FORM 6-K

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Commission File Number: 1-15270

Supplement for the month of July 2010.

NOMURA HOLDINGS, INC.

(Translation of registrant’s name into English)

9-1, Nihonbashi 1-chome

Chuo-ku, Tokyo 103-8645

Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F      X                Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

On June 29, 2010, Nomura Holdings, Inc. filed its Annual Securities Report for the year ended March 31, 2010 with the Director of the Kanto Local Finance Bureau of the Ministry of Finance pursuant to the Financial Instruments and Exchange Act.

Information furnished on this form:

EXHIBIT

Exhibit Number

1.	English translation of certain items disclosed in the Annual Securities Report pursuant to the Financial Instruments and Exchange Act for the fiscal year ended March 31, 2010
2.	Confirmation Letter
3.	Management’s Report on Internal Control Over Financial Reporting

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NOMURA HOLDINGS, INC.

Date: July 29, 2010	By:	/s/ Shinji Iwai
Shinji Iwai
Senior Managing Director

EXHIBIT I

Annual Securities Report Pursuant to the Financial Instruments and Exchange Act for the Fiscal Year Ended March 31, 2010

Notes:

1.	Translation for the underlined items are attached to this form as below.

2.	The U.S. dollar amounts, which are not displayed in the Annual Securities Report (“annual report”), are included solely for the convenience of the reader and have been translated at the rate of ¥93.40 = U.S. $1, the noon buying rate in New York City for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York on March 31, 2010. This translation should not be construed to imply that the Yen amounts actually represent, or have been or could be converted into, equivalent amounts in U.S. dollars.

PART I    Corporate Information

Item 1. Information on Company and Its Subsidiaries and Affiliates

1. Selected Financial Data.

(1) Selected consolidated financial data for the latest five fiscal years.

Year ended March 31	2006	2007	2008	2009	2010
Total revenue (Mil yen)	1,792,840	2,049,101	1,593,722	664,511	1,356,751
Net revenue (Mil yen)	1,145,650	1,091,101	787,257	312,627	1,150,822
Income (loss) from continuing operations before income taxes (Mil yen)	452,016	318,502	(64,910)	(780,265)	105,247
Net income (loss) attributable to Nomura Holdings, Inc. (“NHI”)	304,328	175,828	(67,847)	(708,192)	67,798
Total equity (Mil yen)	2,083,629	2,222,959	2,001,102	1,551,546	2,133,014
Total assets (Mil yen)	34,694,679	35,577,511	25,236,054	24,837,848	32,230,428
Shareholders’ equity per share (Yen)	1,083.19	1,146.23	1,042.60	590.99	579.70
Net income (loss) attributable to NHI common shareholders per share—basic (Yen)	159.02	92.25	(35.55)	(364.69)	21.68
Net income (loss) attributable to NHI common shareholders per share—diluted (Yen)	158.78	92.00	(35.57)	(366.16)	21.59
Total NHI shareholders’ equity as a percentage of total assets (%)	5.9	6.1	7.9	6.2	6.6
Return on shareholders’ equity (%)	15.48	8.28	(3.25)	(40.15)	3.70
Price/earnings ratio (times)	16.51	26.61	—	—	31.78
Cash flows from operating activities from continuing operations (Mil yen)	(565,214)	(1,627,156)	(647,906)	(712,629)	(1,500,770)
Cash flows from investing activities from continuing operations (Mil yen)	(4,678)	(533,813)	(102,019)	(98,905)	(269,643)
Cash flows from financing activities from continuing operations (Mil yen)	829,219	1,568,703	942,879	999,760	2,176,530
Cash and cash equivalents at end of the year (Mil yen)	991,961	410,028	507,236	613,566	1,020,647
Number of staffs	14,392	16,854	18,026	25,626	26,374
[Average number of temporary staffs, excluded from above]	[3,498 ]	[3,766 ]	[4,576 ]	[4,997 ]	[4,728 ]

(Notes)

1	The selected financial data were stated in accordance with the accounting principles generally accepted in the United States of America (“U.S. GAAP”).

2	Shareholders’ equity per share, Total NHI shareholders’ equity as a percentage of total assets, Return on shareholders’ equity are calculated with Total NHI shareholders’ equity.

3	Due to the retroactive application of Financial Accounting Standards Board (“FASB”), Accounting Standards Codification™ (“ASC”) 210-20 “Balance Sheet—Offsetting” (“ASC 210-20”), we have reclassified the “Total assets” and “Total NHI shareholders’ equity as a percentage of total assets” for the years ended March 31, 2006, 2007, and 2008. The amounts previously reported are as follows:

Year ended March 31	2006	2007	2008
Total assets (Mil yen)	35,026,035	35,873,374	26,298,798
Shareholders’ equity as a percentage of total assets (%)	5.9	6.1	7.6

4	Price/earnings ratio (times) is not stated for the years ended March 31, 2008 and 2009 due to net loss.

5	Effective with the year ended March 31, 2007, cash flows from loans receivable at banks were reported as investing activities which had been in prior years classified as operating activities and cash flows from deposits received at banks were reported as financing activities which had been in prior years classified as operating activities. The prior year amounts have been reclassified to conform to the current year presentation. The amounts previously reported are as follows:

Year ended March 31	2006
Cash flows from operating activities from continuing operations (Mil yen)	(566,327)
Cash flows from investing activities from continuing operations (Mil yen)	27,439
Cash flows from financing activities from continuing operations (Mil yen)	798,215

6	In accordance with ASC 360 “Property, Plant, and Equipment” (“ASC 360”) , income from the operations that were reclassified to discontinued operations during the year ended March 31, 2006 are separately reported as income from discontinued operations.

7	In accordance with ASC 360, cash flows from the operations that were reclassified to discontinued operations during the year ended March 31, 2006 are separately reported as cash flows from discontinued operations.

8	The consumption tax and local consumption tax on taxable transaction are accounted for based on the tax exclusion method.

9	Certain contract employees who were previously included in temporary staff are included in Number of staffs for the year ended March 31, 2008. Such numbers previously reported have been reclassified to conform to the current year presentation. The numbers previously reported are as follows:

	2006		2007
Number of staffs	14,668		16,145
[Average number of temporary staffs, excluded from above]	[3,779	]	[4,434	]

10	With the application of ASC 946, “Financial Services—Investment Companies”, all investments made by investment companies within the scope of the guide are carried at fair value, with changes in fair value recognized through earnings commencing from the fiscal year ended March 31, 2008.

11	In accordance with the updated guidance for accounting and reporting of noncontrolling interests in financial statements, included in ASC 810, “Consolidation” (“ASC 810”), (“updated noncontrolling interests guidance” ), the consolidated balance sheets and consolidated statements of operations as of and for the years ended March 31, 2006, 2007, 2008 and 2009 have been reclassified. Such reclassification has been made in Income (loss) before income taxes and Total equity. The amounts previously reported are as follows:

	2006	2007	2008	2009
Income (loss) before income taxes (Mil yen)	445,600	321,758	(64,588)	(779,046)
Total equity (Mil yen)	2,063,327	2,185,919	1,988,124	1,539,396

(2)	Selected stand alone financial data for the latest five fiscal years

Year ended March 31,	2006	2007	2008	2009	2010
Operating revenue (Mil yen)	220,699	340,886	419,649	340,071	220,873
Ordinary income (Mil yen)	131,282	207,221	246,231	127,181	29,121
Net income (loss) (Mil yen)	17,878	158,235	53,985	(393,712)	12,083
Common stock (Mil yen)	182,800	182,800	182,800	321,765	594,493
Number of issued shares (1,000 shares)	1,965,920	1,965,920	1,965,920	2,661,093	3,719,133
Shareholders’ equity (Mil yen)	1,446,649	1,475,328	1,423,661	1,244,082	1,806,307
Total assets (Mil yen)	3,627,776	4,438,039	4,449,810	3,681,507	4,566,078
Shareholders’ equity per share (Yen)	758.96	772.51	740.17	466.99	485.62
Dividend per share (Yen)	48.00	44.00	34.00	25.50	8.00
The first quarter	—	8.00	8.50	8.50	—
The second quarter	12.00	8.00	8.50	8.50	4.00
The third quarter	—	8.00	8.50	8.50	—
The end of a term (the fourth quarter)	36.00	20.00	8.50	—	4.00
Net income (loss) per share (Yen)	9.34	82.97	28.27	(202.62)	3.86
Net income per share—diluted (Yen)	9.32	82.59	28.07	—	3.83
Shareholders’ equity as a percentage of total assets (%)	39.9	33.2	31.7	33.1	39.0

Return on shareholders’ equity (%)	1.22	10.84	3.74	(29.95)	0.81
Price/earnings ratio (times)	281.05	29.59	52.71	—	178.36
Payout ratio (%)	513.92	53.03	120.27	—	213.61
Dividend on shareholders’ equity (%)	6.32	5.69	4.60	4.00	1.45
Number of staffs	19	21	52	52	50
[Average number of temporary staffs, excluded from above]	[—]	[—]	[—]	[—]	[—]

(Notes)

1	The consumption tax and local consumption tax on taxable transactions are accounted for based on the tax exclusion method.

2	Nomura Holdings, Inc. (hereinafter “the Company”) paid quarterly dividend payments in the fiscal year ended March 31, 2007, 2008 and 2009.

3	Dividend per share figures in the columns of the second quarters as of the fiscal year ended March 31, 2006 represent interim dividend.

4	No dividend per share information is provided at the end of term (the fourth quarter) of the year ended March 31, 2009, as there was no dividend.

5	Number of staffs represents staffs who work at the Company.

6	The Company adopted the “Accounting Standards for Presentation of Net Assets in the Balance Sheet” (Corporate Accounting Standards No. 5) and “Implementation Guidance on Accounting Standards for Presentation of Net Assets in the Balance Sheet” (Corporate Accounting Standards No. 8) for presentation of Net Assets in the Balance Sheet from the fiscal year ended March 31, 2007.

7	No Net income per share – diluted information was provided, as there was Net loss per share, although there are dilutive shares for the year ended March 31, 2009.

8	No Payout ratio or Dividend on shareholder’s equity information was provided due to the net loss for the year ended March 31, 2009.

3. Business Overview.

Nomura Holdings, Inc. and its 314 consolidated subsidiaries and variable interest entities primarily operate investment and financial services business focusing on securities business as their core business. Nomura provides wide-ranging services to customers for both of financing and investment through the operations in Japan and other major financial capital markets in the world. Such services include securities trading and brokerage, underwriting and distribution, arrangement of public offering and secondary distribution, arrangement of private placement, principal investment, asset management and other broker-dealer and financial business. There are also 17 companies accounted for under the equity method as at March 31, 2010.

Organizational Structure

The following table lists Nomura Holdings, Inc. and its significant subsidiaries and affiliates.

Nomura Holdings, Inc.

Domestic Subsidiaries

Nomura Securities Co., Ltd.

Nomura Asset Management Co., Ltd.

The Nomura Trust and Banking Co., Ltd.

Nomura Babcock & Brown Co., Ltd.

Nomura Capital Investment Co., Ltd.

Nomura Investor Relations Co., Ltd.

Nomura Principal Finance Co., Ltd.

Nomura Funds Research and Technologies Co., Ltd.

Nomura Pension Support & Service Co., Ltd.

Nomura Research & Advisory Co., Ltd.

Nomura Business Services Co., Ltd.

Nomura Facilities, Inc.

Nomura Institute of Capital Markets Research

Nomura Healthcare Co., Ltd.

Private Equity Funds Research and Investments Co., Ltd.

Overseas Subsidiaries

Nomura Holding America Inc.

Nomura Securities International, Inc.

Nomura Corporate Research and Asset Management Inc.

Nomura Derivative Products, Inc.

Nomura America Mortgage Finance, LLC

Nomura Financial Holding America, LLC

Nomura Global Financial Products Inc.

NHI Acquisition Holding Inc.

Instinet Incorporated

Nomura Europe Holdings plc

Nomura International plc

Nomura Bank International plc

Banque Nomura France

Nomura Bank (Luxembourg) S.A.

Nomura Bank (Deutschland) GmbH

Nomura Bank (Switzerland) Ltd.

Nomura Italia S.I.M. p.A.

Nomura Investment Banking (Middle East) B.S.C. (Closed)

Nomura Funding Facility Corporation Limited

Nomura Global Funding plc

Nomura Europe Finance N.V.

Nomura Principal Investment plc

Nomura Capital Markets plc

Nomura European Investment Limited

Nomura Asia Holding N.V.

Nomura International (Hong Kong) Limited

Nomura Singapore Limited

Nomura Malaysia Sdn. Bhd.

Nomura Australia Limited

PT Nomura Indonesia

Nomura Financial Advisory and Securities (India) Private Limited

Nomura Asia Investment (Fixed Income) Pte. Ltd

Nomura Asia Investment (India Powai) Pte. Ltd.

Nomura Services India Private Limited

Affiliates

Nomura Research Institute, Ltd.

JAFCO Co., Ltd.

Nomura Land and Building Co., Ltd.

Daiko Clearing Services Corporation

Capital Nomura Securities Public Company Limited

Item 2. Operating and Financial Review

1. Operating Results.

You should read the following discussion of our operating and financial review and prospects together with Item 1 “Selected Financial Data” of this annual report and our consolidated financial statements included elsewhere in this annual report. Operating results for the year ended March 31, 2008 are based on our consolidated financial information submitted on June 30, 2008, and certain reclassifications of reported amounts have been made to conform to the current year presentation. This discussion and analysis contains forward-looking statements that involve risks, uncertainties and assumptions. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of factors, including, but not limited to, those under “Risk Factors” and elsewhere in this annual report.

Business Environment

Japan

The Japanese economy contracted severely in the fiscal year ended March 2009 as it was seriously affected by rapid deterioration in the global economy amid a credit squeeze triggered by the September 2008 collapse of a U.S. investment bank. Fallout lingered into the year ended March 2010, when real GDP contracted a substantial 1.9%, after having fallen 3.7% in the year ended March 2009. Quarter-on-quarter growth during the year, however, showed an improving trend that reflected export recovery supported by economic stimulus measures in various countries, as well as improved domestic demand being underpinned by measures taken by the Japanese government. This economic recovery has also started to translate into improvements in the employment environment.

Corporate earnings fell sharply in the year ended March 2009 in reaction to economic downturns in Japan and overseas as well as financial market turmoil. In the year ended March 2010, sales remained on a downtrend, but profits turned up, supported by widespread cost-cutting efforts and a second-half upswing in manufacturing industry sales. We estimate that recurring profits rose in the year ended March 2010 at around 90% of major companies (NOMURA 400 companies), with large contributions to overall earnings improvement from companies in the financial sector and in such processing industries as automobile electrical machinery and precision equipment.

The stock market had been on a downtrend until March 2009, but it turned up with stock prices rising over the year ended March 2010. Global stock markets turned up from March 2009 as concerns of economic contraction sparked by the global credit squeeze were gradually alleviated by monetary easing and economic stimulus measures taken by policymakers around the world. The TOPIX reached a post-bubble low in March 2009, rallied through to August, then temporarily slipped back through to November before rising again to reach a high for the fiscal year in March 2010. The TOPIX fell from 1,212.96 as of March 2008 to 773.66 at the end of March 2009, a decline of 36.2%, the steepest decline over a fiscal year since the index’s inception, but it then recovered to 978.81 at the end of March 2010, a rise of 26.5%. The Nikkei Stock Average also rallied sharply by 36.8%, rising from 8,109.53 at the end of March 2009 to 11,089.94 at the end of March 2010.

Yields on newly issued 10-year Japanese government bonds were at 1.3% at the end of March 2009 as global financial market turmoil showed signs of easing, but rose to over 1.5% in June in tandem with the stock market rally. Thereafter, long-term rates declined as the view gained ground that an end to monetary easing policies in the US would be postponed, and then rose amid concerns of growth in Japan’s fiscal deficit. As a result, rates held broadly between 1.2% and 1.5% during 2009, finishing little changed at the 1.3% level at the end of March 2010.

On the foreign exchange markets, the yen was influenced by an easing in global financial market turbulence. At the end of March 2009, the yen was trading at the ¥99 level against the U.S. dollar and the ¥130 level against the euro. As a result of continued monetary easing in the U.S. to tackle the financial crisis, the U.S. dollar weakened against major currencies through to November 2009, with the yen appreciating to a peak of ¥84 against the dollar. Thereafter, the yen depreciated against the dollar in response to additional monetary easing by the Bank of Japan and other developments, reaching ¥93 at the end of March 2010. Against the euro, the yen moved between ¥124 and ¥139 from April through December 2009, but from the start of 2010 the euro depreciated as Greek government debt problems deepened and concerns surfaced over the euro monetary system and European economies. The yen appreciated to a peak of ¥119 against the euro at one point in February 2010, before correcting to ¥125 at the end of March 2010.

Overseas

The economies of the leading industrialized nations have been recovering as a result of economic stimulus measures taken in response to the global financial crisis from September 2008. International commodity prices fell sharply heading toward the end of 2008 due to the global credit crunch and concerns about the recession, but then rallied. Aggressive interest rate cuts in the U.S. and Europe, the recapitalization of banks using public funds, and fiscal measures helped the global economy emerge from recession, but not sufficiently to allow the withdrawal of stimulatory policies and a return to normality. Furthermore, in China, the curbing rises in real estate prices has become an issue in the wake of aggressive fiscal policy measures.

U.S. real GDP growth slow down to 0.4% year-on-year in 2008, followed by a 2.4% contraction in 2009. On a quarterly basis, however, three consecutive quarters of growth starting from July-September 2009 showed the economy entering a recovery phase. Benefits from monetary easing in response to the financial crisis, and from efforts to boost domestic demand through tax cuts and public works spending, helped revive business sentiment and stimulate corporate activity as corporate earnings improved. With the corporate and household sectors continuing to reduce debt, the pick-up has been modest, but recovery has spread to capital investment and employment.

The Federal Reserve Board (FRB), sought to shift gradually to a neutral policy stance while continuing to promote financial market stability and supporting the economy. The FRB held the federal funds rate target at 0–0.25%, effectively maintaining a zero interest rate policy, and indicated its awareness of the markets in acknowledging that it would take time before policy interest rates were raised. However, it phased out quantitative easing measures designed to supply funds to the financial markets through such means as purchasing mortgage backed securities.

The U.S. stock market turned up as the global credit squeeze eased and benefits from monetary easing spread, with the Dow Jones Industrial Average rallying to 10,856.63 at the end of March 2010, from 7,608.92 at the end of March 2009. The yield on 10-year U.S. Treasuries was at the 2.6% level in March 2009 but then held at the 3% level from April 2009 onward as upward pressure from rising share prices and concerns about growth in the fiscal deficit was counteracted by downward pressure from the FRB continuing monetary easing.

European economies also entered a period of recovery in 2009. The Eurozone saw real GDP contract 4.2% year-on-year in 2009, after growth of 0.6% in 2008. On a quarterly basis, however, growth was positive for three straight quarters, starting in the July-September 2009 quarter. The European Central Bank, in order to stabilize financial markets and support the economy, lowered its policy rate and supplied ample liquidity to the financial markets, in addition to which fiscal stimulus measures taken in different countries contributed to gradual economic recovery.

Subsequently, concerns have started to grow about the size of government debt as a side effect of fiscal stimulus measures. European share prices rallied in tandem with stabilization in markets around the world, with the benchmark German stock index (DAX) rising approximately 50% during the year ended March 2010.

Asia ex-Japan economies also made a strong recovery. Real GDP growth in China in 2009 was 8.7%, versus 9.0% in 2008, with the much stronger recovery compared with the leading industrial nations supported by the Chinese government’s large-scale stimulus package, worth some 13% of nominal GDP. This recovery drove economic recovery across Asia as a whole, though also spawning the need to curb rising real estate prices as a policy issue.

Executive Summary

The global economy reeled from the intensified financial market turmoil in the second half of the fiscal year ended March 2009, but in the spring of 2009 inventory adjustments and economic stimulus measures implemented throughout the world reversed the economic downturn. Emerging countries and resource-rich countries experienced fast-paced economic recoveries. In Japan, fiscal policies brought an end to the economic downturn in the first half of the fiscal year ended March 2010, followed by the start of a recovery in the second half of the fiscal year ended March 2010, led by an increase of exports, particularly to emerging countries. Although the employment situation has been slow to improve and household sector spending has yet to recover, the situation in the corporate sector has improved. After a significant decline in the year ended March 2009, recurring profits of major listed companies were once again positive in the year ended March 2010 due to cost-cutting measures in response to a steep drop in sales. On the other hand, trading value on the Tokyo Stock Exchange totaled approximately ¥379 trillion in the fiscal year ended March 31, 2010, the lowest level in five years. In the bond market, the yield on newly issued 10-year Japanese government bonds rose to the 1.5% range in June 2009 in conjunction with the stock market rebound, but then fell to the 1.1% range at the end of 2009 as investors prepared for a prolonged period of low interest rates in industrialized countries. The yield subsequently rose to the 1.3% range in March 2010. In the capital markets, reduced risk aversion on a global basis brought about a more favorable environment for companies to raise capital through the equity and debt capital markets both in Japan and overseas. The amount of equity and equity-related financing was much larger than the previous fiscal year, particularly in Asia. In Japan, equity and equity-related financing increased to ¥7.7 trillion, approximately 5.5 times greater than the previous fiscal year, marking the highest level in a decade. Amid this environment, we focused our efforts on client businesses in equity and fixed income. In Japan, we leveraged our strong base to earn stable profits, while overseas we generated profits from our new business platform. We were profitable on a pre-tax basis in all previous five business segments. As a result, net revenue increased 268% year-on-year to ¥1,150.8 billion, non-interest expenses decreased 4% year-on-year to ¥1,045.6 billion, income before income taxes was ¥105.2 billion, and net income attributable to Nomura Holdings, Inc. was ¥67.8 billion. Consequently, ROE for the full year was 3.7%.

In Retail, net revenue for the year ended March 31, 2010 was ¥388.3 billion, up 33% from the previous year, and income before income taxes was ¥113.4 billion, up 522% from the previous year. During the fiscal year, we focused on businesses that meet client needs, with a particular emphasis on consulting services. We saw an increase in sales of investment trusts, particularly for multi-currency investment trusts, as well as an increase in equity offerings associated with capital raising by companies. We also steadily expanded our Retail client base during the period. Retail client assets increased to ¥73.5 trillion as of March 31, 2010, compared to ¥59.3 trillion as of March 31, 2009.

In Global Markets, net revenue for the year ended March 31, 2010 was ¥658.4 billion and income before income taxes was ¥172.0 billion. Over the past year we have seen positive results from our expanded business platform following the acquisition of certain Lehman Brothers operations in October 2008. In addition to growth in client equity and fixed income trading in Japan, we also saw an increase in such businesses in both Europe and Asia. In the equity business, we expanded our client franchise by enhancing services related to European and Asian equities in addition to our existing Japanese equity-related business and by serving clients with our advanced technologies. In the fixed income business, we became a Primary Dealer in the United States as we continued our platform build out aimed at delivering world-class products and services. In Global Markets, we are working to build a regionally-balanced earnings structure with a focus on client trades.

In Investment Banking, net revenue for the year ended March 31, 2010 was ¥118.9 billion, up 87% from the previous year, and income before income taxes was ¥1.7 billion, due primarily to increased transaction volume in equity finance by major Japanese financial institutions and corporations. In Japan, we maintained our dominant position in equity underwriting, bond underwriting and M&A advisory. We also won mandates on many large deals overseas, including cross-border M&A deals and the underwriting of debt issued by foreign governments. In addition to such traditional investment banking activity, the solutions business, which helps clients manage their balance sheet and portfolios, began contributing to earnings during the fiscal year.

In Merchant Banking, net revenue for the year ended March 31, 2010 was ¥12.2 billion due primarily to realized and unrealized gains on equity securities of certain investee companies. As a result, income before income taxes was ¥1.4 billion. We succeeded in posting a profit as we strengthened our efforts to increase the enterprise value of existing investments and sought optimal exit strategies.

In Asset Management, net revenue for the year ended March 31, 2010 was ¥70.4 billion, up 18% from the previous year, and income before income taxes was ¥18.6 billion, up 152% from the previous year. Assets under management increased by ¥3.2 trillion from the end of March 2009 to ¥23.4 trillion as of March 2010. We maintained our leading position in Japan’s publicly offered investment trust market, and responded to client needs by launching high-yield bond investment trusts and new emerging country-related investment trusts. We also won a large number of investment advisory mandates from overseas institutional investors.

Results of Operations

Overview

The following table provides selected consolidated statements of operations information for the years indicated.

The information for the fiscal year ended March 31, 2008 (from April 1, 2007 to March 31, 2008) was derived from the Annual Securities Report to the Financial Instruments and Exchange Act filed on June 30, 2008 and the amounts previously reported have been reclassified to conform to the fiscal year ended March 31, 2010 (from April 1, 2009 to March 31, 2010) presentation.

	Year Ended March 31
	2008	2009	2010
	(in millions, except percentages)
Non-interest revenues:
Commissions	¥404,659	¥306,803	¥395,083	$4,230
Fees from investment banking	85,096	54,953	121,254	1,298
Asset management and portfolio service fees	189,712	140,166	132,249	1,416
Net gain (loss) on trading	61,720	(128,339)	417,424	4,469
Gain (loss) on private equity investments	76,505	(54,791)	11,906	127
Gain (loss) on investments in equity securities	(48,695)	(25,500)	6,042	65
Other	28,185	39,863	37,483	402

Total Non-interest revenues	797,182	333,155	1,121,441	12,007
Net interest revenue	(9,925)	(20,528)	29,381	314

Net revenue	787,257	312,627	1,150,822	12,321
Non-interest expenses	852,167	1,092,892	1,045,575	11,194

Income (loss) before income taxes	(64,910)	(780,265)	105,247	1,127
Income tax expense	3,259	(70,854)	37,161	398

Net income (loss)	¥(68,169)	¥(709,411)	¥68,086	$729
Less: Net income (loss) attributable to noncontrolling interests	¥(322)	¥(1,219)	¥288	$3

Net income (loss) attributable to NHI	¥(67,847)	¥(708,192)	¥67,798	$726

Return on equity	(3.3)%	(40.2)%	3.7%

Net revenue increased by 268% from ¥312,627 million for the year ended March 31, 2009 to ¥1,150,822 million for the year ended March 31, 2010. Commissions increased by 29%, due primarily to an increase in commissions for the distribution of investment trusts, reflecting the recovery from the overall market slump triggered by the turmoil in the global financial markets. Fees from investment banking increased by 121%, due primarily to an increase in transaction volume in equity finance for Japanese companies. Net gain on trading was ¥417,424 million for the year ended March 31, 2010, due primarily to the recovery from the turmoil in the global financial markets. Gain on private equity investments was ¥11,906 million for the year ended March 31, 2010 due primarily to realized and unrealized gains on equity securities of certain investee companies.

Net revenue decreased by 60% from ¥787,257 million for the year ended March 31, 2008 to ¥312,627 million for the year ended March 31, 2009. Commissions decreased by 24%, due primarily to a decline in commissions for the distribution of investment trusts, reflecting the overall market slump triggered by the turmoil in the global financial markets. Asset management and portfolio service fees also decreased by 26%, due primarily to a decrease in assets under management driven by the plunge in the stock market and the appreciation of the yen. While net gain on trading was ¥61,720 million for the year ended March 31, 2008, we suffered a net loss of ¥128,339 million on trading for the year ended March 31, 2009, due primarily to the turmoil in the global financial markets. While we gained ¥76,505 million on private equity investments for the year ended March 31, 2008, we lost ¥54,791 million on such investments for the year ended March 31, 2009 due primarily to unrealized losses of certain investee companies.

Net interest revenue was negative ¥9,925 million for the year ended March 31, 2008, negative ¥20,528 million for the year ended March 31, 2009 and ¥29,381 million for the year ended March 31, 2010. Net interest revenue is a function of the level and mix of total assets and liabilities, which includes trading assets and financing and lending transactions, and the level, term structure and volatility of interest rates. Net interest revenue is an integral component of trading activity. In assessing the profitability of our overall business and of our Global Markets business in particular, we view net interest revenue and non-interest revenues in aggregate. For the year ended March 31, 2010, interest revenue and interest expense decreased 29% and 41%, respectively, due primarily to decline of short-term interest rates of repurchase and reverse repurchase transactions. As a result, net interest revenue for the year ended March 31, 2010 increased by ¥49,909 million from the year ended March 31, 2009. Net interest revenue for the year ended March 31, 2009 declined by ¥10,603 million from the year ended March 31, 2008. Short-term interest rates declined during the year in major currencies including U.S. dollar and Japanese yen by March 2009, but until the third quarter short-term interest rates in Japanese yen stayed at a relatively high level in comparison to the U.S. dollar, which decreased significantly. Together with the continuous decline in demand for structured notes from investors, this has pushed up our financial costs, failing to offset the decline in the gross interest revenue which is due to the general decline in the interest rate level across the globe. However, the rate at which net interest revenue deteriorated in the last three quarters has been moderated, in response to decreased turmoil in the short-term interest rate market.

In our consolidated statements of operations, we include gains and losses on investments in equity securities within revenue. We recorded gains and losses on such investments in the amount of negative ¥48,695 million for the year ended March 31, 2008, negative ¥25,500 million for the year ended March 31, 2009 and ¥6,042 million for the year ended March 31, 2010. This line item includes both realized and unrealized gains and losses on investments in equity securities held for operating purposes. These investments refer to our investments in unaffiliated companies, which we hold on a long-term basis in order to promote existing and potential business relationships. In our consolidated financial statements, these investments are recorded at fair value, with unrealized gains and losses on these investments recognized in the consolidated statements of operations.

Non-interest expenses decreased by 4% from ¥1,092,892 million for the year ended March 31, 2009 to ¥1,045,575 million for the year ended March 31, 2010. The decrease in non-interest expenses was caused by the decrease in other expenses by 46% from ¥262,558 million for the year ended March 31, 2009 to ¥142,494 million for the year ended March 31, 2010, primarily because impairment losses against affiliated companies were lower for the year ended March 31, 2010. The decrease in non-interest expenses was offset by the full-year recognition of compensation and benefits, information processing and communications, and occupancy and depreciation related to the acquisition of Lehman on a half year in October 2008 for the year ended March 31, 2010, while such expenses were recognized in principle for a half year in the year ended March 31, 2009.

Non-interest expenses increased by 28% from ¥852,167 million for the year ended March 31, 2008 to ¥1,092,892 million for the year ended March 31, 2009. The increase in non-interest expenses consisted mainly of other expenses and compensation and benefits. Other expenses increased by 67% from ¥157,190 million for the year ended March 31, 2008 to ¥262,558 million for the year ended March 31, 2009, mainly due to significant impairment losses being recognized against affiliated companies. Compensation and benefits increased by 34% from ¥366,805 million for the year ended March 31, 2008 to ¥491,555 million for the year ended March 31, 2009, due primarily to an increase in the number of employees as a result of the Lehman acquisition.

Income (loss) before income taxes was negative ¥64,910 million for the year ended March 31, 2008, and negative ¥780,265 million for the year ended March 31, 2009 and ¥105,247 million for the year ended March 31, 2010.

We are subject to a number of different taxes in Japan and have adopted the consolidation tax system permitted under Japanese tax law. The consolidation tax system only imposes a national tax. Since April 1, 2004, our domestic statutory tax rate has been approximately 41%. Our foreign subsidiaries are subject to the income tax rates of the countries in which they operate, which are generally lower than those in Japan. Our effective tax rate in any one year is therefore dependent on our geographic mix of profits and losses and also on the specific tax treatment applicable in each location.

Income tax expense for the year ended March 31, 2010 was ¥37,161 million, representing an effective tax rate of 35.3%. The significant factor causing the difference between the effective tax rate of 35.3% and the statutory tax rate of 41% was due to different tax rates applicable for foreign subsidiaries which decreased the effective tax rate by 26.9%. Other significant factors causing the difference were taxable items to be added on financial profit and non-deductible expenses which increased the effective tax rate by 10.8% and 10.5%, respectively for the year ended March 31, 2010.

Income tax expense for the year ended March 31, 2009 was negative ¥70,854 million, representing an effective tax rate of 9.1% which was significantly below the statutory tax rate of 41%. The most significant factor causing the difference was an increase in the valuation allowance, mainly relating to non-recoverability of losses in certain U.S. and U.K. subsidiaries and also future realizable losses in Japan as a result of the review of the future realizable value of the deferred tax assets. Although the increase in the valuation allowance generally has the effect of increasing the effective tax rate, this had the effect of decreasing the rate by approximately 27.6% due to losses from continuing operations. Other significant factors included tax benefits recognized on the devaluation of investments in foreign subsidiaries which increased the effective tax rate by approximately 7.5% and also the different tax rates applicable for foreign subsidiaries which decreased the effective tax rate by 9.9% for the year ended March 31, 2009.

Income tax expense for the year ended March 31, 2008 was ¥3,259 million, representing an effective tax rate of negative 5.0%. The effective tax rate was significantly below the statutory tax rate of 41%. The most significant factor causing the difference was an increase in the valuation allowance, mainly relating to the non-recoverability of losses in certain U.S. subsidiaries and future realizable losses in Japan as a result of the review of the future realizable value of deferred tax assets. Although the increase in the valuation allowance generally has the effect of increasing the effective tax rate, it resulted in a decreasing effective tax rate for the year ended March 31, 2008 by approximately 165.5% due to losses from continuing operations. Another significant factor causing the difference was tax benefits recognized on the devaluation of investments in foreign subsidiaries. This had the effect of increasing the effective tax rate for the year ended March 31, 2008 by approximately 120.9%.

Net income (loss) attributable to NHI was negative ¥67,847 million for the year ended March 31, 2008, and negative ¥708,192 million for the year ended March 31, 2009 and ¥67,798 million for the year ended March 31, 2010. Our return on equity was negative 3.3% for the year ended March 31, 2008, negative 40.2% for the year ended March 31, 2009, and 3.7% for the year ended March 31, 2010.

Results by Business Segment

As discussed in “Overview” under Item 4.B of this annual report, we provide operation results for the year ended March 31, 2010 in accordance with previous five business segments: Retail, Global Markets, Investment Banking, Merchant Banking and Asset Management. Gain (loss) on investments in equity securities, our share of equity in the earnings (losses) of affiliates, impairment losses on long-lived assets, corporate items and other financial adjustments are included as “Other” operating results outside of business segments in our segment information. Unrealized gain (loss) on investments in equity securities held for operating purposes is classified as reconciling items outside of our segment information. The following segment information should be read in conjunction with Item 4.B “Business Overview” of this annual report and Note 21 “Segment and geographic information” to our consolidated financial statements included in this annual report. The reconciliation of our segment results of operations and consolidated financial statements is set forth in Note 21 “Segment and geographic information”.

In April 2010, Nomura established the Wholesale Division, encompassing the operations previously conducted by the Global Markets, the Investment Banking, and the Merchant Banking divisions. Also Nomura realigned its reportable segments to reflect how it operates and manage its business. This realignment consisted of merging the Global Markets, Investment Banking and Merchant Banking segments and realigning its businesses into the Retail, Wholesale, and Asset Management segments. Nomura will disclose business segment information in accordance with this structure for the year ending March 31, 2011.

Retail

In Retail, we receive commissions and fees from investment consultation services which we provide mainly to individual customers in Japan. Additionally, we receive operational fees from asset management companies in connection with the administration services of investment trust certificates that we distribute. We also receive agent commissions from insurance companies for the insurance products we sell as an agent.

Operating Results of Retail

	Year Ended March 31
	2008	2009	2010
	(in millions)
Non-interest revenues	¥395,887	¥287,750	¥384,816	$4,120
Net interest revenue	6,131	4,107	3,456	37

Net revenue	402,018	291,857	388,272	4,157
Non-interest expenses	279,702	273,620	274,915	2,943

Income before income taxes	¥122,316	¥18,237	¥113,357	$1,214

Net revenue for the year ended March 31, 2010 was ¥388,272 million, increasing 33% from ¥291,857 million for the year ended March 31, 2009, due primarily to increasing commissions for distribution of investment trusts.

Net revenue for the year ended March 31, 2009 was ¥291,857 million, decreasing 27% from ¥402,018 million for the year ended March 31, 2008. The overall market slump triggered by the turmoil in the global financial markets led to a decline in brokerage commissions and commissions for distribution of investment trusts. Sales of structured bonds declined as a result of the rapid strengthening of the yen, leading to lower sales credit.

Non-interest expenses for the year ended March 31, 2010 were ¥274,915 million, almost at the same level as ¥273,620 million for the year ended March 31, 2009.

Non-interest expenses for the year ended March 31, 2009 were ¥273,620 million, decreasing 2% from ¥279,702 million for the year ended March 31, 2008, due primarily to a decrease in compensation and benefits.

Income before income taxes was ¥122,316 million for the year ended March 31, 2008, ¥18,237 million for the year ended March 31, 2009, and ¥113,357 million for the year ended March 31, 2010.

The graph below shows the revenue composition by instrument in terms of Retail non-interest revenues for the years ended March 31, 2008, 2009, and 2010.

As described above, revenue composition of investment trusts and asset management increased from 47% for the year ended March 31, 2009 to 58% for the year ended March 31, 2010, due primarily to an increase in commissions for the distribution of investment trusts. Revenue composition of equities remained unchanged from the previous year. Revenue composition of bonds decreased from 24% for the year ended March 31, 2009 to 15% for the year ended March 31, 2010, due primarily to a decrease in revenue reflecting the decrease in the sales of bonds. Revenue composition of variable annuity insurance decreased from 3% for the year ended March 31, 2009 to 1% for the year ended March 31, 2010.

Retail Client Assets

The following graph shows amounts and details regarding the composition of retail client assets at March 31, 2008, 2009, and 2010. Retail client assets consist of customers’ assets held in our custody, and assets relating to variable annuity insurance products.

Retail Client Assets

Retail client assets increased by ¥14.2 trillion from ¥59.3 trillion as of March 31, 2009 to ¥73.5 trillion as of March 31, 2010, due primarily to market appreciation of equity securities. The balance of our clients’ investment trusts increased 25% from ¥10.4 trillion as of March 31, 2009 to ¥12.9 trillion as of March 31, 2010, reflecting net cash inflows by clients of ¥0.8 trillion and market appreciation of ¥1.7 trillion.

Retail client assets decreased by ¥12.9 trillion from ¥72.2 trillion as of March 31, 2008 to ¥59.3 trillion as of March 31, 2009, due primarily to a decrease in the balance of equity securities as a result of the stock market decline. The balance of our clients’ investment trusts decreased 22% from ¥13.4 trillion as of March 31, 2008 to ¥10.4 trillion as of March 31, 2009, reflecting net cash inflows by clients of ¥0.1 trillion and market depreciation of ¥3.1 trillion.

Global Markets

We have a proven track record in sales and trading of bonds, stocks, and foreign exchange, as well as derivatives based on these financial instruments, mainly to institutional investors. In response to the increasingly diverse and complex needs of our customers, we are building up our trading and product origination capabilities to offer superior products not only to institutional investors but also to Retail and Asset Management. This cross-divisional approach also extends to Investment Banking, where close collaboration leads to high value-added solutions for our customers. In Asset Finance, we use our broad customer base to maximum advantage and offer sophisticated financial solutions for raising capital through real estate and other asset securitization schemes.

We have forged extensive ties with institutional investors in Japan and international markets; wealthy and affluent investors, public-sector agencies, and regional financial institutions in Japan; and government agencies, financial institutions, and corporations around the world. These ties enable us to identify the types of products of interest to investors and then to develop and deliver products that meet their needs.

Operating Results of Global Markets

	Year Ended March 31
	2008	2009	2010
	(in millions)
Non-interest revenues	¥145,192	¥(146,335)	¥625,059	$6,692
Net interest revenue	(49,595)	(10,919)	33,382	357

Net revenue	95,597	(157,254)	658,441	7,049
Non-interest expenses	321,794	417,387	486,433	5,207

Income (loss) before income taxes	¥(226,197)	¥(574,641)	¥172,008	$1,842

Net revenue increased from negative ¥157,254 million for the year ended March 31, 2009 to ¥658,441 million for the year ended March 31, 2010. In Fixed Income, net revenue increased from negative ¥217.2 billion for the year ended March 31, 2009 to ¥308.0 billion for the year ended March 31, 2010. In Equities, net revenue increased from ¥98.9 billion for the year ended March 31, 2009 to ¥352.8 billion for the year ended March 31, 2010. Over the past year we have seen positive results from our expanded business platform following the acquisition of certain Lehman Brothers operations in October 2008. In addition to growth in client equity and fixed income trading in Japan, we also saw an increase in such businesses in both Europe and Asia. In Equities, we expanded our client franchise by enhancing services related to European and Asian equities in addition to our existing Japanese equity-related business and by serving clients with our advanced technologies. In Fixed Income, we became a Primary Dealer in the United States as we continued our platform build out aimed at delivering world-class products and services. In Global Markets, we are working to build a regionally-balanced earnings structure with a focus on client trades.

Net revenue decreased from ¥95,597 million for the year ended March 31, 2008 to negative ¥157,254 million for the year ended March 31, 2009. In Fixed Income, net revenue was negative ¥217.2 billion due to trading losses in conjunction with the market drop-off as well as the one-off losses in association with the turmoil in global financial markets. In Equities, the deterioration in the trading environment due to the market turmoil resulted in a 52% year-on-year decline in net revenue to ¥98.9 billion. We also wrote down the value of real estate and other illiquid assets and reduced our exposure to illiquid assets. Following the acquisition of certain operations of Lehman Brothers in October 2008, we restructured our organization and business lines, and generally completed system and other infrastructure integration projects by the end of fiscal year 2009.

Non-interest expenses increased by 17% from ¥417,387 million for the year ended March 31, 2009 to ¥486,433 million for the year ended March 31, 2010, due primarily to increases in commissions, floor brokerage and compensation and benefits.

Non-interest expenses increased by 30% from ¥321,794 million for the year ended March 31, 2008 to ¥417,387 million for the year ended March 31, 2009, due primarily to the acquisition of certain operations of Lehman Brothers.

Loss before income taxes was ¥226,197 million for the year ended March 31, 2008, ¥574,641 million for the year ended March 31, 2009 and income before income taxes was ¥172,008 million for the year ended March 31, 2010.

The table below shows our market share of Japanese Government bond auctions and secondary bond trading, in terms of the principal amounts of bonds purchased, for the years indicated. Secondary bond trading refers to the trading of bonds originally issued in Japan in the over-the-counter market and on exchanges in Japan, but excludes gensaki and inter-dealer transactions.

The following table sets forth the closing level of the TOPIX and the Nikkei 225, which are both stock market indices in Japan, as of the dates indicated, and the percentage changes from the closing level at the date one year before:

	Year Ended March 31
	2008	2009	2010
Nomura’s Share in Japanese Government bond auctions	11%	11%	9%
Nomura’s Share in secondary bond trading	12%	13%	11%

The following table sets forth the closing level of the TOPIX and the Nikkei 225, which are both stock market indices in Japan, as of the dates indicated, and the percentage changes from the closing level at the date one year before:

	March 31
Stock Market Index	2008	2009	2010
TOPIX	1,212.96	773.66	978.81
	(29.2)%	(36.2)%	26.5%
Nikkei 225 (“Nikkei Stock Average”)	12,525.54	8,109.53	11,089.94
	(27.5)%	(35.3)%	36.8%

The TOPIX reached a post-bubble low in March 2009, rallied through to August, then temporarily slipped back through to November before rising again to reach a high for the fiscal year in March 2010. The TOPIX fell from 1,212.96 at the end of March 2008 to 773.66 at the end of March 2009, a decline of 36.2%, the steepest decline over a fiscal year since the index’s inception, but it then recovered to 978.81 at the end of March 2010, a rise of 26.5%. The Nikkei Stock Average also rallied sharply, by 36.8%, rising from 8,109.53 at the end of March 2009 to 11,089.94 at the end of March 2010. The following table shows our market share of Japanese equity trading for the years indicated.

	Year Ended March 31
Nomura’s Share in	2008	2009	2010
Total equity trading market in Japan	7%	7%	9%
Off-floor/off-exchange equity trading market in Japan	21%	17%	17%

Investment Banking

We provide a broad range of investment banking services, such as underwriting and advisory activities to a diverse range of corporations, financial institutions, sovereigns, investment funds and others. We underwrite offerings of debt, equity and other financial instruments in Asia, Europe and other major financial markets. We have been enhancing our M&A and financial advisory expertise to secure more high profile deals both across and within regions. We develop and forge solid relationships with these clients on a long-term basis by providing extensive resources in a seamless fashion to facilitate bespoke solutions.

Operating Results of Investment Banking

	Year Ended March 31
	2008	2009	2010
	(in millions)
Non-interest revenues	¥81,305	¥62,132	¥118,474	$1,268
Net interest revenue	1,804	1,367	448	5

Net revenue	83,109	63,499	118,922	1,273
Non-interest expenses	60,336	120,910	117,178	1,255

Income (loss) before income taxes	¥22,773	¥(57,411)	¥1,744	$18

Net revenue increased by 87% from ¥63,499 million for the year ended March 31, 2009 to ¥118,922 million for the year ended March 31, 2010, due primarily to increased transaction volume in equity finance by major Japanese financial institutions and corporations.

Net revenue decreased by 24% from ¥83,109 million for the year ended March 31, 2008 to ¥63,499 million for the year ended March 31, 2009, due primarily to the decline in transaction volume in equity finance reflecting instability across global stock markets.

Non-interest expenses decreased by 3% from ¥120,910 million for the year ended March 31, 2009 to ¥117,178 million for the year ended March 31, 2010.

Non-interest expenses increased by 100% from ¥60,336 million for the year ended March 31, 2008 to ¥120,910 million for the year ended March 31, 2009, due primarily to the acquisition of certain operations of Lehman Brothers.

Income before income taxes was ¥22,773 million for the year ended March 31, 2008, loss before income taxes was ¥57,411 million for the year ended March 31, 2009 and income before income taxes was ¥1,744 million for the year ended March 31, 2010.

The following table shows changes in our market share (value base) in the underwriting market for bonds and equities in Japan.

	Year Ended March 31
	2008	2009	2010
Nomura’s Share in Japanese IPOs	44%	57%	39%
Nomura’s Share in Japanese Public Offerings	42%	24%	31%
Nomura’s Share in Japanese Straight Bonds	16%	16%	20%
Nomura’s Share in Japanese Samurai Bonds	10%	12%	13%

Merchant Banking

In Japan, Nomura Principal Finance Co., Ltd. has been active in the field of buy-outs and corporate revitalization, targeting investment opportunities that offer scope for capital appreciation and attractive returns on our investment. Our Japanese private equity business has also been developed through investments in funds managed by the Nomura Research & Advisory Co., Ltd. Our principal finance investments in Europe have been primarily managed by Terra Firma, as explained in “Private equity business” below.

Operating Results of Merchant Banking

	Year Ended March 31
	2008	2009	2010
	(in millions)
Non-interest revenues	¥74,795	¥(62,319)	¥20,034	$214
Net interest revenue	(10,002)	(7,556)	(7,866)	(84)

Net revenue	64,793	(69,875)	12,168	130
Non-interest expenses	11,473	15,398	10,738	115

Income (loss) before income taxes	¥53,320	¥(85,273)	¥1,430	$15

Net revenue was ¥12,168 million for the year ended March 31, 2010, compared to net revenue of negative ¥69,875 million for the year ended March 31, 2009, due primarily to realized and unrealized gains on equity securities of certain investee companies.

In the year ended March 31, 2010, unrealized gains from investments in Japan were ¥4.8 billion. Realized gains from the Terra Firma Investments were ¥0.6 billion and unrealized gains from the Terra Firma Investments were ¥8.4 billion. Realized and unrealized gains arose from improving markets, primarily in residential real estate, renewable energy and utilities sectors.

Net revenue was negative ¥69,875 million for the year ended March 31, 2009, as compared to net revenue of ¥64,793 million for the year ended March 31, 2008, due primarily to unrealized losses of certain investee companies.

In the year ended March 31, 2009, realized gains from investments in Japan were ¥42.0 billion and unrealized losses from investments in Japan were ¥78.0 billion. Realized gains from the Terra Firma Investments were ¥6.7 billion and unrealized losses from the Terra Firma Investments were ¥15.7 billion. Realized gains resulted from the exit of certain retail and service industry investments. Unrealized losses resulted from underperformance of investments in the media, aircraft leasing, waste management and renewable energy sectors.

In the year ended March 31, 2008, realized gains from investments in Japan from which we exited were ¥16.6 billion and unrealized losses from investments in Japan were ¥21.2 billion. Realized gains from the Terra Firma Investments were ¥69.3 billion and unrealized gains from the Terra Firma Investments were ¥14.3 billion. Investments in the residential real estate sector continued to perform well, leading to a significant gain.

Non-interest expenses decreased by 30% from ¥15,398 million for the year ended March 31, 2009 to ¥10,738 million for the year ended March 31, 2010, due primarily to a decrease in professional fees.

Non-interest expenses increased by 34% from ¥11,473 million for the year ended March 31, 2008 to ¥15,398 million for the year ended March 31, 2009, due primarily to an increase in professional fees.

Income before income taxes was ¥53,320 million for the year ended March 31, 2008, loss before income taxes was ¥85,273 million for the year ended March 31, 2009 and income before income taxes was ¥1,430 million for the year ended March 31, 2010.

Asset Management

We earn portfolio management fees through the development and management of investment trusts, which are distributed by Nomura Securities Co., Ltd., other brokers, banks, Japan Post Bank and Japan Post Network Co., Ltd. We also provide investment advisory services for pension funds and other institutional clients. Net revenues basically consist of asset management and portfolio services fees that are attributable to Asset Management.

Operating Results of Asset Management

	Year Ended March 31
	2008	2009	2010
	(in millions)
Non-interest revenues	¥84,710	¥56,463	¥68,280	$731
Net interest revenue	4,031	3,326	2,085	22

Net revenue	88,741	59,789	70,365	753
Non-interest expenses	54,790	52,409	51,771	554

Income before income taxes	¥33,951	¥7,380	¥18,594	$199

Note:

The defined contribution pension plan business in the Asset Management segment was integrated into the Other Segment in the second quarter of the year ended March 31, 2009. In the above table, certain reclassifications of previously reported amounts have been made to conform to the current presentation.

Net revenue increased by 18% from ¥59,789 million for the year ended March 31, 2009 to ¥70,365 million for the year ended March 31, 2010, due primarily to the increase in assets under management mainly driven by the stock market appreciation.

Net revenue decreased by 33% from ¥88,741 million for the year ended March 31, 2008 to ¥59,789 million for the year ended March 31, 2009, due primarily to the reduction in assets under management mainly driven by the significant decline in the stock market and appreciating yen, and unrealized losses from pilot funds and seed money for new product development.

Non-interest expenses decreased by 1% from ¥52,409 million for the year ended March 31, 2009 to ¥51,771 million for the year ended March 31, 2010.

Non-interest expenses decreased by 4% from ¥54,790 million for the year ended March 31, 2008 to ¥52,409 million for the year ended March 31, 2009, due primarily to a decrease in compensation and benefits.

Income before income taxes was ¥33,951 million for the year ended March 31, 2008, ¥7,380 million for the year ended March 31, 2009 and ¥18,594 million for the year ended March 31, 2010.

The following table sets forth assets under management of each principal Nomura entity within Asset Management as of the dates indicated.

	March 31
	2008	2009	2010
	(in billions)
Nomura Asset Management Co., Ltd.	¥25,591	¥19,993	¥23,292
Nomura Funds Research and Technologies Co., Ltd.	2,829	1,634	1,525
Nomura Corporate Research and Asset Management Inc.	1,117	1,049	1,107
Private Equity Funds Research and Investments Co., Ltd.	104	600	578
Nomura Funds Research and Technologies America, Inc.	306	216	240
Nomura Asset Management Deutschland KAG mbH.	320	172	220

Combined total	¥30,268	¥23,663	¥26,962

Total(1)	¥25,766	¥20,231	¥23,444

(1)	Adjusted for overlapping asset amounts among group companies.

Assets under management were ¥23.4 trillion as of March 31, 2010, a ¥2.3 trillion decrease from March 31, 2008, and a ¥3.2 trillion increase from March 31, 2009. The greatest proportion of these assets was managed by Nomura Asset Management with assets under management of ¥23.3 trillion as of March 31, 2010. The net assets of stock investment trusts increased as of March 31, 2010 compared to the previous year due to improving market conditions. However, the net assets of bond investment trusts declined. Assets from institutional clients increased as of March 31, 2010 compared to the previous year, reflecting new mandates from overseas pension funds.

Investment trust assets included in assets under management by Nomura Asset Management were ¥14.7 trillion as of March 31, 2010, up ¥1.7 trillion, or 13%, from the previous year, reflecting net cash outflows by clients of ¥0.4 trillion and market appreciation of ¥2.1 trillion. The sales of high-yield bond investment trusts and new emerging country-related investment trusts remain robust. For the year ended March 31, 2009, the balance of investment trusts managed by Nomura Asset Management was ¥13.0 trillion as of March 31, 2009, down ¥4.2 trillion, or 25%, from the previous year, reflecting net cash outflows by clients of ¥0.3 trillion and market depreciation of ¥3.9 trillion.

The following table shows Nomura Asset Management’s share, in terms of net asset value, in the Japanese asset management market as of the dates indicated.

Nomura Asset Management’s share of the fund market in Japan

	As of March 31
	2008	2009	2010
Total of publicly offered investment trusts	22%	22%	20%
Stock investment trusts	17%	16%	15%
Bond investment trusts	44%	44%	43%

Other Operating Results

Other operating results include gain (loss) on investments in equity securities, our share of equity in the earnings (losses) of affiliates, impairment losses on long-lived assets, corporate items and other financial adjustments. Please refer to Note 21 “Segment and geographic information” to our consolidated financial statements included in this annual report.

Loss before income taxes in other operating results was ¥20,904 million for the year ended March 31, 2008, ¥65,420 million for the year ended March 31, 2009 and ¥211,293 million for the year ended March 31, 2010.

Other operating results for the year ended March 31, 2010 include the losses from changes in the fair value of the financial liabilities, for which the fair value option was elected, attributable to the change in our creditworthiness, of ¥64.4 billion ($0.69 billion), the negative impact of our own creditworthiness on derivative liabilities, which resulted in loss of ¥27.9 billion ($0.30 billion) and the gains from changes in counterparty credit spreads of ¥18.3 billion ($0.20 billion).

Summary of Regional Contribution

For a summary of our net revenue, income (loss) before income taxes and long-lived assets by geographic region, see Note 21 “Segment and geographic information” to our consolidated financial statements included in this annual report.

Cash flows

Please refer to Item 2. Operating and Financial Review, 6. Operating and Financial Analysis, (4) Liquidity and Capital Resources.

(2) Trading Activities

Assets and liabilities for trading purposes

For disclosures relating to the assets and liabilities for trading purposes, please refer to Item 5. Financial Information, 1. Consolidated Financial Statements and Other, Note 3, “Fair value of financial instruments” as well as Note 4, “Derivative instruments and hedging activities”.

Risk management of trading activity

Value at Risk (VaR) is the tools we use to measure market risk of our trading related business.

1)	Assumption on VaR

•	2.33 standard deviations 99% confidence level

•	Holding period: One day

•	Consider correlation of price movement among the products

2)	Records of VaR

	March 31, 2009 (Bil Yen)	March 31, 2010 (Bil Yen)
Equity	3.8	2.6
Interest rate	6.7	4.4
Foreign exchange	8.7	10.5
Sub-total	19.2	17.5
Diversification benefit	(7.5)	(5.0)

Value at Risk (VaR)	11.7	12.5

	Year ended March 31, 2010
	Maximum (Bil Yen)	Minimum (Bil Yen)	Average (Bil Yen)
Value at Risk (VaR)	15.2	9.9	12.7

2. Current Challenges.

The global economic downturn, triggered by the turmoil in financial markets, subsided in the Spring of 2009 through inventory adjustment and the execution of economic stimulus plans in many countries. Emerging markets are helping the global economy move gradually toward normality.

In this environment, we plan to address the needs of our global client base by taking advantage of our strengthened business platform and to strategically allocate management resources to grow our client base and improve our market share. In addition, we will continue to proceed with our plans to reduce costs by reengineering our business to fit the market environment and by increasing operational efficiency.

To achieve our strategic goals, we will implement the following initiatives:

Retail Division

We will continue to enhance our products and service offerings, which are provided through direct contacts, online or via call centers to accommodate increasingly sophisticated and diverse client needs. We aim to continue being a trusted partner to our clients by providing world-class products and services that meet their individual needs.

Wholesale Division

Global Markets will enhance our product development expertise to continue acting as the product supply hub for Nomura. We will focus on delivering high value-added products and solutions to our clients by leveraging our global trading infrastructure and making full use of our strengthened business franchise. In Fixed Income, we will strengthen not only our global marketing structure but also our trading and product development capabilities. In Equities, we aim to establish ourselves as a world-class liquidity provider.

In Investment Banking, we are expanding our M&A advisory and corporate financing advisory businesses by providing high value-added solutions to meet the individual needs of each client. With a strengthened business franchise in Asia and Europe, we aim to enhance our presence as a global investment bank headquartered in Asia that provides world-class services, while continuing to build our business in Japan. In our merchant banking business, we remain focused on increasing the enterprise value of the companies in which we invest, and achieving optimal or immediate returns on investment by continually weighing exit strategy options. With the continued instability in the global investment environment, we are taking a more cautious approach to new investments.

We will also continue to expand our wholesale business operations in the US market, which is the largest market in the world, while giving due attention to risk management.

Asset Management Division

We aim to increase our world-class competitive advantage in Japan and the rest of Asia by expanding our investment management and product delivery capabilities globally. We intend to increase assets under management from both individual and institutional investors and expand our client base by providing clients in Japan with a diverse range of global investment opportunities and by meeting international investors’ demand for investment opportunities in Japan and Asia.

In implementing the initiatives outlined above, we will enhance collaboration between divisions. We aim to bring together the collective strengths of our domestic and international operations to realize our management objectives and to maximize shareholder value by enhancing profitability across our businesses, while helping to strengthen the global financial and capital markets.

In addition, we are working to further enhance our management system to support continued growth.

In the wake of the financial crisis, the market and regulatory environments surrounding global financial institutions have changed significantly. We strengthened our capital base through a public offering in October 2009 to allow for these environmental changes as well as to achieve sustainable growth. Going forward, we will continue to maintain our strong financial base and leverage it to grow our client-focused business platform.

We understand that it is necessary to further strengthen our global risk management system. By adopting a proactive risk management approach, senior management has directly engaged in risk management-related decision making. We will continue to strengthen this system.

As our business becomes increasingly international, we recognize the growing importance of compliance. In addition to complying with laws and regulations, we view compliance in a wider context. We will further enhance Nomura Group’s overall compliance system.

We view talented personnel as key assets. In line with our basic client-oriented business approach, we have established globally-uniform personnel policies firmly rooted in the belief that employees should be rewarded for their overall performance. We will continue to build a professional organization capable of delivering a comprehensive range of services that satisfy our clients.

In regard to fundamental policies for the treatment of shareholders holding a quantity of shares that enables them to govern decisions on Company management policy, the Company believes that the decision of whether to permit a party to seek ownership of such a volume of shares should ultimately be left to the judgment of shareholders. Accordingly, the Company has not adopted any takeover defense strategies such as a prior issuance of new stock acquisition rights (a rights plan).

In the event of an attempt to take over the Company by parties not beneficial to business value and the common benefit of shareholders, the Corporate Value Enhancement Committee established within the Company shall perform research and investigation in regard to the takeover proposal, etc. After an investigatory meeting composed of the Company’s outside directors, the Board of Directors shall hold sufficient deliberations and reach a conclusion in regard to the best strategy from the viewpoint of shareholders with regard to the value of the business and common benefit of shareholders.

3. Risk Factors.

Risk Factors

You should carefully consider the risks described below before making an investment decision. If any of the risks described below actually occurs, our business, financial condition, results of operations or cashflow could be adversely affected. In that event, the trading prices of our shares could decline, and you may lose all or part of your investment. In addition to the risks listed below, risks not currently known to us or that we now deem immaterial may also harm us and affect your investment. The discussion below contains future matters that are based on the assessments made as of the date of submission of this report (June 29, 2010), unless noted separately.

Recent financial and credit crises and recessionary economies around the world have had, and may continue to have, adverse effects on our businesses, financial condition and results of operations

During 2008, particularly the second half of the year, the business environment was extremely adverse. Despite signs of recovery in the first half of 2009, the business environment remains extremely uncertain in the medium to long term. Starting in mid-2007 in the United States and Europe, and particularly during the second half of 2008, the financial services industry and global securities markets were materially and adversely affected by significant declines in the values of nearly all asset classes and by a serious lack of liquidity. This was initially triggered by declines in the values of subprime mortgages in the U.S. market, but spread to all mortgage and real estate asset classes, to leveraged loans and to nearly all asset classes, including equities. While the markets have generally stabilized and improved over the course of 2009, the values of many asset classes have not returned to previous levels. Further, the markets have been facing new challenges arising out of concerns over certain sovereign risks and our business environment remains extremely uncertain in the medium to long term.

Market conditions have also led to the failure or merger of a number of prominent financial institutions, primarily in the United States. Financial institution failures or problems have resulted in further losses as a consequence of defaults on securities issued by them and defaults on derivatives and other contracts entered into with such entities. The geographic reach of such consequences has extended globally. In addition, the United States, large parts of Europe and Japan have experienced a significant downturn in their economies as a whole. Business activity across a wide range of industries and regions continues to be significantly reduced and many companies continue to be in serious difficulty due to the lack of demand for their products or services, primarily due to significantly reduced consumer spending, lack of liquidity in the credit markets and high unemployment rates. Any failure to achieve desired results from the recent government aid or stimulus programs around the world, or any phase-out or termination of such programs, could further adversely affect our business environment.

In response to these challenges in the business environment, we have been implementing several strategic initiatives. We are seeking to expand our client base, focusing on growing market share in client-driven flow businesses and continuing to review and reduce asset size through targeted disposition of assets not suited to our business focus. We are implementing cost reduction through selective downsizing with a concentration on core businesses in the short-term, as well as reengineering our business processes in the longer-term. There can be no assurance, however, that we will be able to carry out any of these strategic initiatives or that, even if they are carried out, they will have the intended effect or will be effective in addressing the difficulties we have or we may have under the current business environment. Also, there can be no assurance that the economic environment will not worsen in the future (as exemplified by the Greek debt crisis that manifested in the first half of calendar year 2010, adversely affecting the credibility of the euro currency and fostering financial doubts with regards to other countries), in which case our financial condition and results of operations may be materially and adversely affected.

Market fluctuations could harm our businesses

Our businesses are materially affected by conditions in the financial markets and economic conditions in Japan and elsewhere around the world. Market downturns can occur not only as a result of purely economic factors, but also as a result of war, acts of terrorism, international tensions, natural disasters or other similar events. A sustained market downturn can adversely affect our business and can result in substantial losses. Even in the absence of a prolonged market downturn, we may incur substantial losses due to market volatility or governmental fiscal and monetary policy changes in Japan and other jurisdictions where we conduct business.

Our brokerage and asset management revenues may decline

A market downturn could result in a decline in the revenues concerning our intermediary business because of a decline in the volume and value of securities that we broker for our clients. Also, with regard to our asset management business, in most cases, we charge fees for managing our clients’ portfolios that are based on the value of their portfolios. A market downturn that reduces the value of our clients’ portfolios, increases the amount of withdrawals or reduces the amount of new investments in these portfolios would reduce the revenue we receive from our asset management businesses.

Our investment banking revenues may decline

Unfavorable financial or economic conditions would likely reduce the number and size of transactions for which we provide securities underwriting, financial advisory and other investment banking services. Our investment banking revenues, which include fees from these services, are directly related to the number and size of the transactions in which we participate and would therefore decrease if there is a sustained market downturn.

We may incur significant losses from our trading and investment activities

We maintain large trading and investment positions in fixed income, equity and other markets, both for our own account and for the purpose of facilitating our clients’ trades. Our positions consist of various types of assets, including financial derivatives transactions in equity, interest rate, currency, credit, commodity and other markets, as well as in loans and real estate. Fluctuations in the markets where these assets are traded can adversely affect the value of these assets. To the extent that we own assets, or have long positions, a market downturn could result in losses if the value of these long positions decreases. Furthermore, to the extent that we have sold assets we do not own, or have short positions, an upturn in the prices of the assets could expose us to potentially significant losses. Although we have worked to mitigate these position risks with a variety of hedging techniques, these market movements could result in losses. We can incur losses if the markets move in a way we have not anticipated, as a result of specific events such as the Russian economic crisis in 1998, and the global financial and credit crisis in the autumn of 2008. Also, we may face losses if the level of volatility of the markets where the foregoing assets are traded differs from our expectation, which may occur particularly in the emerging markets.

Our businesses have been and may continue to be affected by changes in market volatility levels. Certain of our trading businesses depend on market volatility to provide trading and arbitrage opportunities, and decreases in volatility may reduce these opportunities and adversely affect the results of these businesses. On the other hand, increased volatility, while it can increase trading volumes and spreads, also increases risk as measured by value at risk, or VaR, and may expose us to increased risks in connection with our market-making and proprietary businesses or cause us to reduce the size of these businesses in order to avoid increasing our VaR.

Furthermore, we commit capital to take relatively large positions for underwriting or warehousing assets to facilitate certain capital market transactions. Also, we structure and possess pilot funds for developing financial investment products and invest seed money to set up and support financial investment products. We may incur significant losses from these positions in the event of significant market fluctuations.

In addition, if we are the party providing collateral in a transaction, significant declines in the value of the collateral can increase our costs and reduce our profitability; and if we are the party receiving collateral, such declines can reduce our profitability by reducing the level of business done with our clients and counterparties.

Holding large and concentrated positions of securities and other assets may expose us to large losses

Holding a large amount of securities concentrated in specific assets can increase our risks and expose us to large losses in our businesses such as market-making, block trading, underwriting, asset securitization and acquiring newly-issued convertible bonds through third-party allotment. We have committed substantial amounts of capital to these businesses. This often requires us to take large positions in the securities of a particular issuer or issuers in a particular industry, country or region. In addition, we may incur substantial losses due to market fluctuations on asset-backed securities such as commercial mortgage-backed securities.

Extended market declines can reduce liquidity and lead to material losses

Extended market declines can reduce the level of market activity and the liquidity of the assets traded in the market. If we cannot properly close out our associated positions, particularly with respect to over-the-counter derivatives, we may incur substantial losses due to the difficulty of monitoring prices in a less liquid market.

Our hedging strategies may not prevent losses

We use a variety of instruments and strategies to hedge our exposure to various types of risk. If our hedging strategies are not effective, we may incur losses. We base many of our hedging strategies on historical trading patterns and correlations. For example, if we hold an asset, we may hedge this position by taking another asset which has, historically, moved in a direction that would offset a change in value of the former asset. However, historical trading patterns and correlations may not continue, as seen in the case of the global financial and credit crisis in the autumn of 2008, and these hedging strategies may not be fully effective in mitigating our risk exposure because we are exposed to all types of risk in a variety of market environments.

Our risk management policies and procedures may not be fully effective in managing market risk

Our policies and procedures to identify, monitor and manage risks may not be fully effective. Some of our methods of managing risk are based upon observed historical market behavior. This historical market behavior may not continue in future periods. As a result, we may suffer large losses by being unable to predict future risk exposures that could be significantly greater than the historical measures indicate. Other risk management methods that we use also rely on our evaluation of information regarding markets, clients or other matters, which is publicly available or otherwise accessible by us. This information may not be accurate, complete, up-to-date or properly evaluated, in which case we may be unable to properly assess our risks, and thereby suffer large losses. Furthermore, certain factors, such as market volatility, may render our risk evaluation model unsuitable for the new market environment. In such event, we may become unable to evaluate or otherwise manage our risks adequately.

Market risk may increase other risks that we face

In addition to the potentially adverse effects on our businesses described above, market risk could exacerbate other risks that we face. For example, the risks associated with new products developed through financial engineering/innovation may be increased by market risk.

Also, if we incur substantial trading losses caused by our exposure to market risk, our need for liquidity could rise sharply while our access to cash may be impaired as a result of market perception of our credit risk. Furthermore, in a market downturn, our clients and counterparties could incur substantial losses of their own, thereby weakening their financial condition and, as a result, increasing our credit risk exposure to them.

We may have to recognize impairment charges with regard to the amount of goodwill and intangible assets recorded on our consolidated balance sheets

We have purchased all or a part of the equity interests in, or certain operations from, certain other companies in order to pursue our business expansion, and expect to continue to do so when and as we deem appropriate. We account for each of those and similar purchases and acquisitions in conformity with U.S. GAAP, as a business combination, and allocate their acquisition costs to the assets acquired and liabilities assumed, and record the remaining amount as goodwill.

We may have to record impairment charges with regard to the amount of goodwill and intangible assets. Any impairment charges for goodwill or intangible assets we recognize, if recorded, may adversely affect our results of operations and financial condition.

Liquidity risk could impair our ability to fund operations and jeopardize our financial condition

Liquidity, or having ready access to cash, is essential to our businesses. In addition to maintaining a readily available cash position, we seek to enhance our liquidity through repurchase and securities lending transactions, access to long-term debt, issuance of long-term bonds, diversification of our short-term funding sources such as commercial paper, and by holding a portfolio of highly liquid assets. We bear the risk that we may lose liquidity under certain circumstances, including the following:

We may be unable to access the debt capital markets

We depend on continuous access to the short-term credit markets and the debt capital markets to finance our day-to-day operations. An inability to raise money in the long-term or short-term debt markets, or to engage in repurchase agreements and securities lending, could have a substantial negative effect on our liquidity. For example, lenders could refuse to extend the credit necessary for us to conduct our business based on their assessment of our long-term or short-term financial prospects if:

•	we incur large trading losses,

•	the level of our business activity decreases due to a market downturn, or

•	regulatory authorities take significant action against us.

In addition to the above, our ability to borrow in the debt markets could also be impaired by factors that are not specific to us, such as increases in banks’ nonperforming loans which reduce their lending capacity, a severe disruption of the financial and credit markets which, among others, can lead to widening credit spreads and thereby increase our borrowing costs, or negative views about the general prospects for the investment banking, brokerage or financial services industries generally.

We may be unable to access the short-term debt markets

We depend primarily on the issuance of commercial paper and short-term bank loans as a principal source of unsecured short-term funding of our operations. Our liquidity depends largely on our ability to refinance these borrowings on a continuous basis. Investors who hold our outstanding commercial paper and other short-term debt instruments have no obligation to provide refinancing when the outstanding instruments mature. We may be unable to obtain short-term financing from banks to make up any shortfall.

We may be unable to sell assets

If we are unable to borrow in the debt capital markets or if our cash balances decline significantly, we will need to liquidate our assets or take other actions in order to meet our maturing liabilities. In volatile or uncertain market environments, overall market liquidity may decline. In a time of reduced market liquidity, we may be unable to sell some of our assets, which may adversely affect our liquidity or we may have to sell assets at depressed prices, which could adversely affect our results of operations and financial condition. Our ability to sell our assets may be impaired by other market participants seeking to sell similar assets into the market at the same time.

Lowering of our credit ratings could increase our borrowing costs

Our borrowing costs and our access to the debt capital markets depend significantly on our credit ratings. Rating agencies may reduce or withdraw their ratings or place us on “credit watch” with negative implications. This could increase our borrowing costs and limit our access to the capital markets. This, in turn, could reduce our earnings and adversely affect our liquidity.

Further, other factors which are not specific to us may increase our funding cost, such as negative market perception of Japanese fiscal soundness.

Event risk may cause losses in our trading and investment assets as well as market and liquidity risk

Event risk refers to potential losses in value we may suffer through unpredictable events that cause large unexpected market price movements. These include not only events such as the Russian economic crisis in 1998, the terrorist attacks in the United States on September 11, 2001, U.S. subprime issues since 2007, and the global financial and credit crisis in the autumn of 2008, in each case adversely affecting our business, but also more generally the following types of events that could cause losses on our trading and investment assets:

•	sudden and significant reductions in credit ratings with regard to our trading and investment assets by rating agencies that have significant presence and influence on the market,

•	sudden changes in trading, tax, accounting, laws and other related rules which may make our trading strategy obsolete, less competitive or not workable, or

•

an unexpected failure in a corporate transaction in which we participate resulting in our not receiving the consideration we should have received, as well as bankruptcy, deliberate acts of fraud, and criminal prosecution with respect to the issuers of our trading and investment assets.

Losses caused by financial or other problems of third parties may expose us to credit risk

Our counterparties are from time to time indebted to us as a result of transactions or contracts, including loans, commitments to lend, other contingent liabilities, and derivatives transactions such as swaps and options.

We may incur material losses when our counterparties default on their obligations to us due to bankruptcy, deterioration in their creditworthiness, lack of liquidity, operational failure, an economic or political event, or other reasons. This risk may arise from:

•	the decline of prices of securities issued by third parties, or

•

the execution of securities, futures, currency or derivative trades that fail to settle at the required time due to default by the counterparty, such as monoline insurers (financial guarantors) which are counterparties in credit default swap contracts, or systems failure by clearing agents, exchanges, clearing houses or other financial intermediaries.

Problems related to third party credit risk may include the following:

Defaults by a large financial institution could adversely affect the financial markets generally and us specifically

The commercial soundness of many financial institutions is closely interrelated as a result of credit, trading, clearing or other relationships among the institutions. As a result, concern about the credit standing of, or a default by, one institution could lead to significant liquidity problems or losses in, or defaults by, other institutions. This may adversely affect financial intermediaries, such as clearing agencies, clearing houses, banks, securities firms and exchanges, with which we interact on a daily basis. Actual defaults, increases in perceived default risk and other similar events could arise in the future and could have an adverse effect on the financial markets and on us. Our finance operations may be damaged if major financial institutions, Japanese or otherwise, fail or experience severe liquidity or solvency problems.

There can be no assurance as to the accuracy of the information about, or the sufficiency of the collateral we use in managing, our credit risk

We regularly review our credit exposure to specific clients or counterparties and to specific countries and regions that we believe may present credit concerns. Default risk, however, may arise from events or circumstances that are difficult to detect, such as fraud. We may also fail to receive full information with respect to the risks of a counterparty. In addition, in cases where we have extended credit against collateral, we may fall into a deficiency in value in the collateral. For example, if sudden declines in market values reduce the value of our collateral, we may become undersecured.

Our clients and counterparties may be unable to perform their obligations to us as a result of political or economic conditions

Country, regional and political risks are components of credit risk, as well as market risk. Political or economic pressures in a country or region, including those arising from local market disruptions or currency crises, may adversely affect the ability of clients or counterparties located in that country or region to obtain credit or foreign exchange, and therefore to perform their obligations owed to us.

The financial services industry is intensely competitive and rapidly consolidating

Our businesses are intensely competitive, and we expect them to remain so. We compete on the basis of a number of factors, including transaction execution, our products and services, innovation, reputation and price. In recent years, we have experienced intense price competition, particularly in brokerage, investment banking and other businesses.

Competition with commercial banks, commercial bank-owned securities subsidiaries and non-Japanese firms in the Japanese market is increasing

Since the late 1990s, the financial services sector in Japan has been undergoing deregulation. Banks and other types of financial services firms can compete with us to a greater degree than they could before deregulation in the areas of financing and investment trusts. Among others, securities subsidiaries of commercial banks and non-Japanese firms have been affecting our market shares in the underwriting business, corporate advisory services in connection with M&A, and retail business.

Increased domestic and global consolidation in the financial services industry means increased competition for us

In recent years, there has been substantial consolidation and convergence among companies in the financial services industry. In particular, a number of large commercial banks, insurance companies and other broad-based financial services firms have established or acquired broker-dealers or have merged with other financial institutions in Japan and overseas. Particularly in Japan, a number of securities companies have allied with or been acquired by commercial banks, and non-Japanese commercial banks are enhancing their securities subsidiaries in Japan. Most of our major Japanese competitors are now owned by, or allied with, bank holding groups. Through such business alliances and consolidations, these other securities companies and commercial banks have the ability to offer a wide range of products, including loans, deposit-taking, insurance, brokerage, asset management and investment banking services within their group. This diversity of services offered may enhance their competitive position compared with us. They also have the ability to supplement their investment banking and brokerage businesses with commercial banking, insurance and other financial services revenues in an effort to gain market share. Our policy to remain independent from commercial banks may result in the loss of market share as these large, consolidated firms expand their business.

Our ability to expand internationally will depend on our ability to compete successfully with financial services firms in international markets

We believe that significant opportunities and challenges will arise for us outside of Japan. In order to take advantage of these opportunities, we will have to compete successfully with financial services firms based in important non-Japanese markets, including the United States, Europe and Asia. Some of these financial services firms are larger, better capitalized and have a stronger local presence and a longer operating history in these markets. As a means to bolster our international operations, we acquired certain Lehman operations, including some of the Lehman employees in Europe and the Middle East and a majority of the Lehman employees in Asia, as well as certain specialized service companies in India in 2008. There can be no assurance, however, that we will successfully achieve the targeted synergies or other intended benefits from the acquisition of former Lehman operations as contemplated. In addition, we are currently rebuilding our operations in the United States. In particular, we are increasing headcount to service client-related businesses, including cross-border transactions such as sales in Europe or Asia of products originated in the United States and vice versa. We believe that U.S. build-out will be important to our global success due to continued global demand for U.S. products, and failure to expand and strengthen our operations in the United States may materially and adversely affect our global strategy.

Operational risk may disrupt our businesses, result in regulatory action against us or limit our growth

We face, for example, the following types of operational risk which could result in financial losses, disruption in our business, litigation from relevant parties, intervention in our business by the regulatory authorities, or damage to our reputation:

•	failure to settle securities transactions,

•	failure by officers or employees to perform proper administrative activities prescribed in regular procedures, such as orders to securities exchanges,

•	suspension or malfunction of systems,

•	the destruction of our facilities or systems due to large-scale disasters or acts of terrorism, which are beyond anticipation and could not be covered by our contingency plan or

•	the disruption of our business due to pandemic diseases or illnesses, such as avian influenza and swine flu.

Our business is subject to substantial legal, regulatory and reputational risks

Substantial legal liability or a significant regulatory action against us could have a material financial effect or cause reputational harm to us, which in turn could seriously damage our business prospects. Also, material changes in regulations applicable to us or to our market could adversely affect our business.

Our exposure to legal liability is significant

We face significant legal risks in our businesses. These risks include liability under securities or other laws in connection with securities underwriting and offering transactions, liability arising from the purchase or sale of any securities or other products, disputes over the terms and conditions of complex trading arrangements or the validity of contracts for our transactions and legal claims concerning our financial advisory and merchant banking business.

During a prolonged market downturn, we would expect claims against us to increase. We may also face significant litigation. The cost of defending such litigation may be substantial and our involvement in litigation may damage our reputation. In addition, even legal transactions might be subject to social criticism according to the particulars or situations of such transactions. These risks may be difficult to assess or quantify and their existence and magnitude may remain unknown for substantial periods of time.

Extensive regulation of our businesses limits our activities and may subject us to significant penalties and losses

The financial services industry is subject to extensive regulation. We are subject to regulation by governmental and self-regulatory organizations in Japan and in virtually all other jurisdictions in which we operate, and such governmental and regulatory scrutiny may increase as our operations expand. These regulations are designed to ensure the integrity of the financial markets and to protect clients and other third parties who deal with us. These regulations are not necessarily designed to protect our shareholders and often limit our activities, through net capital, client protection and market conduct requirements. We face the risk that regulatory authorities may intervene in our businesses through extended investigation and surveillance activity, adoption of costly or restrictive new regulations or judicial or administrative proceedings that may result in substantial penalties. We could be fined, prohibited from engaging in some of our business activities, ordered to improve our internal governance procedures, or be subject to the temporary or long-term suspension or revocation of our legal authorization to conduct business. Our reputation could also suffer from the adverse publicity that any administrative or judicial sanction against us may create. As a result of any such sanction, we may lose business opportunities for a period of time, even after the sanction is lifted, if and to the extent that our clients, especially public institutions, decide not to engage us for their financial transactions.

Material changes in regulations applicable to us or to our market could adversely affect our business

If regulations that apply to our businesses are introduced, modified or removed, we could be adversely affected directly or through resulting changes in market conditions. For example, in accordance with the amendments to the Financial Instruments and Exchange Act (the “FIEA”), effective from December 1, 2004, banks and certain other financial institutions became able to act as agents of securities companies in the securities brokerage business. In addition, in accordance with the amendments to the FIEA effective from June 1, 2009, firewalls between commercial banks and securities firms were partially deregulated. Therefore, we may face increased competition as our competitors will be able to cooperate more closely with their affiliated commercial banks.

        We currently calculate and disclose our consolidated capital adequacy ratio by applying the Financial Services Agency (“FSA”) capital adequacy rules applicable to bank holding companies with international operations, as allowed under the guideline published by the FSA. In July 2009, the Basel Committee approved a basic package of measures designed to strengthen its rules for capital adequacy measures, commonly referred to as Basel II, upon which the above-mentioned FSA’s capital adequacy rules are based. Also, in December 2009, the Basel Committee announced consultative proposals to strengthen the resilience of the banking sector, laying out a new framework of capital and liquidity regulations in response to the global financial crisis. Although specific rules implementing such measures designed to strengthen Basel II as well as the FSA’s rules implementing such measures in Japan are yet to be finalized, as a result of the implementation of those new measures, our capital adequacy ratio may decrease or we may be required to liquidate assets, raise additional capital or otherwise restrict our business activities in a manner that could adversely increase our funding costs or could otherwise adversely affect our operating or financing activities or the interests of our shareholders.

The FSA amended the “Comprehensive Guidelines for Supervision of the Financial Instruments Business Operators, etc.” which became effective on March 4, 2010. Such amendment includes, among others, restrictions on the compensation systems of corporate groups of financial instruments firms engaging in international operations, including Nomura, which are designed to reduce excessive risk taking by their executives and employees. In addition, to improve the stability and transparency of Japan’s financial system and to ensure the protection of investors, another bill to amend the FIEA was passed by the Diet on May 12, 2010. The amendment is scheduled to become effective within one year, and is intended to strengthen group-wide regulation and supervision by introducing consolidated supervision of securities companies the size of which exceeds specified parameters.

In addition, in response to the financial markets crisis, governments and regulatory authorities in various jurisdictions, such as the U.S. and the U.K., have made and continue to make numerous proposals to reform the regulatory framework for, or impose a tax or levy upon, the financial services industry to enhance its resilience against future crises, contribute to the relevant economy generally or for other purposes. For example, on June 25, 2010, a bi-partisan committee of the U.S. Congress agreed on a financial regulatory reform bill which, among others, would: (i) restrict banks’ proprietary trading as well as investments in hedge funds and private equity funds; (ii) authorize a special assessment on financial institutions with more than $50 billion in assets, and hedge funds with more than $10 billion in assets; (iii) empower regulators to liquidate failing financial companies; (iv) provide for a broader regulatory oversight of hedge funds and credit rating agencies; (v) and create a tight new regulatory framework for derivatives. The committee bill is expected to be approved by both the House of Representatives and the Senate, allowing President Barack Obama to sign it into law before July 4, 2010. In the UK Emergency Budget Statement delivered on June 22, 2010, the Chancellor of the Exchequer proposed a levy on the total liabilities of UK banks, which would include the UK entities of non-UK banks and banking groups. This is in line with initiatives on national bank levies recently taken by the Council of European Union and relates more broadly to a proposal regarding new taxes on financial institutions submitted to the governments of the Group of Twenty (G-20) by the International Monetary Fund. The impact of the regulations and legislation on us and our industry is still unknown and various countries where we operate (including Japan) could introduce similar measures. Tightening of regulations or introduction of new tax or levy applicable to us and our industry in many countries could adversely affect our business, financial condition and operating results.

Misconduct or fraud by an employee, director or officer, or any third party, could occur, and our reputation in the market and our relationships with clients could be harmed

We face the risk that misconduct by an employee, director or officer, or any third party, could occur which may adversely affect our business. Misconduct by an employee, director or officer can include, for example, entering into transactions in excess of authorized limits, acceptance of risks that exceed our limits, or concealment of unauthorized or unsuccessful activities. The misconduct could also involve, for example, the improper use or disclosure of our or our clients’ confidential information, such as insider trading, which could result in regulatory sanctions, legal liability and serious reputational or financial damage to us. We may not always be able to detect or deter misconduct by an employee, director or officer and the precautions we take to detect and prevent misconduct may not be effective in all cases. If any administrative or judicial sanction is issued against us as a result of such misconduct, we may lose business opportunities for a period of time, even after the sanction is lifted, if and to the extent that our clients, especially public institutions, decide not to engage us for their financial transactions.

Third parties may also engage in fraudulent activities, including devising a fraudulent scheme to induce our investment, loans, guarantee or any other form of our financial commitment, both direct and indirect. Because of the broad range of businesses that we engage in and the large number of third parties with whom we deal in our day-to-day business operations, such fraud or any other misconduct may be difficult to prevent or detect. We may not be able to recover the financial losses caused by such activities and our reputation may also be damaged by such activities.

Unauthorized disclosure of personal information held by us may adversely affect our business

We keep and manage personal information obtained from clients in connection with our business. In recent years, there have been many reported cases of personal information and records in the possession of corporations and institutions being improperly accessed or disclosed. We may have to provide compensation for economic loss and emotional distress arising out of a failure to protect such information in accordance with the Act on the Protection of Personal Information and rules, regulations and guidelines relating thereto.

Although we exercise care in protecting the confidentiality of personal information and take steps to safeguard such information, if any material unauthorized disclosure of personal information does occur, our business could be adversely affected in a number of ways. For example, we could be subject to complaints and lawsuits for damages from clients if they are adversely affected as a result of the release of their personal information. In addition, we could incur additional expenses associated with changing our security systems, either voluntarily or in response to administrative guidance or other regulatory initiatives, or in connection with public relations campaigns designed to prevent or mitigate damage to our corporate or brand image or reputation. Any damage to our reputation caused by such unauthorized disclosure could lead to a decline in new clients and/or a loss of existing clients, as well as to increased costs and expenses in dealing with any such problems.

We are a holding company and depend on payments from our subsidiaries

We depend on dividends, distributions and other payments from our subsidiaries to fund dividend payments and to fund all payments on our obligations, including debt obligations. Regulatory and other legal restrictions may limit our ability to transfer funds freely, either to or from our subsidiaries. In particular, many of our subsidiaries, including our broker-dealer subsidiaries, are subject to laws and regulations that authorize regulatory bodies to block or reduce the flow of funds to the parent holding company, or that prohibit such transfers altogether in certain circumstances. These laws and regulations may hinder our ability to access funds that we may need to make payments on our obligations.

We may not be able to realize gains we expect, and may even suffer losses, on our private equity investments

We engage in private equity business in Japan and outside of Japan through fully owned subsidiaries and other consolidated entities which have third party pooling of funds. Decline of fair values of our investment positions, which could arise from deteriorating business performance of investee companies or any deterioration in the market conditions of these sectors, may cause material losses to us. Further, our inability to dispose of our private equity investments at the level and time we may wish could have a material impact on our operating results and financial condition.

We may not be able to dispose of our operating investments at the time or with the speed we would like

We hold substantial operating investments, which refer to investments in equity securities of companies not affiliated with us which we hold on a long-term basis in order to promote existing and potential business relationships. A substantial portion of these investments consists of equity securities of public companies in Japan. Under U.S. GAAP, depending on market conditions, we may record significant unrealized gains or losses on our operating investments, which would have a substantial impact on our consolidated statements of operations. Depending on the conditions of the Japanese equity markets, we may not be able to dispose of these equity securities when we would like to do so, as quickly as we may wish or at the desired values.

Equity investments in affiliates and other investees accounted for under the equity method in our consolidated financial statements may decline significantly over a period of time and result in us incurring an impairment loss

We have affiliates and investees, accounted for under the equity method in our consolidated financial statements, whose shares are publicly traded. Under U.S. GAAP, if there is a decline in the fair value, i.e., the market price, of the shares we hold in such affiliates over a period of time, and we determine that the decline is other-than-temporary, then we record an impairment loss for the applicable fiscal period.

We may face an outflow of clients’ assets due to losses of cash reserve funds or bonds we offered

We offer many types of products to meet various needs of our clients with different risk profiles. Cash reserve funds, such as money management funds and money reserve funds are categorized as low-risk products. Such cash reserve funds may fall below par value as a result of losses caused by the rise of interest rates or the withdrawals or defaults on bonds contained in the portfolio. In addition, bonds that we offer may default or experience delays in their obligation to pay interest and/or principal. Such losses in the products we offer may result in the loss of client confidence and lead to an outflow of client assets from our custody.

6. Operating and Financial analysis.

(1) Operating and Financial analysis

Please refer to Item 2. Operating and Financial Review “1. Operating Results”. See also “2. Current Challenges” and “3. Risk Factors”.

(2) Critical Accounting Policies and Estimates

Use of estimates

In presenting the consolidated financial statements, management makes estimates regarding certain financial instrument and investment valuations, the outcome of litigation and tax examinations, the recovery of the carrying value of goodwill, the allowance for doubtful accounts, the realization of deferred tax assets and other matters that affect the reported amounts of assets and liabilities as well as the disclosures in these consolidated financial statements. Estimates, by their nature, are based on judgment and available information. Therefore, actual results may differ from estimates, which could have a material impact on the consolidated financial statements, and it is possible that such adjustments could occur in the near term.

Fair value for financial instruments

A significant amount of our financial assets and financial liabilities are carried at fair value, with changes in fair value recognized through the consolidated statements of operations on a recurring basis. Use of fair value is either specifically required under U.S. GAAP or we make an election to use fair value for certain eligible items under the fair value option.

Other financial assets and financial liabilities are carried at fair value on a nonrecurring basis, where the primary measurement basis is not fair value. Fair value is only used in specific circumstances such as to measure impairment.

In accordance with ASC 820 “Fair Value Measurements and Disclosures”, all financial instruments measured at fair value have been categorized into a three-level hierarchy based on the transparency of inputs used to establish fair value.

Level 1:

Unadjusted quoted prices in active markets for identical assets or liabilities accessible by us at the measurement date.

Level 2:

Quoted prices in inactive markets or containing other inputs which are observable, either directly or indirectly. Valuation techniques using observable inputs reflect assumptions used by market participants in pricing financial instruments and are based on data obtained from independent market sources at the measurement date.

Level 3:

Unobservable inputs that are significant to the fair value measurement of the financial instrument. Valuation techniques using unobservable inputs reflect management’s assumptions about the estimates used by other market participants in valuing similar financial instruments. These valuation techniques are developed based on the best available information at the measurement date.

Financial instruments are classified in their entirety based on the lowest level of input that is significant to the fair value measurement of the instruments. A derivative valued using a combination of Level 1, 2 and 3 inputs would be classified as Level 3, where the Level 3 inputs are significant in its measurement.

The valuation of Level 3 financial assets and liabilities are dependent on certain parameters which cannot be observed or corroborated in the market. This can be the case if, for example, the specific financial instrument is traded in an inactive market. Common characteristics of an inactive market include a low number of transactions of the financial instrument; stale or non-current price quotations; price quotations that vary substantially either over time or among market makers; or little publicly released information. Unobservable parameters include volatility risk and correlation risk for derivative instruments; refinancing periods and recovery rates for credit-related products and loans; and macroeconomic factors affecting the value of collateral for asset-backed securitization products.

If corroborative evidence is not available to value Level 3 financial instruments, fair value may be established using other equivalent products in the market. The level of correlation between the specific Level 3 financial instrument and the available benchmark instrument is considered an unobservable parameter. Other techniques for determining an appropriate value for unobservable parameters may take into account information such as consensus pricing data among certain market participants, historical trends, extrapolation from observable market data and other information we would expect market participants to use in valuing similar instruments.

Level 3 financial assets excluding derivatives as a proportion of total financial assets excluding derivatives, carried at fair value on a recurring basis was 6% as of March 31, 2010 as listed below:

	Billions of yen
	March 31, 2010
	Level 1	Level 2	Level 3	Counterparty and Cash Collateral Netting	Total	The proportion of Level 3
Financial Assets measured at Fair Value (Excluding derivative assets)	7,246	5,666	891	—	13,803	6%
Derivative, Assets	860	14,975	551	(14,350)	2,036
Derivative, Liabilities	949	14,982	570	(14,341)	2,160

Please refer to Item 5. Financial Information, 1. Consolidated Financial Statements and Other, Note 3, “Fair value of financial instruments” for further information.

Private equity business

Please refer to Item 5. Financial Information, 1. Consolidated Financial Statements and Other, (1). Consolidated Financial Statements, Notes to the Consolidated Financial Statements, Note 2, “Summary of accounting policies: Private equity business” and Note 5, “Private equity business”.

Derivative contracts

We use a variety of derivative financial instruments including futures, forwards, swaps and options, for trading and non-trading purposes. All derivatives are carried at fair value, with changes in fair value recognized through the consolidated statements of operations.

Fair value amounts recognized for derivative instruments entered into under a legally enforceable master netting agreement are offset in the consolidated balance sheets and fair value amounts recognized for the right to reclaim cash collateral (a receivable) and the obligation to return cash collateral (a payable) are also offset against net derivative liabilities and net derivative assets, respectively.

Derivative contracts consist of listed derivatives and OTC derivatives. The fair value of listed derivatives are generally determined from quoted market prices. OTC derivatives are valued using valuation models. Listed derivative and OTC derivative assets and liabilities are shown below:

	Billions of yen		Translation into billions of U.S. dollars
	March 31, 2010
	Assets	Liabilities	Assets	Liabilities
Listed derivatives	¥901	¥990	$10	$11
OTC derivatives	1,135	1,170	12	12

	¥2,036	¥2,160	$22	$23

	Billions of yen
	March 31, 2009
	Assets	Liabilities
Listed derivatives	¥633	¥716
OTC derivatives	1,310	898

	¥1,943	¥1,614

The fair value of OTC derivative assets and liabilities as of March 31, 2009 and 2010 by remaining contractual maturity are shown below:

	Billions of yen
	March 31, 2010
	Years to Maturity
	Less than 1 year	1 to 3 years	3 to 5 years	5 to 7 years	More than 7 years	Cross-maturity netting(1)	Total fair value
OTC derivative assets	¥720	¥621	¥727	¥428	¥1,426	¥(2,787)	¥1,135
OTC derivative liabilities	1,157	689	733	505	1,250	(3,164)	1,170

	Billions of yen
	March 31, 2009
	Years to Maturity
	Less than 1 year	1 to 3 years	3 to 5 years	5 to 7 years	More than 7 years	Cross-maturity netting(1)	Total fair value
OTC derivative assets	¥829	¥746	¥846	¥499	¥1,370	¥(2,980)	¥1,310
OTC derivative liabilities	728	643	767	447	1,249	(2,936)	898

(1)	This column shows the impact of netting derivative assets with derivative liabilities for the same counterparty across maturity band categories. Derivative assets and derivative liabilities with the same counterparty in the same maturity category are netted within the maturity category. This column also includes cash collateral netting with the same counterparty.

The fair value of derivative contracts includes adjustments for credit risk, both with regards to counterparty credit risk on positions held and our own creditworthiness on positions issued.

We realize gains or losses relating to changes in credit risk on our derivative contracts together with the movements of trading positions, which include derivatives, that are expected to mitigate the above mentioned impact of changes in credit risk. We have various derivative contracts with exposure to credit risk including those with monoline insurers (financial guarantors). See “Monoline insurers (financial guarantors)” below for further information.

The impact of changes in our own creditworthiness on derivative liabilities was a loss of ¥28 billion ($0.30 billion) for the year ended March 31, 2010.

Exposure to Certain Financial Instruments and Counterparties

Challenging market conditions continue to impact numerous products including securitization and leveraged finance products to which we have certain exposure. We also have exposures to monoline insurers (financial guarantors) in the normal course of business.

Securitization Products

Our exposure to securitization products mainly consists of commercial mortgage-backed securities (“CMBS”), residential mortgage-backed securities (“RMBS”), and commercial real estate-backed securities. We hold these securitization products in connection with securitization, financing, trading and other activities. The following table provides a summary of our exposure to securitization products by geographic location of the underlying collateral as of March 31, 2010.

	March 31, 2010
	Japan	Asia	Europe	Americas	Total
	(in millions)
Commercial mortgage-backed securities(2)	¥8,372	¥—	¥7,781	¥45,211	¥61,364
Residential mortgage-backed securities(3)(4)	4,047	—	18,862	242,762	265,671
Commercial real estate-backed securities	32,255	—	—	—	32, 255
Other securitization products	33,491	662	19,316	55,182	108,651

Total	¥78,165	¥662	¥45,959	¥343,155	¥467,941

(1)	The balances shown exclude those for which we transferred financial assets to securitization vehicles where such transfers were accounted for as secured financings rather than sales under ASC 860, “Transfers and Servicing” (“ASC 860”), and in which we have no continuing economic exposures.
(2)	We have ¥33,192 million exposure, as whole loans and commitments, to U.S. CMBS-related business as of March 31, 2010.
(3)	The balance excludes mortgage pass-through securities and U.S. government guaranteed collateralized mortgage obligations (CMO).
(4)	The balance includes Government Sponsored Enterprises (GSE) issued CMOs of ¥191,522 million.

The following table sets forth our exposure to CMBS by geographical region and the external credit ratings of the underlying collateral as of March 31, 2010.

	March 31, 2010
	(in millions)
	AAA	AA	A	BBB	BB	B	GinnieMae,(1) GSE	Not rated	Total
Japan	¥2,242	¥1,786	¥593	¥934	¥—	¥—	¥—	¥2,817	¥8,372
Europe	220	3,137	1,908	97	396	30	—	1,993	7,781
Americas	16,864	2,021	10,335	6,619	3,934	3,516	160	1,762	45,211

Total	¥19,326	¥6,944	¥12,836	¥7,650	¥4,330	¥3,546	¥160	¥6,572	¥61,364

(1)	Ginnie Mae (Government National Mortgage Association).
(2)	Rating based on the lowest rating given by Standard & Poor’s, Moody’s Investors Service, Fitch Ratings Ltd., Japan Credit Rating Agency, Ltd. or Rating and Investment Information, Inc. as of March 31, 2010.

Monolone insurers (financial guarantors)

The following table sets forth our notional amounts, gross exposure, counter party risk reserves and other adjustments, net exposure, and CDS protection to monoline insurers (financial guarantors) by credit rating in structured credit trading business of Global Markets in Europe. The table does not include fully reserved or hedged exposures.

	March 31, 2010
Monoline Insurers by Credit Rating(1)	Notional(2)	Gross Exposure(3)	Counterparty Risk Reserves and Other Adjustments	Net Exposure	CDS Protection(4)
	(in millions)
Non-investment grade	$5,837	$2,162	$1,812	$350	$102

Total	$5,837	$2,162	$1,812	$350	$102

(1)	Rating based on the lower of either Standard & Poor’s or Moody’s Investors Service as of March 31, 2010. Unrated monoline exposures are included in non-investment grade.
(2)	The gross notional value of the credit derivative contract. There is no exposure related to U.S. RMBS as reference assets.
(3)	Gross exposure represents the estimated fair value prior to Counterparty Risk Reserves and Other Adjustments.
(4)	Notional of CDS protection less estimated fair value of CDS protection acquired against the monoline insurers.

In addition to the above derivatives exposure, we also have $190 million of debt securities, such as utility bonds, as of March 31, 2010, guaranteed by monoline insurers. The estimated fair value of the guarantee included in the carrying value of these debt securities is not significant.

Leveraged Finance

We provide loans to clients in connection with leveraged buy-outs and leveraged buy-ins. As this type of financing is usually initially provided through a commitment, we have both funded and unfunded exposures on these transactions.

The following table sets forth our exposure to leveraged finance by geographic location of the target company as of March 31, 2010.

	March 31, 2010
	Millions of yen			Translation into millions of U.S. dollars
	Funded	Unfunded	Total	Total
Japan	¥2,585	¥1,895	¥4,480	$48
Europe	90,614	8,470	99,084	1,061

Total	¥93,199	¥10,365	¥103,564	$1,109

Accounting Developments

See Note 2, “Summary of accounting policies: New accounting pronouncements recently adopted”, in Item 5. Financial Information, 1. Consolidated Financial Statements and Other, 6 Notes to the Consolidated Financial Statements.

(3) Quantitative and Qualitative Disclosures about Market Risk

1. Risk Management

Our business activities are inherently subject to various risks. Managing those risks is an integral part of management’s responsibilities to secure fiscal health as well as to contribute to the maintenance and expansion of corporate value. Our risk management framework and governance structure is intended to provide comprehensive controls, monitoring and reporting.

We established “Structure for Ensuring Appropriate Business” which is a principle from the Board of Directors. Within this principle the “Structure for Regulations and others regarding Management of Risk Loss” was established and in accordance with these structures, we are constantly seeking to upgrade the risk management expertise and strengthen and enhance risk management capability.

2. Global Risk Management Structure

Governance

We have independent units responsible for appropriate financial resources allocation and risk management (i.e. Group Controllers’ Department, Group Finance Department, Group Treasury Department and Group Risk Management Department).

Within these units, the Group Risk Management Department assists the Chief Risk Officer (CRO) with implementing the risk management framework and supervising risks. A key component of the framework is the Risk Appetite statement which defines our risk boundaries in the context of corporate strategic objectives. The CRO is responsible for managing the risk profile of Nomura Group globally; working closely with the business heads and regional management to ensure that our risk model is complementary to the business strategy, while safeguarding the company’s strong balance sheet.

The mission statement of the Risk Management Division, a collective term for the Group Risk Management Department and risk management departments in each region, is to support and influence senior management in the execution of its business strategy of increasing shareholder returns and optimising the firm’s return on capital whilst ensuring capital adequacy, to:

•

Provide a firm wide capital management framework which takes into account the availability and cost of capital, its effective utilisation within and across the business lines and the overall capital adequacy of the firm.

•	Ensure transparency of and effectively manage market, credit, liquidity, concentration and tail risk within the risk appetite of the firm.

•	Monitor the effectiveness of capital utilisation through the use of limit structures with an emphasis on stress testing and risk adjusted return on capital as efficiency measures.

•	Effectively engage with all stakeholders who are key to the risk management process.

Risks are supervised through establishing an enterprise-wide risk management framework, ensuring its adoption by the entire group, monitoring the appropriateness of the risk management framework, and measuring and analyzing the risks of the entire group. In particular, the Group Risk Management Department establishes and enhances all risk management policies and rules, gathers necessary information for risk management and implements risk management policies for global operations. The Group Risk Management Department reports ongoing risk status and the results of their analysis to senior management. These processes are audited regularly by the Group Internal Audit Department.

Risk Management Committees

There are two key Risk Management Committees at the group level as follows:

•	Group Integrated Risk Management Committee (“GIRMC”); and

•	Global Risk Management Committee (“GRMC”)

The GIRMC reports to the Board of Directors and Executive Management Board (“EMB”). The GIRMC is a sub-committee of the EMB and determines Nomura Group’s risk appetite and global risk management framework. This translates risk appetite into economic capital and other financial and operational limits and assesses global portfolio and concentration risk against portfolio limits to take corrective actions. Additionally, the GIRMC oversees regional capital commitment, credit and risk committees and sets regional delegated limits/scope of authority.

The GRMC reports to the GIRMC. It has the delegated authority from the GIRMC to approve transactional capital commitment, credit and risk approvals exceeding regional delegated limits and transactions with significant high risk profiles. Additionally, a sub-committee of the GRMC have been established to focus on specific one-off transactions.

Risk Control

Our regional front office businesses play significant roles on day-to-day risk control. These units are best placed to rapidly respond to changing market conditions and the needs of business in each region. However, risk is managed within limits and guidelines set by the Risk Management Division. The Risk Management Division is a collective term for the Group Risk Management and risk management departments in each region and has been established as an independent function from the Business Divisions within the Nomura Group entities. Specifically, the Risk Management Division is in charge of the following tasks concerning risk management:

•	To define and embed risk management policies and procedures.

•	To establish a framework for economic capital allocation, including setting higher level economic capital guidelines.

•	To define and monitor limits and ensure alignment with the firm’s risk appetite.

•	To develop and maintain risk measurement models.

•	To independently validate financial models for both inventory positions and regulatory capital.

•	To communicate key risks to senior management and the GIRMC on a regular basis.

•	To report to and establish frequent dialogue with the regulatory bodies, and/or apply for their approval on risk management methods.

Market Risk

Market risk refers to the potential loss in the value of an asset resulting from changes in market prices, rates, indices, volatilities, correlations or other market factors. This type of risk primarily impacts our trading activities. Effective management of this risk requires the ability to analyze a complex and constantly changing global market environment, identify problematic trends and ensure that appropriate action is taken in a timely manner. We use a number of tools to help assess and manage market risk on an ongoing basis including Value-at-Risk; stress testing and sensitivity analysis. Market risk is monitored against a set of approved limits, with daily reports delivered to the front office and senior management.

VaR

The statistical technique known as Value-at-Risk, or VaR, is the potential loss in the value of our trading positions due to adverse movements in markets over a defined time horizon with a specified confidence level. We estimate VaR using a 99% confidence level and a one-day time horizon for our trading portfolio. Market risks that are incorporated in the VaR model include equity prices, interest rates, foreign exchange rates, and associated volatilities and correlations. The historical data to calculate volatilities and correlations are weighted to give greater importance to more recent observations.

VaR Methodology, Assumptions and Limitations. We make a number of assumptions and approximations in relation to the modeling of the risk characteristics of our trading positions. Different assumptions, approximations or a combination of them could result in a materially different VaR. We believe that the assumptions and approximations we use are reasonable.

Trading Portfolio Risk

Back-Testing

We compare VaR values with the actual profits and losses in trading portfolio and verify model’s accuracy used in risk measurement. We count the number of actual times that VaR is exceeded and verify whether the number of times is within a predetermined range. If the number of exceptions is greater than the number predicted by the confidence level used for VaR then we implement any necessary adjustments to the VaR methodology.

Other Measures

In some business lines or portfolios we use additional measures to control or limit risk taking activity. These measures include sensitivity analysis which show the potential changes to a portfolio due to standard moves in market risk factors. Metrics and limits of this type are typically specific to asset types, businesses or strategies and are used to complement VaR and economic capital measures.

Stress Testing

Stress testing represents the potential loss on a portfolio due to the impact of applying a severe yet plausible scenario. We have a comprehensive program of stress testing in place ranging from global cross risk class scenarios, such as the ‘Severe Market and Economic Downturn’ and ‘U.S. bond crash’ used to limit risks against risk appetite at the overall group level, to desk level scenarios/grids designed to limit risks within individual business lines. Stress results are compared and used in conjunction with our economic capital measures. We continue to invest in the development of analysis tools, systems and people and although there is a significant global team of Risk and Risk IT professionals dedicated to stress testing.

Model Review

Pricing models are used to generate trade valuations and the risk measurement metrics for the management of the positions. The Global Model Validation Group validates the appropriateness and consistency of these models, independent of those who design and build the models. As part of this process, the Global Model Validation Group analyzes a number of factors to assess the model’s suitability for the valuation and risk management of a particular product.

Non-Trading Risk

A major market risk in our non-trading portfolio relates to equity investments held for operating purposes which we hold on a long-term basis. Our non-trading portfolio is exposed mainly to volatility in the Japanese stock market. One method that can estimate the market risk in the portfolio is to analyze market sensitivity based on changes in the Tokyo Stock Price Index, or TOPIX, which is a leading index of prices of stocks on the First Section of the Tokyo Stock Exchange.

We use regression analysis covering the previous 90 days which tracks and compares fluctuations in the TOPIX and the market value of our equity investments held for operating purposes. Our simulation indicates that, for each 10% change in the TOPIX, the market value of our operating equity investments held for operating purposes can be expected to change by ¥11,983 million as of March 31, 2009 and ¥13,196 million as of March 31, 2010. On March 31, 2009, the TOPIX closed at 773.66 points and on March 31, 2010, the TOPIX closed at 978.81 points. This simulation analyzes data for our entire portfolio of equity investments held for operating purposes. Therefore, it is very important to note that the actual results differ from our expectations because of price fluctuations of individual equities.

Credit Risk

The framework for the management of our credit risk and investment risk is outlined in the Credit Risk Management Policy which was initially approved by the Group Executive Management Committee (which is now our EMB).

Credit Risk is defined as the risk of losses arising from decrease or disappearance of asset values, on and off balance sheet, due to deterioration in creditworthiness or default of credit granted entity. Credit Risk includes Issuer Risk and Counterparty Risk.

Investment Risk is defined as the risk of losses arising from decrease or disappearance of position values of investment securities, private equity investment and fund investments.

Scope of Credit Risk Management

The scope of Credit Risk Management includes counterparty trading and various debt or equity instruments including loans, private equity investments, fund investments, investment securities and any other as deemed necessary from a credit risk management perspective.

Integrated Management

We evaluate credit risk not only by obligor, but also by obligor group where it is appropriate that their credit risk should be evaluated collectively.

Credit Risk Reporting

The global risk management unit is responsible for monitoring, evaluating and analyzing credit risk and for reporting the status of credit risk to CRO, Senior Managing Directors in charge of risk management and the GIRMC with appropriate frequency.

Credit Risk Measurement

Credit Risk is quantitatively-measured by a globally unified methodology. Credit Risk is properly measured to reflect the effect of collateral or a guarantee.

Credit Risk to counterparties to derivatives transaction

We measure our credit risk to counterparties to derivatives transactions as the sum of actual current exposure evaluated daily at its fair value, plus potential exposure until maturity of such transactions. All derivative credit lines are controlled through the risk management units.

We enter into International Swaps and Derivatives Association, Inc. (“ISDA”) master agreements or equivalent agreements (called master netting agreements) with many of our derivative counterparties. Master netting agreements provide protection to reduce our risks of counterparty default and, in some cases, offset our consolidated balance sheets exposure with the same counterparty. This provides a more meaningful presentation of our balance sheet credit exposure.

In addition, to reduce default risk, we require collateral, principally cash or highly liquid bonds, including U.S. and Japanese government securities when necessary.

The credit exposures in our trading-related derivatives as of March 31, 2010 are summarized in the table below, showing as the fair value by counterparty credit rating and by tenor. The credit ratings are internally determined by our credit unit.

Counterparty Credit Ratings for Replacement Cost (Net of Collateral) of Trading Derivatives Assets

	Years to Maturity					Cross-Maturity Netting(1)	Total Fair Value	Collateral Obtained	Replacement Cost
Credit Rating	Less than 1 Year	1 to 3 Years	3 to 5 Years	5 to 7 Years	More than 7 Years
							(a)	(b)	(a)-(b)
	(in billions of Yen)
AAA	¥9	¥9	¥16	¥16	¥76	¥(60)	¥66	¥1	¥65
AA	131	213	233	152	340	(762)	307	23	284
A	327	316	352	214	803	(1,634)	378	28	350
BBB	47	46	38	23	123	(90)	187	36	151
BB	12	10	13	3	7	(22)	23	15	8
Other(2)	194	27	75	20	77	(219)	174	77	97

Sub-total	720	621	727	428	1,426	(2,787)	1,135	180	955
Listed	524	296	67	10	4	—	901	—	901

Total	¥1,244	¥917	¥794	¥438	¥1,430	¥(2,787)	¥2,036	¥180	¥1,856

Notes:

(1)	This item represents netting of payable balances with receivable balances for the same counterparty across maturity band categories. Receivable and payable balances with the same counterparty in the same maturity category, however, are net within the maturity category. Cash collateral netting against net derivatives in accordance with ASC 210-20 are included.
(2)	“Other” does not necessarily indicate that the counterparties’ credit is below investment grade.

Operational Risk

We define operational risk as the risk of loss resulting from inadequate or failed internal processes, people and systems or from external events. This definition includes legal risk, but excludes strategic risk. The loss of event types which fall under this definition are as follows: (1) Internal Fraud (2) External Fraud (3) Employment Practices and Workplace Safety (4) Clients, Products & Business Practices (5) Damage to Physical Assets (6) Business Disruption and System Failures (7) Transaction Processing.

Governance

Primary responsibility for the management of operational risk is within the business units and control functions. Operational risk is managed on a day-to-day basis by the business areas through the maintenance of appropriate control environments.

In addition, we have a Global Operational Risk function, which is part of Global Risk Management, and is independent of the business units. The Operational Risk function works with the business units and control functions to ensure a consistent and comprehensive framework for managing operational risk is implemented globally. The GIRMC promotes and oversees the implementation of the operational risk management framework.

Framework

The framework for the operational risk management is outlined in the Operational Risk Management Policy, which is approved by the GIRMC. The operational risk management framework establishes global standards related to risk measurement, monitoring and management and continually responds to changing regulatory and business environment landscape.

The Nomura Group is in the process of improving its operational risk management framework globally to meet the expected standards for a sophisticated global financial institution. The framework is designed to provide confidence and transparency in our management of operational risk for our shareholders and investors.

The operational risk management framework consists of four elements: Identification, Assessment, Control and Monitoring of the risk. We identify the risk by capturing and analyzing internal and external loss data. We assess and control risk appropriately through the analysis of losses and through the implementation of self assessments. We monitor and report operational risk to senior management and regional and global oversight committees. We continually inform and train Nomura Group employees in awareness of operational risk and the potential impact to the organization.

The overarching objectives of the operational risk management are to respond to and mitigate operational risk, improve our processes and systems, and so contribute to our corporate value.

Nomura Group will continue to develop policies and procedures, effective tools and systems in order to implement this framework globally.

(4) Liquidity and Capital Resources.

Liquidity

Overviews

We define liquidity risk as the potential inability to meet financial obligations as they become due. This risk could arise from an inability to access the secured or unsecured debt markets, a deterioration in our credit ratings, a failure to manage unplanned changes in funding requirements, a failure to liquidate assets quickly and with minimal loss in value, or changes in regulatory capital restrictions which may prevent the free flow of funds between different group entities. Liquidity risk could be due both to Nomura-specific and market wide events. Our primary liquidity objective is to ensure continuous liquidity across market cycles and periods of stress, and to ensure that all funding requirements and unsecured debt obligations that fall due within one year can be met without additional unsecured funding or forced liquidation of trading assets.

We have in place a number of liquidity policies to achieve our primary liquidity objective. These include (1) ensuring sufficient long term debt to meet our cash capital needs; (2) maintenance of liquidity portfolios comprising cash and highly liquid unencumbered securities that can be converted into cash to meet our immediate liquidity requirements; (3) diversification of funding sources by currency, products, investor base and maturity in order to minimize reliance on any one source; (4) contingency funding plans and committed, unsecured credit facilities.

The Executive Management Board has the authority to make decisions concerning the group liquidity management. The Chief Financial Officer (CFO) has the operational authority and responsibility over our liquidity management based on decisions made by the Executive Management Board. CFO and Global Treasury are responsible for monitoring and managing our liquidity in accordance with policies determined by the Executive Management Board or other decision making bodies.

1. Ensure appropriate funding mix. We seek to maintain a surplus of long term debt and equity above the cash capital requirements of our assets. This allows us to be able to fund our operations for at least one year in a stress event, without needing to raise additional unsecured funding or forcing the liquidation of trading assets. The amount of liquidity required is based on an internal model which incorporates the following requirements.

(i)	Our ability to finance assets using secured funding, including repurchase agreements and securities lending transactions. The cash capital requirements are calculated using conservative estimates of the assets secured borrowing power in stressed scenarios.

(ii)	Goodwill and identifiable intangible assets, property, equipment and other illiquid assets.

(iii)	Collateral requirements on derivative contracts arising as a result of a two-notch downgrade in our credit rating. In addition, other unencumbered assets held at exchanges for chaining requirements are also funded with long-term liquidity.

(iv)	Commitments to lend to external counterparties based on the probability of drawdown.

(v)	Capital or other forms of financing in our regulated subsidiaries that is in excess of their long-term cash capital requirements.

Our internal model is calculated at the subsidiary level in order to take into account legal, regulatory and tax restrictions that may impact the transfer of liquidity among us.

We routinely issue long term debt in various maturities and currencies to maintain a long term funding surplus, and to also achieve both cost effective funding and a maturity profile where the average duration of our debt is sufficient to meet our long-term cash capital requirements. We therefore seek to maintain an average maturity for plain vanilla instruments greater than three years. The average maturity (for debt securities and borrowings with maturities longer than one year) was 3.88 years as of March 31, 2010. Approximately 80% of our medium-term notes are structured and linked to interest or equity, indices, currencies or commodities. Conditions for calls by indices are individually set. These maturities are evaluated based on our internal model and monitored by Global Treasury. Maturities for plain vanilla debt securities and borrowings are based on contractual maturities. Where there is a possibility that notes may be called prior to their scheduled maturity date, maturities are based on our internal stress option adjusted model. This model values the embedded optionality under stress market conditions in order to determine when the note is likely to be called.

On this basis, the average maturity of structured notes (notes with maturities longer than one year) was 11.63 years as of March 31, 2010. The average maturity of our entire long term debt portfolio including plain vanilla debt securities and borrowings was 6.67 years as of March 31, 2010. The graph below shows the distribution of maturities of our outstanding long-term debt securities and borrowings.

(1)	Redemption schedule is individually estimated by considering of probability of redemption. Due to structure bias, we use probability adjusted by a certain stress factor.

2. Diversify unsecured funding sources. We seek to reduce refinancing risk through diversification of our funding sources. We diversify funding by product, investor and market in order to reduce our reliance on any one funding source. We benefit by distributing a significant portion of our debt through our retail and institutional sales force to a diversified global investor base. We believe that maintaining relationships with our investors is critical to our liquidity strategy.

We also seek to diversify funding by currency. The proportion of our non-yen denominated long-term debt is 22% of total term debt outstanding as of March 31, 2010.

We diversify funding by issuing various types of debt instruments—these include both structured loans and notes. Structured notes are debt obligations with returns linked to other debt or equity securities, indices, currencies or commodities.

	March 31
	2009		2010
	(in billions, except percentages)
Short-Term Unsecured Debt Total(1)	¥1,932.4	23.8%	¥2,153.5	20.9%
Short-Term Bank Borrowings	796.7		704.2
Other Loans	137.4		128.6
Commercial Paper	318.7		484.6
Deposit at Banking Entities	354.6		354.9
Certificates of Deposit	61.0		64.4
Bonds and Notes maturing within one year	264.0		416.8
Long-Term Unsecured Debt Total	4,646.4	57.2%	6,024.6	58.5%
Long-Term Deposit at Banking Entities	24.7		29.3
Long-Term Bank Borrowings	1,706.4		1,995.8
Other Loans	124.0		162.8
Bonds and Notes(2)	2,791.3		3,836.7
NHI Shareholders’ Equity	1,539.4	19.0%	2,126.9	20.6%

(1)	Short-term unsecured debt includes the current portion of long-term unsecured debt.
(2)	Excluding “Long-term bonds and notes issued by consolidated VIEs” that meet the definition of Variable Interest Entities (VIEs) under ASC 810, “Consolidation” (“ASC 810”) and secured financing transactions recognized within long-term borrowings as a result of transfers of financial assets that are accounted for as financings rather than sales in accordance with ASC 860.

3. Unsecured Funding Management. We manage the overall level of unsecured funding and set internal limits on the additional amount of unsecured funding available across the Firm. The limit for unsecured funding is set by the Executive Management Board and monitored closely by Global Treasury.

Issuance of securities by regulated broker-dealers or banking entities may restrict the availability of liquidity across the Nomura Group. We actively seek to concentrate issuance of all long-term unsecured, non-deposit funding instruments at either Nomura or unregulated issuing entities. The primary benefits of this strategy include cost minimization, wider investor name recognition and greater flexibility in providing funding to various subsidiaries across the Nomura Group.

4. Maintain Liquidity Portfolios. To ensure a readily available source of liquidity, we have structured our liquidity portfolio under the assumption that in certain instances, legal and regulatory requirements can restrict the flow of funds between entities in our consolidated group, and funds or securities may not freely move among us.

We maintain a liquidity portfolio at Nomura Holdings, Inc. and group companies in the form of cash and highly liquid, unencumbered securities that may be sold or pledged to provide liquidity.

The size and structure of our liquidity portfolio takes into account immediate cash requirements arising from

(i)	Upcoming maturities of unsecured debt (maturities less than 1 year)

(ii)	Potential buybacks of our outstanding debt

(iii)	Loss of secured funding lines particularly for less liquid assets, over and above our cash capital estimates

(iv)	Fluctuation of funding needs under normal business circumstances

(v)	Cash and collateral outflows in a stress event.

As of March 31, 2010, our liquidity portfolio was ¥5,149.9 billion. Our liquidity portfolio is composed of following highly liquid products.

	March 31
	2009	2010
	(in billions)
Liquidity Portfolios	¥2,400.5	¥5,149.9
Cash, Cash Equivalent and Time Deposits	1,150.7	1,217.5
Overnight Call Loans	45.9	23.6
Government Securities	1,203.9	3,908.8

In addition to the liquidity portfolio, we have ¥1,249.9 billion of other unencumbered assets comprising mainly unpledged trading assets that can be used as an additional source of secured funding. The aggregate value of our liquidity portfolios and other unencumbered assets as of March 31, 2010 was ¥6,399.8 billion—this represented 297.2% of our total unsecured debt maturing within one year.

	March 31
	2009	2010
	(in billions)
Net Liquidity Value of Other Unencumbered Assets	¥907.9	¥1,249.9
Liquidity Portfolios	2,400.5	5,149.9

Total	¥3,308.4	¥6,399.8

5. Maintain Committed Bank Facilities. In addition to our Liquidity Portfolio, we maintain undrawn committed facilities with a group of globally recognized banks in order to provide contingent financing sources. Total of unused committed facilities was ¥172.3 billion as of March 31, 2010. We have structured the facilities to ensure that the maturity dates of these facilities are distributed evenly throughout the year in order to prevent excessive maturities of facilities in any given period. While the ability to borrow under these facilities is subject to customary lending conditions and covenants, we do not believe that any of the covenant requirements will impair our ability to draw on them. We may occasionally test the effectiveness of our drawdown procedures.

6. Maintain and test Contingency Funding Plan (CFP). We have developed a detailed contingency funding plan. As a part of the CFP, we have developed an approach for analyzing and specifying the extent of any liquidity crisis. This allows us to estimate the likely impact of both a Nomura-specific and market-wide crises; and specifies the immediate action to be taken to mitigate any risk. The CFP lists details of key internal and external parties to be contacted and the processes by which information is to be disseminated. This has been developed at the legal entity level in order to capture specific cash requirements at the local level—it assumes that the parent company does not have access to cash that may be trapped at the subsidiary level due to regulatory, legal or tax constraints. We periodically test the effectiveness of our funding plans for different Nomura specific and market-wide events. We also have access to operations at central banks such as the Bank of Japan and the European Central Bank, which provide financing against various types of securities. These operations are accessed in the normal course of business and are an important tool in mitigating contingent risk from market disruptions.

Since November 2009, we have revised the CFP to further integrate liquidity risk control into our comprehensive risk management strategy and to enhance the quantitative aspects of our liquidity risk control procedures. Under the revised CFP, we monitor our liquidity based on an internal model which simulates changes in cash outflow under specified stress scenarios. Such stress scenarios are in turn tailored to the liquidity requirements in view of the risk appetite formulated by the Global Integrated Risk Management Committee, our risk management body functioning under the supervision of the Board of Directors and the Executive Management Board. Where the liquidity requirements are not met as a result of the stress test, the CFP specifies an action plan depending on the nature of the contingency.

Cash Flow

Cash and cash equivalents as of March 31, 2010 increased by ¥407.1 billion compared to March 31, 2009. For the year ended March 31, 2010, Cash flows from operating activities were outflows of ¥1,500.8 billion due mainly to an increase of Trading assets. Cash flows from investing activities were outflows of ¥269.6 billion due to a net increase in Bank loans, etc., while Cash flows from financing activities were inflows of ¥2,176.5 billion due mainly to an increase in borrowings and a new stock issuance.

Balance Sheet and Financial Leverage

Total assets as of March 31, 2010, were ¥32,230.4 billion, an increase of ¥7,392.6 billion compared to ¥24,837.8 billion as of March 31, 2009, reflecting increases in collateralized agreements, trading assets and private equity investments. Total liabilities as of March 31, 2010, were ¥30,097.4 billion, an increase of ¥6,811.1 billion compared to ¥23,286.3 billion as of March 31, 2009, reflecting increases in securities sold under agreements to repurchase and trading liabilities. NHI shareholders’ equity as of March 31, 2010, was ¥2,126.9 billion, an increase of ¥587.5 billion compared to ¥1,539.4 billion as of March 31, 2009, due to an increase from a stock issuance.

We seek to maintain sufficient capital at all times to withstand losses due to extreme market movements. The Executive Management Board is responsible for implementing and enforcing capital policies. This includes the determination of our balance sheet size and required capital levels. We continuously review our equity capital base to ensure that it can support the economic risk inherent in our business. There are also regulatory requirements for minimum capital of entities that operate in regulated securities or banking businesses.

NHI shareholders’ equity was ¥2,126.9 billion as of March 31, 2010, an increase of ¥587.5 billion compared with ¥1,539.4 billion as of March 31, 2009. Our leverage ratio as of March 31, 2010 has dropped to 15.2 times from 16.1 times as of March 31, 2009, largely due to the increase in NHI shareholders’ equity.

The following table sets forth our shareholders’ equity, total assets, adjusted assets and leverage ratios:

	March 31
	2009		2010
	(in billions, except ratios)
NHI Shareholders’ equity	¥1,539.4		¥2,126.9
Total assets(1)	24,837.8		32,230.4
Adjusted assets(2)	16,425.2		19,763.2
Leverage ratio(3)	16.1	x	15.2	x
Adjusted leverage ratio(4)	10.7	x	9.3	x

(1)	Total assets reconciles to the total assets amount disclosed on the face of our consolidated balance sheets and therefore excludes the fair value of securities transferred to counterparties under repo-to-maturity, Gensaki and certain Japanese securities lending transactions which are accounted for as sales rather than collateralized financing arrangements. The fair value of securities derecognized under these agreements has not had a significant impact on on our reported Leverage and Adjusted leverage ratios as of March 2009 and 2010.
(2)	Adjusted assets represent total assets less securities purchased under agreements to resell and securities borrowed transactions.
(3)	Leverage ratio equals total assets divided by NHI shareholders’ equity.
(4)	Adjusted leverage ratio equals adjusted assets divided by NHI shareholders’ equity.

Capital-raising Activities

Our capital-raising activities during the fiscal year ended March 31, 2010 included the following:

•

In October 2009, we raised ¥435.5 billion through issuance of shares of our common stock in a global offering. The proceeds from the offering were used for working capital and other general corporate purposes.

Consolidated Regulatory Requirements

The FSA established the “Guideline for Financial Conglomerate Supervision” (hereinafter referred to as the “Financial Conglomerate Guideline”) in June 2005 and set out the rule on consolidated regulatory capital. We started monitoring the consolidated capital adequacy ratio of Nomura Holdings, Inc. according to the Financial Conglomerate Guideline from April 2005.

Beginning from the end of March, 2009, we selected to calculate the consolidated capital adequacy ratio according to the “Criteria for bank holding companies to judge whether their capital adequacy status is appropriate in light of their own and their subsidiaries’ asset holdings, etc. under Article 52-25 of the Banking Act” (hereinafter referred to as the “Bank Holding Companies Notice”) which is allowed under the provision in “the Comprehensive Guidelines for Supervision of Financial Instruments Business Operators, etc.” (hereinafter referred to as the “Financial Instruments Business Operators Guidelines”) instead of the Financial Conglomerate Guideline although we continue to be monitored as a financial conglomerate governed by Financial Conglomerate Guideline. The Bank Holding Companies Notice incorporates the rules set out in “International Convergence of Capital Measurement and Capital Standards: A Revised Framework” published by the Basel Committee on Banking Supervision (Basel II).

Under the Financial Conglomerate Guideline, financial conglomerates, defined as the holding companies of financial institutions and its group companies, must maintain the amount of consolidated capital not less than required capital. As we have started the calculation according to the Bank Holding Companies Notice, we convert each risk by multiplying the amount by 12.5; therefore we examine whether we abide by this requirement by confirming that the capital/risk-weighted asset ratio is higher than 8%.

As of March 31, 2010, we were in compliance with this requirement, with a ratio of total capital to risk-weighted assets of 24.3%.

The following table presents the Company’s consolidated capital adequacy ratio as of March 31, 2010:

	March 31
	2009	2010
	(in billions, except ratios)
Qualifying Capital
Tier 1 capital	¥1,405.1	¥2,000.0
Tier 2 capital	612.7	560.0
Tier 3 capital	297.5	306.1
Deductions	58.4	60.2
Total qualifying capital	2,257.0	2,805.9
Risk-Weighted Assets
Credit risk-weighted assets	5,422.1	4,657.9
Market risk equivalent assets	5,207.0	5,461.2
Operational risk equivalent assets	1,306.8	1,406.7
Total risk-weighted assets	11,935.9	11,525.7
Consolidated Capital Adequacy Ratios
Consolidated capital adequacy ratio	18.9%	24.3%
Tier 1 capital ratio	11.7%	17.3%

Total qualifying capital is comprised of Tier 1, Tier 2 and Tier 3 capital. Our Tier 1 capital mainly consists of shareholders’ equity and minority interest less goodwill, certain intangible fixed assets.

Tier 2 and Tier 3 capital consists of subordinated debt, classified to Tier 2 and Tier 3 by original maturity and other conditions set out by the Bank Holding Companies Notice.

Market risk is calculated using the Company’s Value-at-Risk model as permitted under the Financial Instruments Business Operators Guidelines. Credit risk assets are calculated using Standardized Approach which applies fixed percentage to the fair value of the assets. Operational risk is calculated under the Basic Indicator Approach, where the average net revenues over the previous three years are multiplied by a fixed percentage.

The Basel Committee has issued a series of announcements regarding a broader program designed to strengthen the regulatory capital framework in light of weaknesses revealed by the financial crises. The following is a summary of the proposals which are most relevant to us.

On March 12, 2009, the Basel Committee, recognizing the need to strengthen the level of capital in the banking system, announced that the regulatory minimum level of capital would be reviewed in 2010. On July 13, 2009, the Basel Committee announced its approval of a package of measures designed to strengthen its rules governing trading book capital and to enhance the three pillars of the Basel II framework. This announcement states that the Basel Committee’s trading book rules, effective at the end of 2011, will introduce higher capital requirements to capture the credit risk of complex trading activities. Such trading rules also include a stressed value-at-risk (VaR) requirement, which the Basel Committee believes will help dampen the cyclicality of the minimum regulatory capital framework. On September 7, 2009, the Group of Central Bank Governors and Heads of Supervision, the oversight body of the Basel Committee, reached agreement on certain key measures designed to strengthen regulation of the banking sector, including an increase in the quality, consistency and transparency of the Tier 1 capital base. In particular, it was agreed that the predominant form of Tier 1 capital should be common stock and retained earnings. Calibration of these new requirements is expected to be completed by the end of 2010.

In December 2009, in an effort to promote a more resilient banking sector, the Basel Committee approved for consultation a package of proposals to strengthen global capital and liquidity regulations. The proposals include raising the quality, consistency and transparency of the capital base (including, in particular, deductions of goodwill and other intangibles and net deferred tax assets from the predominant form of Tier 1 capital, and expanding the limitation on the double counting of capital to cover the wider financial system); strengthening the risk coverage of the capital framework (in addition to the higher capital requirements for trading book exposures announced in July 2009); introducing a leverage ratio requirement as a supplemental measure to the risk-based framework; and introducing a series of measures to address concerns over the “procyclicality” of the current framework. The proposals also introduce a minimum liquidity standard including a 30-day liquidity coverage ratio as well as a longer-term structural liquidity ratio. Additional capital, liquidity or other supervisory measures to reduce the externalities created by systemically important institutions are also under review. After a comprehensive impact assessment, the Committee will develop the fully calibrated set of standards by the end of 2010 to be phased in as financial conditions improve and the economic recovery is assured, with plans for implementation to commence by the end of 2012.

The Bank Holding Companies Notice may be amended to follow the new measures described above after they are officially adopted by the Basel Committee.

Credit Ratings

The cost and availability of unsecured funding generally are dependent on credit ratings. Our long-term and short-term debt were rated by Standard & Poor’s, Moody’s Investors Service, Rating and Investment Information, Inc., Japan Credit Rating Agency, Ltd.

As of May 31, 2010, the credit ratings of Nomura Holdings, Inc. and Nomura Securities provided by such credit rating agencies were as follows:

Nomura Holdings, Inc.	Short-term Debt	Senior Debt

Standard & Poor’s	A-2	BBB+
Moody’s Investors Service	—	Baa2
Rating and Investment Information, Inc.	a-1	A+
Japan Credit Rating Agency, Ltd.	—	AA-

Nomura Securities Co., Ltd.	Short-Term Debt	Senior Debt

Standard & Poor’s	A-2	A-
Moody’s Investors Service	P-2	Baa1
Rating and Investment Information, Inc.	a-1	A+
Japan Credit Rating Agency, Ltd.	—	AA-

On May 27, 2009, Moody’s Investors Service downgraded the ratings for senior debt from “A3” to “Baa2” and from “A2” to “Baa1” for Nomura Holdings and Nomura Securities, respectively. The short-term debt rating for Nomura Securities was also downgraded from “P-1” to “P-2.” The Outlook for both Nomura Holdings and Nomura Securities was changed from “Negative” to “Stable.” These downgrades were attributed to Moody’s expectation that Nomura’s challenges to stabilizing earnings will continue, given a persistently difficult operating environment. The downgrade also reflects the agency’s lingering uncertainty regarding Nomura’s ability to expand its wholesale platform within a reasonable timeframe by integrating the former Lehman operations.

(5) Off-Balance Sheet Arrangements.

Off-balance sheet entities

In the normal course of business, we engage in a variety of off-balance sheet arrangements with off-balance sheet entities which may have an impact on Nomura’s future financial position and financial performance.

Off-balance sheet arrangements with off-balance sheet entities include the following where Nomura has:

•	an obligation under a guarantee contract;

•	a retained or contingent interest in assets transferred to an off-balance sheet entity or similar arrangement that serves as credit, liquidity or market risk support;

•	any obligation, including a contingent obligation, under a contract that would be accounted for as a derivative instrument; or

•

any obligation, including contingent obligation, arising out of a variable interest in an off-balance sheet entity that is held by, and material to, us, where such entity provides financing, liquidity, market risk or credit risk support to, or engages in leasing, hedging or research and development services with, us.

Off-balance sheet entities may take the form of a corporation, partnership, fund, trust or other legal vehicle which is designed to fulfill a limited, specific purpose by its sponsor. We both create or sponsor these entities and also enter into arrangements with entities created or sponsored by others. Such entities generally meet the definition of a Variable Interest Entity (“VIE”) under ASC 810 or meet the definition of a Qualifying Special Purpose Entity (“QSPE”) under ASC 860.

A VIE, as defined by ASC 810, is an entity with insufficient equity at risk to support its operations without additional subordinated financial support or whose equity investors lack the features of a controlling interest in the entity. In other words, equity investors in these entities lack either the ability to make significant decisions through their voting rights, an obligation to absorb the expected losses of the entity or a right to receive the expected residual returns of the entity. A QSPE is generally a passive vehicle whose activities are restricted and predetermined at inception in accordance with criteria under ASC 860. Such vehicles are generally used to securitize financial assets such as loans and debt instruments.

Our only significant arrangements with entities which meet the definition of off-balance sheet entities are through program vehicles which we use primarily for the securitization of commercial and residential mortgages, government and corporate bonds and other financial assets. Significant involvement is assessed based on all of our arrangements with these entities, even if the probability of loss, as assessed at the balance sheet date, is remote.

Our involvement with these entities includes structuring, underwriting, distributing and selling debt instruments and beneficial interests issued by these entities, subject to prevailing market conditions. In the normal course of business, we also act as transferor of financial assets to these entities, as well as, and underwriter, distributor and seller of asset-repackaged financial instruments issued by these entities, in connection with our securitization and equity derivative activities. We retain, purchase and sell variable interests in Special Purpose Entities (“SPEs”) in connection with our market-making, investing and structuring activities. Our other types of off-balance sheet arrangements include guarantee agreements and derivative contracts. For further information about transactions with VIEs, see Note 8, “Securitization and Variable Interest Entities (VIEs)” in our consolidated financial statements.

The following table sets forth our exposures from consolidated VIEs, exposure to unconsolidated significant VIEs and exposure to unconsolidated sponsored VIEs (where we hold a variable interest in a sponsored VIE) as of March 31, 2010, arising from our significant involvement with these entities. We consider maximum exposures to loss to be limited to the amounts presented below, which are reflected in our consolidated balance sheets or the Note 20, “Commitments, contingencies and guarantees”. Exposures do not reflect our estimate of the actual losses that could result from adverse changes, nor does it reflect the economic hedges we enter into to reduce exposure.

	March 31, 2010
	Exposures from consolidated VIEs	Exposures to unconsolidated significant VIEs and sponsored VIEs(2)	Total
	(in billions)
Consolidated VIEs’ assets
Cash and cash equivalents	¥36	¥—	¥36
Trading Assets
Equities products	222	98	320
Debt securities	49	27	76
Mortgage and mortgage-backed securities	46	54	100
Investment trust fund and others	0	3	3
Derivatives(1)	1	2	3
Private equity investments	1	—	1
Office buildings, land, equipment and facilities	24	—	24
Other	68	105	173

	¥447	¥289	¥736

(1)	The amounts represent the current balance sheet carrying value of derivatives. Notional amounts related to VIEs’ maximum exposure to loss are ¥413 billion for consolidated VIEs and ¥34 billion for exposure to unconsolidated VIEs.
(2)	We held ¥8 billion of commitment to extend credit, standby letters of credit and other guarantees to unconsolidated significant VIEs and sponsored VIEs as of March 31, 2010.

We may be required to consolidate off-balance sheet entities which are currently not consolidated under ASC 810, should we become the primary beneficiary of those vehicles. The primary beneficiary of an entity is determined through an assessment of which entity absorbs the majority of the expected losses or is entitled to the majority of the expected benefits of that entity, or both. Such an assessment takes into account our variable interests in the entity as well the seniority of our interests in relation to those of other variable interest holders.

Repurchase and securities lending transactions accounted for as sales

We enter into certain types of repurchase transactions and securities lending transactions which we account for as sales rather than collateralized financings where the criteria for derecognition of the securities transferred under ASC 860 are met. These consist of Repo-to-maturity transactions, certain Japanese securities lending transactions and to a lesser extent, Japanese Gensaki transactions.

We enter into repo-to-maturity transactions to take advantage of arbitrage opportunities between the cash security and repo markets. These transactions involve the sourcing of specific securities in the market and contemporaneously entering into repurchase agreements with different counterparties where the maturity of the agreement matches the maturity of the security transferred as collateral. We account for these transactions as sales rather than collateralized financings where the criteria for derecognition of the securities transferred under ASC 860 are met. The amounts of securities derecognized from our consolidated balance sheets under open repo-to-maturity transactions as of March 31, 2010 and 2009 were ¥185,047 million and ¥nil, respectively.

We engage in certain Japanese securities lending transactions for funding purposes under which we transfer long securities (such as Japanese listed equities). The agreements supporting these transactions include varying margining requirements, but the amount of cash we borrow from our counterparties is typically significantly less than the fair value of securities we lend. We account for these transactions as sales in our consolidated financial statements where the criteria for derecognition of the transferred financial assets under ASC 860 are met. In particular, we do not maintain effective control over the transferred financial assets as we are not able to be returned the transferred financial assets on substantially agreed terms, even in the event of default by the transferee. The amounts of securities derecognized from our consolidated balance sheets under open securities lending transactions as of March 31, 2010 and 2009 were ¥153,808 million and ¥174,567 million respectively.

        We also have historically engaged in traditional Japanese repurchase agreements called “Gensaki” transactions We account for Gensaki transactions as sales in our consolidated financial statements where the criteria for derecognition of the transferred financial assets under ASC 860 have been met. The transactions are now less commonplace in Japan and have largely been replaced with Gensaki Repo transactions which were introduced in Japan in 2001 and which are similar to other international repurchase agreements used in the United States, United Kingdom and other jurisdictions. These transactions contain margin requirements, rights of security substitution, or certain restrictions on the customer’s right to sell or repledge the transferred securities. We therefore account for Gensaki repo agreements as collateralized financings in our balance sheet. The amounts of securities derecognized from our consolidated balance sheets under Gensaki Transactions as of March 31, 2010 and 2009 were not significant.

(6) Tabular Disclosure of Contractual Obligations.

As part of our business, we enter into a variety of contractual obligations and contingent commitments, which may require future payments. These arrangements include:

Standby letters of credit and other guarantees:

•

In the normal course of our banking / financing activities, we enter into various guarantee arrangements with counterparties in the form of standby letters of credit and other guarantees, which generally have a fixed expiration date.

Long-term borrowings:

•	In connection with our operating activities, we issue Japanese yen and non-Japanese yen denominated long-term borrowings with variable and fixed interest in accordance with our funding policy.

Operating lease commitments:

•	We lease our office space and certain employees’ residential facilities in Japan primarily under cancellable lease agreements which are customarily renewed upon expiration;

•	We lease certain equipment and facilities under non-cancellable operating lease agreements.

Capital lease commitments:

•	We lease certain equipment and facilities under capital lease agreements.

Purchase obligations:

•	We have purchase obligations for goods and services which include payments for construction-related, advertising, and computer and telecommunications maintenance agreements.

Commitments to extend credit:

•	In connection with our banking / financing activities, we enter into contractual commitments to extend credit, which generally have fixed expiration dates;

•	In connection with our investment banking activities, we enter into agreements with customers under which we commit to underwrite notes that may be issued by the customers.

Commitments to invest in partnership:

•

In connection with our merchant banking activities, we have commitments to invest in interests in various partnerships and other entities and commitments to provide financing for investments related to these partnerships.

Note 12, “Borrowings” contains further detail on our short-term and long-term borrowing obligation and Note 20, “Commitments, contingencies and guarantees” in Item 5 Financial Information, 1. Consolidated Financial Statements and Other, Notes to the Consolidated Financial Statements contains further detail on our commitments, contingencies and guarantees.

The contractual amounts of commitments to extend credit represent the amounts at risk should the contracts be fully drawn upon, should the counterparties default, and assuming the value of any existing collateral become worthless. The total contractual amount of these commitments may not represent future cash requirements since the commitments may expire without being drawn upon. The credit risk associated with these commitments varies depending on the customers’ creditworthiness and the value of collateral held. We evaluate each customer’s creditworthiness on a case-by-case basis. The amount of collateral obtained, if deemed necessary by Nomura upon extension of credit, is based on managements’ credit evaluation of the counterparty.

The following table shows our contractual obligations and contingent commitments as well as their maturities as of March 31, 2010:

	Total contractual amount	Years to Maturity
		Less than 1 year	1 to 3 years	3 to 5 years	More than 5 years
	(in millions)
Standby letters of credit and other guarantees	¥10,146	¥1,533	¥125	¥199	¥8,289
Long-term borrowings(1)	6,440,664	477,200	1,628,614	1,285,279	3,049,571
Operating lease commitments	93,338	17,669	27,125	17,224	31,320
Capital lease commitments(2)	53,654	393	308	27	52,926
Purchase obligations(3)	50,690	41,573	9,117	—	—
Commitments to extend credit	228,439	79,491	139,441	2,923	6,584
Commitments to invest in partnerships	40,203	456	13,886	1,465	24,396

Total	¥6,917,134	¥618,315	¥1,818,616	¥1,307,117	¥3,173,086

(1)	The amounts disclosed within long-term borrowings exclude financial liabilities recognized within long-term borrowings as a result of transfers of financial assets that are accounted for as financings rather than sales in accordance with ASC 860. These are not borrowings issued for our own funding purposes and therefore do not represent actual contractual obligations by us to deliver cash.
(2)	The total contractual amount of capital lease commitments is the total minimum lease payments before deducting interest.
(3)	The amounts reflect the minimum contractual obligations under enforceable and legally binding contracts that specify all significant terms. The amounts exclude obligations that are already reflected on our consolidated balance sheets as liabilities or payables.

Excluded from the above table are obligations that are generally short-term in nature, including short-term borrowings, deposits received at banks and other payables, collateralized agreements and financing transactions (such as resale and repurchase agreements), and trading liabilities.

In addition to amounts presented above, we have commitments under resale and repurchase agreements including amounts in connection with collateralized agreements, collateralized financing and Gensaki transactions. These commitments amount to ¥2,306 billion for resale agreements and ¥1,072 billion for repurchase agreements as of March 31, 2010. These amounts include certain types of repurchase transactions and securities lending transactions which we account for as sales rather than collateralized financings in accordance with ASC 860.

Item 4. Company Information

1. Share Capital Information

(1) Total Number of Shares

A. Number of Authorized Share Capital

Type	Authorized Share Capital (shares)
Common Stock	6,000,000,000
Class 1 Preferred Stock	200,000,000
Class 2 Preferred Stock	200,000,000
Class 3 Preferred Stock	200,000,000
Class 4 Preferred Stock	200,000,000

Total	6,000,000,000

(Note)

The “Authorized Share Capital” is stated by class and the total is the number of authorized share capital designated in the Articles of Incorporation.

B. Issued Shares

Type	Number of Issued Shares as of March 31, 2010	Number of Issued Shares as of June 29, 2010	Trading Markets	Description
Common Stock	3,719,133,241	3,719,133,241	Tokyo Stock Exchange(*2)	1 unit is 100 shares
			Osaka Stock Exchange(*2)
			Nagoya Stock Exchange(*2)
			Singapore Stock Exchange
			New York Stock Exchange

Total	3,719,133,241	3,719,133,241	—	—

(Notes)

1	Shares that may have increased from exercise of stock options between June 1, 2010 and June 29, 2010 are not included in the number of issued shares as of June 29, 2010.
2	Listed on the First Section of each stock exchange.

(2) Stock Options

A. Stock Acquisition Right

Resolved by the 99th General Shareholders’ Meeting on June 26, 2003

Stock Acquisition Rights No. 2

	End of Fiscal Year (March 31, 2010)	End of Preceding Month to Filing of this Report (May 31, 2010)

Number of Stock Acquisition Right	1,230(*1)	1,227(*1)

Number of Stock Acquisition Right for Treasury (our of above number)	—	—

Type of Share under the Stock Acquisition Right	Common stock 1 unit is 100 shares	Same as left

Number of Shares under the Stock Acquisition Rights	1,230,000	1,227,000

The Amount to be Paid upon Exercising the Stock Acquisition Right(*2)	¥1,337 per share	¥1,332 per share

Exercise Period of the Stock Acquisition Right	From July 1, 2005 to June 30, 2010	Same as left

Issue Price of Shares and Capital Inclusion Price if Shares are Issued upon Exercise of the Stock Acquisition Rights	Issue Price of Shares ¥1,337 Capital Inclusion Price ¥669	Issue Price of Shares ¥1,332 Capital Inclusion Price ¥666

Conditions to Exercise of Stock Acquisition Right	1. Not to be partial exercise of one stock acquisition right.	Same as left

2.       For a person given Stock Acquisition Right (the “Optionee”) maintains position as a director, executive officer or employee of the Company or the Company’s Subsidiary, during the time between the grant of the stock acquisition rights and the exercise.

         The Optionee is deemed to maintain such a position as a director, executive officer or employee of the Company or the Company’s Subsidiary in case the Optionee loses such a position by the situations determined in terms of the options.

3. The Optionee, at the time of exercising the stock acquisition rights, does not fall within either of the following cases:

a) The Company or the Company’s Subsidiary determines in accordance with their Employment Regulations to dismiss the Optionee by suggestion or disciplinary procedures; or

b) There is any other reason similar to a).

Restriction of Transfer of Stock Acquisition Rights	Approval of the board of directors shall be required for transfer of the stock acquisition rights.	Same as left

Substituted Payment	—	—

Issue of the Stock Acquisition Right Attendant on Reorganization	—	—

(Notes)

1.	1,000 shares will be issued per one stock acquisition right.
2.	In the event that the shares are split or consolidated, the Exercise Price shall be adjusted in accordance with the following formula, and any fractions less than one (1) yen shall be rounded up to the nearest yen.

Adjusted Exercise Price = Exercise Price before Adjustment x	1
Ratio of Split or Consolidation

In the event that the Company issues new shares or sells its treasury shares at a price less than market price (excluding for the exercise of the stock acquisition rights), the Exercise Price shall be adjusted in accordance with the following formula, and any fractions less than one (1) yen shall be rounded up to the nearest yen.

Adjusted Exercise Price	=	Exercise Price before Adjustment	x	Number of Outstanding Shares	+	Number of Newly Issued Shares and/or Treasury Shares Sold x Paid-in Amount Per Share

Market Price per Share
Number of (Outstanding + Newly Issued Shares and/or Treasury Shares Sold)

Resolved by the 99th General Shareholders’ Meeting on June 26, 2003

Stock Acquisition Rights No. 3

	End of Fiscal Year (March 31, 2010)	End of Preceding Month to Filing of this Report (May 31, 2010)

Number of Stock Acquisition Right	153(*)	150(*)

Number of Stock Acquisition Right for Treasury (our of above number)	—	—

Type of Share under the Stock Acquisition Right	Common stock 1 unit is 100 shares	Same as left

Number of Shares under the Stock Acquisition Rights	153,000	150,000

The Amount to be Paid upon Exercising the Stock Acquisition Right	¥1 per share	Same as left

Exercise Period of the Stock Acquisition Right	From June 5, 2006 to June 4, 2011	Same as left

Issue Price of Shares and Capital Inclusion Price if Shares are Issued upon Exercise of the Stock Acquisition Rights	Issue Price of Shares ¥1 Capital Inclusion Price ¥1	Same as left

Conditions to Exercise of Stock Acquisition Right

1.       Not to be partial exercise of one stock acquisition right.

2.       For a person given Stock Acquisition Right (the “Optionee”) maintains position as a director, executive officer or employee of the Company or the Company’s Subsidiary, during the time between the grant of the stock acquisition rights and the commencement of the exercise period.

The Optionee is deemed to maintain such a position as a director, executive officer or employee of the Company or the Company’s Subsidiary in case the Optionee loses such a position by the situations determined in terms of the options.

Same as left

3.       The Optionee, at the commencement of the exercise period, does not fall within either of the following cases:

a)      The Company or the Company’s Subsidiary determines in accordance with their Employment Regulations to dismiss the Optionee by suggestion or disciplinary procedures; or

b)      There is any other reason similar to a).

Restriction of Transfer of Stock Acquisition Rights	Approval of the board of directors shall be required for transfer of the stock acquisition rights.	Same as left

Substituted Payment	—	—

Issue of the Stock Acquisition Right Attendant on Reorganization	—	—

(Note)

1,000 shares will be issued per one stock acquisition right.

Resolved by the 100th General Shareholders’ Meeting on June 25, 2004

Stock Acquisition Rights No. 4

	End of Fiscal Year (March 31, 2010)	End of Preceding Month to Filing of this Report (May 31, 2010)

Number of Stock Acquisition Right	1,247(*1)	1,244(*1)

Number of Stock Acquisition Right for Treasury (our of above number)	—	—

Type of Share under the Stock Acquisition Right	Common stock 1 unit is 100 shares	Same as left

Number of Shares under the Stock Acquisition Rights	1,247,000	1,244,000

The Amount to be Paid upon Exercising the Stock Acquisition Right (*2)	¥1,330 per share	¥1,326 per share

Exercise Period of the Stock Acquisition Right	From July 1, 2006 to June 30, 2011	Same as left

Issue Price of Shares and Capital Inclusion Price if Shares are Issued upon Exercise of the Stock Acquisition Rights	Issue Price of Shares ¥1,330 Capital Inclusion Price ¥665	Issue Price of Shares ¥1,326 Capital Inclusion Price ¥663

Conditions to Exercise of Stock Acquisition Right	1. Not to be partial exercise of one stock acquisition right.	Same as left

2.      For a person given Stock Acquisition Right (the “Optionee”) maintains position as a director, executive officer or employee of the Company or the Company’s Subsidiary, during the time between the grant of the stock acquisition rights and the exercise. The Optionee is deemed to maintain such a position as a director, executive officer or employee of the Company or the Company’s Subsidiary in case the Optionee loses such a position by the situations determined in terms of the options.

3. The Optionee, at the time of exercising the stock acquisition rights, does not fall within either of the following cases:

a) The Company or the Company’s Subsidiary determines in accordance with their Employment Regulations to dismiss the Optionee by suggestion or disciplinary procedures; or

b) There is any other reason similar to a).

Restriction of Transfer of Stock Acquisition Rights	Approval of the board of directors shall be required for transfer of the stock acquisition rights.	Same as left

Substituted Payment	—	—

Issue of the Stock Acquisition Right Attendant on Reorganization	—	—

(Notes)

1.	1,000 shares will be issued per one stock acquisition right.
2.	In the event that the shares are split or consolidated, the Exercise Price shall be adjusted in accordance with the following formula, and any fractions less than one (1) yen shall be rounded up to the nearest yen.

Adjusted Exercise Price = Exercise Price before Adjustment x	1
Ratio of Split or Consolidation

In the event that the Company issues new shares or sells its treasury shares at a price less than market price (excluding for the exercise of the stock acquisition rights), the Exercise Price shall be adjusted in accordance with the following formula, and any fractions less than one (1) yen shall be rounded up to the nearest yen.

Adjusted Exercise Price	=	Exercise Price before Adjustment	x	Number of Outstanding Shares	+	Number of Newly Issued Shares and/or Treasury Shares Sold x Paid-in Amount Per Share

Market Price per Share
Number of (Outstanding + Newly Issued Shares and/or Treasury Shares Sold)

Resolved by the 100th General Shareholders’ Meeting on June 25, 2004

Stock Acquisition Rights No. 5

	End of Fiscal Year (March 31, 2010)	End of Preceding Month to Filing of this Report (May 31, 2010)

Number of Stock Acquisition Right	16(*)	6(*)

Number of Stock Acquisition Right for Treasury (our of above number)	—	—

Type of Share under the Stock Acquisition Right	Common stock 1 unit is 100 shares	Same as left

Number of Shares under the Stock Acquisition Rights	16,000	6,000

The Amount to be Paid upon Exercising the Stock Acquisition Right	¥1 per share	Same as left

Exercise Period of the Stock Acquisition Right	From April 26, 2007 to April 25, 2012	Same as left

Issue Price of Shares and Capital Inclusion Price if Shares are Issued upon Exercise of the Stock Acquisition Rights	Issue Price of Shares ¥1 Capital Inclusion Price ¥1	Same as left

Conditions to Exercise of Stock Acquisition Right	1. Not to be partial exercise of one stock acquisition right.	Same as left

2.       For a person given Stock Acquisition Right (the “Optionee”) maintains position as a director, executive officer or employee of the Company or the Company’s Subsidiary, during the time between the grant of the stock acquisition rights and the commencement of the exercise period.

         The Optionee is deemed to maintain such a position as a director, executive officer or employee of the Company or the Company’s Subsidiary in case the Optionee loses such a position by the situations determined in terms of the options.

3. The Optionee, at the commencement of the exercise period, does not fall within either of the following cases:

a) The Company or the Company’s Subsidiary determines in accordance with their Employment Regulations to dismiss the Optionee by suggestion or disciplinary procedures; or

b) There is any other reason similar to a).

Restriction of Transfer of Stock Acquisition Rights	Approval of the board of directors shall be required for transfer of the stock acquisition rights.	Same as left

Substituted Payment	—	—

Issue of the Stock Acquisition Right Attendant on Reorganization	—	—

(Note)

1,000 shares will be issued per one stock acquisition right.

Resolved by the 100th General Shareholders’ Meeting on June 25, 2004

Stock Acquisition Rights No. 6

	End of Fiscal Year (March 31, 2010)	End of Preceding Month to Filing of this Report (May 31, 2010)

Number of Stock Acquisition Right	266(*)	251(*)

Number of Stock Acquisition Right for Treasury (our of above number)	—	—

Type of Share under the Stock Acquisition Right	Common stock 1 unit is 100 shares	Same as left

Number of Shares under the Stock Acquisition Rights	266,000	251,000

The Amount to be Paid upon Exercising the Stock Acquisition Right	¥1 per share	Same as left

Exercise Period of the Stock Acquisition Right	From June 4, 2007 to June 3, 2012	Same as left

Issue Price of Shares and Capital Inclusion Price if Shares are Issued upon Exercise of the Stock Acquisition Rights	Issue Price of Shares ¥1 Capital Inclusion Price ¥1	Same as left

Conditions to Exercise of Stock Acquisition Right	1. Not to be partial exercise of one stock acquisition right.	Same as left

2.       For a person given Stock Acquisition Right (the “Optionee”) maintains position as a director, executive officer or employee of the Company or the Company’s Subsidiary, during the time between the grant of the stock acquisition rights and the commencement of the exercise period.

         The Optionee is deemed to maintain such a position as a director, executive officer or employee of the Company or the Company’s Subsidiary in case the Optionee loses such a position by the situations determined in terms of the options.

3. The Optionee, at the commencement of the exercise period, does not fall within either of the following cases:

a) The Company or the Company’s Subsidiary determines in accordance with their Employment Regulations to dismiss the Optionee by suggestion or disciplinary procedures; or

b) There is any other reason similar to a).

Restriction of Transfer of Stock Acquisition Rights	Approval of the board of directors shall be required for transfer of the stock acquisition rights.	Same as left

Substituted Payment	—	—

Issue of the Stock Acquisition Right Attendant on Reorganization	—	—

(Note)

1,000 shares will be issued per one stock acquisition right.

Resolved by the 101st General Shareholders’ Meeting on June 28, 2005

Stock Acquisition Rights No. 8

	End of Fiscal Year (March 31, 2010)	End of Preceding Month to Filing of this Report (May 31, 2010)

Number of Stock Acquisition Right	15,163(*1)	15,103(*1)

Number of Stock Acquisition Right for Treasury (our of above number)	—	—

Type of Share under the Stock Acquisition Right	Common stock 1 unit is 100 shares	Same as left

Number of Shares under the Stock Acquisition Rights	1,516,300	1,510,300

The Amount to be Paid upon Exercising the Stock Acquisition Right(*2)	¥1,167 per share	¥1,165 per share

Exercise Period of the Stock Acquisition Right	From July 1, 2007 to June 30, 2012	Same as left

Issue Price of Shares and Capital Inclusion Price if Shares are Issued upon Exercise of the Stock Acquisition Rights	Issue Price of Shares ¥1,167 Capital Inclusion Price ¥584	Issue Price of Shares ¥1,165 Capital Inclusion Price ¥583

Conditions to Exercise of Stock Acquisition Right	1. Not to be partial exercise of one stock acquisition right.	Same as left

2.       For a person given Stock Acquisition Right (the “Optionee”) maintains position as a director, executive officer or employee of the Company or the Company’s Subsidiary, during the time between the grant of the stock acquisition rights and the exercise.

         The Optionee is deemed to maintain such a position as a director, executive officer or employee of the Company or the Company’s Subsidiary in case the Optionee loses such a position by the situations determined in terms of the options.

3. The Optionee, at the time of exercising the stock acquisition rights, does not fall within either of the following cases:

a) The Company or the Company’s Subsidiary determines in accordance with their Employment Regulations to dismiss the Optionee by suggestion or disciplinary procedures; or

b) There is any other reason similar to a).

Restriction of Transfer of Stock Acquisition Rights	Approval of the board of directors shall be required for transfer of the stock acquisition rights.	Same as left

Substituted Payment	—	—

Issue of the Stock Acquisition Right Attendant on Reorganization	—	—

(Notes)

1.	100 shares will be issued per one stock acquisition right.
2.	In the event that the shares are split or consolidated, the Exercise Price shall be adjusted in accordance with the following formula, and any fractions less than one (1) yen shall be rounded up to the nearest yen.

Adjusted Exercise Price = Exercise Price before Adjustment x	1
Ratio of Split or Consolidation

In the event that the Company issues new shares or sells its treasury shares at a price less than market price (excluding for the exercise of the stock acquisition rights), the Exercise Price shall be adjusted in accordance with the following formula, and any fractions less than one (1) yen shall be rounded up to the nearest yen.

Adjusted Exercise Price	=	Exercise Price before Adjustment	x	Number of Outstanding Shares	+	Number of Newly Issued Shares and/or Treasury Shares Sold x Paid-in Amount Per Share

Market Price per Share
Number of (Outstanding + Newly Issued Shares and/or Treasury Shares Sold)

Resolved by the 101st General Shareholders’ Meeting on June 28, 2005

Stock Acquisition Rights No. 9

	End of Fiscal Year (March 31, 2010)	End of Preceding Month to Filing of this Report (May 31, 2010)

Number of Stock Acquisition Right	1,704(*)	1,515(*)

Number of Stock Acquisition Right for Treasury (our of above number)	—	—

Type of Share under the Stock Acquisition Right	Common stock 1 unit is 100 shares	Same as left

Number of Shares under the Stock Acquisition Rights	170,400	151,500

The Amount to be Paid upon Exercising the Stock Acquisition Right	¥1 per share	Same as left

Exercise Period of the Stock Acquisition Right	From April 25, 2008 to April 24, 2013	Same as left

Issue Price of Shares and Capital Inclusion Price if Shares are Issued upon Exercise of the Stock Acquisition Rights	Issue Price of Shares ¥1 Capital Inclusion Price ¥1	Same as left

Conditions to Exercise of Stock Acquisition Right	1. Not to be partial exercise of one stock acquisition right.	Same as left

2.       For a person given Stock Acquisition Right (the “Optionee”) maintains position as a director, executive officer or employee of the Company or the Company’s Subsidiary, during the time between the grant of the stock acquisition rights and the commencement of the exercise period.

         The Optionee is deemed to maintain such a position as a director, executive officer or employee of the Company or the Company’s Subsidiary in case the Optionee loses such a position by the situations determined in terms of the options.

3. The Optionee, at the commencement of the exercise period, does not fall within either of the following cases:

a) The Company or the Company’s Subsidiary determines in accordance with their Employment Regulations to dismiss the Optionee by suggestion or disciplinary procedures; or

b) There is any other reason similar to a).

Restriction of Transfer of Stock Acquisition Rights	Approval of the board of directors shall be required for transfer of the stock acquisition rights.	Same as left

Substituted Payment	—	—

Issue of the Stock Acquisition Right Attendant on Reorganization	—	—

(Note)

100 shares will be issued per one stock acquisition right.

Resolved by the 101st General Shareholders’ Meeting on June 28, 2005

Stock Acquisition Rights No. 10

	End of Fiscal Year (March 31, 2010)	End of Preceding Month to Filing of this Report (May 31, 2010)

Number of Stock Acquisition Right	4,819(*)	4,362(*)

Number of Stock Acquisition Right for Treasury (our of above number)	—	—

Type of Share under the Stock Acquisition Right	Common stock 1 unit is 100 shares	Same as left

Number of Shares under the Stock Acquisition Rights	481,900	436,200

The Amount to be Paid upon Exercising the Stock Acquisition Right	¥1 per share	Same as left

Exercise Period of the Stock Acquisition Right	From June 13, 2008 to June 12, 2013	Same as left

Issue Price of Shares and Capital Inclusion Price if Shares are Issued upon Exercise of the Stock Acquisition Rights	Issue Price of Shares ¥1 Capital Inclusion Price ¥1,053	Same as left

Conditions to Exercise of Stock Acquisition Right	1. Not to be partial exercise of one stock acquisition right.	Same as left

2.       For a person given Stock Acquisition Right (the “Optionee”) maintains position as a director, executive officer or employee of the Company or the Company’s Subsidiary, during the time between the grant of the stock acquisition rights and the commencement of the exercise period.

The Optionee is deemed to maintain such a position as a director, executive officer or employee of the Company or the Company’s Subsidiary in case the Optionee loses such a position by the situations determined in terms of the options.

3. The Optionee, at the commencement of the exercise period, does not fall within either of the following cases:

a) The Company or the Company’s Subsidiary determines in accordance with their Employment Regulations to dismiss the Optionee by suggestion or disciplinary procedures; or

b) There is any other reason similar to a).

Restriction of Transfer of Stock Acquisition Rights	Approval of the board of directors shall be required for transfer of the stock acquisition rights.	Same as left

Substituted Payment	—	—

Issue of the Stock Acquisition Right Attendant on Reorganization	—	—

(Note)

100 shares will be issued per one stock acquisition right.

Resolved by the 102nd General Shareholders’ Meeting on June 28, 2006

Stock Acquisition Rights No. 11

	End of Fiscal Year (March 31, 2010)	End of Preceding Month to Filing of this Report (May 31, 2010)

Number of Stock Acquisition Right	17,980(*1)	17,900(*1)

Number of Stock Acquisition Right for Treasury (our of above number)	—	—

Type of Share under the Stock Acquisition Right	Common stock 1 unit is 100 shares	Same as left

Number of Shares under the Stock Acquisition Rights	1,798,000	1,790,000

The Amount to be Paid upon Exercising the Stock Acquisition Right(*2)	¥1,820 per share	¥1,814 per share

Exercise Period of the Stock Acquisition Right	From July 7, 2008 to July 6, 2013	Same as left

Issue Price of Shares and Capital Inclusion Price if Shares are Issued upon Exercise of the Stock Acquisition Rights	Issue Price of Shares ¥1,820 Capital Inclusion Price ¥1,153	Issue Price of Shares ¥1,814 Capital Inclusion Price ¥1,150

Conditions to Exercise of Stock Acquisition Right	1. Each stock acquisition right may not be exercised partly.	Same as left

2.       The Optionee maintains the position of a director, executive officer or employee of the Company or the Company’s Subsidiary, during the time between the grant of the stock acquisition rights and the exercise. The Optionee is deemed to maintain such a position as a director, executive officer or employee of the Company or the Company’s Subsidiary even where the Optionee loses such a position as a result of the situations determined in terms of the options.

3. The Optionee, at the time of the exercising the stock acquisitions right, does not fall within either of the following cases:

a) The Company or the Company’s Subsidiary has determined, in accordance with their Employment Regulations to dismiss the Optionee by warning or disciplinary procedures; or

b) There is any other reason similar to a).

Restriction of Transfer of Stock Acquisition Rights	Any assignment of stock acquisition rights shall be subject to approval by resolution adopted by the Board of Directors of the Company.	Same as left

Substituted Payment	—	—

Issue of the Stock Acquisition Right Attendant on the Reorganization	—	—

(Notes)

1.	100 shares will be issued per one stock acquisition right.
2.	In the event that the common stock is split or the common stock is consolidated after the grant of the Stock Acquisition Rights, the Exercise Price shall be adjusted in accordance with the following formula, and any fractions less than one (1) yen resulting from the adjustment shall be rounded up to the nearest yen.

Adjusted Exercise Price = Exercise Price before Adjustment x	1
Ratio of Stock Split or Stock Consolidation

In the event that the Company offers for subscription of the issuance of the new shares of common stock or the disposal of treasury shares of common stock of the Company at a paid-in amount below the market price of the common stock of the Company which is used in the adjustment formula for the Exercise Price (excluding Stock Acquisition Rights (including those attached to bonds with stock subscription rights) which is able to request for the delivery of the common shares of the Company and any other securities or the conversion, replacement or the exercise of the Stock Acquisition Rights and any request for purchase of additional less-than-a-full-unit shares) or in the event of the shares with acquisition request right that the Company issues the common stock of the Company in exchange of its acquisition as prescribed at a compensation below the market price of the common stock of the Company which is used in the adjustment formula for the Exercise Price (including the grant without any consideration), or in the event that the Company issues the stock acquisition right which is able to request for the delivery of the common stock of the Company (including those attached to bonds with stock subscription rights) and any other securities or rights (including the grant without any consideration) at a compensation below the market price of the common stock of the Company which is used in the adjustment formula for the Exercise Price, the Exercise Price shall be adjusted in accordance with the following formula, and any fraction of less than one (1) yen resulting from the adjustment shall be rounded up to the nearest yen.

Adjusted Exercise Price	=	Exercise Price before Adjustment	x	Number of Outstanding Shares	+	Number of Newly Issued Shares and/or Shares of Common Stock of the Company Disposed of x Paid-in Amount Per Share and/or Disposal Value per Share

Market Price per Share
Number of (Outstanding + Newly Issued Shares)

Resolved by the 102nd General Shareholders’ Meeting on June 28, 2006

Stock Acquisition Rights No. 12

	End of Fiscal Year (March 31, 2010)	End of Preceding Month to Filing of this Report (May 31, 2010)

Number of Stock Acquisition Right	124(*)	47(*)

Number of Stock Acquisition Right for Treasury (our of above number)	—	—

Type of Share under the Stock Acquisition Right	Common stock 1 unit is 100 shares	Same as left

Number of Shares under the Stock Acquisition Rights	12,400	4,700

The Amount to be Paid upon Exercising the Stock Acquisition Right	¥1 per share	Same as left

Exercise Period of the Stock Acquisition Right	From October 11, 2008 to October 10, 2013	Same as left

Issue Price of Shares and Capital Inclusion Price if Shares are Issued upon Exercise of the Stock Acquisition Rights	Issue Price of Shares ¥1 Capital Inclusion Price ¥1,105	Same as left

Conditions to Exercise of Stock Acquisition Right	1. Each stock acquisition right may not be exercised partly.	Same as left

2.       The Optionee maintains the position of a director, executive officer or employee of the Company or the Company’s Subsidiary, during the time between the grant of the stock acquisition rights and the commencement of the exercise period.

         The Optionee is deemed to maintain such a position as a director, executive officer or employee of the Company or the Company’s Subsidiary even where the Optionee loses such a position as a result of the situations determined in terms of the options.

3. The Optionee, at the commencement of the exercise period, does not fall within either of the following cases:

a) The Company or the Company’s Subsidiary has determined, in accordance with their Employment Regulations to dismiss the Optionee by warning or disciplinary procedures; or

b) There is any other reason similar to a).

Restriction of Transfer of Stock Acquisition Rights	Any assignment of stock acquisition rights shall be subject to approval by resolution adopted by the Board of Directors of the Company.	Same as left

Substituted Payment	—	—

Issue of the Stock Acquisition Right Attendant on Reorganization	—	—

(Note)

100 shares will be issued per one stock acquisition right.

Resolved by the 102nd General Shareholders’ Meeting on June 28, 2006

Stock Acquisition Rights No. 13

	End of Fiscal Year (March 31, 2010)	End of Preceding Month to Filing of this Report (May 31, 2010)

Number of Stock Acquisition Right	8,739(*)	7,370(*)

Number of Stock Acquisition Right for Treasury (our of above number)	—	—

Type of Share under the Stock Acquisition Right	Common stock 1 unit is 100 shares	Same as left

Number of Shares under the Stock Acquisition Rights	873,900	737,000

The Amount to be Paid upon Exercising the Stock Acquisition Right	¥1 per share	Same as left

Exercise Period of the Stock Acquisition Right	From April 26, 2009 to April 25, 2014	Same as left

Issue Price of Shares and Capital Inclusion Price if Shares are Issued upon Exercise of the Stock Acquisition Rights	Issue Price of Shares ¥1 Capital Inclusion Price ¥1,165	Same as left

Conditions to Exercise of Stock Acquisition Right	1. No Stock Acquisition Right may be exercised partially.	Same as left

2.       The Optionee maintains a position as an Executive or Employee of the Company or the Subsidiary during the period between the granting of the Stock Acquisition Rights and the commencement of the Exercise Period.

         The Optionee is deemed to maintain such a position as an Executive or Employee of the Company or the Company’s Subsidiary even where the Optionee loses such position as a result of the situations determined in terms of the options.

3. The Optionee, at the commencement of the exercise period, does not fall within either of the following cases:

a) The Company or the Company’s Subsidiary has determined, in accordance with their Employment Regulations to dismiss the Optionee by warning or disciplinary procedures; or

b) There is any other reason similar to a).

Restriction of Transfer of Stock Acquisition Rights	Any assignment of stock acquisition rights shall be subject to approval by resolution adopted by the Board of Directors of the Company.	Same as left

Substituted Payment	—	—

Issue of the Stock Acquisition Right Attendant on Reorganization	—	—

(Note)

100 shares will be issued per one stock acquisition right.

Resolved by the 102nd General Shareholders’ Meeting on June 28, 2006

Stock Acquisition Rights No. 14

	End of Fiscal Year (March 31, 2010)	End of Preceding Month to Filing of this Report (May 31, 2010)

Number of Stock Acquisition Right	8,738(*)	8,001(*)

Number of Stock Acquisition Right for Treasury (our of above number)	—	—

Type of Share under the Stock Acquisition Right	Common stock 1 unit is 100 shares	Same as left

Number of Shares under the Stock Acquisition Rights	873,800	800,100

The Amount to be Paid upon Exercising the Stock Acquisition Right	¥1 per share	Same as left

Exercise Period of the Stock Acquisition Right	From June 22, 2009 to June 21, 2014	Same as left

Issue Price of Shares and Capital Inclusion Price if Shares are Issued upon Exercise of the Stock Acquisition Rights	Issue Price of Shares ¥1 Capital Inclusion Price ¥1,278	Same as left

Conditions to Exercise of Stock Acquisition Right	1. No Stock Acquisition Right may be exercised partially.	Same as left

2.       The Optionee maintains a position as an Executive or Employee of the Company or the Subsidiary during the period between the granting of the Stock Acquisition Rights and the commencement of the Exercise Period.

The Optionee is deemed to maintain such a position as an Executive or Employee of the Company or the Company’s Subsidiary even where the Optionee loses such position as a result of the situations determined in terms of the options.

3. The Optionee, at the commencement of the exercise period, does not fall within either of the following cases:

a) The Company or the Company’s Subsidiary has determined, in accordance with their Employment Regulations to dismiss the Optionee by warning or disciplinary procedures; or

b) There is any other reason similar to a).

Restriction of Transfer of Stock Acquisition Rights	Any assignment of stock acquisition rights shall be subject to approval by resolution adopted by the Board of Directors of the Company.	Same as left

Substituted Payment	—	—

Issue of the Stock Acquisition Right Attendant on Reorganization	—	—

(Note)

100 shares will be issued per one stock acquisition right.

Stock Acquisition Rights No. 15

	End of Fiscal Year (March 31, 2010)	End of Preceding Month to Filing of this Report (May 31, 2010)

Number of Stock Acquisition Right	1,130(*1)	Same as left

Number of Stock Acquisition Right for Treasury (our of above number)	—	—

Type of Share under the Stock Acquisition Right	Common stock 1 unit is 100 shares	Same as left

Number of Shares under the Stock Acquisition Rights	113,000	Same as left

The Amount to be Paid upon Exercising the Stock Acquisition Right (*2)	¥1,969 per share	¥1,963 per share

Exercise Period of the Stock Acquisition Right	From August 2, 2009 to August 1, 2014	Same as left

Issue Price of Shares and Capital Inclusion Price if Shares are Issued upon Exercise of the Stock Acquisition Rights	Issue Price of Shares ¥1,969 Capital Inclusion Price ¥1,233	Issue Price of Shares ¥1,963 Capital Inclusion Price ¥1,230

Conditions to Exercise of Stock Acquisition Right	1. No Stock Acquisition Right may be exercised partially.	Same as left

2.       The Grantee maintains a position as an Executive or Employee of the Company or the Company’s Subsidiary during the period between the granting of the stock acquisition rights and the exercise.

          The Grantee is deemed to maintain such a position as an Executive or Employee of the Company or the Company’s Subsidiary even where the Grantee loses such position as a result of the situations determined in terms of the options.

3. A Grantee does not fall within either of the following cases at the time of exercising the stock acquisition right.

a) The Company or a Company’s Subsidiary has determined, in accordance with their Employment Regulations to dismiss the Grantee by warning or disciplinary procedures; or

b) There is any other reason similar to a).

Restriction of Transfer of Stock Acquisition Rights	Any assignment of stock acquisition rights shall be subject to approval by resolution adopted by the Board of Directors of the Company.	Same as left

Substituted Payment	—	—

Issue of the Stock Acquisition Right Attendant on Reorganization	—	—

(Notes)

1.	100 shares will be issued per one stock acquisition right.
2.	In the event that the shares are split or consolidated, the Exercise Price shall be adjusted in accordance with the following formula, and any fractions less than one (1) yen shall be rounded up to the nearest yen.

Adjusted Exercise Price = Exercise Price before Adjustment x	1
Ratio of Split or Consolidation

In the event that the Company offers for subscription of the issuance of the new shares of common stock or the disposal of treasury shares of common stock of the Company at a paid-in amount below the market price of the common stock of the Company which is used in the adjustment formula for the Exercise Price (excluding Stock Acquisition Rights (including those attached to bonds with stock subscription rights) which is able to request for the delivery of the common shares of the Company and any other securities or the conversion, replacement or the exercise of the Stock Acquisition Rights and any request for purchase of additional less-than-a-full-unit shares) or in the event of the shares with acquisition request right that the Company issues the common stock of the Company in exchange of its acquisition as prescribed at a compensation below the market price of the common stock of the Company which is used in the adjustment formula for the Exercise Price (including the grant without any consideration), or in the event that the Company issues the stock acquisition right which is able to request for the delivery of the common stock of the Company (including those attached to bonds with stock subscription rights) and any other securities or rights (including the grant without any consideration) at a compensation below the market price of the common stock of the Company which is used in the adjustment formula for the Exercise Price, the Exercise Price shall be adjusted in accordance with the following formula, and any fraction of less than one (1) yen resulting from the adjustment shall be rounded up to the nearest yen.

Adjusted Exercise Price	=	Exercise Price before Adjustment	x	Number of Outstanding Shares	+	Number of Newly Issued Shares and/or Treasury Shares Sold x Paid-in Amount Per Share
Market Price per Share
Number of (Outstanding + Newly Issued Shares and/or Treasury Shares Sold)

Resolved by the 103rd General Shareholders’ Meeting on June 27, 2007

Stock Acquisition Rights No. 16

	End of Fiscal Year (March 31, 2010)	End of Preceding Month to Filing of this Report (May 31, 2010)

Number of Stock Acquisition Right	18,790(*1)	18,710(*1)

Number of Stock Acquisition Right for Treasury (our of above number)	—	—

Type of Share under the Stock Acquisition Right	Common stock 1 unit is 100 shares	Same as left

Number of Shares under the Stock Acquisition Rights	1,879,000	1,871,000

The Amount to be Paid upon Exercising the Stock Acquisition Right(*2)	¥1,969 per share	¥1,963 per share

Exercise Period of the Stock Acquisition Right	From August 2, 2009 to August 1, 2014	Same as left

Issue Price of Shares and Capital Inclusion Price if Shares are Issued upon Exercise of the Stock Acquisition Rights	Issue Price of Shares ¥1,969 Capital Inclusion Price ¥1,233	Issue Price of Shares ¥1,963 Capital Inclusion Price ¥1,230

Conditions to Exercise of Stock Acquisition Right	1. No Stock Acquisition Right may be exercised partially.	Same as left

2.       The Grantee maintains a position as an Executive or Employee of the Company or the Company’s Subsidiary during the period between the granting of the stock acquisition rights and the exercise.

         The Grantee is deemed to maintain such a position as an Executive or Employee of the Company or the Company’s Subsidiary even where the Grantee loses such position as a result of the situations determined in terms of the options.

3. A Grantee does not fall within either of the following cases at the time of exercising the stock acquisition right.

a) The Company or a Company’s Subsidiary has determined, in accordance with their Employment Regulations to dismiss the Grantee by warning or disciplinary procedures; or

b) There is any other reason similar to a).

Restriction of Transfer of Stock Acquisition Rights	Any assignment of stock acquisition rights shall be subject to approval by resolution adopted by the Board of Directors of the Company.	Same as left

Substituted Payment	—	—

Issue of the Stock Acquisition Right Attendant on Reorganization	—	—

(Notes)

1.	100 shares will be issued per one stock acquisition right.
2.	In the event that the shares are split or consolidated, the Exercise Price shall be adjusted in accordance with the following formula, and any fractions less than one (1) yen shall be rounded up to the nearest yen.

Adjusted Exercise Price = Exercise Price before Adjustment x	1
Ratio of Split or Consolidation

In the event that the Company offers for subscription of the issuance of the new shares of common stock or the disposal of treasury shares of common stock of the Company at a paid-in amount below the market price of the common stock of the Company which is used in the adjustment formula for the Exercise Price (excluding Stock Acquisition Rights (including those attached to bonds with stock subscription rights) which is able to request for the delivery of the common shares of the Company and any other securities or the conversion, replacement or the exercise of the Stock Acquisition Rights and any request for purchase of additional less-than-a-full-unit shares) or in the event of the shares with acquisition request right that the Company issues the common stock of the Company in exchange of its acquisition as prescribed at a compensation below the market price of the common stock of the Company which is used in the adjustment formula for the Exercise Price (including the grant without any consideration), or in the event that the Company issues the stock acquisition right which is able to request for the delivery of the common stock of the Company (including those attached to bonds with stock subscription rights) and any other securities or rights (including the grant without any consideration) at a compensation below the market price of the common stock of the Company which is used in the adjustment formula for the Exercise Price, the Exercise Price shall be adjusted in accordance with the following formula, and any fraction of less than one (1) yen resulting from the adjustment shall be rounded up to the nearest yen.

Adjusted Exercise Price	=	Exercise Price before Adjustment	x	Number of Outstanding Shares	+	Number of Newly Issued Shares and/or Treasury Shares Sold x Paid-in Amount Per Share

Market Price per Share
Number of (Outstanding + Newly Issued Shares and/or Treasury Shares Sold)

Resolved by the 103rd General Shareholders’ Meeting on June 27, 2007

Stock Acquisition Rights No. 17

	End of Fiscal Year (March 31, 2010)	End of Preceding Month to Filing of this Report (May 31, 2010)

Number of Stock Acquisition Right	5,547(*)	5,515(*)

Number of Stock Acquisition Right for Treasury (our of above number)	—	—

Type of Share under the Stock Acquisition Right	Common stock 1 unit is 100 shares	Same as left

Number of Shares under the Stock Acquisition Rights	554,700	551,500

The Amount to be Paid upon Exercising the Stock Acquisition Right	¥1 per share	Same as left

Exercise Period of the Stock Acquisition Right	From August 2, 2009 to August 1, 2014	Same as left

Issue Price of Shares and Capital Inclusion Price if Shares are Issued upon Exercise of the Stock Acquisition Rights	Issue Price of Shares ¥1 Capital Inclusion Price ¥1,105	Same as left

Conditions to Exercise of Stock Acquisition Right	1. No Stock Acquisition Right may be exercised partially.	Same as left

2.       The Grantee maintains a position as an Executive or Employee of the Company or the Company’s Subsidiary during the period between the granting of the stock acquisition rights and the commencement of the exercise period.

          The Grantee is deemed to maintain such a position as an Executive or Employee of the Company or the Company’s Subsidiary even where the Grantee loses such position as a result of the situations determined in terms of the options.

3. A Grantee does not fall within either of the following cases at the commencement of the exercise period.

a) The Company or a Company’s Subsidiary has determined, in accordance with their Employment Regulations to dismiss the Grantee by warning or disciplinary procedures; or

b) There is any other reason similar to a).

Restriction of Transfer of Stock Acquisition Rights	Any assignment of stock acquisition rights shall be subject to approval by resolution adopted by the Board of Directors of the Company.	Same as left

Substituted Payment	—	—

Issue of the Stock Acquisition Right Attendant on Reorganization	—	—

(Note)

100 shares will be issued per one stock acquisition right.

Resolved by the 103rd General Shareholders’ Meeting on June 27, 2007

Stock Acquisition Rights No. 18

	End of Fiscal Year (March 31, 2010)	End of Preceding Month to Filing of this Report (May 31, 2010)

Number of Stock Acquisition Right	251(*)	218(*)

Number of Stock Acquisition Right for Treasury (our of above number)	—	—

Type of Share under the Stock Acquisition Right	Common stock 1 unit is 100 shares	Same as left

Number of Shares under the Stock Acquisition Rights	25,100	21,800

The Amount to be Paid upon Exercising the Stock Acquisition Right	¥1 per share	Same as left

Exercise Period of the Stock Acquisition Right	From October 20, 2009 to October 19, 2014	Same as left

Issue Price of Shares and Capital Inclusion Price if Shares are Issued upon Exercise of the Stock Acquisition Rights	Issue Price of Shares ¥1 Capital Inclusion Price ¥972	Same as left

Conditions to Exercise of Stock Acquisition Right	1. No Stock Acquisition Right may be exercised partially.	Same as left

2.       The Grantee maintains a position as an Executive or Employee of the Company or the Company’s Subsidiary during the period between the granting of the stock acquisition rights and the commencement of the exercise period.

          The Grantee is deemed to maintain such a position as an Executive or Employee of the Company or the Company’s Subsidiary even where the Grantee loses such position as a result of the situations determined in terms of the options.

3. A Grantee does not fall within either of the following cases at the commencement of the exercise period.

a) The Company or a Company’s Subsidiary has determined, in accordance with their Employment Regulations to dismiss the Grantee by warning or disciplinary procedures; or

b) There is any other reason similar to a).

Restriction of Transfer of Stock Acquisition Rights	Any assignment of stock acquisition rights shall be subject to approval by resolution adopted by the Board of Directors of the Company.	Same as left

Substituted Payment	—	—

Issue of the Stock Acquisition Right Attendant on Reorganization	—	—

(Note)

100 shares will be issued per one stock acquisition right.

Resolved by the 103rd General Shareholders’ Meeting on June 27, 2007

Stock Acquisition Rights No. 19

	End of Fiscal Year (March 31, 2010)	End of Preceding Month to Filing of this Report (May 31, 2010)

Number of Stock Acquisition Right	60,778(*)	23,615(*)

Number of Stock Acquisition Right for Treasury (our of above number)	—	—

Type of Share under the Stock Acquisition Right	Common stock 1 unit is 100 shares	Same as left

Number of Shares under the Stock Acquisition Rights	6,077,800	2,361,500

The Amount to be Paid upon Exercising the Stock Acquisition Right	¥1 per share	Same as left

Exercise Period of the Stock Acquisition Right	From April 24, 2010 to April 23, 2015	Same as left

Issue Price of Shares and Capital Inclusion Price if Shares are Issued upon Exercise of the Stock Acquisition Rights	Issue Price of Shares ¥1 Capital Inclusion Price ¥806	Same as left

Conditions to Exercise of Stock Acquisition Right	1. No Stock Acquisition Right may be exercised partially.	Same as left

2.       The Grantee maintains a position as an Executive or Employee of the Company or the Company’s Subsidiary during the period between the granting of the stock acquisition rights and the commencement of the exercise period.

          The Grantee is deemed to maintain such a position as an Executive or Employee of the Company or the Company’s Subsidiary even where the Grantee loses such position as a result of the situations determined in terms of the options.

3. A Grantee does not fall within either of the following cases at the commencement of the exercise period.

a) The Company or a Company’s Subsidiary has determined, in accordance with their Employment Regulations to dismiss the Grantee by warning or disciplinary procedures; or

b) There is any other reason similar to a).

Restriction of Transfer of Stock Acquisition Rights	Any assignment of stock acquisition rights shall be subject to approval by resolution adopted by the Board of Directors of the Company.	Same as left

Substituted Payment	—	—

Issue of the Stock Acquisition Right Attendant on Reorganization	—	—

(Note)

100 shares will be issued per one stock acquisition right.

Stock Acquisition Rights No. 20

	End of Fiscal Year (March 31, 2010)	End of Preceding Month to Filing of this Report (May 31, 2009)

Number of Stock Acquisition Right	1,523(*)	Same as left

Number of Stock Acquisition Right for Treasury (our of above number)	—	—

Type of Share under the Stock Acquisition Right	Common stock 1 unit is 100 shares	Same as left

Number of Shares under the Stock Acquisition Rights	152,300	Same as left

The Amount to be Paid upon Exercising the Stock Acquisition Right	¥1 per share	Same as left

Exercise Period of the Stock Acquisition Right	From June 24, 2010 to June 23, 2015	Same as left

Issue Price of Shares and Capital Inclusion Price if Shares are Issued upon Exercise of the Stock Acquisition Rights	Issue Price of Shares ¥1 Capital Inclusion Price ¥819	Same as left

Conditions to Exercise of Stock Acquisition Right	1. No Stock Acquisition Right may be exercised partially.	Same as left

2.       The Grantee maintains a position as an Executive or Employee of the Company or the Company’s Subsidiary during the period between the granting of the stock acquisition rights and the commencement of the exercise period.

          The Grantee is deemed to maintain such a position as an Executive or Employee of the Company or the Company’s Subsidiary even where the Grantee loses such position as a result of the situations determined in terms of the options.

3. A Grantee does not fall within either of the following cases at the commencement of the exercise period.

a) The Company or a Company’s Subsidiary has determined, in accordance with their Employment Regulations to dismiss the Grantee by warning or disciplinary procedures; or

b) There is any other reason similar to a).

Restriction of Transfer of Stock Acquisition Rights	Any assignment of stock acquisition rights shall be subject to approval by resolution adopted by the Board of Directors of the Company.	Same as left

Substituted Payment	—	—

Issue of the Stock Acquisition Right Attendant on Reorganization	—	—

(Note)

100 shares will be issued per one stock acquisition right.

Resolved by the 103rd General Shareholders’ Meeting on June 27, 2007

Stock Acquisition Rights No. 21

	End of Fiscal Year (March 31, 2010)	End of Preceding Month to Filing of this Report (May 31, 2010)

Number of Stock Acquisition Right	7,682(*)	7,593(*)

Number of Stock Acquisition Right for Treasury (our of above number)	—	—

Type of Share under the Stock Acquisition Right	Common stock 1 unit is 100 shares	Same as left

Number of Shares under the Stock Acquisition Rights	768,200	759,300

The Amount to be Paid upon Exercising the Stock Acquisition Right	¥1 per share	Same as left

Exercise Period of the Stock Acquisition Right	From June 24, 2010 to June 23, 2015	Same as left

Issue Price of Shares and Capital Inclusion Price if Shares are Issued upon Exercise of the Stock Acquisition Rights	Issue Price of Shares ¥1 Capital Inclusion Price ¥819	Same as left

Conditions to Exercise of Stock Acquisition Right	1. No Stock Acquisition Right may be exercised partially.	Same as left

2.       The Grantee maintains a position as an Executive or Employee of the Company or the Company’s Subsidiary during the period between the granting of the stock acquisition rights and the commencement of the exercise period.

          The Grantee is deemed to maintain such a position as an Executive or Employee of the Company or the Company’s Subsidiary even where the Grantee loses such position as a result of the situations determined in terms of the options.

3. A Grantee does not fall within either of the following cases at the commencement of the exercise period.

a) The Company or a Company’s Subsidiary has determined, in accordance with their Employment Regulations to dismiss the Grantee by warning or disciplinary procedures; or

b) There is any other reason similar to a).

Restriction of Transfer of Stock Acquisition Rights	Any assignment of stock acquisition rights shall be subject to approval by resolution adopted by the Board of Directors of the Company.	Same as left

Substituted Payment	—	—

Issue of the Stock Acquisition Right Attendant on Reorganization	—	—

(Note)

100 shares will be issued per one stock acquisition right.

Stock Acquisition Rights No. 22

	End of Fiscal Year (March 31, 2010)	End of Preceding Month to Filing of this Report (May 31, 2010)

Number of Stock Acquisition Right	1,100(*1)	Same as left

Number of Stock Acquisition Right for Treasury (our of above number)	—	—

Type of Share under the Stock Acquisition Right	Common stock 1 unit is 100 shares	Same as left

Number of Shares under the Stock Acquisition Rights	110,000	Same as left

The Amount to be Paid upon Exercising the Stock Acquisition Right(*2)	¥1,353 per share	¥1,349 per share

Exercise Period of the Stock Acquisition Right	From August 6, 2010 to August 5, 2015	Same as left

Issue Price of Shares and Capital Inclusion Price if Shares are Issued upon Exercise of the Stock Acquisition Rights	Issue Price of Shares ¥1,353 Capital Inclusion Price ¥818	Issue Price of Shares ¥1,349 Capital Inclusion Price ¥816

Conditions to Exercise of Stock Acquisition Right	1. No Stock Acquisition Right may be exercised partially.	Same as left

2.       The Grantee maintains a position as an Executive or Employee of the Company or the Company’s Subsidiary during the period between the granting of the stock acquisition rights and the exercise.

          The Grantee is deemed to maintain such a position as an Executive or Employee of the Company or the Company’s Subsidiary even where the Grantee loses such position as a result of the situations determined in terms of the options.

3. A Grantee does not fall within either of the following cases at the time of exercising the stock acquisition right.

a) The Company or a Company’s Subsidiary has determined, in accordance with their Employment Regulations to dismiss the Grantee by warning or disciplinary procedures; or

b) There is any other reason similar to a).

Restriction of Transfer of Stock Acquisition Rights	Any assignment of stock acquisition rights shall be subject to approval by resolution adopted by the Board of Directors of the Company.	Same as left

Substituted Payment	—	—

Issue of the Stock Acquisition Right Attendant on Reorganization	—	—

(Notes)

1.	100 shares will be issued per one stock acquisition right.
2.	In the event that the shares are split or consolidated, the Exercise Price shall be adjusted in accordance with the following formula, and any fractions less than one (1) yen shall be rounded up to the nearest yen.

Adjusted Exercise Price = Exercise Price before Adjustment x	1
Ratio of Split or Consolidation

In the event that the Company offers for subscription of the issuance of the new shares of common stock or the disposal of treasury shares of common stock of the Company at a paid-in amount below the market price of the common stock of the Company which is used in the adjustment formula for the Exercise Price (excluding Stock Acquisition Rights (including those attached to bonds with stock subscription rights) which is able to request for the delivery of the common shares of the Company and any other securities or the conversion, replacement or the exercise of the Stock Acquisition Rights and any request for purchase of additional less-than-a-full-unit shares) or in the event of the shares with acquisition request right that the Company issues the common stock of the Company in exchange of its acquisition as prescribed at a compensation below the market price of the common stock of the Company which is used in the adjustment formula for the Exercise Price (including the grant without any consideration), or in the event that the Company issues the stock acquisition right which is able to request for the delivery of the common stock of the Company (including those attached to bonds with stock subscription rights) and any other securities or rights (including the grant without any consideration) at a compensation below the market price of the common stock of the Company which is used in the adjustment formula for the Exercise Price, the Exercise Price shall be adjusted in accordance with the following formula, and any fraction of less than one (1) yen resulting from the adjustment shall be rounded up to the nearest yen.

Adjusted Exercise Price	=	Exercise Price before Adjustment	x	Number of Outstanding Shares	+	Number of Newly Issued Shares and/or Treasury Shares Sold x Paid-in Amount Per Share

Market Price per Share
Number of (Outstanding + Newly Issued Shares and/or Treasury Shares Sold)

Resolved by the 104th General Shareholders’ Meeting on June 26, 2008

Stock Acquisition Rights No. 23

	End of Fiscal Year (March 31, 2010)	End of Preceding Month to Filing of this Report (May 31, 2010)

Number of Stock Acquisition Right	19,630(*1)	19,550(*1)

Number of Stock Acquisition Right for Treasury (our of above number)	—	—

Type of Share under the Stock Acquisition Right	Common stock 1 unit is 100 shares	Same as left

Number of Shares under the Stock Acquisition Rights	1,963,000	1,955,000

The Amount to be Paid upon Exercising the Stock Acquisition Right(*2)	¥1,353 per share	¥1,349 per share

Exercise Period of the Stock Acquisition Right	From August 6, 2010 to August 5, 2015	Same as left

Issue Price of Shares and Capital Inclusion Price if Shares are Issued upon Exercise of the Stock Acquisition Rights	Issue Price of Shares ¥1,353 Capital Inclusion Price ¥818	Issue Price of Shares ¥1,349 Capital Inclusion Price ¥816

Conditions to Exercise of Stock Acquisition Right	1. No Stock Acquisition Right may be exercised partially.	Same as left

2.       The Grantee maintains a position as an Executive or Employee of the Company or the Company’s Subsidiary during the period between the granting of the stock acquisition rights and the exercise.

         The Grantee is deemed to maintain such a position as an Executive or Employee of the Company or the Company’s Subsidiary even where the Grantee loses such position as a result of the situations determined in terms of the options.

3. A Grantee does not fall within either of the following cases at the time of exercising the stock acquisition right.

a) The Company or a Company’s Subsidiary has determined, in accordance with their Employment Regulations to dismiss the Grantee by warning or disciplinary procedures; or

b) There is any other reason similar to a).

Restriction of Transfer of Stock Acquisition Rights	Any assignment of stock acquisition rights shall be subject to approval by resolution adopted by the Board of Directors of the Company.	Same as left

Substituted Payment	—	—

Issue of the Stock Acquisition Right Attendant on Reorganization	—	—

(Notes)

1.	100 shares will be issued per one stock acquisition right.
2.	In the event that the shares are split or consolidated, the Exercise Price shall be adjusted in accordance with the following formula, and any fractions less than one (1) yen shall be rounded up to the nearest yen.

Adjusted Exercise Price = Exercise Price before Adjustment x	1
Ratio of Split or Consolidation

In the event that the Company offers for subscription of the issuance of the new shares of common stock or the disposal of treasury shares of common stock of the Company at a paid-in amount below the market price of the common stock of the Company which is used in the adjustment formula for the Exercise Price (excluding Stock Acquisition Rights (including those attached to bonds with stock subscription rights) which is able to request for the delivery of the common shares of the Company and any other securities or the conversion, replacement or the exercise of the Stock Acquisition Rights and any request for purchase of additional less-than-a-full-unit shares) or in the event of the shares with acquisition request right that the Company issues the common stock of the Company in exchange of its acquisition as prescribed at a compensation below the market price of the common stock of the Company which is used in the adjustment formula for the Exercise Price (including the grant without any consideration), or in the event that the Company issues the stock acquisition right which is able to request for the delivery of the common stock of the Company (including those attached to bonds with stock subscription rights) and any other securities or rights (including the grant without any consideration) at a compensation below the market price of the common stock of the Company which is used in the adjustment formula for the Exercise Price, the Exercise Price shall be adjusted in accordance with the following formula, and any fraction of less than one (1) yen resulting from the adjustment shall be rounded up to the nearest yen.

Adjusted Exercise Price	=	Exercise Price before Adjustment	x	Number of Outstanding Shares	+	Number of Newly Issued Shares and/or Treasury Shares Sold x Paid-in Amount Per Share

Market Price per Share
Number of (Outstanding + Newly Issued Shares and/or Treasury Shares Sold)

Stock Acquisition Rights No. 24

	End of Fiscal Year (March 31, 2010)	End of Preceding Month to Filing of this Report (May 31, 2010)

Number of Stock Acquisition Right	60(*)	Same as left

Number of Stock Acquisition Right for Treasury (our of above number)	—	—

Type of Share under the Stock Acquisition Right	Common stock 1 unit is 100 shares	Same as left

Number of Shares under the Stock Acquisition Rights	6,000	Same as left

The Amount to be Paid upon Exercising the Stock Acquisition Right	¥1 per share	Same as left

Exercise Period of the Stock Acquisition Right	From August 6, 2010 to August 5, 2015	Same as left

Issue Price of Shares and Capital Inclusion Price if Shares are Issued upon Exercise	Issue Price of Shares ¥1 Capital Inclusion Price ¥747	Same as left

Conditions to Exercise of Stock Acquisition Right	1. No Stock Acquisition Right may be exercised partially.	Same as left

2.       The Grantee maintains an Executive or Employee of the Company or the Company’s Subsidiary during the period between the granting of the stock acquisition rights and the commencement of the exercise period.

          The Grantee is deemed to maintain such a position as an Executive or Employee of the Company or the Company’s Subsidiary even where the Grantee loses such position as a result of the situations determined in terms of the options.

3. A Grantee does not fall within either of the following cases at the commencement of the exercise period.

a) The Company or a Company’s Subsidiary has determined, in accordance with their Employment Regulations to dismiss the Grantee by warning or disciplinary procedures; or

b) There is any other reason similar to a).

Restriction of Transfer of Stock Acquisition Rights	Any assignment of stock acquisition rights shall be subject to approval by resolution adopted by the Board of Directors of the Company.	Same as left

Substituted Payment	—	—

Issue of the Stock Acquisition Right Attendant on Reorganization	—	—

(Note)

100 shares will be issued per one stock acquisition right.

Resolved by the 104th General Shareholders’ Meeting on June 26, 2008

Stock Acquisition Rights No. 25

	End of Fiscal Year (March 31, 2010)	End of Preceding Month to Filing of this Report (May 31, 2010)

Number of Stock Acquisition Right	30(*)	Same as left

Number of Stock Acquisition Right for Treasury (our of above number)	—	—

Type of Share under the Stock Acquisition Right	Common stock 1 unit is 100 shares	Same as left

Number of Shares under the Stock Acquisition Rights	3,000	Same as left

The Amount to be Paid upon Exercising the Stock Acquisition Right	¥1 per share	Same as left

Exercise Period of the Stock Acquisition Right	From August 6, 2010 to August 5, 2015	Same as left

Issue Price of Shares and Capital Inclusion Price if Shares are Issued upon Exercise	Issue Price of Shares ¥1 Capital Inclusion Price ¥747	Same as left

Conditions to Exercise of Stock Acquisition Right	1. No Stock Acquisition Right may be exercised partially.	Same as left

2.       The Grantee maintains a position as an Executive or Employee of the Company or the Company’s Subsidiary during the period between the granting of the stock acquisition rights and the commencement of the exercise period.

         The Grantee is deemed to maintain such a position as an Executive or Employee of the Company or the Company’s Subsidiary even where the Grantee loses such position as a result of the situations determined in terms of the options.

3. A Grantee does not fall within either of the following cases at the commencement of the exercise period.

a) The Company or a Company’s Subsidiary has determined, in accordance with their Employment Regulations to dismiss the Grantee by warning or disciplinary procedures; or

b) There is any other reason similar to a).

Restriction of Transfer of Stock Acquisition Rights	Any assignment of stock acquisition rights shall be subject to approval by resolution adopted by the Board of Directors of the Company.	Same as left

Substituted Payment	—	—

Issue of the Stock Acquisition Right Attendant on Reorganization	—	—

(Note)

100 shares will be issued per one stock acquisition right.

Stock Acquisition Rights No. 26

	End of Fiscal Year (March 31, 2010)	End of Preceding Month to Filing of this Report (May 31, 2010)

Number of Stock Acquisition Right	156(*)	Same as left

Number of Stock Acquisition Right for Treasury (our of above number)	—	—

Type of Share under the Stock Acquisition Right	Common stock 1 unit is 100 shares	Same as left

Number of Shares under the Stock Acquisition Rights	15,600	Same as left

The Amount to be Paid upon Exercising the Stock Acquisition Right	¥1 per share	Same as left

Exercise Period of the Stock Acquisition Right	From November 11, 2010 to November 10, 2015	Same as left

Issue Price of Shares and Capital Inclusion Price if Shares are Issued upon Exercise	Issue Price of Shares ¥1 Capital Inclusion Price ¥488	Same as left

Conditions to Exercise of Stock Acquisition Right	1. No Stock Acquisition Right may be exercised partially.	Same as left

2.       The Grantee maintains a position as an Executive or Employee of the Company or the Company’s Subsidiary during the period between the granting of the stock acquisition rights and the commencement of the exercise period.

          The Grantee is deemed to maintain such a position as an Executive or Employee of the Company or the Company’s Subsidiary even where the Grantee loses such position as a result of the situations determined in terms of the options.

3. A Grantee does not fall within either of the following cases at the commencement of the exercise period.

a)       The Company or a Company’s Subsidiary has determined, in accordance with their Employment Regulations to dismiss the Grantee by warning or disciplinary procedures; or

b)      There is any other reason similar to a).

Restriction of Transfer of Stock Acquisition Rights	Any assignment of stock acquisition rights shall be subject to approval by resolution adopted by the Board of Directors of the Company.	Same as left

Substituted Payment	—	—

Issue of the Stock Acquisition Right Attendant on Reorganization	—	—

(Note)

100 shares will be issued per one stock acquisition right.

Resolved by the 104th General Shareholders’ Meeting on June 26, 2008

Stock Acquisition Rights No. 27

	End of Fiscal Year (March 31, 2010)	End of Preceding Month to Filing of this Report (May 31, 2010)

Number of Stock Acquisition Right	6,759(*)	Same as left

Number of Stock Acquisition Right for Treasury (our of above number)	—	—

Type of Share under the Stock Acquisition Right	Common stock 1 unit is 100 shares	Same as left

Number of Shares under the Stock Acquisition Rights	675,900	Same as left

The Amount to be Paid upon Exercising the Stock Acquisition Right	¥1 per share	Same as left

Exercise Period of the Stock Acquisition Right	From November 11, 2010 to November 10, 2015	Same as left

Issue Price of Shares and Capital Inclusion Price if Shares are Issued upon Exercise	Issue Price of Shares ¥1 Capital Inclusion Price ¥488	Same as left

Conditions to Exercise of Stock Acquisition Right	1. No Stock Acquisition Right may be exercised partially.	Same as left

2.       The Grantee maintains a position as an Executive or Employee of the Company or the Company’s Subsidiary during the period between the granting of the stock acquisition rights and the commencement of the exercise period.

          The Grantee is deemed to maintain such a position as an Executive or Employee of the Company or the Company’s Subsidiary even where the Grantee loses such position as a result of the situations determined in terms of the options.

3. A Grantee does not fall within either of the following cases at the commencement of the exercise period.

a) The Company or a Company’s Subsidiary has determined, in accordance with their Employment Regulations to dismiss the Grantee by warning or disciplinary procedures; or

b) There is any other reason similar to a).

Restriction of Transfer of Stock Acquisition Rights	Any assignment of stock acquisition rights shall be subject to approval by resolution adopted by the Board of Directors of the Company.	Same as left

Substituted Payment	—	—

Issue of the Stock Acquisition Right Attendant on Reorganization	—	—

(Note)

100 shares will be issued per one stock acquisition right.

Resolved by the 104th General Shareholders’ Meeting on June 26, 2008

Stock Acquisition Rights No. 28

	End of Fiscal Year (March 31, 2010)	End of Preceding Month to Filing of this Report (May 31, 2010)

Number of Stock Acquisition Right	82,707(*)	80,465(*)

Number of Stock Acquisition Right for Treasury (our of above number)	—	—

Type of Share under the Stock Acquisition Right	Common stock 1 unit is 100 shares	Same as left

Number of Shares under the Stock Acquisition Rights	8,270,700	8,046,500

The Amount to be Paid upon Exercising the Stock Acquisition Right	¥1 per share	Same as left

Exercise Period of the Stock Acquisition Right	From May 1, 2011 to April 30, 2016	Same as left

Issue Price of Shares and Capital Inclusion Price if Shares are Issued upon Exercise	Issue Price of Shares ¥1 Capital Inclusion Price ¥295	Same as left

Conditions to Exercise of Stock Acquisition Right	1. No Stock Acquisition Right may be exercised partially.	Same as left

2.       The Grantee maintains a position as an Executive or Employee of the Company or the Company’s Subsidiary during the period between the granting of the stock acquisition rights and the commencement of the exercise period.

          The Grantee is deemed to maintain such a position as an Executive or Employee of the Company or the Company’s Subsidiary even where the Grantee loses such position as a result of the situations determined in terms of the options.

3. A Grantee does not fall within either of the following cases at the commencement of the exercise period.

a) The Company or a Company’s Subsidiary has determined, in accordance with their Employment Regulations to dismiss the Grantee by warning or disciplinary procedures; or

b) There is any other reason similar to a).

Restriction of Transfer of Stock Acquisition Rights	Any assignment of stock acquisition rights shall be subject to approval by resolution adopted by the Board of Directors of the Company.	Same as left

Substituted Payment	—	—

Issue of Stock Acquisition Right Attendant on Reorganization	—	—

(Note)

100 shares will be issued per one stock acquisition right.

Stock Acquisition Rights No. 29

	End of Fiscal Year (March 31, 2010)	End of Preceding Month to Filing of this Report (May 31, 2010)

Number of Stock Acquisition Right	4,811(*)	Same as left

Number of Stock Acquisition Right for Treasury (our of above number)	—	—

Type of Share under the Stock Acquisition Right	Common stock 1 unit is 100 shares	Same as left

Number of Shares under the Stock Acquisition Rights	481,100	Same as left

The Amount to be Paid upon Exercising the Stock Acquisition Right	¥1 per share	Same as left

Exercise Period of the Stock Acquisition Right	From June 17, 2011 to June 16, 2016	Same as left

Issue Price of Shares and Capital Inclusion Price if Shares are Issued upon Exercise	Issue Price of Shares ¥1 Capital Inclusion Price ¥409	Same as left

Conditions to Exercise of Stock Acquisition Right	1. No Stock Acquisition Right may be exercised partially.	Same as left

2.       The Grantee maintains a position as an Executive or Employee of the Company or the Company’s Subsidiary during the period between the granting of the stock acquisition rights and the commencement of the exercise period.

         The Grantee is deemed to maintain such a position as an Executive or Employee of the Company or the Company’s Subsidiary even where the Grantee loses such position as a result of the situations determined in terms of the options.

3. A Grantee does not fall within either of the following cases at the commencement of the exercise period.
a) The Company or a Company’s Subsidiary has determined, in accordance with their Employment Regulations to dismiss the Grantee by warning or disciplinary procedures; or

b) There is any other reason similar to a).

Restriction of Transfer of Stock Acquisition Rights	Any assignment of stock acquisition rights shall be subject to approval by resolution adopted by the Board of Directors of the Company.	Same as left

Substituted Payment	—	—

Issue of the Stock Acquisition Right Attendant on Reorganization	—	—

(Note)

100 shares will be issued per one stock acquisition right.

Resolved by the 104th General Shareholders’ Meeting on June 26, 2008

Stock Acquisition Rights No. 30

	End of Fiscal Year (March 31, 2010)	End of Preceding Month to Filing of this Report (May 31, 2010)

Number of Stock Acquisition Right	11,489(*)	11,354(*)

Number of Stock Acquisition Right for Treasury (our of above number)	—	—

Type of Share under the Stock Acquisition Right	Common stock 1 unit is 100 shares	Same as left

Number of Shares under the Stock Acquisition Rights	1,148,900	1,135,400

The Amount to be Paid upon Exercising the Stock Acquisition Right	¥1 per share	Same as left

Exercise Period of the Stock Acquisition Right	From June 17, 2011 to June 16, 2016	Same as left

Issue Price of Shares and Capital Inclusion Price if Shares are Issued upon Exercise	Issue Price of Shares ¥1 Capital Inclusion Price ¥409	Same as left

Conditions to Exercise of Stock Acquisition Right	1. No Stock Acquisition Right may be exercised partially.	Same as left

2.       The Grantee maintains a position as an Executive or Employee of the Company or the Company’s Subsidiary during the period between the granting of the stock acquisition rights and the commencement of the exercise period.

         The Grantee is deemed to maintain such a position as an Executive or Employee of the Company or the Company’s Subsidiary even where the Grantee loses such position as a result of the situations determined in terms of the options.

3. A Grantee does not fall within either of the following cases at the commencement of the exercise period.
a) The Company or a Company’s Subsidiary has determined, in accordance with their Employment Regulations to dismiss the Grantee by warning or disciplinary procedures; or
b) There is any other reason similar to a).

Restriction of Transfer of Stock Acquisition Rights	Any assignment of stock acquisition rights shall be subject to approval by resolution adopted by the Board of Directors of the Company.	Same as left

Substituted Payment	—	—

Issue of the Stock Acquisition Right Attendant on Reorganization	—	—

(Note)

100 shares will be issued per one stock acquisition right.

Stock Acquisition Rights No. 31

	End of Fiscal Year (March 31, 2010)	End of Preceding Month to Filing of this Report (May 31, 2010)

Number of Stock Acquisition Right	1,760(*1)	Same as left

Number of Stock Acquisition Right for Treasury (our of above number)	—	—

Type of Share under the Stock Acquisition Right	Common stock 1 unit is 100 shares	Same as left

Number of Shares under the Stock Acquisition Rights	176,000	Same as left

The Amount to be Paid upon Exercising the Stock Acquisition Right(*2)	¥767 per share	¥766 per share

Exercise Period of the Stock Acquisition Right	From August 6, 2011 to August 5, 2016	Same as left

Issue Price of Shares and Capital Inclusion Price if Shares are Issued upon Exercise of the Stock Acquisition Rights	Issue Price of Shares ¥767 Capital Inclusion Price ¥470	Issue Price of Shares ¥766 Same as left

Conditions to Exercise of Stock Acquisition Right	1. No Stock Acquisition Right may be exercised partially.	Same as left

2.       The Grantee maintains a position as an Executive or Employee of the Company or the Company’s Subsidiary during the period between the granting of the stock acquisition rights and the exercise.

          The Grantee is deemed to maintain such a position as an Executive or Employee of the Company or the Company’s Subsidiary even where the Grantee loses such position as a result of the situations determined in terms of the options.

3. A Grantee does not fall within either of the following cases at the time of the exercising the stock acquisition right.

a) The Company or a Company’s Subsidiary has determined, in accordance with their Employment Regulations to dismiss the Grantee by warning or disciplinary procedures; or

b) There is any other reason similar to a).

Restriction of Transfer of Stock Acquisition Rights	Any assignment of stock acquisition rights shall be subject to approval by resolution adopted by the Board of Directors of the Company.	Same as left

Substituted Payment	—	—

Issue of the Stock Acquisition Right Attendant on Reorganization	—	—

(Notes)

1.	100 shares will be issued per one stock acquisition right.
2.	In the event that the shares are split or consolidated, the Exercise Price shall be adjusted in accordance with the following formula, and any fractions less than one (1) yen shall be rounded up to the nearest yen.

Adjusted Exercise Price = Exercise Price before Adjustment x	1
Ratio of Split or Consolidation

In the event that the Company offers for subscription of the issuance of the new shares of common stock or the disposal of treasury shares of common stock of the Company at a paid-in amount below the market price of the common stock of the Company which is used in the adjustment formula for the Exercise Price (excluding Stock Acquisition Rights (including those attached to bonds with stock subscription rights) which is able to request for the delivery of the common shares of the Company and any other securities or the conversion, replacement or the exercise of the Stock Acquisition Rights and any request for purchase of additional less-than-a-full-unit shares) or in the event of the shares with acquisition request right that the Company issues the common stock of the Company in exchange of its acquisition as prescribed at a compensation below the market price of the common stock of the Company which is used in the adjustment formula for the Exercise Price (including the grant without any consideration), or in the event that the Company issues the stock acquisition right which is able to request for the delivery of the common stock of the Company (including those attached to bonds with stock subscription rights) and any other securities or rights (including the grant without any consideration) at a compensation below the market price of the common stock of the Company which is used in the adjustment formula for the Exercise Price, the Exercise Price shall be adjusted in accordance with the following formula, and any fraction of less than one (1) yen resulting from the adjustment shall be rounded up to the nearest yen.

Adjusted Exercise Price	=	Exercise Price before Adjustment	x	Number of Outstanding Shares	+	Number of Newly Issued Shares and/or Treasury Shares Sold x Paid-in Amount Per Share

Market Price per Share
Number of (Outstanding + Newly Issued Shares and/or Treasury Shares Sold)

Resolved by the 105th General Shareholders’ Meeting on June 25, 2009

Stock Acquisition Rights No. 32

	End of Fiscal Year (March 31, 2010)	End of Preceding Month to Filing of this Report (May 31, 2010)

Number of Stock Acquisition Right	24,045(*1)	23,960(*1)

Number of Stock Acquisition Right for Treasury (our of above number)	—	—

Type of Share under the Stock Acquisition Right	Common stock 1 unit is 100 shares	Same as left

Number of Shares under the Stock Acquisition Rights	2,404,500	2,396,000

The Amount to be Paid upon Exercising the Stock Acquisition Right(*2)	¥767 per share	¥766 per share

Exercise Period of the Stock Acquisition Right	From August 6, 2011 to August 5, 2016	Same as left

Issue Price of Shares and Capital Inclusion Price if Shares are Issued upon Exercise of the Stock Acquisition Rights	Issue Price of Shares ¥767 Capital Inclusion Price ¥470	Issue Price of Shares ¥766 Same as left

Conditions to Exercise of Stock Acquisition Right	1. No Stock Acquisition Right may be exercised partially.	Same as left

2.       The Grantee maintains a position as an Executive or Employee of the Company or the Company’s Subsidiary during the period between the granting of the stock acquisition rights and the exercise.

          The Grantee is deemed to maintain such a position as an Executive or Employee of the Company or the Company’s Subsidiary even where the Grantee loses such position as a result of the situations determined in terms of the options.

3. A Grantee does not fall within either of the following cases at the time of the exercising the stock acquisition right.

a) The Company or a Company’s Subsidiary has determined, in accordance with their Employment Regulations to dismiss the Grantee by warning or disciplinary procedures; or

b) There is any other reason similar to a).

Restriction of Transfer of Stock Acquisition Rights	Any assignment of stock acquisition rights shall be subject to approval by resolution adopted by the Board of Directors of the Company.	Same as left

Substituted Payment	—	—

Issue of the Stock Acquisition Right Attendant on Reorganization	—	—

(Notes)

1.	100 shares will be issued per one stock acquisition right.
2.	In the event that the shares are split or consolidated, the Exercise Price shall be adjusted in accordance with the following formula, and any fractions less than one (1) yen shall be rounded up to the nearest yen.

Adjusted Exercise Price = Exercise Price before Adjustment x	1
Ratio of Split or Consolidation

In the event that the Company offers for subscription of the issuance of the new shares of common stock or the disposal of treasury shares of common stock of the Company at a paid-in amount below the market price of the common stock of the Company which is used in the adjustment formula for the Exercise Price (excluding Stock Acquisition Rights (including those attached to bonds with stock subscription rights) which is able to request for the delivery of the common shares of the Company and any other securities or the conversion, replacement or the exercise of the Stock Acquisition Rights and any request for purchase of additional less-than-a-full-unit shares) or in the event of the shares with acquisition request right that the Company issues the common stock of the Company in exchange of its acquisition as prescribed at a compensation below the market price of the common stock of the Company which is used in the adjustment formula for the Exercise Price (including the grant without any consideration), or in the event that the Company issues the stock acquisition right which is able to request for the delivery of the common stock of the Company (including those attached to bonds with stock subscription rights) and any other securities or rights (including the grant without any consideration) at a compensation below the market price of the common stock of the Company which is used in the adjustment formula for the Exercise Price, the Exercise Price shall be adjusted in accordance with the following formula, and any fraction of less than one (1) yen resulting from the adjustment shall be rounded up to the nearest yen.

Adjusted Exercise Price	=	Exercise Price before Adjustment	x	Number of Outstanding Shares	+	Number of Newly Issued Shares and/or Treasury Shares Sold x Paid-in Amount Per Share

Market Price per Share
Number of (Outstanding + Newly Issued Shares and/or Treasury Shares Sold)

Resolved by the 105th General Shareholders’ Meeting on June 25, 2009

Stock Acquisition Rights No. 33

	End of Fiscal Year (March 31, 2010)	End of Preceding Month to Filing of this Report (May 31, 2010)

Number of Stock Acquisition Right	5,884(* )	Same as left

Number of Stock Acquisition Right for Treasury (our of above number)	—	—

Type of Share under the Stock Acquisition Right	Common stock 1 unit is 100 shares	Same as left

Number of Shares under the Stock Acquisition Rights	588,400	Same as left

The Amount to be Paid upon Exercising the Stock Acquisition Right	¥1 per share	Same as left

Exercise Period of the Stock Acquisition Right	From November 26, 2011 to November 25, 2016	Same as left

Issue Price of Shares and Capital Inclusion Price if Shares are Issued upon Exercise of the Stock Acquisition Rights	Issue Price of Shares ¥1 Capital Inclusion Price ¥297	Same as left

Conditions to Exercise of Stock Acquisition Right	1. No Stock Acquisition Right may be exercised partially.	Same as left

2.      The Grantee maintains a position as an Executive or Employee of the Company or the Company’s Subsidiary during the period between the granting of the stock acquisition rights and the commencement of the exercise period.

The Grantee is deemed to maintain such a position as an Executive or Employee of the Company or the Company’s Subsidiary even where the Grantee loses such position as a result of the situations determined in terms of the options.

3. A Grantee does not fall within either of the following cases at the commencement of the exercise period.

a) The Company or a Company’s Subsidiary has determined, in accordance with their Employment Regulations to dismiss the Grantee by warning or disciplinary procedures; or

b) There is any other reason similar to a).

Restriction of Transfer of Stock Acquisition Rights	Any assignment of stock acquisition rights shall be subject to approval by resolution adopted by the Board of Directors of the Company.	Same as left

Substituted Payment	—	—

Issue of the Stock Acquisition Right Attendant on Reorganization	—	—

(Note)

100 shares will be issued per one stock acquisition right.

Stock Acquisition Rights No. 34

	End of Fiscal Year (March 31, 2010)	End of Preceding Month to Filing of this Report (May 31, 2010)

Number of Stock Acquisition Right	—	22,086(*)

Number of Stock Acquisition Right for Treasury (our of above number)	—	—

Type of Share under the Stock Acquisition Right	—	Common stock 1 unit is 100 shares

Number of Shares under the Stock Acquisition Rights	—	2,208,600

The Amount to be Paid upon Exercising the Stock Acquisition Right	—	¥1 per share

Exercise Period of the Stock Acquisition Right	—	From May 19, 2012 to May 18, 2017

Issue Price of Shares and Capital Inclusion Price if Shares are Issued upon Exercise	—	Issue Price of Shares ¥1 Capital Inclusion Price ¥293

Conditions to Exercise of Stock Acquisition Right	—	1. No Stock Acquisition Right may be exercised partially.

2.      The Grantee maintains a position as an Executive or Employee of the Company or the Company’s Subsidiary during the period between the granting of the stock acquisition rights and the commencement of the exercise period.

The Grantee is deemed to maintain such a position as an Executive or Employee of the Company or the Company’s Subsidiary even where the Grantee loses such position as a result of the situations determined in terms of the options.

3. A Grantee does not fall within either of the following cases at the time of the exercising the stock acquisition right.

a) The Company or a Company’s Subsidiary has determined, in accordance with their Employment Regulations to dismiss the Grantee by warning or disciplinary procedures; or

b) There is any other reason similar to a).

Restriction of Transfer of Stock Acquisition Rights	—	Any assignment of stock acquisition rights shall be subject to approval by resolution adopted by the Board of Directors of the Company.

Substituted Payment	—	—

Issue of Stock Acquisition Right Attendant on Reorganization	—	—

(Note)

100 shares will be issued per one stock acquisition right.

Resolved by the 105th General Shareholders’ Meeting on June 25, 2009

Stock Acquisition Rights No. 35

	End of Fiscal Year (March 31, 2010)	End of Preceding Month to Filing of this Report (May 31, 2010)

Number of Stock Acquisition Right	—	85,056(*)

Number of Stock Acquisition Right for Treasury (our of above number)	—	—

Type of Share under the Stock Acquisition Right	—	Common stock 1 unit is 100 shares

Number of Shares under the Stock Acquisition Rights	—	8,505,600

The Amount to be Paid upon Exercising the Stock Acquisition Right	—	¥1 per share

Exercise Period of the Stock Acquisition Right	—	From May 19, 2012 to May 18, 2017

Issue Price of Shares and Capital Inclusion Price if Shares are Issued upon Exercise	—	Issue Price of Shares ¥1 Capital Inclusion Price ¥293

Conditions to Exercise of Stock Acquisition Right	—

1.       No Stock Acquisition Right may be exercised partially.

2.       The Grantee maintains a position as an Executive or Employee of the Company or the Company’s Subsidiary during the period between the granting of the stock acquisition rights and the commencement of the exercise period.

The Grantee is deemed to maintain such a position as an Executive or Employee of the Company or the Company’s Subsidiary even where the Grantee loses such position as a result of the situations determined in terms of the options.

3.       A Grantee does not fall within either of the following cases at the time of the exercising the stock acquisition right.

a)      The Company or a Company’s Subsidiary has determined, in accordance with their Employment Regulations to dismiss the Grantee by warning or disciplinary procedures; or

b)      There is any other reason similar to a).

Restriction of Transfer of Stock Acquisition Rights	—	Any assignment of stock acquisition rights shall be subject to approval by resolution adopted by the Board of Directors of the Company.

Substituted Payment	—	—

Issue of Stock Acquisition Right Attendant on Reorganization	—	—

(Note)

100 shares will be issued per one stock acquisition right.

Resolved by the 105th General Shareholders’ Meeting on June 25, 2009

Stock Acquisition Rights No. 36

	End of Fiscal Year (March 31, 2010)	End of Preceding Month to Filing of this Report (May 31, 2010)

Number of Stock Acquisition Right	—	28,780(*)

Number of Stock Acquisition Right for Treasury (our of above number)	—	—

Type of Share under the Stock Acquisition Right	—	Common stock 1 unit is 100 shares

Number of Shares under the Stock Acquisition Rights	—	2,878,000

The Amount to be Paid upon Exercising the Stock Acquisition Right	—	¥1 per share

Exercise Period of the Stock Acquisition Right	—	From May 19, 2013 to May 18, 2017

Issue Price of Shares and Capital Inclusion Price if Shares are Issued upon Exercise	—	Issue Price of Shares ¥1 Capital Inclusion Price ¥293

Conditions to Exercise of Stock Acquisition Right	—	1. No Stock Acquisition Right may be exercised partially.

2.       The Grantee maintains a position as an Executive or Employee of the Company or the Company’s Subsidiary during the period between the granting of the stock acquisition rights and the commencement of the exercise period.

         The Grantee is deemed to maintain such a position as an Executive or Employee of the Company or the Company’s Subsidiary even where the Grantee loses such position as a result of the situations determined in terms of the options.

3. A Grantee does not fall within either of the following cases at the time of the exercising the stock acquisition right.

a) The Company or a Company’s Subsidiary has determined, in accordance with their Employment Regulations to dismiss the Grantee by warning or disciplinary procedures; or

b) There is any other reason similar to a).

Restriction of Transfer of Stock Acquisition Rights	—	Any assignment of stock acquisition rights shall be subject to approval by resolution adopted by the Board of Directors of the Company.

Substituted Payment	—	—

Issue of Stock Acquisition Right Attendant on Reorganization	—	—

(Note)
100 shares will be issued per one stock acquisition right.

B. Bond with the stock acquisition right

None

C. Convertible Bonds and Bonds with subscription warrant which are deemed as Bonds with stock acquisition rights according to Article 19, paragraph 2 of Law Amending and Furnishing Commercial Code, etc

None

(3) Conversion of bond with the stock acquisition right with provision of adjustment of conversion price

None (Applicable from the fiscal year beginning on or after February 1, 2010.)

(4) Rights plan

None

(5) Changes in Issued Shares, Shareholders’ Equity, etc.

Date	Increase/(Decrease) of Issued Shares	Total Issued Shares	Increase/(Decrease) of Shareholders’ Equity (thousand Yen)	Shareholders’ Equity (thousand Yen)	Increase/(Decrease) of Additional paid-in capital (thousand Yen)	Additional paid-in capital (thousand Yen)
March 11, 2009(1)	661,572,900	2,627,492,760	132,248,423	315,048,212	132,248,423	244,752,688
March 27, 2009(2)	33,600,000	2,661,092,760	6,716,640	321,764,852	6,716,640	251,469,328
October 13, 2009(3)	766,000,000	3,427,092,760	208,474,560	530,239,412	208,474,560	459,943,888
October 27, 2009(4)	34,000,000	3,461,092,760	9,253,440	539,492,852	9,253,440	469,197,328
From April 1, 2009 To March 31, 2010(5)	258,040,481	3,719,133,241	55,000,000	594,492,852	55,000,000	524,197,328

(Notes)

1.	Public Offering: issued 661,572,900 shares, issue price 417 yen per share, paid in amount 399.80 yen per share, amount applied to stated capital 199.90 yen per share.
2.	Third-Party Allotment (by way of over-allotment): issued 33,600,000 shares, paid in amount 399.80, amount applied to stated capital 199.90 per share, allotted to Mitsubishi UFJ Securities Co., Ltd.
3.	Public Offering: issued 766,000,000 shares, issue price 568 yen per share, paid in amount 544.32 yen per share, amount applied to stated capital 272.16 yen per share.
4.	Third-Party Allotment (by way of over-allotment): issued 34,000,000 shares, paid in amount 544.32, amount applied to stated capital 272.16 per share, allotted to Mitsubishi UFJ Securities Co., Ltd.
5.	Increased because of conversion of convertible bond with stock acquisition rights.

(6) Shareholders

	As of March 31, 2010
	Unit Shareholders (100 shares per 1 unit)
				Foreign Shareholders
	Governments and Municipal Governments	Financial Institutions	Securities Companies	Other Corporations	Other than individuals	Individuals	Individuals and Others	Total	Shares Representing Less than One Unit (Shares)
Number of Shareholders	2	315	114	4,083	834	209	399,765	405,322	—
Number of Units Held	5,309	8,378,996	935,923	2,003,389	16,411,896	3,648	9,432,792	37,171,953	1,937,941
Percentage of Units Held (%)	0.01	22.55	2.52	5.38	44.15	0.01	25.38	100.00	—

(Notes)

1.	Of the 49,025,474 treasury stocks, 490,254 units are included in Individuals and Others, and 74 shares are included in Shares Representing Less than One Unit.
2.	20 units held by Japan Securities Depository Center, Inc. are included in Other Corporations.

(7) Major Shareholders

		As of March 31, 2010
Name	Address	Shares Held (thousand shares)	Percentage of Issued Shares (%)
Japan Trustee Services Bank, Ltd. (Trust Account)	1-8-11, Harumi, Chuo-Ku, Tokyo, Japan	204,709	5.50
The Master Trust Bank of Japan, Ltd. (Trust Account)	2-11-3, Hamamatsu-cho, Minato-Ku, Tokyo, Japan	169,143	4.55
JP Morgan Chase Bank 380055	270 Park Avenue, New York, New York, U.S.A.	84,722	2.28
The Chase Manhattan Bank N.A. London S.L. Omnibus Account	Woolgate House, Coleman Street, London, England	79,900	2.15
State Street Bank and Trust Company	Boston, Massachusetts, U.S.A.	67,218	1.81
The Bank of New York Mellon as Depository Bank for Depository Receipt Holders	101 Barclays Street, New York, New York, U.S.A.	66,856	1.80
OD 05 Omnibus China Treaty 808150	338 Pit Street, Sydney, New South Wealth, Australia	48,051	1.29
Japan Trustee Services Bank, Ltd (Trust Account 9)	1-8-11, Harumi, Chuo-Ku, Tokyo, Japan	39,699	1.07
State Street Bank and Trust Company 505225	Boston, Massachusetts, U.S.A.	39,387	1.06
The Bank of New York Treaty JASDAQ Account	35 Des Arts Avenue, Brussels, Belgium	34,411	0.93

Total		834,096	22.44

(Note)

1.	The Company has 49,025 thousand shares of treasury stock as of March 31, 2010 which is not included in the Major Shareholders list above.

(8) Voting Rights

A. Outstanding Shares

	As of March 31, 2010
	Number of Shares		Number of Votes	Description
Stock without voting right		—	—	—
Stock with limited voting right (Treasury stocks, etc.)		—	—	—
Stock with limited voting right (Others)		—	—	—
Stock with full voting right (Treasury stocks, etc.)	(Treasury Stocks) Common stock	49,025,400	—	—
	(Crossholding Stocks) Common stock	1,000,000	—	—
Stock with full voting right (Others)	Common stock	3,667,169,900	36,671,699	—
Shares less than 1 unit	Common stock	1,937,941	—	Shares less than 1 unit (100 shares)

Total Shares Issued		3,719,133,241	—	—

Voting Rights of Total Shareholders		—	36,671,699	—

(Note)

2,000 shares held by Japan Securities Depository Center, Inc. are included in Stock with full voting right (Others). 74 treasury stocks are included in Shares less than 1 unit.

B. Treasury Stocks

		As of March 31, 2010
Name	Address	Directly held shares	Indirectly held shares	Total	Percentage of Issued Shares (%)
(Treasury Stocks)
Nomura Holdings, Inc.	1-9-1, Nihonbashi, Chuo-Ku, Tokyo, Japan	49,025,400	—	49,025,400	1.32
Nomura Research Institute, Ltd.	1-6-5, Marunouchi, Chiyoda-Ku, Tokyo, Japan	1,000,000	—	1,000,000	0.03

Total	—	50,025,400	—	50,025,400	1.35

(9) Stock Option System

The Company adopts stock option system utilizing stock acquisition rights.

A. Resolved by the General Shareholders’ Meeting in 2003

The General Shareholders’ Meeting held on June 26, 2003 resolved the Company to issue the following two types of stock acquisition rights to directors, executive officers, and employees of the Company and its subsidiaries pursuant to the provisions of Article 280-20 and 280-21 of the Commercial Code of Japan.

Stock Acquisition Rights No. 2

Resolution Date	June 26, 2003

Offeree	Directors, executive officers and employees of the Company and its subsidiaries (252 in total)

Type of Share under the Stock Acquisition Right	Please see “(2) Stock Options”.

Number of Shares under the Stock Acquisition Rights	Same as above

The Amount to be Paid upon Exercising the Stock Acquisition Right	Same as above

Exercise Period of the Stock Acquisition Right	Same as above

Conditions to Exercise of Stock Acquisition Right	Same as above

Restriction of Transfer of Stock Acquisition Rights	Same as above

Substituted Payments	Same as above

Issue of Stock Acquisition Right Attendant on Reorganization	Same as above

Stock Acquisition Rights No. 3

Resolution Date	June 26, 2003

Offeree	Directors, executive officers and employees of the Company and its subsidiaries (25 in total)

Type of Share under the Stock Acquisition Right	Please see “(2) Stock Options”.

Number of Shares under the Stock Acquisition Rights	Same as above

The Amount to be Paid upon Exercising the Stock Acquisition Right	Same as above

Exercise Period of the Stock Acquisition Right	Same as above

Conditions to Exercise of Stock Acquisition Right	Same as above

Restriction of Transfer of Stock Acquisition Rights	Same as above

Substituted Payments	Same as above

Issue of Stock Acquisition Right Attendant on Reorganization	Same as above

B. Resolved by the General Shareholders’ Meeting in 2004

The General Shareholders’ Meeting held on June 25, 2004 resolved the Company to issue the following three types of stock acquisition rights to directors, executive officers, and employees of the Company and its subsidiaries pursuant to the provisions of Article 280-20 and 280-21 of the Commercial Code of Japan.

Stock Acquisition Rights No. 4

Resolution Date	June 25, 2004

Offeree	Directors, executive officers and employees of the Company and its subsidiaries (343 in total)

Type of Share under the Stock Acquisition Right	Please see “(2) Stock Options”.

Number of Shares under the Stock Acquisition Rights	Same as above

The Amount to be Paid upon Exercising the Stock Acquisition Right	Same as above

Exercise Period of the Stock Acquisition Right	Same as above

Conditions to Exercise of Stock Acquisition Right	Same as above

Restriction of Transfer of Stock Acquisition Rights	Same as above

Substituted Payments	Same as above

Issue of Stock Acquisition Right Attendant on Reorganization	Same as above

Stock Acquisition Rights No. 5

Resolution Date	June 25, 2004

Offeree	Directors, executive officers and employees of the Company and its subsidiaries (1 in total)

Type of Share under the Stock Acquisition Right	Please see “(2) Stock Options”.

Number of Shares under the Stock Acquisition Rights	Same as above

The Amount to be Paid upon Exercising the Stock Acquisition Right	Same as above

Exercise Period of the Stock Acquisition Right	Same as above

Conditions to Exercise of Stock Acquisition Right	Same as above

Restriction of Transfer of Stock Acquisition Rights	Same as above

Substituted Payments	Same as above

Issue of Stock Acquisition Right Attendant on Reorganization	Same as above

Stock Acquisition Rights No. 6

Resolution Date	June 25, 2004

Offeree	Directors, executive officers and employees of the Company and its subsidiaries (48 in total)

Type of Share under the Stock Acquisition Right	Please see “(2) Stock Options”.

Number of Shares under the Stock Acquisition Rights	Same as above

The Amount to be Paid upon Exercising the Stock Acquisition Right	Same as above

Exercise Period of the Stock Acquisition Right	Same as above

Conditions to Exercise of Stock Acquisition Right	Same as above

Restriction of Transfer of Stock Acquisition Rights	Same as above

Substituted Payments	Same as above

Issue of Stock Acquisition Right Attendant on Reorganization	Same as above

C. Resolved by the General Shareholders’ Meeting in 2005

The General Shareholders’ Meeting held on June 28, 2005 resolved the Company to issue the following four types of stock acquisition rights to directors, executive officers, and employees of the Company and its subsidiaries pursuant to the provisions of Article 280-20 and 280-21 of the Commercial Code of Japan.

Stock Acquisition Rights No. 8

Resolution Date	June 28, 2005

Offeree	Directors, executive officers and employees of the Company and its subsidiaries (411 in total)

Type of Share under the Stock Acquisition Right	Please see “(2) Stock Options”.

Number of Shares under the Stock Acquisition Rights	Same as above

The Amount to be Paid upon Exercising the Stock Acquisition Right	Same as above

Exercise Period of the Stock Acquisition Right	Same as above

Conditions to Exercise of Stock Acquisition Right	Same as above

Restriction of Transfer of Stock Acquisition Rights	Same as above

Substituted Payments	Same as above

Issue of Stock Acquisition Right Attendant on Reorganization	Same as above

Stock Acquisition Rights No. 9

Resolution Date	June 28, 2005

Offeree	Directors, executive officers and employees of the Company and its subsidiaries (45 in total)

Type of Share under the Stock Acquisition Right	Please see “(2) Stock Options”.

Number of Shares under the Stock Acquisition Rights	Same as above

The Amount to be Paid upon Exercising the Stock Acquisition Right	Same as above

Exercise Period of the Stock Acquisition Right	Same as above

Conditions to Exercise of Stock Acquisition Right	Same as above

Restriction of Transfer of Stock Acquisition Rights	Same as above

Substituted Payments	Same as above

Issue of Stock Acquisition Right Attendant on Reorganization	Same as above

Stock Acquisition Rights No. 10

Resolution Date	June 28, 2005

Offeree	Directors, executive officers and employees of the Company and its subsidiaries (86 in total)

Type of Share under the Stock Acquisition Right	Please see “(2) Stock Options”.

Number of Shares under the Stock Acquisition Rights	Same as above

The Amount to be Paid upon Exercising the Stock Acquisition Right	Same as above

Exercise Period of the Stock Acquisition Right	Same as above

Conditions to Exercise of Stock Acquisition Right	Same as above

Restriction of Transfer of Stock Acquisition Rights	Same as above

Substituted Payments	Same as above

Issue of Stock Acquisition Right Attendant on Reorganization	Same as above

D. Resolved by the General Shareholders’ Meeting in 2006

The General Shareholders’ Meeting held on June 28, 2006 resolved the Company to issue the following two types of stock acquisition rights to directors, executive officers, and employees of the Company and directors, executive officers, statutory auditors, and employees of its subsidiaries pursuant and to the provisions of Article 236, 238 and 239 of the Companies Act.

Stock Acquisition Rights No. 11

Resolution Date	June 28, 2006

Offeree	Directors, executive officers and employees of the Company and directors, executive officers, statutory auditors and employees of its subsidiaries (538 in total)

Type of Share under the Stock Acquisition Right	Please see “(2) Stock Options”.

Number of Shares under the Stock Acquisition Rights	Same as above

The Amount to be Paid upon Exercising the Stock Acquisition Right	Same as above

Exercise Period of the Stock Acquisition Right	Same as above

Conditions to Exercise of Stock Acquisition Right	Same as above

Restriction of Transfer of Stock Acquisition Rights	Same as above

Substituted Payments	Same as above

Issue of Stock Acquisition Right Attendant on Reorganization	Same as above

Stock Acquisition Rights No. 12

Resolution Date	June 28, 2006

Offeree	Directors, executive officers and employees of the Company and directors, executive officers, statutory auditors and employees of its subsidiaries (1 in total)

Type of Share under the Stock Acquisition Right	Please see “(2) Stock Options”.

Number of Shares under the Stock Acquisition Rights	Same as above

The Amount to be Paid upon Exercising the Stock Acquisition Right	Same as above

Exercise Period of the Stock Acquisition Right	Same as above

Conditions to Exercise of Stock Acquisition Right	Same as above

Restriction of Transfer of Stock Acquisition Rights	Same as above

Substituted Payments	Same as above

Issue of Stock Acquisition Right Attendant on Reorganization	Same as above

Stock Acquisition Rights No. 13

Resolution Date	June 28, 2006

Offeree	Directors, executive officers and employees of the Company and directors, executive officers, statutory auditors and employees of its subsidiaries (127 in total)

Type of Share under the Stock Acquisition Right	Please see “(2) Stock Options”.

Number of Shares under the Stock Acquisition Rights	Same as above

The Amount to be Paid upon Exercising the Stock Acquisition Right	Same as above

Exercise Period of the Stock Acquisition Right	Same as above

Conditions to Exercise of Stock Acquisition Right	Same as above

Restriction of Transfer of Stock Acquisition Rights	Same as above

Substituted Payments	Same as above

Issue of Stock Acquisition Right Attendant on Reorganization	Same as above

Stock Acquisition Rights No. 14

Resolution Date	June 28, 2006

Offeree	Directors, executive officers and employees of the Company and directors, executive officers, statutory auditors and employees of its subsidiaries (146 in total)

Type of Share under the Stock Acquisition Right	Please see “(2) Stock Options”.

Number of Shares under the Stock Acquisition Rights	Same as above

The Amount to be Paid upon Exercising the Stock Acquisition Right	Same as above

Exercise Period of the Stock Acquisition Right	Same as above

Conditions to Exercise of Stock Acquisition Right	Same as above

Restriction of Transfer of Stock Acquisition Rights	Same as above

Substituted Payments	Same as above

Issue of Stock Acquisition Right Attendant on Reorganization	Same as above

E. Resolved by the General Shareholders’ Meeting in 2007

The General Shareholders’ Meeting held on June 27, 2007 resolved the Company to delegate the determination of solicitation plan to the Board of Directors of the Company or to the executive officers designated by the resolution by the Board of Directors upon the issuance of the following two types of stock acquisition rights under stock option to directors, executive officers, statutory auditors, and employees of its subsidiaries in accordance to pursuant and to the provisions of Article 236, 238 and 239 of the Companies Act.

Stock Acquisition Rights No. 16

Resolution Date	June 27, 2007

Offeree	Directors, executive officers statutory auditors and employees of the Company’s subsidiaries (576 in total)

Type of Share under the Stock Acquisition Right	Please see “(2) Stock Options”.

Number of Shares under the Stock Acquisition Rights	Same as above

The Amount to be Paid upon Exercising the Stock Acquisition Right	Same as above

Exercise Period of the Stock Acquisition Right	Same as above

Conditions to Exercise of Stock Acquisition Right	Same as above

Restriction of Transfer of Stock Acquisition Rights	Same as above

Substituted Payments	Same as above

Issue of Stock Acquisition Right Attendant on Reorganization	Same as above

Stock Acquisition Rights No. 17

Resolution Date	June 27, 2007

Offeree	Directors, executive officers statutory auditors and employees of the Company’s subsidiaries (31 in total)

Type of Share under the Stock Acquisition Right	Please see “(2) Stock Options”.

Number of Shares under the Stock Acquisition Rights	Same as above

The Amount to be Paid upon Exercising the Stock Acquisition Right	Same as above

Exercise Period of the Stock Acquisition Right	Same as above

Conditions to Exercise of Stock Acquisition Right	Same as above

Restriction of Transfer of Stock Acquisition Rights	Same as above

Substituted Payments	Same as above

Issue of Stock Acquisition Right Attendant on Reorganization	Same as above

Stock Acquisition Rights No. 18

Resolution Date	June 27, 2007

Offeree	Directors, executive officers, statutory auditors and employees of the Company’s subsidiaries (3 in total)

Type of Share under the Stock Acquisition Right	Please see “(2) Stock Options”.

Number of Shares under the Stock Acquisition Rights	Same as above

The Amount to be Paid upon Exercising the Stock Acquisition Right	Same as above

Exercise Period of the Stock Acquisition Right	Same as above

Conditions to Exercise of Stock Acquisition Right	Same as above

Restriction of Transfer of Stock Acquisition Rights	Same as above

Substituted Payments	Same as above

Issue of Stock Acquisition Right Attendant on Reorganization	Same as above

Stock Acquisition Rights No. 19

Resolution Date	June 27, 2007

Offeree	Directors, executive officers, statutory auditors and employees of the Company’s subsidiaries (213 in total)

Type of Share under the Stock Acquisition Right	Please see “(2) Stock Options”.

Number of Shares under the Stock Acquisition Rights	Same as above

The Amount to be Paid upon Exercising the Stock Acquisition Right	Same as above

Exercise Period of the Stock Acquisition Right	Same as above

Conditions to Exercise of Stock Acquisition Right	Same as above

Restriction of Transfer of Stock Acquisition Rights	Same as above

Substituted Payments	Same as above

Issue of Stock Acquisition Right Attendant on Reorganization	Same as above

Stock Acquisition Rights No. 21

Resolution Date	June 27, 2007

Offeree	Directors, executive officers and employees of the Company’s subsidiaries (221 in total)

Type of Share under the Stock Acquisition Right	Please see “(2) Stock Options”.

Number of Shares under the Stock Acquisition Rights	Same as above

The Amount to be Paid upon Exercising the Stock Acquisition Right	Same as above

Exercise Period of the Stock Acquisition Right	Same as above

Restriction of Transfer of Stock Acquisition Rights	Same as above

Substituted Payments	Same as above

Issue of Stock Acquisition Right Attendant on Reorganization	Same as above

F. Resolved by the General Shareholders’ Meeting in 2008

The General Shareholders’ Meeting held on June 26, 2008 resolved the Company to delegate the determination of solicitation plan to the Board of Directors of the Company or to the executive officers designated by the resolution by the Board of Directors upon the issuance of the following two types of stock acquisition rights under stock option to directors, executive officers, statutory auditors, and employees of its subsidiaries in accordance to pursuant and to the provisions of Article 236, 238 and 239 of the Companies Act.

Stock Acquisition Rights No. 23

Resolution Date	June 26, 2008

Offeree	Directors, executive officers and employees of the Company’s subsidiaries (602 in total)

Type of Share under the Stock Acquisition Right	Please see “(2) Stock Options”.

Number of Shares under the Stock Acquisition Rights	Same as above

The Amount to be Paid upon Exercising the Stock Acquisition Right	Same as above

Exercise Period of the Stock Acquisition Right	Same as above

Restriction of Transfer of Stock Acquisition Rights	Same as above

Substituted Payments	Same as above

Issue of Stock Acquisition Right Attendant on Reorganization	Same as above

Stock Acquisition Rights No. 25

Resolution Date	June 26, 2008

Offeree	Director of the Company’s subsidiaries (1 in total)

Type of Share under the Stock Acquisition Right	Please see “(2) Stock Options”.

Number of Shares under the Stock Acquisition Rights	Same as above

The Amount to be Paid upon Exercising the Stock Acquisition Right	Same as above

Exercise Period of the Stock Acquisition Right	Same as above

Restriction of Transfer of Stock Acquisition Rights	Same as above

Substituted Payments	Same as above

Issue of Stock Acquisition Right Attendant on Reorganization	Same as above

Stock Acquisition Rights No. 27

Resolution Date	June 26, 2008

Offeree	Employees of the Company’s subsidiaries (20 in total)

Type of Share under the Stock Acquisition Right	Please see “(2) Stock Options”.

Number of Shares under the Stock Acquisition Rights	Same as above

The Amount to be Paid upon Exercising the Stock Acquisition Right	Same as above

Exercise Period of the Stock Acquisition Right	Same as above

Restriction of Transfer of Stock Acquisition Rights	Same as above

Substituted Payments	Same as above

Issue of Stock Acquisition Right Attendant on Reorganization	Same as above

Stock Acquisition Rights No. 28

Resolution Date	June 26, 2008

Offeree	Directors, executive officers and employees of the Company’s subsidiaries (104 in total)

Type of Share under the Stock Acquisition Right	Please see “(2) Stock Options”.

Number of Shares under the Stock Acquisition Rights	Same as above

The Amount to be Paid upon Exercising the Stock Acquisition Right	Same as above

Exercise Period of the Stock Acquisition Right	Same as above

Restriction of Transfer of Stock Acquisition Rights	Same as above

Substituted Payments	Same as above

Issue of Stock Acquisition Right Attendant on Reorganization	Same as above

Stock Acquisition Rights No. 30

Resolution Date(*)	June 26, 2008

Offeree	Directors, executive officers and employees of the Company’s subsidiaries (143 in total)

Type of Share under the Stock Acquisition Right	Please see “(2) Stock Options”.

Number of Shares under the Stock Acquisition Rights	Same as above

The Amount to be Paid upon Exercising the Stock Acquisition Right	Same as above

Exercise Period of the Stock Acquisition Right	Same as above

Conditions to Exercise of Stock Acquisition Right	Same as above

Restriction of Transfer of Stock Acquisition Rights	Same as above

Substituted Payments	Same as above

Issue of Stock Acquisition Right Attendant on Reorganization	Same as above

G. Resolved by the General Shareholders’ Meeting in 2009

The General Shareholders’ Meeting held on June 25, 2009 resolved the Company to delegate the determination of solicitation plan to the Board of Directors of the Company or to the executive officers designated by the resolution by the Board of Directors upon the issuance of the following two types of stock acquisition rights under stock option to directors, executive officers, statutory auditors, and employees of its subsidiaries in accordance to pursuant and to the provisions of Article 236, 238 and 239 of the Companies Act.

Stock Acquisition Rights No. 32

Resolution Date	June 25, 2009

Offeree	Directors, executive officers and employees of the Company’s subsidiaries (1,000 in total)

Type of Share under the Stock Acquisition Right	Please see “(2) Stock Options”.

Number of Shares under the Stock Acquisition Rights	Same as above

The Amount to be Paid upon Exercising the Stock Acquisition Right	Same as above

Exercise Period of the Stock Acquisition Right	Same as above

Restriction of Transfer of Stock Acquisition Rights	Same as above

Substituted Payments	Same as above

Issue of Stock Acquisition Right Attendant on Reorganization	Same as above

Stock Acquisition Rights No. 33

Resolution Date	June 25, 2009

Offeree	Employees of the Company’s subsidiaries (8 in total)

Type of Share under the Stock Acquisition Right	Please see “(2) Stock Options”.

Number of Shares under the Stock Acquisition Rights	Same as above

The Amount to be Paid upon Exercising the Stock Acquisition Right	Same as above

Exercise Period of the Stock Acquisition Right	Same as above

Restriction of Transfer of Stock Acquisition Rights	Same as above

Substituted Payments	Same as above

Issue of Stock Acquisition Right Attendant on Reorganization	Same as above

Stock Acquisition Rights No. 35

Resolution Date	June 25, 2009

Offeree	Directors, executive officers and employees of the Company’s subsidiaries (98 in total)

Type of Share under the Stock Acquisition Right	Please see “(2) Stock Options”.

Number of Shares under the Stock Acquisition Rights	Same as above

The Amount to be Paid upon Exercising the Stock Acquisition Right	Same as above

Exercise Period of the Stock Acquisition Right	Same as above

Restriction of Transfer of Stock Acquisition Rights	Same as above

Substituted Payments	Same as above

Issue of Stock Acquisition Right Attendant on Reorganization	Same as above

Stock Acquisition Rights No. 36

Resolution Date	June 25, 2009

Offeree	Employees of the Company’s subsidiaries (9 in total)

Type of Share under the Stock Acquisition Right	Please see “(2) Stock Options”.

Number of Shares under the Stock Acquisition Rights	Same as above

The Amount to be Paid upon Exercising the Stock Acquisition Right	Same as above

Exercise Period of the Stock Acquisition Right	Same as above

Restriction of Transfer of Stock Acquisition Rights	Same as above

Substituted Payments	Same as above

Issue of Stock Acquisition Right Attendant on Reorganization	Same as above

H. Not resolved by the General Shareholders’ Meeting

Stock Acquisition Rights No. 15

Resolution Date(*)	July 12, 2007

Offeree	Directors, executive officers and employees of the Company (23 in total)

Type of Share under the Stock Acquisition Right	Please see “(2) Stock Options”.

Number of Shares under the Stock Acquisition Rights	Same as above

The Amount to be Paid upon Exercising the Stock Acquisition Right	Same as above

Exercise Period of the Stock Acquisition Right	Same as above

Conditions to Exercise of Stock Acquisition Right	Same as above

Restriction of Transfer of Stock Acquisition Rights	Same as above

Substituted payments	Same as above

Issue of Stock Acquisition Right Attendant on Reorganization	Same as above

(Note) Resolution date of Group Executive Management Committee designated by the resolution by the Board of Directors.

Stock Acquisition Rights No. 20

Resolution Date(*)	June 6, 2008

Offeree	Directors, executive officers and employees of the Company (20 in total)

Type of Share under the Stock Acquisition Right	Please see “(2) Stock Options”.

Number of Shares under the Stock Acquisition Rights	Same as above

The Amount to be Paid upon Exercising the Stock Acquisition Right	Same as above

Exercise Period of the Stock Acquisition Right	Same as above

Conditions to Exercise of Stock Acquisition Right	Same as above

Restriction of Transfer of Stock Acquisition Rights	Same as above

Substituted Payments	Same as above

Issue of Stock Acquisition Right Attendant on Reorganization	Same as above

(Note) Resolution date of Group Management Committee designated by the resolution by the Board of Directors.

Stock Acquisition Rights No. 22

Resolution Date(*)	July 18, 2008

Offeree	Directors, executive officers and employees of the Company (24 in total)

Type of Share under the Stock Acquisition Right	Please see “(2) Stock Options”.

Number of Shares under the Stock Acquisition Rights	Same as above

The Amount to be Paid upon Exercising the Stock Acquisition Right	Same as above

Exercise Period of the Stock Acquisition Right	Same as above

Conditions to Exercise of Stock Acquisition Right	Same as above

Restriction of Transfer of Stock Acquisition Rights	Same as above

Substituted Payments	Same as above

Issue of Stock Acquisition Right Attendant on Reorganization	Same as above

(Note) Resolution date of Group Management Committee designated by the resolution by the Board of Directors.

Stock Acquisition Rights No. 24

Resolution Date(*)	July 18, 2008

Offeree	Directors of the Company (2 in total)

Type of Share under the Stock Acquisition Right	Please see “(2) Stock Options”.

Number of Shares under the Stock Acquisition Rights	Same as above

The Amount to be Paid upon Exercising the Stock Acquisition Right	Same as above

Exercise Period of the Stock Acquisition Right	Same as above

Conditions to Exercise of Stock Acquisition Right	Same as above

Restriction of Transfer of Stock Acquisition Rights	Same as above

Substituted Payments	Same as above

Issue of Stock Acquisition Right Attendant on Reorganization	Same as above

(Note) Resolution date of Group Management Committee designated by the resolution by the Board of Directors.

Stock Acquisition Rights No. 26

Resolution Date(*)	October 24, 2008

Offeree	Employees of the Company (3 in total)

Type of Share under the Stock Acquisition Right	Please see “(2) Stock Options”.

Number of Shares under the Stock Acquisition Rights	Same as above

The Amount to be Paid upon Exercising the Stock Acquisition Right	Same as above

Exercise Period of the Stock Acquisition Right	Same as above

Conditions to Exercise of Stock Acquisition Right	Same as above

Restriction of Transfer of Stock Acquisition Rights	Same as above

Substituted Payments	Same as above

Issue of Stock Acquisition Right Attendant on Reorganization	Same as above

(Note) Resolution date of Group Management Committee designated by the resolution by the Board of Directors.

Stock Acquisition Rights No. 29

Resolution Date(*)	May 29, 2009

Offeree	Directors, executive officers and employees of the Company (30 in total)

Type of Share under the Stock Acquisition Right	Please see “(2) Stock Options”.

Number of Shares under the Stock Acquisition Rights	Same as above

The Amount to be Paid upon Exercising the Stock Acquisition Right	Same as above

Exercise Period of the Stock Acquisition Right	Same as above

Conditions to Exercise of Stock Acquisition Right	Same as above

Restriction of Transfer of Stock Acquisition Rights	Same as above

Substituted Payments	Same as above

Issue of Stock Acquisition Right Attendant on Reorganization	Same as above

(Note) Resolution date of Group Management Committee designated by the resolution by the Board of Directors.

Stock Acquisition Rights No. 31

Resolution Date(*)	July 17, 2009

Offeree	Directors executive officers and employees of the Company (33 in total)

Type of Share under the Stock Acquisition Right	Please see “(2) Stock Options”.

Number of Shares under the Stock Acquisition Rights	Same as above

The Amount to be Paid upon Exercising the Stock Acquisition Right	Same as above

Exercise Period of the Stock Acquisition Right	Same as above

Conditions to Exercise of Stock Acquisition Right	Same as above

Restriction of Transfer of Stock Acquisition Rights	Same as above

Substituted Payments	Same as above

Issue of Stock Acquisition Right Attendant on Reorganization	Same as above

(Note) Resolution date of Group Management Committee designated by the resolution by the Board of Directors.

Stock Acquisition Rights No. 34

Resolution Date(*)	April 30, 2010

Offeree	Directors, executive officers and employees of the Company (22 in total)

Type of Share under the Stock Acquisition Right	Please see “(2) Stock Options”.

Number of Shares under the Stock Acquisition Rights	Same as above

The Amount to be Paid upon Exercising the Stock Acquisition Right	Same as above

Exercise Period of the Stock Acquisition Right	Same as above

Conditions to Exercise of Stock Acquisition Right	Same as above

Restriction of Transfer of Stock Acquisition Rights	Same as above

Substituted Payments	Same as above

Issue of Stock Acquisition Right Attendant on Reorganization	Same as above

(Note) Resolution date of Group Management Committee designated by the resolution by the Board of Directors.

2. Stock Repurchase

Type of Share	Repurchase of the common stock in accordance with provisions of Article 155-7 of the Companies Act.

(1) Stock Repurchase resolved by Shareholders’ Meeting

None

(2) Stock Repurchase resolved by Board of Directors

None

(3) not based on above (1) or (2)

	Number of Shares	Total Amount (Yen)
Stock Repurchased during the year ended March 31, 2010	26,857	18,489,684
Stock Repurchased from April 1, 2010 to May 31, 2010	3,296	2,186,929

(Note)

1	The above figures are results from acceptance of requests for purchasing less-than-a-full-unit-shares.
2	The above figures do not include those purchased from June 1, 2010 to the reporting date of this Annual security report.

(4) Disposal and retention of repurchased stock

	The year ended March 31, 2010		Stock Repurchased from April 1, 2010 to May 31, 2010
	Number of shares	Total amount of disposal (yen)	Number of shares	Total amount of disposal (yen)
Disposal through offering	—	—	—	—
Cancellation	—	—	—	—
Transfer through merger, share exchange and corporate division	—	—	—	—
Others(*1)	6,129,228	8,287,953,270	3,944,213	5,332,564,143
Treasury stocks	49,025,474	—	45,084,557	—

(Note)

1	Others are for purchasing less-than-a-full-unit-shares and disposal for exercise of stock acquisition rights.
2	The above figures do not include those purchased or disposed from June 1, 2010 to the reporting date of this Annual security report.

3. Dividend Policy

The Company seeks to enhance shareholder value by capturing business opportunities as they develop. To achieve this goal, Nomura maintains sufficient capital to support its business. It reviews its capital sufficiency as appropriate, taking into consideration economic risks inherent in its businesses, regulatory requirements, and maintenance of a sufficient debt rating for a global financial institution.

The Company believes that raising shareholder value over the long term and paying dividends are essential to rewarding shareholders. It will strive to pay stable dividends using a consolidated payout ratio of 30 percent as a key indicator.

However, dividend payments for period will be determined taking into account a comprehensive range of factors such as the tightening of Basel regulations and other changes to the regulatory environment as well as the company’s consolidated financial performance.

The payment frequency is semi-annual in principle (record dates: September 30 and March 31).

Pursuant to Article 459 (1) of Companies Act of Japan, in the Company’s Articles of Incorporation, the Company established the capability to declare dividends from retained earnings by decision of the Board of Directors based on the record dates of June 30, September 30, December 31, and March 31 of each year.

As for retained earnings, the Company intends to invest in business areas where high profitability and growth may reasonably be expected, including development and expansion of infrastructure, to maximize shareholder value, while giving due regard to potential regulatory changes as mentioned above.

(Dividends for fiscal year ended March 31, 2010)

In line with its dividend policy for the fiscal year ended March 31, 2010, the Company paid a dividend of 4 yen per share to shareholders of record as of September 30, 2009. Based on the same dividend policy, we paid a dividend of 4 yen per share to shareholders of record as of March 31, 2010. As a result, the annual dividend totaled 8 yen per share.

The details of dividends from retained earnings in the fiscal year ended March 31, 2010 are as follows.

Decision date	Record date	Total dividend value (millions of yen)	Dividend per share (yen)
Board of Directors October 28, 2009	September 30, 2009	11,130	4.00

Board of Directors April 28, 2010	March 31, 2010	14,680	4.00

4. Stock Price History

(1) Annual Highs and Lows

Fiscal Year	102nd	103rd	104th	105th	106th
Year Ending:	March 31, 2006	March 31, 2007	March 31, 2008	March 31, 2009	March 31, 2010
High (Yen)	2,630	2,870	2,580	1,918	934
Low (Yen)	1,295	1,843	1,395	403	498

(Note) Prices on the first section of Tokyo Stock Exchange

(2) Monthly Highs and Lows

Month	October, 2009	November, 2009	December, 2009	January, 2010	February, 2010	March, 2010
High (Yen)	691	650	717	783	715	708
Low (Yen)	515	578	612	681	631	631

(Note) Prices on the first section of Tokyo Stock Exchange

6. Status of Corporate Governance and Other

(1) Corporate Governance

Fundamental concept of corporate governance

The Company recognizes that enhanced corporate governance is one of the most important preconditions for the pursuit of transparent management, speedy group management, and increased corporate value for Nomura Group over the medium-to-long term. On this basis, the Company has been striving to strengthen and improve its corporate governance system.

Among other endeavors, the Company has been proactively reorganizing corporate governance structures to ensure transparent management. When the Company became a holding company of Nomura Group in October 2001, it installed outside Directors to strengthen its oversight functions, established an Internal Controls Committee as well as a compensation committee including outside directors, and set up an Advisory Board of eminent persons from outside the Company. Since its listing on the New York Stock Exchange (NYSE) in December 2001, the Company has been further improving its information disclosure system and promoting the building of a more transparent management framework. For instance, in June 2003, the Company adopted the Committee System. With the aim of further raising the strength and transparency of the Company’s oversight functions, the following three committees were put in place: the Nomination Committee, Audit Committee and Compensation Committee, each comprised of a majority of outside Directors. Further, considerable authority has been delegated to the Company’s Executive Officers for the speedy and efficient management of group operations.

In addition, Nomura Group enacted its Code of Ethics in 2004 which specifies items to be observed by each director, officer and employee of Nomura Group with respect to corporate governance and corporate social responsibility. Thus, the Company strives to fulfill its responsibility to all of its stakeholders, not to mention its shareholders.

The latest information on our status of corporate governance is disclosed to the Stock Exchanges on which we are listed, and can also be reviewed on our homepage (http://www.nomuraholdings.com/jp/investor/).

Matters related to the corporate governance of the Company

1. Organizational Structure

The Company’s organizational structure is a committee-based system under which management oversight and business execution functions are clearly separated. The committees (the Nomination Committee, Audit Committee and Compensation Committee), each of which are comprised of a majority of outside Directors have the function of enhancing management oversight and transparency. Authority for the execution of business functions is broadly delegated by the Board of Directors to the Executive Officers allowing for speedy and efficient decision-making. For these reasons, we have determined this to be the most suitable form of corporate governance for the Company.

Further, as a corporation listed on the NYSE, the Company believes that, among the various organizational structures applicable in Japan, an organizational structure based on this Committee System is the most compatible with the corporate governance standards stipulated in the NYSE Listed Company Manual.

<Business Execution Framework>

        As an entity adopting the Committee System, the Board of Directors has broadly delegated to the Executive Officers decision making authority for business execution functions to ensure that the Executive Officers can execute the Company’s business with speed and efficiency. Among the matters delegated to the Executive Officers by resolutions of the Board of Directors, the most important matters of business shall be deliberated and decided by specific management structures of the Company including the Executive Management Board, the Group Integrated Risk Management Committee, and the Internal Controls Committee. The roles and members of each management structure are outlined below.

(1) Executive Management Board

This board is chaired by the Company’s Chief Executive Officer (CEO) and also consists of the Company’s Chief Operating Officer (COO), Chief Executive Officers of each Nomura Group Business Division, and other persons designated by the CEO. The Executive Management Board deliberates and decides upon management strategies, business plans, budgets, the allocation of management resources, and other important matters related to the management of Nomura Group.

(2) Group Integrated Risk Management Committee

This committee is chaired by the CEO and also consists of the COO, Chief Executive Officers of each Nomura Group Business Division and the Chief Risk Officer (CRO) of the Nomura Group, and other persons designated by the CEO. Based on a delegation by the Executive Management Board, the purpose of the Group Integrated Risk Committee is to deliberate on or determine important matters concerning enterprise risk management of the Nomura Group including matters subject to Basel II. Furthermore, the Global Risk Management Committee was established under the Group Integrated Risk Management Committee to deliberate and decide upon important individual matters related to positional risk management.

(3) Internal Controls Committee

This committee is chaired by the CEO and also consists of persons designated by the CEO, an Audit Committee member elected by the Audit Committee, and a Director elected by the Board of Directors (the Audit Mission Director). The Internal Controls Committee deliberates and decides upon the principal matters related to the maintenance and assessment of internal controls with respect to the business operation systems of the Nomura Group, and matters related to the promotion of proper corporate behavior throughout the Nomura Group.

The board and committees above are responsible for deciding upon the execution of important business matters delegated by the Board of Directors, and are to report to the Board of Directors on the status of their discussions at least once every three (3) months.

In order to further bolster the Company’s business execution framework for financial operations that are becoming increasingly sophisticated and specialized, the Company utilizes a system whereby the Executive Officers delegate a part of their authority for business execution decisions to Senior Managing Directors, enabling them to focus more on individual business line activities.

In addition to the above, an “Advisory Board”, consisting of the heads of representative corporations has been set up as a consultative panel for the Executive Management Board in order to ensure that the board makes the utmost use of outside opinions in planning its management strategies.

<The Statutory Committees>

As an entity adopting Committee System, the Company has complied with its legal requirement to establish three statutory committees each comprised of a majority of outside Directors—the Nomination Committee, Audit Committee, and Compensation Committee. The roles, members, etc. of each Committee are outlined in the following:

(1) Nomination Committee

This Committee is a statutory organization responsible for determining the details of proposals on the election and dismissal of Directors for submission to a meeting of shareholders. The three members of this Committee are elected by the Board of Directors. Junichi Ujiie, who is the Chairman of the Board of Directors and does not serve concurrently as an Executive Officer, currently chairs the Committee. The other two members are Hideaki Kubori and Masahiro Sakane, both of whom are outside Directors.

(2) Audit Committee

This Committee is a statutory organization having powers to audit the execution of duties by the Directors and Executive Officers, to prepare audit reports, and to determine details of proposals regarding the election, dismissal, and non-reelection of the independent auditors for submission to a meeting of shareholders. The three members of the Committee are elected by the Board of Directors. The current members of the Committee are: Haruo Tsuji, Tsuguoki Fujinuma and Hajime Sawabe, all of whom are outside Directors. Further, all three individuals are also independent directors as stipulated by the Sarbanes-Oxley Act of 2002, and Tsuguoki Fujinuma, a certified public accountant satisfies the requirements of a Financial Expert under the Act and has sufficient expertise in the areas of finance and accounting. This Committee is chaired by Haruo Tsuji.

(3) Compensation Committee

This Committee is a statutory organization to determine the policy with respect to the particulars of compensation to be paid to the Directors and Executive Officers and the individual compensation for each of them. The three members of the Committee are elected by the Board of Directors. Junichi Ujiie, currently chairs the Committee. The other two members are Hideaki Kubori and Masahiro Sakane, both of whom outside Directors.

2. Status of Improvement of the Internal Control System

Nomura Group is striving to strengthen and improve its internal control system in order to promote proper corporate behavior throughout the Group, from the viewpoints of ensuring management transparency and efficiency, complying with laws and regulations, controlling risks, ensuring the reliability of business and financial reports, and fostering the timely and appropriate disclosure of information. The internal control system implemented in the Company has been resolved by the Board of Directors under the title of “Structure for ensuring appropriate business in Nomura Holdings, Inc.”

Further, in order to ensure effective and adequate internal controls, the Nomura Group Internal Audit Department has been established independently from the business lines. The Nomura Group Internal Audit Department and the other similar audit sections placed in major affiliated subsidiaries conduct internal audits of the Company and subsidiaries. The Nomura Group Internal Audit Department follows the instructions of the Internal Controls Committee in the execution of its duties. Results of the internal audits are reported not only to the business execution lines, but also to the Audit Committee and Audit Mission Directors.

3. Status of Improvement of the Risk Management System

Please refer to Item 2. Operating and Financial Review “(3) Quantitative and Qualitative Disclosures about Market Risk” of the section “6. Operating and Financial Analysis”.

4. Compensation Paid to Directors and Executive Officers

The overview of Nomura Group’s compensation framework is as follows:

(1) Compensation policy

We have developed our compensation policy for both executives and employees of the Nomura Group to ensure we attract, retain, motivate and develop talent that enable us to achieve sustainable growth, realize a long-term increase in shareholder value, deliver client excellence, compete in a global market and enhance our reputation. Our compensation policy is based around the following six key themes. It aims to:

1.	align with Nomura values and strategies;

2.	reflect firm, division and individual performance;

3.	establish appropriate performance measurement with a focus on risk;

4.	align employee and shareholder interests;

5.	establish appropriate compensation structures; and

6.	ensure robust governance and control processes.

(2) Compensation governance

The Compensation Committee of Nomura, which is a statutory committee, is responsible for approving our overall compensation policy and for ensuring that the Nomura Group’s compensation framework supports our business strategy.

The Company has delegated authority to the Human Resources Committee (“HRC”) to develop and to implement Nomura Group’s compensation policy. The HRC’s responsibilities include:

•

approving the compensation framework, assuring that it is in line with global compensation strategy, while taking into account necessary factors to ensure that all staff, including members of executive management, are provided with appropriate incentives to enhance their performance and are rewarded for their individual contributions to the success of our business globally,

•	approving the total bonus pool and its allocation to each business,

•

reviewing the performance measures of senior executives to ensure that benefits, including rights to performance-related compensation, reflect the performance of both individuals and our business globally,

•	continually reviewing the appropriateness and relevance of the compensation policy and

•	approving any major changes in employee benefits structures globally.

The term of the office of each HRC member is unlimited, and changes to its members must be approved by the Chairman. Current members include the CEO (as Chairman of the Committee), COO, President and COO of the Wholesale Division, Chief Financial Officer (CFO), Chief Risk Officer, head of Corporate Office and heads of Human Resources.

(3) Regulatory developments and review of our compensation plans

The recent global financial crisis has resulted in enhanced regulatory requirements and oversight in many of our key operating regions. During the fiscal year ended March 31, 2010, we completed a comprehensive review of our compensation programs and practices in light of changes to our business, the regulatory environment and the broader competitive landscape.

We conducted this review with assistance from an independent compensation consulting firm, which contributed in the following areas:

•	provided an overview of best compensation practice in the industry,

•	conducted interviews with over 70 senior members of our management to understand the business context, their views on existing compensation arrangements and potential areas for improvement,

•	based on the outcome of the executive interviews, assisted in developing an overall approach for the Nomura Group and specific practices for the Wholesale business and

•	provided market compensation data for the purpose of setting competitive benchmarks.

Based on above mentioned reviews, the new compensation programs have been developed to support our business strategy and growth, to better respond to the expectations of key stakeholders in the business including employees. These programs are aligned with the frameworks created by the Financial Stability Board as well as by regulators in key jurisdictions in which we operate.

We will continue to review our program and will adapt to changes as appropriate based on regulatory input and guidance and our ever-changing competitive environment.

(4) Nomura compensation framework

Annual Total Compensation is used to compare our compensation with that of the market standard, which includes following components:

Compensation Components	Purposes	Specific Elements
Base Salary	• Rewards individuals for their knowledge, skills, competencies and experiences • Reflects local labor market standards • Reflects sufficient levels to absorb changes in the amount of bonuses	• Base pay

Fixed Allowances	• Reflects practices of local labor markets to deliver allowances as a part of fixed compensation to individuals	• Housing allowances • Overtime pay

Annual Bonuses

•  Rewards team and individual performances, and their contribution to results as well as strategic and future value

•  Reflects appropriate internal and market-based comparisons

•  Reflects broad view on compensation, including individual performances, approaches to risk, compliance and cross divisional cooperation

•  Considers the stages of business development and existing guarantees

• Cash bonuses • Deferred equity or equity-linked vehicles • Deferred cash award

Note: Benefits are driven by local market regulations and practices, and are not included in the definition of Total Compensation

For the fiscal year ended March 31, 2010, we reassessed the balance of variable compensation and the fixed compensation to reflect changes in both regulatory framework designed to mitigate risk-taking as well as market practices.

This reassessment is intended to keep the Total Compensation at current level while shifting the balance towards fixed compensations rather than variable compensations.

Annual bonuses are used to reward both firm-wide and individual performances. Levels of bonuses are based on financial and non-financial elements. Our approach to determining total amount of bonuses is described under “Variable compensation” below.

Guarantees on bonuses are used in limited circumstances; we give such guarantees only when they are deemed essential based on commercial justification.

(5) Variable compensation

Our variable compensation programs are core part of our Total Compensation. They are intended to align employee interests with the long-term interests of shareholders and other key stakeholders.

A. Funding framework

A key aspect of our comprehensive review of its compensation programs and practices was the reassessment of our approaches to determining the total amount of variable compensation in the Total Compensation. To ensure adequate returns to shareholders, determining the amount based on risk-adjusted profits may become the industry standard, which is consistent with regulatory requirements. We have therefore emphasized on determining the compensation as a percentage of risk-adjusted profits (before deduction of tax and personnel expenses).

Decisions are made with reference to payout ratios applicable to companies selected for the purpose of comparing. Such ratios differ among each business division. The companies for the comparison are determined on the basis of similarity in terms of its businesses, size and scope, as well as geographical distribution. We compete against these companies to attract and retain the best talent for the development and growth of our business. On the other hand, determination of bonuses for control functions is made independently of bonuses for business divisions.

During the investment phase of any business which we seek to develop, the actual bonus funding level will be affected by budget targets, franchise building, capital usage, incentive guarantees and market conditions. It is likely to decrease over time as the business matures and will trend to a sustainable longer-term level.

B. Types of variable compensation plans

The core elements of variable compensation in the Nomura Group are delivered in the following ways:

1. Cash bonus plan

A proportion of the annual bonus is delivered in the form of a cash payment made to the individuals following the end of the fiscal year. The proportion of the annual bonuses that is delivered in cash decreases from all cash at the lowest level of bonuses so that individuals with higher levels of bonuses receive a lower proportion in cash. This is in line with regulatory guidance, and while the policy is global in application, specific local regulatory requirements will be adhered to when deciding on proportions of the bonuses to be delivered in cash.

2. Equity-linked compensation plan

Certain senior management and employees whose annual bonus is above certain amount receive a part of their awards in the form of equity-linked plans. By linking the economic value to Nomura’s stock price with certain vesting periods in place, such plans will:

•	align employee interest with that of shareholders;

•	increase employee retention through providing individual wealth creation potential over certain period from the grant to vesting; and

•	encourage cross-divisional and cross-regional collaboration by focusing individuals on a common goal of the mid- to long-term increase in corporate value.

With these benefits, equity-linked plans are also recommended by regulators of key jurisdictions in which we operate. Our equity-linked plans have the following variations.

(a) Notional Stock Unit (“NSU”) Plan

We introduced this plan globally for the fiscal year ended March 31, 2010. It is a cash-settled plan that has been designed to replicate the key features of the Stock Option B Plan described below. The plan has been introduced primarily to deliver a proportion of the annual bonuses where the final value is linked to Nomura’s stock price. This allows equity-linked awards to be made in countries where stock options are less favourably treated from tax or other perspectives.

(b) Stock Acquisition Rights

Nomura has issued the following two types of stock acquisition rights to certain employees as well as senior management.

•	Stock Option A Plan

Options are awarded with an exercise price higher than the Nomura stock price at the date of grant. There is certain period set between the date of grant and the date of vesting. They are qualified as stock acquisition rights under Japanese taxation laws and therefore have been issued mainly to employees in Japan.

•	Stock Option B Plan

This plan is intended to offer a similar economic effect as restricted stock, as commonly used in the U.S. and Europe. Options are granted with an exercise price of JPY1 per share. There is certain period set between the date of grant and the date of vesting.

(6) Compensation for Directors and Executive Officers

In accordance with the fundamental approach and framework of compensation as described above, the Compensation Committee of Nomura, which takes the statutory form under the Companies Act, determines compensation for its Directors and Executive Officers in line with the compensation policy specifically applicable to them. The Compensation Committee is a highly independent organization, which is comprised of the Chairman of the Board of Directors who is not an Executive Officer and a majority of outside Directors.

1    Aggregate compensation

	Year Ended March 31, 2010
	Number of Directors or Executive Officers	(Millions of Yen)
Category		Base Salary	Stock Options	Cash Bonus	Total
Directors (Excluding Outside Directors)	4	¥174	¥60	¥122	¥356
Executive Officers	10	632	218	705	1,555
Outside Directors	6	137	25	—	162

Total	20	¥943	¥303	¥827	¥2,073

Includes compensations from consolidated subsidiaries.

2    Individual compensation of Directors and Executive Officers receiving 100 million yen or more

	Year Ended March 31, 2010
			(Millions of Yen)
Name	Company	Titles	Base Salary	Stock Options	Cash Bonus	Total
Junichi Ujiie	Nomura	Chairman of the Board of Directors	80	34	80	194
Kenichi Watanabe	Nomura	Director and President & CEO	96	35	168	299
Takumi Shibata	Nomura	Director and Deputy President & COO	74	30	148	252
Hitoshi Tada	Nomura	Executive Managing Director	69	26	106	201
Hiromi Yamaji	Nomura	Executive Managing Director	32	23	44	99
	Overseas subsidiary	—	104	—	—	104
Akira Maruyama	Nomura	Executive Managing Director	57	23	58	138
Atsushi Yoshikawa	Nomura	Executive Managing Director	57	22	44	123

Hiromi Yamaji is an expatriate in Europe, and his Base Salary from an overseas subsidiary includes the housing costs, transportation expenses, local tax born by the company, etc. (¥88 million in total).

5. Limitation of Liability Agreement

The Company has entered into agreements with all of the outside Directors, which limit their liabilities to the Company under Article 423, Paragraph 1 of the Companies Act. The liability under the agreement is limited up to the higher of 20 million yen or the amount prescribed by the laws and ordinances.

Organization, personnel and procedures for internal audits and audits by the Audit Committee/Cooperation in the conduct of internal audits, audits by the Audit Committee and accounting audits and their relationship with Internal Audit Department.

As an entity adopting Committee System, the Board of Directors and the Audit Committee perform the central management oversight functions in the Company. To establish the independence of the Committee from the execution of business more transparently, the members of the Audit Committee are organized by the outside Directors, Haruo Tuji, Tsuguoki Fujinuma and Hajime Sawabe. Tsuguoki Fujinuma is qualified as a certified public accountant and he has sufficient expertise in the areas of finance and accounting. In order to increase the effectiveness of audit work, two non-executive full-time Directors familiar with the business and organization of Nomura Group have been appointed as Audit Mission Directors and work in that capacity to assist the Audit Committee in conducting audits. The Audit Mission Directors assist audits by the Audit Committee by supervising operations, attending important meetings, and performing daily hearings and visiting audit in accordance with the instructions of the Audit Committee. The Company has also established an Office of Audit Committee to support the Audit Committee. The Office of Audit Committee provides operational support for the Audit Committee and assists the Audit Mission Directors and the members of the Audit Committee in conducting audits. Either Audit Committee or an Audit Committee member elected by the Audit Committee performs personal evaluations of the staff employees working in the Office of Audit Committee, and the consent of either Audit Committee or an Audit Committee member elected by the Audit Committee is required for recruitments, transfers, and discipline of employees serving in the Office.

Further, in order to ensure effective and adequate internal controls the Nomura Group Internal Audit Department has been established independently from the business lines. The Nomura Group Internal Audit Department and the other similar audit sections placed in major affiliated subsidiaries conduct internal audits of the Company and subsidiaries. The status of implementation of the internal audit is reported to the Internal Controls Committee, made up partly of an Audit Committee member and attended by an Audit Mission Director, and the matters discussed at the Internal Controls Committee are reported to the Board of Directors. Results of individual internal audits are also reported periodically (monthly as a general rule) to the Audit Committee by Nomura Group Internal Audit Department, either directly or through the Audit Mission Directors. In addition, Audit Committee members may recommend changes in an internal audit plan, additional audit procedures, and preparations for improvement plans to Executive Officers, with respect to the annual plan, status of implementation, and results of an internal audit.

The Audit Committee has authority to approve the annual audit plan of the independent auditor, hear reports and explanations on the accounting audit from the independent auditor at least once each quarter, exchange information from time to time with the independent auditor, audit the method and result of the independent auditor’s audits in view of the appropriateness thereof, and examine the relevant financial documents and supplementary schedules. In addition, audit fees to be paid to the independent auditor are approved by the Audit Committee upon explanation from the CFO. Furthermore, regarding the audit services rendered to the Company and its subsidiaries by the independent auditor and its affiliates and the audit fees to be paid, the Company has stipulated the procedure for deliberation and prior approval by the Audit Committees upon the request of the CFO, pursuant to the U.S. Sarbanes-Oxley Act of 2002 and the relevant rules of the U.S. Securities and Exchange Commission (SEC).

The Number of the Outside Directors, Personal Relations, Capital Relations, Business Relations and or Other Stakes, and the Function and the Role in Accomplishing the Corporate Governance, and Their Appointment.

As an entity adopting an organizational structure to separate the management oversight functions from business execution functions, the Board of Directors has seven outside Directors among 12 directors, aiming to ensure transparent management under the external oversight. The outside Directors monitor management decisions on significant issues and business execution through their activities on the Board of Directors, Nomination Committee, Audit Committee and Compensation Committee with their ample expertise and experience.

As none of the outside Directors fall under the categories for which independency is considered suspect, and since none have conflicts of interests with the shareholders, the Company has filed each of its seven outside Directors as being independent directors in the Company’s submission to the Exchange.

Status of Equity Investment

(1)	Equity investment not for pure investment purpose

Number of the different securities:	419 securities
Amount on balance sheet:	125,797 million yen

(2)	Top 10 of listed equity investment not for pure investment purpose on the balance sheet for the fiscal year ended March 31, 2010

Name of security	Number of shares (‘000 shares)	Amount on balance sheet (Million of Yen)	Holding purpose
Toyota Motor Corporation	3,553	13,261	To enhance business relationship
Resona Holdings, Inc.	7,905	8,965	Same as above
Dentsu Inc.	2,400	5,643	Same as above
Asahi Breweries, Ltd.	2,650	4,587	Same as above
Aioi Insurance Co., Ltd.	7,644	3,357	Same as above
The Chiba Bank, Ltd.	5,693	3,121	Same as above
Hirose Electric Co., Ltd.	300	3,097	Same as above
Takashimaya Company, Limited	3,200	2,385	Same as above
Benesse Holdings, Inc.	568	2,228	Same as above
The Joyo Bank, Ltd.	4,298	1,731	Same as above

Note:

Aioi Insurance Co., Ltd. became a subsidiary of MS&AD Insurance Group Holdings, Inc. by exchanging its shares with those of MS&AD Insurance Group Holdings, Inc on April 1, 2010, following which the Company was allocated 1,452,000 shares of MS&AD Insurance Group Holdings for 7,644,000 shares of Aioi Insurance Co., Ltd. held by the Company at that time.

Regulations on the Number of Directors

The Company’s Articles of Incorporation provide for not more than 20 Directors.

Requirements for a Resolution to Elect Directors

The Company’s Articles of Incorporation provide that a resolution for the election of Directors shall be adopted at meeting of shareholders at which shareholders holding not less than one-third ( 1/3) of the voting rights out of the total number of the voting rights owned by all the shareholders of the Company are present, upon approval by a majority of the voting rights of the shareholders so present. The Company’s Articles of Incorporation also provide that no cumulative voting shall be used for the election of Directors.

Requirement on “Special” Resolution at the Meeting of Shareholders

The Company’s Articles of Incorporation provide for any resolution under Article 309, Paragraph 2 of the Companies Act shall be adopted at meeting of shareholders at which shareholders holding not less than one-third ( 1/3) of the voting rights owned by all shareholders of the Company shall be present, by a majority of not less than two-thirds ( 2/3) of the voting rights of the shareholders so present.

Decision-Making Body for Dividends and Other Particulars

In order for the Company to return the profit to the shareholders and execute capital policy responding flexibly to changes in the business environment, the Company’s Articles of Incorporation provide for dividends and other particulars under Article 459, Paragraph 1 of the Companies Act shall be adopted at Board of Directors, instead of meeting of shareholders unless prescribed by law.

Exemption from liability for Directors and Executive Officers

In order for the Directors and Executive Officers to exhibit expected roles in execution of their duties, the Company’s Articles of Incorporation provide for Directors (including former Directors) and Executive Officers (including former Executive Officers) under Article 423, Paragraph 1, to exempt any liabilities under Article 426, Paragraph 1, up to the amount specified in the law.

Preferred Stock

The Company’s Articles of Incorporation enables the Company to issue preferred stock with no voting rights, other than common stock. The unit shares for preferred stock is 100 shares, same as common stock. The shareholders of the preferred stock do not have voting right to any of the agenda proposed at a meeting of shareholders, as long as the shareholders of the preferred stocks receive preferred dividends that are paid in priority to the shareholders of the common stock.

Names of the certified public accountants who executed the audit work, name of the audit corporation to which the certified public accountants belong, and composition of the assistants assigned to the audit work

1. Names of the certified public accountants who executed the audit work and name of the audit corporation to which the certified public accountants belong

Designated and Operating Partner Koichi Hanabusa	Ernst & Young ShinNihon LLC

Designated and Operating Partner Hiroki Matsumura	Ernst & Young ShinNihon LLC

Designated and Operating Partner Yuichiro Sakurai	Ernst & Young ShinNihon LLC

Designated and Operating Partner Junko Kamei	Ernst & Young ShinNihon LLC

Personal profiles are not provided, as none of the above accountants have records of more than seven (7) years of continuous service as auditors of the Company.

2. Composition of the assistants assigned to the audit work

Certified public accountants:	twenty-seven (23) persons

Others:	sixty-six (61) persons

Note: Others include assistant certified public accountants, those who passed the Certified Public Accountant Examination, and system auditors.

(2) Audit fees, etc

1. Details of fees to Ernst & Young ShinNihon LLC

	Year ended March 31, 2009		Year ended March 31, 2010
	Audit	Non-audit	Audit	Non-audit
	(in millions)
The Company	¥818	¥37	¥848	¥92
The consolidated subsidiaries	329	72	305	92

Total	¥1,147	¥109	¥1,153	¥184

2. Details of significant fees to Ernst & Young and its member firm companies other than Ernst & Young ShinNihon LLC

Ernst & Young ShinNihon LLC is a member firm of Ernst & Young. Ernst & Young and its member firm companies other than Ernst & Young ShinNihon LLC also provide a various type of services, such as audit services, audit-related services, tax services and other services with the Company and its consolidated subsidiaries. The following table presents information about fees for those services provided by Ernst & Young and its member firm companies other than Ernst & Young ShinNihon LLC.

	Millions of yen	Millions of yen
	Year ended March 31, 2009	Year ended March 31, 2010
Audit Fees	¥1,489	¥1,577
Audit-Related Fees	70	47
Tax Fees	146	135
All Other Fees	38	12

Total	¥1,743	¥1,771

3. Details of non-audit services provided by Ernst & Young ShinNihon for the Company

Ernst & Young ShinNihon LLC provides certain non-audit services, such as, accounting advice and comfort letter, which are not included in the scope of services prescribed in Article 2, Paragraph 1 of Certified Public Accountants Act, with the Company.

4. Approval of audit fees

Our Audit Committee is to agree on audit fee level for Ernst & Young ShinNihon LLC after receiving the explanation from our Chief Financial Officer (“CFO”). With respect to non-audit services to be provided by Ernst & Young ShinNihon LLC, Ernst & Young and its member firm companies, our Audit Committee receives the application from our CFO and makes the pre-approval decision on these services after reviewing the details and estimated fee levels for each engagement, pursuant to its internal policies.

Item 5. Financial Information

1. Preparation Method of Consolidated Financial Statements and Unconsolidated Financial Statements

(1)	Pursuant to Article 93 of “Regulations Concerning the Terminology, Forms and Preparation Methods of Consolidated Financial Statements” (Ministry of Finance Ordinance No. 28, 1976), the consolidated financial statements were prepared in accordance with the accounting principles which are required in order to issue American Depositary Shares (“ADS”), i.e., the accounting principles generally accepted in the United States of America (“U.S. GAAP”).

(2)	The consolidated financial statements were prepared by making necessary adjustments to the financial statements of each consolidated company which were prepared in accordance with the accounting principles generally accepted in each country. Such adjustment has been made to comply with above-mentioned principles in (1).

(3)	The unconsolidated financial statements of the Company were prepared based on the “Regulations Concerning the Terminology, Forms and Preparation Methods of Financial Statements” (Ministry of Finance Ordinance No.59, 1963) (the “Regulations”) and Article 2 of the Regulation.

However, the unconsolidated financial statements for the years ended March 31, 2009 were prepared in accordance with the Regulations before revision and the unconsolidated financial statements for the years ended March 31, 2010 were prepared in accordance with the Regulations after revision.

2. Audit Certificate

Under Article No.193-2-1 of the Financial Instruments and Exchange Act, Ernst & Young ShinNihon performed audits of the consolidated and unconsolidated financial statements for the previous period (from April 1, 2008 to March 31, 2009), and Ernst & Young ShinNihon LLC performed audits of the consolidated and unconsolidated financial statements for the current period (from April 1, 2009 to March 31, 2010).

3. Specific efforts to ensure the appropriateness of the consolidated financial statements

The Company makes specific efforts to ensure the appropriateness of its consolidated financial statements. Certain internal structures are in place for ensuring the Company’s correct understanding of the accounting standards and the ability to accurately deal with any changes in the standards as well as for maintaining the completeness and appropriateness in disclosure in relation to any significant information which is subject to disclosure requirements.

1. Consolidated Financial Statements and Other

(1) Consolidated Financial Statements

NOMURA HOLDINGS, INC.

1.CONSOLIDATED BALANCE SHEETS

		Millions of yen		Translation into millions of U.S. dollars
		March 31
	Notes	2009	2010	2010
ASSETS
Cash and cash deposits:
Cash and cash equivalents		¥613,566	¥1,020,647	$10,928
Time deposits		537,084	196,909	2,108
Deposits with stock exchanges and other segregated cash		272,059	134,688	1,442

Cash and cash deposits, Total		1,422,709	1,352,244	14,478

Loans and receivables:	*9
Loans receivable (including ¥12,431 million and ¥692,232 million ($7,411 million) measured at fair value by applying fair value option in 2009 and 2010, respectively)	*3	519,179	1,310,375	14,030
Receivables from customers		23,619	59,141	633
Receivables from other than customers		1,103,974	707,623	7,576
Allowance for doubtful accounts		(3,765)	(5,425)	(58)

Loans and receivables, Total		1,643,007	2,071,714	22,181

Collateralized agreements:
Securities purchased under agreements to resell		2,657,151	7,073,926	75,738
Securities borrowed		5,755,467	5,393,287	57,744

Collateralized agreements, Total		8,412,618	12,467,213	133,482

Trading assets and private equity investments:
Trading assets (including securities pledged as collateral of ¥2,851,759 million in 2009 and ¥3,921,863 million ($41,990 million) in 2010 and including ¥21,189 million and ¥18,546 million ($199 million) measured at fair value by applying fair value option in 2009 and 2010, respectively)	*3, 4	11,348,747	14,374,028	153,898
Private equity investments (including ¥62,108 million and ¥61,918 million ($663 million) measured at fair value by applying fair value option in 2009 and 2010, respectively)	*3, 5	323,865	326,254	3,493

Trading assets and private equity investments, Total		11,672,612	14,700,282	157,391

Other assets:
Office buildings, land, equipment and facilities (net of accumulated depreciation and amortization of ¥225,475 million in 2009 and ¥273,616 million ($2,930 million) in 2010)		357,256	357,194	3,824
Non-trading debt securities	*3	244,027	308,814	3,306
Investments in equity securities	*3	118,902	122,948	1,316
Investments in and advances to affiliated companies	*19	243,474	251,273	2,690
Other	*11	723,243	598,746	6,412

Other assets, Total		1,686,902	1,638,975	17,548

Total assets		¥24,837,848	¥32,230,428	$345,080

		Millions of yen		Translation into millions of U.S. dollars
		March 31
	Notes	2009	2010	2010
LIABILITIES AND EQUITY
Short-term borrowings (including ¥36,304 million and ¥103,975 million ($1,113 million) measured at fair value by applying fair value option in 2009 and 2010, respectively)	*3, 12	¥1,183,374	¥1,301,664	$13,936
Payables and deposits:	*9
Payables to customers		403,797	705,302	7,551
Payables to other than customers		398,187	374,522	4,010
Deposits received at banks		440,334	448,595	4,803

Payables and deposits, Total		1,242,318	1,528,419	16,364

Collateralized financing:
Securities sold under agreements to repurchase		5,000,787	8,078,020	86,488
Securities loaned		2,243,152	1,815,981	19,443
Other secured borrowings		2,914,015	1,322,480	14,160

Collateralized financing, Total		10,157,954	11,216,481	120,091

Trading liabilities	*3, 4	4,752,054	8,356,806	89,473
Other liabilities	*11	467,574	494,983	5,301
Long-term borrowings (including ¥913,790 million and ¥1,839,251 million ($19,692 million) measured at fair value by applying fair value option in 2009 and 2010, respectively)	*3, 12	5,483,028	7,199,061	77,078

Total liabilities		23,286,302	30,097,414	322,243

Commitments and contingencies	*20
NHI Shareholders’ equity:	*17
Common stock
No par value share; Authorized—6,000,000,000 shares in 2009 and 2010 Issued—2,661,092,760 shares in 2009 and 3,719,133,241 shares in 2010 Outstanding—2,604,779,843 shares in 2009 and 3,669,044,614 shares in 2010		321,765	594,493	6,365
Additional paid-in capital		374,413	635,828	6,808
Retained earnings		1,038,557	1,074,213	11,501
Accumulated other comprehensive loss		(118,437)	(109,132)	(1,169)

Total NHI shareholder’s equity before treasury stock		1,616,298	2,195,402	23,505
Common stock held in treasury, at cost— 56,312,917 shares in 2009 and 50,088,627 shares in 2010		(76,902)	(68,473)	(733)

Total NHI shareholders’ equity		1,539,396	2,126,929	22,772

Noncontrolling interests(1)		12,150	6,085	65
Total equity		1,551,546	2,133,014	22,837

Total liabilities and equity		¥24,837,848	¥32,230,428	$345,080

(1)	Noncontrolling interests, which were previously included in Other liabilities, are classified as equity in accordance with updated guidance for the accounting and reporting of noncontrolling interests which Nomura adopted on April 1, 2009.

The accompanying notes are an integral part of these consolidated financial statements.

NOMURA HOLDINGS, INC.

2. CONSOLIDATED STATEMENTS OF OPERATIONS

		Millions of yen		Translation into millions of U.S. dollars
		Year ended March 31
	Notes	2009	2010	2010
Revenue:
Commissions		¥306,803	¥395,083	$4,230
Fees from investment banking		54,953	121,254	1,298
Asset management and portfolio service fees		140,166	132,249	1,416
Net gain (loss) on trading	*3, 4	(128,339)	417,424	4,469
Gain (loss) on private equity investments		(54,791)	11,906	127
Interest and dividends		331,356	235,310	2,519
Gain (loss) on investments in equity securities		(25,500)	6,042	65
Other		39,863	37,483	402

Total revenue		664,511	1,356,751	14,526
Interest expense		351,884	205,929	2,205

Net revenue		312,627	1,150,822	12,321

Non-interest expenses:
Compensation and benefits		491,555	526,238	5,634
Commissions and floor brokerage		73,681	86,129	922
Information processing and communications		154,980	175,575	1,880
Occupancy and related depreciation		78,480	87,806	940
Business development expenses		31,638	27,333	293
Other		262,558	142,494	1,525

Non-interest expenses, Total		1,092,892	1,045,575	11,194

Income (loss) before income taxes		(780,265)	105,247	1,127

Income tax expense (benefit)	*16	(70,854)	37,161	398

Net income (loss)(1)		¥(709,411)	¥68,086	$729

Less: Net income (loss) attributable to noncontrolling interests		(1,219)	288	3

Net income (loss) attributable to NHI(1)		¥(708,192)	¥67,798	$726

		Yen		Translation into U.S. dollars
Per share of common stock:	*13
Basic—
Net income (loss) attributable to NHI shareholders per share		¥(364.69)	¥21.68	$0.23

Diluted—
Net income (loss) attributable to NHI shareholders per share		¥(366.16)	¥21.59	$0.23

(1)	Net income (loss) is net income (loss) before deducting Net income (loss) attributable to noncontrolling interests. This presentation is in accordance with updated guidance for the accounting and reporting of noncontrolling interests which Nomura adopted on April 1, 2009. Net income (loss) attributable to NHI was previously reported as Net income (loss).

The accompanying notes are an integral part of these consolidated financial statements.

NOMURA HOLDINGS, INC.

3. CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

	Millions of yen		Translation into millions of U.S. dollars
	Year ended March 31
	2009	2010	2010
Common stock
Balance at beginning of year	¥182,800	¥321,765	$3,445
Issuance of common stock	138,965	217,728	2,331
Conversion of convertible bonds	—	55,000	589

Balance at end of year	321,765	594,493	6,365

Additional paid-in capital
Balance at beginning of year	177,227	374,413	4,009
Issuance of common stock	143,482	228,934	2,451
Conversion of convertible bonds	—	55,000	589
Gain (loss) on sales of treasury stock	2,755	5,702	60
Issuance and exercise of common stock options	9,954	(4,242)	(45)
Adjustments to initially apply “Contracts in entity’s own equity”	—	(26,923)	(288)
Beneficial conversion feature relating to convertible bond	40,995	2,959	32
Sale of subsidiary shares to noncontrolling interests	—	561	6
Other net change in additional paid-in capital	—	(576)	(6)

Balance at end of year	374,413	635,828	6,808

Retained earnings
Balance at beginning of year	1,779,783	1,038,557	11,119
Net income (loss) attributable to NHI(1)	(708,192)	67,798	726
Cash dividends	(48,675)	(25,803)	(276)
Adjustments to initially apply “Accounting for uncertainty in income taxes”	—	—	—
Adjustments to initially apply “Accounting for sabbatical leave”	—	—	—
Adjustments to initially apply “Investment company accounting”	—	—	—
Adjustments to initially apply “Fair value measurements”	10,383	—	—
Adjustments to initially apply “The fair value option”	5,258	—	—
Adjustments to initially apply “Contracts in entity’s own equity”	—	(6,339)	(68)
Loss on sales of treasury stock	—	—	—

Balance at end of year	1,038,557	1,074,213	11,501

Accumulated other comprehensive loss
Cumulative translation adjustments
Balance at beginning of year	(28,416)	(73,469)	(787)
Net change during the year	(45,053)	(861)	(9)

Balance at end of year	(73,469)	(74,330)	(796)

NOMURA HOLDINGS, INC.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY—(Continued)

	Millions of yen		Translation into millions of U.S. dollars
	Year ended March 31
	2009	2010	2010
Defined benefit pension plans
Balance at beginning of year	(42,695)	(44,968)	(482)
Pension liability adjustment	(2,273)	10,166	109

Balance at end of year	(44,968)	(34,802)	(373)

Balance at end of year	(118,437)	(109,132)	(1,169)

Common stock held in treasury
Balance at beginning of year	(80,575)	(76,902)	(824)
Repurchases of common stock	(91)	(18)	(0)
Sale of common stock	73	13	0
Common stock issued to employees	3,759	8,275	89
Other net change in treasury stock	(68)	159	2

Balance at end of year	(76,902)	(68,473)	(733)

Total NHI shareholders’ equity
Balance at end of year	¥1,539,396	¥2,126,929	$22,772

Noncontrolling interests(1)
Balance at beginning of year	¥12,978	¥12,150	$129
Cash dividends	(131)	(103)	(1)
Net income (loss) attributable to noncontrolling interests	(1,219)	288	3
Accumulated other comprehensive loss attributable to:
Cumulative translation adjustments	(1,572)	(196)	(2)
Purchase / Sale (Disposition) of subsidiary shares, etc., net	3,071	(2,004)	(21)
Other net change in noncontrolling interests	(977)	(4,050)	(43)

Balance at end of year	12,150	6,085	65

Total equity
Balance at end of year	¥1,551,546	¥2,133,014	$22,837

(1)	Noncontrolling interests, which were previously included in Other liabilities, are classified as equity in accordance with updated guidance for the accounting and reporting of noncontrolling interests which Nomura adopted on April 1, 2009. Net income (loss) attributable to NHI was previously reported as Net income (loss).

The accompanying notes are an integral part of these consolidated financial statements.

NOMURA HOLDINGS, INC.

4. CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

	Millions of Yen		Translation into millions of U.S. dollars
	Year Ended March 31
	2009	2010	2010
Net income (loss)	¥(709,411)	¥68,086	$729
Other comprehensive income (loss):
Change in cumulative translation adjustments, net of tax	(46,625)	(1,057)	(11)
Defined benefit pension plans:
Pension liability adjustment	(5,861)	18,339	197
Deferred income taxes	3,588	(8,173)	(88)

Total	(2,273)	10,166	109

Total other comprehensive income (loss)	(48,898)	9,109	98

Comprehensive income (loss)(1)	(758,309)	77,195	827
Less: Comprehensive income (loss) attributable to noncontrolling interests in subsidiary	(2,791)	92	1

Comprehensive income (loss) attributable to NHI shareholders(1)	¥(755,518)	¥77,103	$826

(1)	Comprehensive income (loss) is comprehensive income (loss) before deducting amounts attributable to noncontrolling interests in accordance with updated guidance for the accounting and reporting of noncontrolling interests which Nomura adopted on April 1, 2009. Comprehensive income (loss) attributable to NHI shareholders was previously reported as Comprehensive income (loss).

The accompanying notes are an integral part of these consolidated financial statements.

NOMURA HOLDINGS, INC.

5. CONSOLIDATED STATEMENTS OF CASH FLOWS

	Millions of yen		Translation into millions of U.S. dollars
	Year ended March 31
	2009	2010	2010
Cash flows from operating activities:
Net income (loss)(1)	¥(709,411)	¥68,086	$729
Adjustments to reconcile net income (loss) to net cash used in operating activities:
Depreciation and amortization	75,780	73,081	782
Stock-based compensation	16,476	9,737	104
(Gain) loss on investments in equity securities	25,500	(6,042)	(65)
Equity in (earnings) loss of affiliates, net of dividends received	12,842	(8,097)	(87)
Loss on disposal of office buildings, land, equipment and facilities	6,107	2,446	26
Deferred income taxes	(83,631)	19,574	210
Changes in operating assets and liabilities:
Time deposits	72,670	348,003	3,726
Deposits with stock exchanges and other segregated cash	(153,059)	142,416	1,525
Trading assets and private equity investments	(3,153,499)	(3,123,679)	(33,444)
Trading liabilities	1,323,314	3,737,079	40,012
Securities purchased under agreements to resell, net of securities sold under agreements to repurchase	1,490,423	(1,437,635)	(15,392)
Securities borrowed, net of securities loaned	(278,318)	(69,472)	(744)
Other secured borrowings	425,886	(1,591,535)	(17,040)
Loans and receivables, net of allowance for doubtful accounts	(1,336,288)	(248,175)	(2,657)
Payables	994,150	139,919	1,498
Accrued income taxes, net	(72,209)	65,718	704
Other, net	630,638	377,806	4,045

Net cash used in operating activities	(712,629)	(1,500,770)	(16,068)

Cash flows from investing activities:
Payments for purchases of office buildings, land, equipment and facilities	(95,978)	(83,079)	(889)
Proceeds from sales of office buildings, land, equipment and facilities	38,799	2,909	31
Payments for purchases of investments in equity securities	(6,236)	(2,318)	(25)
Proceeds from sales of investments in equity securities	2,065	1,272	14
(Increase) decrease in loans receivable at banks, net	28,096	(105,800)	(1,133)
(Increase) decrease in non-trading debt securities, net	(19,415)	(64,586)	(692)
Business combinations or disposals, net	(39,421)	(9,865)	(106)
Increase in investments in affiliated companies, net	(5,965)	(13)	0
Other, net	(850)	(8,163)	(87)

Net cash used in investing activities	(98,905)	(269,643)	(2,887)

Cash flows from financing activities:
Increase in long-term borrowings	2,091,553	3,059,225	32,754
Decrease in long-term borrowings	(1,262,300)	(1,470,978)	(15,749)
Increase (decrease) in short-term borrowings, net	(175,988)	137,076	1,467
Increase (decrease) in deposits received at banks, net	126,520	13,279	142
Proceeds from issuances of common stock	282,447	446,662	4,782
Proceeds from sales of common stock held in treasury	65	10	0
Payments for repurchases of common stock held in treasury	(91)	(18)	0
Payments for cash dividends	(64,924)	(11,130)	(119)
Proceeds from issuances of stock by subsidiaries	2,478	2,404	26

Net cash provided by financing activities	999,760	2,176,530	23,303

Effect of exchange rate changes on cash and cash equivalents	(81,896)	964	10

Net increase in cash and cash equivalents	106,330	407,081	4,358
Cash and cash equivalents at beginning of the year	507,236	613,566	6,570

Cash and cash equivalents at end of the year	¥613,566	¥1,020,647	$10,928

Supplemental disclosure:
Cash paid during the year for—
Interest	¥416,124	¥210,742	$2,256

Income tax payments (refunds), net	¥84,986	¥(62,994)	$(674)

Non cash activities—

Business combinations:

Assets acquired, excluding cash and cash equivalents, and debt assumed were ¥56,168 million, and ¥28,849 million, respectively, for the year ended March 31, 2009. Assets acquired, excluding cash and cash equivalents, and debt assumed were ¥45,981 million ($492 million) and ¥27,663 million ($296 million), respectively, for the year ended March 31, 2010.

Capital lease assets:

The increase in Office buildings, land, equipment and facilities in the consolidated balance sheets includes newly recognized capital lease in the amount of ¥26,572 million ($284 million) during the year ended March 31, 2010.

Reclassification of convertible bonds:

In March 2009, Nomura reclassified the intrinsic value associated with the beneficial conversion feature relating to the Subordinated Unsecured Convertible Bonds No. 1 issued on December 16, 2008 from Long-term borrowings to Additional paid-in capital. As of March 31, 2009, the balance in Additional paid-in capital associated with the beneficial conversion feature was ¥40,995 million, after the effect of deferred taxes.

Conversion of convertible bonds:

During the year ended March 31, 2010, convertible bonds were exercised at the amount of ¥110,000 million ($1,178 million). Accordingly, Common Stock increased by ¥55,000 million ($589 million) and Additional paid-in capital increased by ¥55,000 million ($589 million).

Notes:
(1)	Net income (loss) is net income (loss) before subtracting Net income (loss) attributable to noncontrolling interests in accordance with the updated noncontrolling interests guidance.
(2)	Certain reclassifications of previously reported amounts have been made to conform to the current year presentation.

The accompanying notes are an integral part of these consolidated financial statements.

NOMURA HOLDINGS, INC.

6. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1. Basis of accounting:

In December 2001, Nomura Holdings Inc. (the “Company”) filed a registration statement, in accordance with the Securities Exchange Act of 1934, with the United States Securities and Exchange Commission (“SEC”) in order to list its American Depositary Shares (“ADS”) on the New York Stock Exchange. Since then, the Company has an obligation to file an annual report, Form 20-F, with the SEC in accordance with the Securities Exchange Act of 1934.

Therefore, the Company and other entities in which it has a controlling financial interest (hereinafter collectively referred to as “Nomura”) prepares its consolidated financial statements pursuant to the original section 93 of “Regulations Concerning the Terminology, Forms and Preparation Methods of Consolidated Financial Statements” (Ministry of Finance Ordinance No. 28, 1976) prior to the amendments made to it by the section 2.2 of “Partial Amendments to Regulations Concerning the Terminology, Forms and Preparation Methods of Consolidated Financial Statements” (Ministry of Finance Ordinance No. 73, 2009) in accordance with the accounting principles which are required in order to issue ADS, i.e., the accounting principles generally accepted in the United States of America (“U.S. GAAP”). Also, from the financial quarter commended on July 1, 2009, Nomura adopted the Codification which became the sole source of U.S. GAAP references. All technical references to U.S. GAAP pronouncements within these consolidated financial statements have been replaced with the relevant Codification topic or sub-topic references. See Note 2, “Summary of accounting policies: Basis of presentation” below for further details. The following paragraphs describe the major differences between U.S. GAAP which Nomura adopts and accounting principles generally accepted in Japan (“Japanese GAAP”), and where the significant differences exist, the amount of effect to income before income taxes pursuant to Japanese GAAP.

Scope of consolidation—

Under U.S. GAAP, the scope of consolidation is mainly determined by the ownership of a majority of the voting interest in an entity and by identifying the primary beneficiary. Under Japanese GAAP, the scope of consolidation is determined by “Financial controlling model”, taking into account of factors other than ownership level of voting interest in an entity.

In addition, U.S. GAAP provides the definition of investment companies for which the audit and accounting guide applies, and these entities that are subject to such guide carry all of their investments at fair value, with changes in fair value recognized through the consolidated statement of operations. Under Japanese GAAP, under situations such as where a venture capital holds other companies’ shares for trading and investment promotion purposes, such companies are not considered as subsidiaries even if such shareholding otherwise meets the control criteria.

Unrealized gains and losses on investments in equity securities—

Under U.S. GAAP applicable to broker-dealers, minority investments in equity securities are measured at fair value with changes in fair value recognized in the consolidated statements of operations. Under Japanese GAAP, these investments are also measured at fair value, but unrealized gains and losses, net of applicable income taxes, are reported in a separate component of net assets. Income before income taxes prepared under Japanese GAAP, therefore, does not reflect ¥23,137 (loss) and ¥9,407 million (gain) for the year ended March 31, 2009 and 2010, respectively.

Unrealized gains and losses on non-trading debt securities—

Under U.S. GAAP applicable to broker-dealers, unrealized gains and losses on non-trading debt securities are measured at fair value with changes in fair value recognized in the consolidated statements of operations. Under Japanese GAAP, unrealized gains and losses on non-trading debt securities, net of applicable income taxes, are reported in a separate component of net assets.

Retirement and severance benefit—

Under U.S. GAAP, gains or losses resulting from either experience that is different from an actuarial assumption or a change in assumption is amortized over the average remaining service period of employees when such gain or loss at the beginning of the year exceeds the “Corridor” which is defined as 10% of the larger of projected benefit obligation or the fair value of plan assets. Further, U.S. GAAP requires recognition of the funded status of postretirement plans as an asset or a liability, measured as the difference between the fair value of the plan asset and the benefit obligation. Under Japanese GAAP, the gain or loss is amortized over a certain period regardless of the Corridor.

Amortization of goodwill and equity method goodwill—

        Under U.S. GAAP, goodwill must not be amortized and must be tested for impairment periodically. Under Japanese GAAP, goodwill must be amortized over certain periods within 20 years based on the straight-line method. Therefore, the difference compared with Japanese GAAP has an impact of ¥1,446 million (gain) and ¥6,511 million (gain) for the year ended March 31, 2009 and 2010 on Income before income taxes, respectively.

Changes in the fair value of derivative contracts—

Under U.S. GAAP, all derivative contracts, including derivative contracts that have been designated as hedges to specific assets or specific liabilities, are valued at fair value, and changes in the fair value of derivative contracts are recognized in the statements of operations or other comprehensive income. Under Japanese GAAP, derivative contracts that have been entered into for hedging purposes are valued at fair value and changes in the fair value of derivative contracts are recognized in net assets.

Fair value for financial assets and financial liabilities—

Under U.S. GAAP, the fair value option may be elected for eligible financial assets and liabilities which are otherwise not to be measured at fair value (“the fair value option”). If an entity elects the fair value option, changes in the fair value in subsequent reporting periods must be recognized through earnings. Under Japanese GAAP, the fair value option is not permitted. Therefore, under Japanese GAAP, Income before income taxes does not reflect ¥21,575 million (profit) and ¥13,925 million (loss) for the year ended March 31, 2009 and 2010, respectively. In addition, non-marketable stocks which are valued at fair value in the consolidated financial statements shall be valued at cost except in case of impairment loss recognition under Japanese GAAP.

Offsetting of amounts related to certain contracts—

U.S. GAAP allows an entity that is party to a master netting arrangement to offset fair value amounts recognized for the right to reclaim cash collateral (a receivable) or the obligation to return cash collateral (a payable) against fair value amounts recognized for derivative instruments that have been offset under the same master netting arrangement. Japanese GAAP does not allow such offsetting of amounts.

Stock issuance costs—

Under U.S. GAAP, the stock issuances costs are deducted from the capital. Under Japanese GAAP, the paid in amount before deduction of stock issuance costs is recorded as capital and the stock issuance costs are either immediately expensed at once or capitalized as deferred asset and amortized over up to three years.

Convertible bonds—

Under U.S. GAAP, if an embedded derivative contained in a convertible bond is indexed to the issuing entity’s own stock, such embedded derivative is not bifurcated from the host bond and the entire bond together with such embedded derivative is recorded as a liability; and if an embedded derivative is not considered as indexed to its own stock, the derivative component must be bifurcated. If the conversion price is lower than the market price at the bond issuance, the intrinsic value of such a conversion feature is valued separately from the host bond and recorded in Additional-paid-in capital, and the difference from the bond’s redemption amount is amortized over the life of the bond and recorded as an interest expense. Under Japanese GAAP, the convertible bond proceeds can be treated as the straight bond issuance where the entire proceeds covering both the value of the convertible feature and the value of the host bond are recorded entirely (“whole method”), or alternatively, the value of conversion feature is separated from the value of the host bond upon the convertible bond issuance and the portion of bond proceeds applicable to the value of bond is accounted for in accordance with the straight bond issuance and the value of the convertible feature is recorded as “stock acquisition rights” in net assets (“separation method”).

Accounting for change in controlling interest in consolidated subsidiary’s shares—

Under U.S. GAAP, when the parent’s ownership interest decreases as a result of sales of the subsidiary’s common shares by the parent and such subsidiary becomes an equity method investee, the parent’s remaining investment in the former subsidiary is measured at fair value as of the date of loss of controlling interest and the related valuation gain or loss is recognized. Under Japanese GAAP, the remaining investment on the parent’s consolidated balance sheet is computed as the investment valuation amount computed under the equity method of accounting, which is equal to the sum of the carrying amount of investment in the equity method investee recorded in the parent’s stand-alone balance sheet and the result derived via multiplying the adjustments to such investment recorded during the period from the initial date of acquisition of subsidiary to the date of loss of control by the ratio of the remaining share holding percentage against the holding percentage prior to the loss of control.

2. Summary of accounting policies:

Description of business—

The Company and its broker-dealer, banking and other financial services subsidiaries provide investment, financing and related services to individual, institutional and government customers on a global basis.

Nomura structures its business segments based upon the nature of specific products and services, its main customer base and its management structure. Nomura reports operating results in five business segments: Retail, Global Markets, Investment Banking, Merchant Banking and Asset Management.

In its Retail business, Nomura provides investment consultation services mainly to individual customers in Japan. In its Global Markets business, Nomura is engaged in the sales and trading of debt and equity securities and currencies on a global basis to institutions domestically and abroad. In the Investment Banking business, Nomura provides investment banking services such as the underwriting of bonds and equities as well as mergers and acquisition and financial advice. In its Merchant Banking business, Nomura invests in private equity businesses and seeks to maximize returns on the investments by increasing the corporate value of investee companies. In its Asset Management business, Nomura develops and manages investment trusts, and provides investment advisory services.

Subsequent events

In April 2010, Nomura established the Wholesale Division, encompassing the Global Markets Division, the Investment Banking Division, and the Merchant Banking Division. Therefore, Nomura currently has three divisions: Retail Division, Wholesale Division, and Asset Management Division.

Basis of presentation—

Effective from the financial quarter commenced on July 1, 2009, Nomura adopted the FASB Codification as required by ASC 105 “Generally Accepted Accounting Principles” (“ASC 105”) and Accounting Standards Updates (“ASU”) 2009-01 “Topic 105—Generally Accepted Accounting Principles”. The primary objective of the Codification is to simplify access to all authoritative literature related to a particular topic in one place by replacing former authoritative guidance provided from different sources in various pronouncements such as Statement of Financial Accounting Standards, Emerging Issue Task Force Abstracts, FASB Interpretations, FASB Staff Positions, AICPA Statements of Position and Industry Guides. Further, effective July 1, 2009, any changes to the Codification are communicated by the FASB through an ASU.

As the Codification is not intended to change U.S. GAAP but rather consolidates it into a single set of rules, adoption of the Codification by the Company has not had a material financial impact on these consolidated financial statements. All technical references to U.S. GAAP pronouncements within these consolidated financial statements have been replaced with the relevant Codification topic or sub-topic references.

These consolidated financial statements include the accounts of the Company and other entities in which it has a controlling financial interest. The Company initially determines whether it has a controlling financial interest in an entity by evaluating whether the entity is a variable interest entity (“VIE”) under ASC 810, “Consolidation” (“ASC 810”). VIEs are entities in which equity investors do not have the characteristics of a controlling financial interest or which do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support. The Company consolidates VIEs where Nomura is the primary beneficiary, generally defined as the enterprise that will absorb a majority of the expected losses or receive a majority of the expected residual returns of the entity, or both. For entities other than VIEs, Nomura is generally determined to have a controlling financial interest in an entity when it owns a majority of the voting interest. Additionally, the Company does not consolidate certain special purpose entities utilized for securitization transactions if they meet the definition of a qualifying special purpose entity (“QSPE”).

Equity investments in entities in which Nomura has significant influence over operating and financial decisions (generally defined as 20 to 50 percent of the voting stock of a corporate entity, or at least 3 percent of a limited partnership) are accounted for under the equity method of accounting and reported in Other assets—Investments in and advances to affiliated companies or at fair value by electing the fair value option permitted by ASC 825 “Financial Instruments” (“ASC 825”) and reported in Trading assets or Private equity investments. Investments undertaken by Nomura’s Merchant Banking business are reported in Private Equity Investments. Other investments are reported in Trading assets. Equity investments in which Nomura has neither control nor significant influence are carried at fair value, with changes in fair value recognized currently through the consolidated statements of operations.

Certain entities in which the Company has a financial interest are investment companies under ASC 946 “Financial Services—Investment Companies” (“ASC 946”). These entities, including subsidiaries such as Nomura Principal Finance Co., Ltd. (“NPF”), carry all of their investments at fair value, with changes in fair value recognized through the consolidated statements of operations.

The Company’s principal subsidiaries include Nomura Securities Co., Ltd., Nomura Securities International, Inc. and Nomura International plc.

All material intercompany transactions and balances have been eliminated on consolidation. Certain reclassifications of previously reported amounts have been made to conform to the current year presentation.

Use of estimates—

In presenting these consolidated financial statements, management makes estimates regarding the valuation of certain financial instruments and investments, the outcome of litigation and tax examinations, the recovery of the carrying value of goodwill, the allowance for doubtful accounts, the realization of deferred tax assets and other matters that affect the reported amounts of assets and liabilities as well as the disclosures in these consolidated financial statements. Estimates, by their nature, are based on judgment and available information. Therefore, actual results may differ from estimates which could have a material impact on these consolidated financial statements, and it is possible that such adjustments could occur in the near term.

Fair value of financial instruments—

A significant amount of Nomura’s financial assets and financial liabilities are carried at fair value, with changes in fair value recognized through the consolidated statements of operations on a recurring basis. Use of fair value is either specifically required under U.S. GAAP or Nomura makes an election to use fair value for certain eligible items under the fair value option.

Other financial assets and financial liabilities are carried at fair value on a nonrecurring basis, where the primary measurement basis is not fair value. Fair value is only used in specific circumstances such as to measure impairment.

In all cases, fair value is determined in accordance with ASC 820, “Fair Value Measurements and Disclosures” (“ASC 820”) which defines fair value as the amount that would be exchanged to sell a financial asset or transfer a financial liability in an orderly transaction between market participants at the measurement date. It assumes that the transaction occurs in Nomura’s principal market, or in the absence of a principal market, the most advantageous market for the relevant financial asset or financial liability. See Note 3, “Fair value of financial instruments” below for more information regarding how Nomura estimates fair value for specific types of financial instruments used in the ordinary course of business.

Private equity business—

Private equity investments are generally carried at fair value, with changes in fair value recognized through the consolidated statements of operations. See Note 5, “Private equity business” for further discussion.

Transfers of financial assets—

Nomura accounts for the transfer of a financial asset as a sale when Nomura relinquishes control over the asset by meeting the following conditions: (a) the asset has been isolated from the transferor (even in bankruptcy or other receivership), (b) the transferee has the right to pledge or exchange the asset received, or if the transferee is a QSPE, the holders of its beneficial interests have the right to pledge or exchange the beneficial interests held and (c) the transferor has not maintained effective control over the transferred asset.

In connection with its securitization activities, Nomura utilizes special purpose entities (“SPEs”) to securitize commercial and residential mortgage loans, government and corporate securities and other types of financial assets. Nomura’s involvement with SPEs includes structuring and underwriting, distributing and selling debt instruments and beneficial interests issued by SPEs to investors. Nomura derecognizes financial assets transferred in securitizations provided that Nomura has relinquished control over such assets and does not consolidate the SPE. Nomura may obtain or retain an interest in the financial assets, including residual interests in the SPEs dependent upon prevailing market conditions. Any such interests are accounted for at fair value and included in Trading assets within the consolidated balance sheets with the change in fair value included in Revenue—Net gain (loss) on trading in the consolidated statements of operations.

Foreign currency translation—

The financial statements of the Company’s subsidiaries are measured using their functional currency which is the currency of the primary economic environment in which the entity operates. All assets and liabilities of subsidiaries which have a functional currency other than Japanese yen are translated into Japanese yen at exchange rates in effect at the balance sheet date; all revenue and expenses are translated at the average exchange rates for the respective years and the resulting translation adjustments are accumulated and reported as Accumulated other comprehensive loss in NHI shareholders’ equity.

Foreign currency assets and liabilities are translated at exchange rates in effect at the balance sheet date and the resulting translation gains or losses are credited or charged to the consolidated statements of operations.

Fee revenue—

Revenue—Commissions includes amounts charged for executing brokerage transactions accrued on a trade date basis and are included in current period earnings. Revenue—Fees from investment banking includes securities underwriting fees and other corporate financing services fees. Underwriting fees are recorded when services for underwriting are completed. All other fees are recognized when related services are performed. Revenue—Asset management and portfolio service fees are accrued over the period that the related services are provided or when specified performance requirements are met.

Trading assets and trading liabilities—

Trading assets and Trading liabilities primarily comprise debt and equity securities, derivatives, and loans.

Trading assets and Trading liabilities, including contractual commitments arising pursuant to derivative transactions, are recognized on the consolidated balance sheets on a trade date basis and carried at fair value with changes in fair value recognized within Revenue—Net gain (loss) on trading in the consolidated statements of operations.

Collateralized agreements and collateralized financing—

Collateralized agreements consist of resale agreements and securities borrowed. Collateralized financing consists of repurchase agreements, securities loaned and other secured borrowings.

Resale and repurchase agreements (“repo transactions”) principally involve the buying or selling of government and government agency securities under agreements with customers to resell or repurchase these securities to or from those customers. Nomura monitors the value of the underlying securities on a daily basis relative to the related receivables and payables, including accrued interest, and requests or returns additional collateral when appropriate. Repo transactions are generally accounted for as collateralized agreements or collateralized financing transactions and are recorded on the consolidated balance sheets at the amount at which the securities were originally acquired or sold with applicable accrued interest, as appropriate.

Repo transactions where the maturity of the security transferred as collateral matches the maturity of the repo transaction (“repo-to-maturity transactions”) are accounted for as sales rather than collateralized financings where the criteria for derecognition of the securities transferred under ASC 860 “Transfers and Servicing” (“ASC 860”) are met. The amounts of securities derecognized from the consolidated balance sheets under repo-to-maturity transactions as of March 31, 2009 and 2010 was ¥nil and ¥185,047 million, respectively.

Japanese “Gensaki” transactions which have no margin requirements nor substitution rights have also been historically accounted for as sales where the criteria for derecognition of the transferred financial assets under ASC 860 are met. The amounts of securities derecognized from the consolidated balance sheets under Gensaki transactions as of March 31, 2009 and 2010 was not significant. These transactions have largely been replaced with “Gensaki Repo transactions” which have been more common in Japanese financial markets since 2001. Unlike Gensaki transactions, Gensaki Repo transactions contain margin requirements, rights of security substitution, and certain restrictions on the customer’s right to sell or repledge the transferred securities. Accordingly, Gensaki Repo transactions are accounted for as collateralized agreements or collateralized financing transactions and are recorded on the consolidated balance sheets at the amount that the securities were originally acquired or sold with applicable accrued interest, as appropriate.

Repo transactions (including Gensaki Repo transactions) are presented in the consolidated balance sheets net-by-counterparty, where offsetting is consistent with ASC 210-20 “Balance Sheet—Offsetting” (“ASC 210-20”).

Securities borrowed and securities loaned are generally accounted for as collateralized agreements and collateralized financing transactions, respectively. Securities borrowed and securities loaned are generally cash collateralized and are recorded on the consolidated balance sheets at the amount of cash collateral advanced or received. Securities borrowed transactions generally require Nomura to provide the counterparty with collateral in the form of cash or other securities. For securities loaned transactions, Nomura generally receives collateral in the form of cash or other securities. Nomura monitors the market value of the securities borrowed or loaned and requires additional cash or securities, as necessary, to ensure that such transactions are adequately collateralized.

Certain Japanese securities lending transactions are accounted for as sales where the criteria for derecognition of the transferred financial assets under ASC 860 are met. The amounts of securities derecognized from the consolidated balance sheets under these transactions as of March 31, 2009 and 2010 was ¥174,567 million and ¥153,808 million, respectively.

Other secured borrowings consist primarily of secured borrowings from financial institutions and central banks in the inter-bank money market, and are recorded at contractual amounts.

Trading balances of secured borrowings consist of the liabilities related to transfers of financial assets that are accounted for as secured financing transactions rather than sales and are included in the consolidated balance sheets in Short-term borrowings and Long-term borrowings. The fair value option is generally elected for these transactions, which are carried at fair value on a recurring basis. See Note 8, “Securitization and Variable Interest Entities (VIEs)” and Note 12, “Borrowings” for further information regarding these transactions.

On the consolidated balance sheets, all Nomura-owned securities pledged to counterparties where the counterparty has the right to sell or repledge the securities, including Gensaki Repo transactions, are shown parenthetically in Trading assets as Securities pledged as collateral.

Derivatives—

Nomura uses a variety of derivative financial instruments, including futures, forwards, swaps and options, for trading and non-trading purposes. All derivatives are carried at fair value, with changes in fair value recognized through the consolidated statements of operations.

Trading

Derivative financial instruments used for trading purposes are carried at fair value with changes in fair value recognized currently within Revenue—Net gain (loss) on trading. Derivative assets and liabilities are presented in the consolidated balance sheets on a net-by-counterparty basis where offsetting is consistent with ASC 210-20. In addition, fair value amounts recognized for the right to reclaim cash collateral (a receivable) and the obligation to return cash collateral (a payable) are also offset against net derivative liabilities and net derivative assets, respectively.

Non-trading

In addition to its trading activities, Nomura uses derivative financial instruments to manage interest rate risk or to modify the interest rate characteristics of certain financial liabilities.

These derivative financial instruments are linked to specific financial liabilities and are designated as hedges as they are effective in reducing the risk associated with the exposure being hedged, and they are highly correlated with changes in the fair value of the underlying hedged item, both at inception and throughout the life of the hedge contract. Nomura applies fair value hedge accounting to these hedging transactions, and the relating unrealized profits and losses are recognized together with those of the hedged liabilities as interest revenue or expense.

Certain derivatives embedded in hybrid financial instruments are bifurcated from the host contract, such as securities and certificates of deposit and are carried at fair value and presented separately but in the same consolidated balance sheets line item as the host contract. Changes in the fair value of these embedded derivatives are recognized within Revenue—Net gain (loss) on trading. Derivatives used to economically hedge these instruments are also carried at fair value, with changes in fair value recognized within Revenue—Net gain (loss) on trading.

Loans receivable—

Loans receivable are loans which management intends to hold for the foreseeable future and consist primarily of “loans at banks”, “financing activity loans”, “margin transaction loans” and “inter-bank money market loans”. Loans receivable are either carried at amortized cost or at fair value. Interest earned on Loans receivable is generally recognized within Revenue—Interest and dividends. Amortized cost represents cost adjusted for deferred fees or costs on originated loans, unamortized premiums or discounts on purchased loans and after deducting applicable allowances for loan losses. Loan origination fees, net of direct origination costs, are amortized to Revenue—Interest and dividends as an adjustment to yield over the life of the loan.

Loans at banks are loans receivable in connection with banking activities undertaken by banking subsidiaries such as The Nomura Trust & Banking Co., Ltd, Nomura Singapore Limited and Nomura Bank International plc.

Financing activity loans are loans receivable in connection with financing activities undertaken by non-banking subsidiaries.

Margin transaction loans are loans receivable from customers in connection with stock brokerage activities. These loans are usually collateralized by customers’ securities and customers’ deposits.

Inter-bank money market loans are loans receivable from financial institutions in the inter-bank money market, where overnight and intra-day financings are traded through money market dealers.

Management establishes an allowance for loan losses against these loans, which is disclosed within the Allowance for doubtful accounts and which reflects management’s best estimate of probable losses incurred. The allowance for loan losses comprises a specific component for loans which have been specifically identified as impaired and a general component for loans which, while not specifically identified as impaired, are collectively assessed for impairment based on historical loss experience.

The specific component of the allowance for loan losses reflects probable losses incurred within loans which have been specifically identified as impaired. A loan is defined as being impaired when, based on current information and events, it is probable that all amounts due according to the contractual terms of the loan agreement will not be collected. Factors considered by management in determining impairment include an assessment of the ability of borrowers to pay by considering various factors such as the nature of the loan, prior loan loss experience, current economic conditions, the current financial situation of the borrower, and the fair value of any underlying collateral. Loans that experience insignificant payment delays and payment shortfalls are not classified as impaired. The allowance is measured on a loan by loan basis by adjusting the carrying value of the impaired loan to either the present value of expected future cash flows discounted at the loan’s effective interest rate, the loan’s obtainable market price, or the fair value of the collateral if the loan is collateral dependent.

The general component of the allowance for loan losses is for loans not specifically identified as impaired and includes judgment about collectability based on available information at the balance sheet date, and the uncertainties inherent in those underlying assumptions. The allowance is measured taking into consideration historical loss experience adjusted for qualitative factors such as current economic conditions.

While management has based its estimate of the allowance for loan losses on the best information available, future adjustments to the allowance for loan losses may be necessary as a result of changes in the economic environment or variances between actual results and the original assumptions.

Certain loans which are risk managed on a fair value basis are elected to be carried at fair value. Nomura elects the fair value option to mitigate volatility in the consolidated statements of operations caused by the difference in measurement basis that would otherwise exist between the loans and the derivatives used to risk manage those loans.

Changes in the fair value of loans receivable elected for the fair value option are reported within Revenue—Net gain (loss) on trading in the consolidated statements of operations.

Other receivables—

Receivables from customers include amounts receivable on customer securities transactions and Receivables from other than customers include amounts receivable for securities not delivered to a purchaser by the settlement date (“fails to deliver”), margin deposits, commissions, and net receivables arising from unsettled securities transactions.

An allowance for doubtful accounts is provided for these receivables and included in Allowance for doubtful accounts which reflects management’s best estimate of probable losses incurred within receivables which have been specifically identified as impaired.

Payables and deposits—

Payables to customers include amounts payable on customer securities transactions and are generally measured at contractual amounts due.

Payables to other than customers include payables to brokers and dealers for securities not received from a seller by the settlement date (“fails to receive”) and net payables arising from unsettled securities transactions. Amounts are measured at contractual amounts due.

Deposits received at banks represent amounts held on deposit within Nomura’s banking subsidiaries and are measured at contractual amounts due.

Office buildings, land, equipment and facilities—

Office buildings, land, equipment and facilities, held for use by Nomura are stated at cost, net of accumulated depreciation and amortization, except for land, which is stated at cost. Significant renewals and additions are capitalized at cost. Maintenance, repairs and minor renewals are expensed as incurred in the consolidated statements of operations.

Depreciation and amortization charges are generally computed using the straight-line method and at rates based on estimated useful lives of each asset according to general class, type of construction and use. The estimated useful lives for significant asset classes are as follows:

Office buildings	15 to 50 years
Equipment and installations	3 to 15 years
Software	Up to 5 years

Depreciation and amortization is included in Non-interest expenses—Information processing and communications in the amount of ¥56,429 million, ¥51,924 million, and in Non-interest expenses—Occupancy and related depreciation in the amount of ¥19,351 million, and ¥21,157 million for the years ended March 31, 2009 and 2010, respectively.

Long-lived assets, excluding goodwill and indefinite-lived intangible assets, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. If the estimated future undiscounted cash flow generated by the asset is less than the carrying amount of the asset, a loss is recognized to the extent that the carrying value exceeds its fair value.

Nomura recorded non-cash impairment charges of ¥2,656 million, and ¥194 million substantially related to write-downs of software, office buildings, land, equipment, facilities, and other assets for the years ended March 31, 2009 and 2010, respectively. These losses are included in the consolidated statements of operations in Non-interest expenses—Other. The revised carrying values of these assets were based on the estimated fair value of the assets.

Investments in equity securities—

Nomura holds minority stakes in the equity securities of unaffiliated Japanese financial institutions and corporations in order to promote existing and potential business relationships. These companies will also often have similar investments in Nomura. Such cross-holdings are a customary business practice in Japan and provide a way for companies to manage the shareholder relationships.

These investments, which Nomura refers to as being held for operating purposes, are carried at fair value within Other assets—Investments in equity securities in the consolidated balance sheets, with changes in fair value recognized within Revenue—Gain (loss) on investments in equity securities in the consolidated statements of operations. These investments comprise listed and unlisted equity securities in the amounts of ¥81,053 million and ¥37,849 million, respectively, as of March 31, 2009 and ¥89,045 million and ¥33,903 million, respectively, as of March 31, 2010.

Non-trading debt securities—

Non-trading debt securities consist of debt securities mainly held by non-trading subsidiaries. Non-trading debt securities are carried at fair value, with changes in fair value recognized within Revenue—Other in the consolidated statements of operations.

Short-term and long-term borrowings—

Short-term and long-term borrowings primarily consist of commercial papers, bank borrowings, structured notes issued by Nomura and SPEs consolidated by Nomura, and financial liabilities recognized in transactions which are accounted for as financings under ASC 860 (“secured financing transactions”). Of these financial liabilities, certain structured notes and secured financing transactions are accounted for at fair value on a recurring basis through election of the fair value option. Others are carried at amortized cost.

Structured notes—

Structured notes are debt securities which contain embedded features (often meeting the accounting definition of a derivative) that alter the return to the investor from simply receiving a fixed or floating rate of interest to a return that depends upon some other variable(s) such as an equity or equity index, commodity price, foreign exchange rate, credit rating of a third party or more complex interest rate calculation.

All structured notes issued by Nomura on or after April 1, 2008 are carried at fair value on a recurring basis through election of the fair value option. This blanket election for structured notes is made primarily to mitigate the volatility in the consolidated statements of operations caused by differences in the measurement basis for structured notes and the derivatives used to risk manage those positions and to generally simplify the accounting Nomura applies to these financial instruments.

Certain structured notes outstanding as of March 31, 2008 were already measured at fair value but others continue to be accounted for by Nomura by bifurcating the embedded derivative from the associated debt host contract. The embedded derivative is accounted for at fair value and the debt host contract is accounted for at amortized cost.

Changes in the fair value of structured notes elected for the fair value option and bifurcated embedded derivatives are reported within Revenue—Net gain (loss) on trading in the consolidated statements of operations.

Income taxes—

Deferred tax assets and liabilities are recorded for the expected future tax consequences of tax loss carryforwards and temporary differences between the carrying amounts and the tax bases of assets and liabilities based upon enacted tax laws and tax rates. Nomura recognizes deferred tax assets to the extent it believes that it is more likely than not that a benefit will be realized. A valuation allowance is provided for tax benefits available to Nomura that are not deemed more likely than not to be realized.

Nomura recognizes and measures unrecognized tax benefits based on Nomura’s estimate of the likelihood, based on the technical merits, that tax positions will be sustained upon examination based on the facts and circumstances and information available at the end of each period. Nomura adjusts the level of unrecognized tax benefits when there is more information available, or when an event occurs requiring a change. The reassessment of unrecognized tax benefits could have a material impact on Nomura’s effective tax rate in the period in which it occurs.

Stock-based compensation—

Stock-based compensation cost is determined either by using option pricing models intended to estimate the fair value of the awards at the grant date or by calculating the fair value of the award at the grant date based on the market price at the grant date and the exercise price. Compensation cost is recognized over the requisite service period, which generally is equal to the vesting period.

Earnings per share—

The computation of basic earnings per share is based on the average number of shares outstanding during the year. Diluted earnings per share reflects the assumed conversion of all dilutive securities based on the most advantageous conversion rate or exercise price available to the investors, and assuming conversion of convertible debt under the if-converted method.

Cash and cash equivalents—

Nomura defines cash and cash equivalents as cash on hand and demand deposits with banks.

Goodwill and intangible assets—

Goodwill and intangible assets not subject to amortization are reviewed annually, or more frequently in certain circumstances, for impairment. Goodwill is the cost of acquired companies in excess of the fair value of identifiable net assets at acquisition date. Nomura periodically assesses the recoverability of goodwill by comparing the fair value of each reporting unit to which goodwill relates to the carrying amount of the reporting unit including goodwill. If such assessment indicates that the fair value is less than the related carrying amount, a goodwill impairment determination is made. Identifiable intangible assets with finite lives are amortized over their expected useful lives.

Restructuring costs—

Costs associated with an exit activity are recognized at fair value in the period in which the liability is incurred. Such costs include one-time termination benefits provided to employees, costs to terminate certain contracts and costs to relocate employees. Termination benefits provided to employees as part of ongoing benefit arrangements are recognized as liabilities during the period in which it is probable that Nomura has incurred a loss, and the amount of the loss can be reasonably estimated.

Restructuring costs of a plan to either exit an activity of a company acquired by Nomura or involuntarily terminate or relocate employees of an acquired company are recognized as liabilities assumed in a business combination only if an obligation to incur the costs associated with these activities existed at the acquisition date.

For business combinations consummated prior to April 1, 2009, costs associated with restructurings initiated by Nomura as acquirer were also recognized as liabilities assumed in a business combination provided management committed to, formulated and communicated its detailed restructuring plan to affected employees within one year of acquisition date.

New accounting pronouncements recently adopted—

The following new accounting pronouncements relevant to Nomura have been adopted during the year ended March 31, 2010:

Expanded disclosures regarding fair value measurements

On January 1, 2010, Nomura adopted amendments to ASC 820 required by ASU No. 2010-06 “Improving Disclosures about Fair Value Measurements” (“ASU 2010-06”) which expands the disclosures requirements of ASC 820. ASU 2010-06 requires additional disclosures regarding the amounts of significant transfers in and out of Level 1 and 2 of the fair value hierarchy and the reasons for the transfers between Levels. It also requires information about purchases, sales, issuances and settlements of Level 3 instruments to be provided on a gross basis. ASU 2010-06 also clarifies existing fair-value measurement disclosure guidance about the level of disaggregation required for disclosures made regarding the fair value hierarchy, inputs, and valuation techniques.

The new disclosures and clarifications of existing disclosures were required to be implemented for interim or annual periods beginning after December 15, 2009, which for Nomura was the fourth quarter commenced on January 1, 2010. Gross information on purchases, sales, issuances and settlements are required in fiscal years beginning after December 15, 2010 which for Nomura will be within the fiscal year commencing on April 1, 2011 and interim periods within that fiscal year.

Because the ASU only introduces new disclosures and does not impact upon how Nomura calculates fair value, adoption of the currently effective portions has not had a material impact on these consolidated financial statements, nor will adoption of the pending portions have a material impact in the upcoming fiscal year. See Note 3, “Fair value of financial instruments” within these consolidated financial statements where the new and clarified disclosures have been made.

Valuation methodology for investments in certain entities that calculate net asset value (“NAV”) per share

On October 1, 2009, Nomura adopted amendments to ASC 820 required by ASU No. 2009-12 “Investments in Certain Entities That Calculate Net Asset Value per Share (or Its Equivalent)” (“ASU 2009-12”) which amends ASC 820 by permitting the measurement of fair value of certain investments on the basis of NAV per share as a practical expedient if certain criteria are met. ASU 2009-12 only applies to investments in investment companies and similar entities which do not have a readily determinable fair value. The ASU also provides additional guidance regarding how such investments should be classified in the fair value hierarchy and requires additional disclosures irrespective of whether the practical expedient is used.

Nomura now uses the practical expedient permitted by the ASU in the valuation of certain fund investments and also uses the guidance in the ASU to classify certain investments in the fair value hierarchy. Adoption of these amendments has not had a material impact on these consolidated financial statements. See Note 3 “Fair value of financial instruments” in these consolidated financial statements where the fair value hierarchy and new disclosures have been made.

Measuring liabilities at fair value

On October 1, 2009, Nomura adopted amendments to ASC 820 required by ASU No. 2009-05, “Measuring Liabilities at Fair Value” (“ASU 2009-05”), which provides new guidance for determining the fair value of both financial and non-financial liabilities when a fair value measurement is used. It provides valuation methods and a hierarchy for their use and clarifies that restrictions preventing the transfer of a liability should not be considered as a separate input or adjustment in the measurement of fair value. Nomura now uses the hierarchy in the valuation of financial liabilities such as structured notes elected for the fair value option.

Adoption of these amendments has not had a material impact on these consolidated financial statements. See Note 3, “Fair value of financial instruments” in these consolidated financial statements where more guidance regarding the fair value of financial liabilities is provided.

Decrease in ownership interests in subsidiaries

On October 1, 2009, Nomura adopted amendments to ASC 810 required by ASU No. 2010-02, “Accounting and Reporting for Decreases in Ownership of a Subsidiary” (“ASU 2010-02”), which clarifies when certain guidance contained within ASC 810 regarding decreases in ownership interests in subsidiaries that result in a change in control and a resulting gain or loss for various fact patterns. ASU 2010-02 clarifies that certain provisions of ASC 810 apply only to subsidiaries that are businesses, including situations where a business is transferred to an equity method investee or joint venture. Furthermore, these provisions would not apply to in-substance real estate transactions. ASU 2010-02 also requires new disclosures regarding determination of fair value in situations where a change in control occurs resulting in a gain or loss, including where an entity achieves a business combination by acquiring control in stages over time.

Adoption of these amendments has not had a material impact on these consolidated financial statements.

Accounting for nonderivative contracts by broker-dealers

In September 2009, Nomura adopted amendments to ASC 940 “Financial Services—Broker and Dealers” (“ASC 940”) required by ASU No. 2009-10 “Broker and Dealers: Investments—Other—Amendment to Subtopic 940-325” (“ASU 2009-10”), which clarifies how broker-dealers such as Nomura should account for energy trading contracts that do not meet the accounting definition of a derivative. ASU 2009-10 was issued to ensure consistent accounting for nonderivative energy trading contracts by broker-dealers and specifically to clarify related provisions of ASC 940.

Adoption of these amendments has not had a material impact on these consolidated financial statements.

Enhanced disclosures about pension plan assets

On April 1, 2009, Nomura adopted new disclosure requirements included in ASC 715-20 “Compensation—Retirement Benefits-Defined Benefit Plans” (“ASC 715-20”). ASC 715-20 increases the information to be disclosed about plan assets by aligning these disclosures with those made for other financial assets. In particular, plan assets must be separated into the three fair value hierarchy levels and a roll forward of the changes in fair value of plan assets classified as Level 3 must be provided.

Adoption of the new requirements in ASC 715-20 has not had a material impact on these consolidated financial statements as these are only new disclosures and the requirements do not impact upon the accounting treatment of plan assets or benefit obligations. See Note 14, “Employee benefit plans” within these consolidated financial statements where the relevant new disclosures have been made.

Subsequent events

On April 1, 2009, Nomura adopted ASC 855 “Subsequent Events” (“ASC 855”), which provides new guidance regarding the accounting treatment and disclosure of events occurring after the balance sheet date but before financial statements are issued or available to be issued.

In February 2010, Nomura adopted amendments to ASC 855 required by ASU No. 2010-09 “Amendments to Certain Recognition and Disclosure Requirements” (“ASU 2010-09”) which was issued to address the interaction of ASC 855 with certain SEC reporting requirements.

Adoption of ASC 855 amended by ASU 2010-09 has not had a material impact on these consolidated financial statements.

Accounting for noncontrolling interests

On April 1, 2009, Nomura adopted new guidance for the accounting and reporting for noncontrolling interests in financial statements included in ASC 810. The new guidance re-characterizes minority interests in consolidated subsidiaries as non-controlling interests and requires the classification of non-controlling interests as a component of equity (rather than as a liability or as mezzanine equity). Under the new guidance, a change in control is measured at fair value. The new guidance also provides guidance on the accounting for transactions between an entity and noncontrolling interests. The new guidance is applied prospectively as of the beginning of the fiscal year in which it is initially applied, except for the presentation and disclosure requirements which are applied retrospectively for all periods presented. Nomura reclassified ¥1,219 million (loss) between Income (loss) before income taxes and Net income (loss) attributable to NHI for the year ended March 31, 2009. In addition, ¥12,150 million has been reclassified from Other liabilities to Non-controlling interests as of March 31, 2009.

Accounting for business combinations

On April 1, 2009, Nomura adopted new guidance for business combinations included in ASC 805 “Business Combinations” (“ASC 805”). For business combinations for which the acquisition date is on or after April 1, 2009, the new guidance expands the definition of transactions and events that qualify as business combinations; requires that the full value of acquired assets and liabilities, including contingent consideration, be recorded at fair value determined on the acquisition date and changes thereafter in valuation of contingent consideration to be reflected in earnings rather than goodwill; changes the timing for valuing certain arrangements where stock is paid as consideration; and requires acquisition related costs to be expensed as incurred.

Adoption of the new guidance has not had a material effect on these consolidated financial statements.

Repurchase financing agreements

On April 1, 2009, Nomura adopted new guidance for transfers of financial assets included in ASC 860 that requires a transfer of a financial asset and a reverse of repurchase agreement involving the same transferred financial asset entered into contemporaneously or in contemplation of each other to be accounted for as a single linked transaction unless specific criteria are met.

Adoption of the new guidance has not had a material impact on these consolidated financial statements.

Revisions to calculation of earnings per share

On April 1, 2009, Nomura adopted updated guidance included in ASC 260 “Earnings per Share” (“ASC 260”) which clarifies that unvested share-based payment awards that contain non-forfeitable rights to dividends or dividend equivalents (whether paid or unpaid) are participating securities and therefore are included in the computation of earnings per share using the two-class method.

Adoption of the updated guidance has not had a material impact on either a prospective, historical basic or on diluted earnings per share amounts reported within these consolidated financial statements.

Instruments indexed to an entity’s own stock

On April 1, 2009, Nomura adopted updated guidance included in ASC 815-40, “Derivatives and Hedging—Contracts in Entity’s Own Equity” (“ASC 815-40”) that provides guidance on determining whether certain instruments (or embedded features in other instruments) are considered indexed to an entity’s own stock. It amends the existing guidance for determining whether a price adjustment mechanism included in an equity-linked financial instrument (or embedded feature) needs to be bifurcated and classified as an asset or liability and be subject to profit or loss recognition based on its fair value.

Upon adoption of ASC 815-40, Nomura made certain reclassification adjustments to the opening balances of Long–term borrowings, Additional paid-in-capital, Retained earnings, and Other assets—Other in order to bifurcate certain contingent conversion price adjustment rights contained in 120% Call Attached Unsecured Subordinated Convertible Bonds No. 1 (the “Convertible Bonds”) that were determined as not indexed to the Company’s stock. Following the expiration of such clauses, further reclassification of such derivatives was made to Retained earnings. The effect of adopting ASC 815-40 on the opening balance of Retained earnings was a loss of ¥6,339 million. If Nomura had not adopted ASC 815-40, the effect would have resulted in a decrease of Income (loss) before income taxes and Net income (loss) attributable to NHI by ¥56,375 million and ¥33,261 million, respectively, and Basic and Diluted Earnings per Share would have been ¥11.05 and ¥11.00, respectively, for the year ended March 31, 2010.

See Note 13, “Earnings per share” within these consolidated financial statements for a further discussion of diluted earnings per share.

Measurement of fair value in inactive markets

On April 1, 2009, Nomura adopted new guidance included in ASC 820, which clarifies how to measure fair value when the volume and level of activity for an asset or liability have significantly decreased. The updated guidance also requires increased granularity of disclosures regarding the nature and type of financial assets and liabilities that are measured at fair value.

Adoption of the new guidance on fair value measurement has not had a material impact on these consolidated financial statements as Nomura’s valuation methodologies were already consistent with the revised guidance. See Note 3, “Fair value of financial instruments” in these consolidated financial statements where more detail around the valuation methodologies is provided and where the relevant revised disclosures required by this guidance have been made.

Equity method accounting considerations

On April 1, 2009, Nomura adopted new guidance included in ASC 323 “Investments—Equity Method and Joint Ventures” which clarifies the accounting for certain transactions and provides impairment guidance related to equity method investments.

Adoption of the new guidance has not had a material impact on these consolidated financial statements.

Interim disclosures about fair value of financial instruments

On April 1, 2009, Nomura adopted new guidance included in ASC 820 which requires quarterly disclosure of qualitative and quantitative information about the fair value of all financial instruments including methods and significant assumptions used to estimate fair value during the period.

As this requirement does not affect the determination of fair value and only extends fair value disclosures to interim financial statements, adoption of the new guidance has not had a material impact on these consolidated financial statements.

Future accounting developments—

The following new accounting pronouncements relevant to Nomura will be adopted in future periods:

Transfers of financial assets

        In December 2009, the FASB issued ASU No. 2009-16 “Transfers and Servicing (Topic 860): Accounting for Transfers of Financial Assets” (“ASU 2009-16”) which incorporated new guidance around the accounting for transfers of financial assets into ASC 860. ASU 2009-16 changes the requirements for derecognizing financial assets, eliminates the concept of QSPE, and requires additional disclosures about transfers of financial assets and a transferor’s continuing involvement with transfers of financial assets accounted for as sales. The requirements for derecognizing financial assets include new restrictions regarding when a portion of a financial asset may be accounted for as a sale, as well as a clarification of the criteria needed to ensure isolation of the transferred assets has occurred from a legal perspective. The elimination of QSPEs will subject such entities to be evaluated under the revised consolidation guidance provided by ASC 810 as amended by ASU 2009-17, as described below, provided Nomura still has variable interests in those entities at the adoption date.

ASU 2009-16 is effective in the first annual reporting period that begins after November 15, 2009, for interim periods within that first annual reporting period, and for interim and annual reporting periods thereafter. Application of the revised guidance for transfers of financial assets is prospective after adoption.

Nomura intends to adopt ASU 2009-16 on April 1, 2010 and does not expect adoption to have a material impact on the consolidated financial statements.

Consolidation of variable interest entities

In December 2009, the FASB issued ASU No. 2009-17, “Consolidations (Topic 810): Improvements to Financial Reporting by Enterprises Involved with Variable Interest Entities” (“ASU 2009-17”) which incorporated new guidance around the consolidation of variable interest entities into ASC 810.

ASU 2009-17 amends rules defining which entities are VIEs and requires a company to perform a qualitative analysis when determining whether it must consolidate a VIE. If a company has variable interests that provide it with power over the most significant activities of the VIE and the right to receive benefits or the obligation to absorb losses meeting a significance test, the company would consolidate the entity, provided that the company does not meet separate tests confirming that it is acting as a fiduciary for other interest holders. Under the new qualitative approach, a quantitative analysis of exposure to expected benefit and loss is no longer determinative in isolation. ASU 2009-17 also requires consolidation or deconsolidation of VIEs to be evaluated on an ongoing basis, which differs from existing guidance that requires evaluation when Nomura first became involved with a VIE and only upon occurrence of certain triggering events.

ASU 2009-17 is effective in the first annual reporting period that begins after November 15, 2009, for interim periods within that first annual reporting period, and for interim and annual reporting periods thereafter. Earlier application is prohibited. It contains special transition provisions governing whether the assets, liabilities, and noncontrolling interests resulting from consolidation of entities at the date of adoption should occur at their carrying amounts (as if such entities had been consolidated under the revised guidance prior to the adoption date), fair value, or at unpaid principal balances. In certain cases, differences between the net amount added to the balance sheet upon consolidation and the amount previously recognized on an unconsolidated basis will be recognized as a cumulative adjustment to retained earnings.

In February 2010, the FASB issued ASU No. 2010-10 “Consolidation (Topic 810): Amendments for Certain Investment Funds” (“ASU 2010-10”) which indefinitely defers the consolidation requirements for certain entities that qualify as investment companies under ASC 946 or for which it is industry practice to apply guidance consistent with the measurement principles in ASC 946. The modifications to ASC 946 do not apply to entities where Nomura has an explicit or implicit obligation to fund losses of the entity that could potentially be significant to the entity (except for certain qualifying money market funds), or if the entity is involved in securitizations, asset-backed financing or formerly met the definition of a QSPE. The ASU also does not defer the revised disclosures requirements of ASU 2009-17 for entities determined to be VIEs under guidance existing prior to ASU 2009-17.

Nomura intends to adopt the revised guidance in ASC 810 introduced by ASU 2009-17 and ASU 2010-10 on April 1, 2010 and has analyzed the impact on all QSPEs, SPEs, funds and similar entities with which it is involved. Entities qualifying for the deferral under ASU 2010-10 will continue to be assessed for consolidation under existing guidance.

Based on the results of this analysis, Nomura expect to consolidate certain securitization vehicles, which will increase total assets and total liabilities by less than 1% upon adoption as of April 1, 2010. No significant impact is expected on total shareholders’ equity. The increase in total assets is not expected to have a significant effect on Nomura’s calculation of risk-weighted assets and therefore is not expected to have a significant effect on Nomura’s capital ratios.

3. Fair value of financial instruments:

A significant amount of Nomura’s financial instruments are carried at fair value or at amounts that approximate fair value. Financial assets which are carried at fair value on a recurring basis are included in the consolidated balance sheets within Trading assets and private equity investments, Loans and receivables and Other assets. Financial liabilities which are carried at fair value on a recurring basis are included within Trading liabilities, Short-term borrowings, Payables and deposits, Long-term borrowings, and Other liabilities.

Other financial assets and financial liabilities are carried at fair value on a nonrecurring basis, where the primary measurement basis is not fair value but where fair value is only used in specific circumstances, such as to measure impairment.

In all cases, fair value is determined in accordance with ASC 820 which defines fair value as the amount that would be exchanged to sell a financial asset or transfer a financial liability in an orderly transaction between market participants at the measurement date. It assumes that the transaction occurs in Nomura’s principal market, or in the absence of the principal market, the most advantageous market for the relevant financial asset or financial liability.

Financial assets also include investments in certain funds where as a practical expedient, fair value is determined on the basis of NAV per share if the NAV per share is calculated in accordance with certain industry standard principles.

Increases and decreases in the fair value of assets and liabilities will significantly impact Nomura’s position, performance, liquidity and capital resources. As explained later, valuation techniques applied contain inherent uncertainties and Nomura is unable to predict the impact of future developments in the market. Where appropriate, Nomura uses economic hedging strategies to mitigate its risk, although these hedges are also subject to unpredictable movements in the market.

Valuation methodology for financial instruments carried at fair value on a recurring basis—

The fair value of financial instruments is based on quoted market prices, including market indices, broker or dealer quotations or an estimation by management of the expected exit price under current market conditions. Various financial instruments, including cash and OTC contracts, have bid and offer prices that are observable in the market. These are measured at the point within the bid-offer range which best represents Nomura’s estimate of fair value. Where quoted market prices or broker or dealer quotations are not available, prices for similar instruments or valuation pricing models are considered in the determination of fair value.

Where quoted prices are available in active markets, no valuation adjustments are taken to modify the fair value of assets or liabilities marked using such prices. Other instruments may be measured using valuation techniques, such as valuation pricing models, incorporating observable parameters, unobservable parameters or a combination of both. Valuation pricing models use parameters which would be considered by market participants in valuing similar financial instruments.

Valuation pricing models and their underlying assumptions impact the amount and timing of unrealized gains and losses recognized, and the use of different valuation pricing models or underlying assumptions could produce different financial results. Valuation uncertainty results from a variety of factors, including: the valuation technique or model selected; the quantitative assumptions used within the valuation model; the inputs into the model; as well as other factors. Valuation adjustments are used to reflect the assessment of this uncertainty. Common valuation adjustments include model reserves, credit adjustments, close out adjustments, and other appropriate instrument-specific adjustments, such as those instruments under trade restrictions.

The level of adjustments is largely judgmental and is based on an assessment of the factors that management believe other market participants would use in determining the fair value of similar financial instruments. The type of adjustments taken, the methodology for the calculation of these adjustments, and the inputs for these calculations are reassessed periodically to reflect current market practice and the availability of new information.

For example, the fair value of certain financial instruments includes adjustments for credit risk; both with regards to counterparty credit risk on positions held and Nomura’s own creditworthiness on positions issued. Credit risk on financial assets is significantly mitigated by credit enhancements such as collateral and netting arrangements. Any net credit exposure is measured using available and applicable inputs for the relevant counterparty. The same approach is used to measure the credit exposure on Nomura’s liabilities as is used for measuring counterparty credit risk on Nomura’s assets.

Such models are calibrated to the market on a regular basis and inputs used are adjusted for current market conditions and risks. The global risk management unit reviews pricing models and assesses model appropriateness and consistency independently of the front office. The model reviews consider a number of factors about the model’s suitability for valuation and sensitivity of a particular product. Valuation models are calibrated to the market on a periodic basis by comparison to observable market pricing, comparison with alternative models, and analysis of risk profiles.

        As explained above, any changes in fixed income, equity, foreign exchange and commodity markets can impact Nomura’s estimates of fair value in the future, potentially affecting trading gains and losses. As financial contracts have longer maturity dates, Nomura’s estimates of fair value may involve greater subjectivity due to the lack of transparent market data available upon which include base assumptions underlying valuation pricing models.

Concentrations of credit risk—

        Concentrations of credit risk may arise from trading, securities financing transactions and underwriting activities, and may be impacted by changes in political or economic factors. Nomura’s significant single concentrations of credit risk were with the Japanese Government, U.S. Government, Governments within the EU, their states and municipalities, and their agencies. These concentrations generally arise from taking trading securities positions and are reported in Trading assets in the consolidated balance sheets. Government, state, municipal, and government agency securities, including Securities pledged as collateral, represented 26% of total assets as of March 31, 2009 and 21% as of March 31, 2010. The following tables present geographic allocations of Nomura’s trading assets related to government, state, municipal, and government agency securities. Please see Note 4, “Derivative instruments and hedging activities” about the concentration of credit risk for derivatives.

	Billions of yen
	March 31, 2009
	Japan	U.S.	EU	Other	Total(1)
Governments, states, municipalities and their agencies	¥4,005	¥396	¥1,803	¥184	¥6,388

	Billions of yen
	March 31, 2010
	Japan	U.S.	EU	Other	Total(1)
Governments, states, municipalities and their agencies	¥2,756	¥1,635	¥2,270	¥232	¥6,893

	Translation into billions of U.S. dollars
	March 31, 2010
	Japan	U.S.	EU	Other	Total(1)
Governments, states, municipalities and their agencies	$30	$18	$24	$2	$74

(1)	Other than above, there were ¥120 billion of government, state, municipal and agency securities in Other assets—Non-trading debt securities as of March 31, 2009 and ¥187 billion ($2.00 billion) as of March 31, 2010. The vast majority of these securities are Japanese government, state, municipal and government agency securities.

Fair value hierarchy—

All financial instruments measured at fair value, including those carried at fair value using the fair value option, have been categorized into a three-level hierarchy (“the fair value hierarchy”) based on the transparency of inputs used by Nomura to estimate fair value. A financial instrument is classified in the fair value hierarchy based on the lowest level of input that is significant to the fair value measurement of the instrument. The three levels of the fair value hierarchy are defined as follows, with Level 1 representing the most transparent inputs and Level 3 representing the least transparent inputs:

Level 1:

Unadjusted quoted prices in active markets for identical assets or liabilities accessible by Nomura at the measurement date.

Level 2:

Quoted prices in inactive markets or containing other inputs which are observable, either directly or indirectly. Valuation techniques using observable inputs reflect assumptions used by market participants in pricing financial instruments and are based on data obtained from independent market sources at the measurement date.

Level 3:

Unobservable inputs that are significant to the fair value measurement of the financial instrument. Valuation techniques using unobservable inputs reflect management’s assumptions about the estimates used by other market participants in valuing similar financial instruments. These valuation techniques are developed based on the best available information at the measurement date.

The availability of inputs observable in the market varies by product and can be affected by a variety of factors. Significant factors include, but are not restricted to: the prevalence of similar products in the market, especially if the product is significantly customized; how established the product is in the market, for example, whether it is a new product or is relatively mature; and the reliability of information provided in the market which would depend, for example, on the frequency and volume of current data. A period of significant change in the market may reduce the availability of observable data. Under such circumstances, financial instruments may be reclassified into a lower level in the fair value hierarchy.

Significant judgments used in determining the classification of financial instruments include the nature of the market in which the product would be traded, the underlying risks, the type and liquidity of market data inputs and the nature of observed transactions for similar instruments.

Where valuation models include the use of parameters which are less observable or unobservable in the market, significant management judgment is used in establishing fair value. The valuations for Level 3 financial instruments, therefore, involve a greater degree of judgment than those valuations for Level 1 or Level 2 financial instruments.

Certain criteria management use to determine whether a market is active or inactive include the number of transactions, the frequency that pricing is updated by other market participants, the variability of price quotations amongst other market participants, and the amount of publicly available information.

The following tables in this note that relate to the prior fiscal year are prepared in accordance with the disclosure requirements in effect prior to certain amendments to ASC 820 that Nomura adopted during the year ended March 31, 2010.

The following tables present information about Nomura’s financial assets and financial liabilities measured at fair value on a recurring basis as of March 31, 2009 and 2010, respectively within the fair value hierarchy.

	Billions of yen
	March 31, 2009
	Level 1	Level 2	Level 3	Counterparty and Cash Collateral Netting(1)	Balance as of March 31, 2009
Assets:
Trading assets and private equity investments(2)
Equities (including private equity)(3)	¥271	¥592	¥606	¥—	¥1,469
Debt securities and loans	6,007	1,401	793	—	8,201
Investment trust funds and other	19	35	6	—	60
Derivatives	638	15,581	1,691	(15,967)	1,943
Loans and receivables(5)	0	8	4	—	12
Other assets	285	54	50	—	389

Total	¥7,220	¥17,671	¥3,150	¥(15,967)	¥12,074

Liabilities:
Trading liabilities
Equities	¥413	¥117	¥1	¥—	¥531
Debt securities	2,355	250	0	—	2,605
Investment trust funds and other	1	—	—	—	1
Derivatives	722	15,192	1,424	(15,724)	1,614
Short-term borrowings(6)(7)	9	28	8	—	45
Payables and deposits(8)	—	0	(1)	—	(1)
Long-term borrowings(6)(7)(9)	39	485	(81)	—	443
Other liabilities	—	1	—	—	1

Total	¥3,539	¥16,073	¥1,351	¥(15,724)	¥5,239

	Billions of yen
	March 31, 2010
	Level 1	Level 2	Level 3	Counterparty and Cash Collateral Netting(1)	Balance as of March 31, 2010
Assets:
Trading assets and private equity investments(2)
Equities(3)	¥830	¥1,068	¥164	¥—	¥2,062
Private equity(3)	1	0	325	—	326
Japanese government securities	2,650	—	—	—	2,650
Japanese agency and municipal securities	104	2	0	—	106
Foreign government, agency and municipal securities	3,075	1,040	22	—	4,137
Bank and corporate debt securities and loans for trading purpose	165	1,599	131	—	1,895
Commercial mortgage-backed securities (CMBS)	—	110	27	—	137
Residential mortgage-backed securities (RMBS)	0	1,015	4	—	1,019
Mortgage and other mortgage-backed securities	—	47	117	—	164
Collateralized debt obligations (CDO)	1	32	43	—	76
Investment trust funds and other	29	53	10	—	92

Total cash instruments	6,855	4,966	843	—	12,664

Derivatives:
Equity contracts	851	659	62	—	1,572
Interest rate contracts(4)	3	11,655	134	—	11,792
Credit contracts	0	1,782	305	—	2,087
Foreign exchange contracts	—	701	14	—	715
Commodity contracts	6	24	2	—	32
Other contracts	0	154	34	—	188
Netting	—	—	—	(14,350)	(14,350)

Total derivatives	860	14,975	551	(14,350)	2,036

Sub Total	¥7,715	¥19,941	¥1,394	¥(14,350)	¥14,700

Loans and receivables(5)	8	674	10	—	692
Other assets	383	26	38	—	447

Total	¥8,106	¥20,641	¥1,442	¥(14,350)	¥15,839

Liabilities:
Trading liabilities
Equities	¥1,366	¥196	¥0	¥—	¥1,562
Japanese government securities	1,616	—	—	—	1,616
Foreign government, agency and municipal securities	2,334	426	—	—	2,760
Bank and corporate debt securities	—	257	0	—	257
Residential mortgage-backed securities (RMBS)	—	2	—	—	2

Total cash instruments	5,316	881	0	—	6,197

Derivatives:
Equity contracts	941	790	29	—	1,760
Interest rate contracts(4)	3	11,519	155	—	11,677
Credit contracts	0	1,660	324	—	1,984
Foreign exchange contracts	—	765	16	—	781
Commodity contracts	5	25	2	—	32
Other contracts	0	223	44	—	267
Netting	—	—	—	(14,341)	(14,341)

Total derivatives	949	14,982	570	(14,341)	2,160

Sub Total	¥6,265	¥15,863	¥570	¥(14,341)	¥8,357

Short-term borrowings(6)(7)	—	101	9	—	110
Payables and deposits(8)	—	0	(0)	—	(0)
Long-term borrowings(6)(7)(9)	91	1,521	(127)	—	1,485
Other liabilities	3	3	—	—	6

Total	¥6,359	¥17,488	¥452	¥(14,341)	¥9,958

	Translation into billions of U.S. dollars
	March 31, 2010
	Level 1	Level 2	Level 3	Counterparty and Cash Collateral Netting(1)	Balance as of March 31, 2010
Assets:
Trading assets and private equity investments(2)
Equities(3)	$8.89	$11.43	$1.76	$—	$22.08
Private equity(3)	0.01	0.00	3.48	—	3.49
Japanese government securities	28.37	—	—	—	28.37
Japanese agency and municipal securities	1.11	0.02	0.00	—	1.13
Foreign government, agency and municipal securities	32.92	11.13	0.24	—	44.29
Bank and corporate debt securities and loans for trading purpose	1.77	17.12	1.40	—	20.29
Commercial mortgage-backed securities (CMBS)	—	1.18	0.29	—	1.47
Residential mortgage-backed securities (RMBS)	0.00	10.87	0.04	—	10.91
Mortgage and other mortgage-backed securities	—	0.51	1.25	—	1.76
Collateralized debt obligations (CDO)	0.01	0.34	0.46	—	0.81
Investment trust funds and other	0.31	0.57	0.11	—	0.99

Total cash instruments	73.39	53.17	9.03	—	135.59

Derivatives:
Equity contracts	9.11	7.06	0.66	—	16.83
Interest rate contracts(4)	0.03	124.79	1.43	—	126.25
Credit contracts	0.00	19.08	3.27	—	22.35
Foreign exchange contracts	—	7.51	0.15	—	7.66
Commodity contracts	0.06	0.26	0.02	—	0.34
Other contracts	0.00	1.65	0.36	—	2.01
Netting	—	—	—	(153.64)	(153.64)

Total derivatives	9.20	160.35	5.89	(153.64)	21.80

Sub Total	$82.59	$213.52	$14.92	$(153.64)	$157.39

Loans and receivables(5)	0.09	7.21	0.11	—	7.41
Other assets	4.10	0.28	0.41	—	4.79

Total	$86.78	$221.01	$15.44	$(153.64)	$169.59

Liabilities:
Trading liabilities
Equities	$14.61	$2.11	$0.00	$—	$16.72
Japanese government securities	17.30	—	—	—	17.30
Foreign government, agency and municipal securities	25.00	4.56	—	—	29.56
Bank and corporate debt securities	—	2.75	0.00	—	2.75
Residential mortgage-backed securities (RMBS)	—	0.02	—	—	0.02

Total cash instruments	56.91	9.44	0.00	—	66.35

Derivatives:
Equity contracts	10.07	8.46	0.31	—	18.84
Interest rate contracts(4)	0.03	123.33	1.66	—	125.02
Credit contracts	0.00	17.77	3.47	—	21.24
Foreign exchange contracts	—	8.19	0.17	—	8.36
Commodity contracts	0.05	0.27	0.02	—	0.34
Other contracts	0.00	2.39	0.47	—	2.86
Netting	—	—	—	(153.54)	(153.54)

Total derivatives	10.15	160.41	6.10	(153.54)	23.12

Sub Total	$67.06	$169.85	$6.10	$(153.54)	$89.47

Short-term borrowings(6)(7)	—	1.08	0.10	—	1.18
Payables and deposits(8)	—	0.00	(0.00)	—	(0.00)
Long-term borrowings(6)(7)(9)	0.99	16.28	(1.37)	—	15.90
Other liabilities	0.03	0.03	—	—	0.06

Total	$68.08	$187.24	$4.83	$(153.54)	$106.61

(1)	Represents the amount offset under counterparty netting of derivative assets and liabilities as well as cash collateral netting against net derivatives.
(2)	Includes investments in certain funds measured at fair value on the basis of NAV per share as a practical expedient.
(3)	Includes equity investments that would have been accounted for under the equity method had Nomura not chosen to apply the fair value option.
(4)	Includes contracts which have both interest rate and foreign exchange underlyings.
(5)	Includes loans for which Nomura elected the fair value option.
(6)	Includes structured notes for which Nomura elected the fair value option.
(7)	Includes embedded derivatives bifurcated from issued structured notes. If unrealized gain is greater than unrealized loss, borrowings are reduced by the excess amount.
(8)	Includes embedded derivatives bifurcated from the deposits received at banks. If unrealized gain is greater than unrealized loss, deposits are reduced by the excess amount.
(9)	Includes liabilities recognised from secured financing transactions that are accounted for as financing rather than sales. Nomura elected the fair value option for these liabilities.

Valuation methodology by major class of financial asset and financial liability

The valuation methodology used by Nomura to estimate fair value for major classes of financial assets and financial liabilities, together with the significant inputs which determine classification in the fair value hierarchy, is as follows:

Equities—Equities include direct holdings of both listed and unlisted equity securities, and fund investments. Listed equity securities are valued using quoted prices for identical securities from active markets where available. These valuations should be in line with market practice and therefore can be based upon bid/offer prices as applicable or mid-market prices. Nomura determines whether the market is active depending on the sufficiency and frequency of trading of the security. Where these securities are classified in Level 1 of the fair value hierarchy, no valuation adjustments are made to fair value, even if Nomura has a large “block” holding and the block could not be disposed of in its entirety at the quoted price. Listed equities traded in inactive markets are valued using the exchange price as adjusted to reflect liquidity and bid offer spreads and are classified in Level 2. Unlisted equity securities are valued using the same methodology as private equity investments described below and are usually classified as Level 3 because of the management judgment involved. As a practical expedient, fund investments are generally valued using net asset value per share (“NAV per share”) where available. Publicly-traded mutual funds which are valued using a daily NAV per share are classified as Level 1. Investments in funds where Nomura has the ability to redeem its investment with the investee at NAV per share on the balance sheet date or within the near term are classified as Level 2. Investments in funds where Nomura does not have the ability to redeem in the near term or does not know when it can redeem are classified as Level 3.

Private equity—The valuation of unlisted private equity investments requires significant management judgment because the investments, by their nature, have little or no price transparency. Private equity investments are initially carried at cost as an approximation of fair value. Adjustments to carrying value are made if there is third-party evidence of a change in value. Adjustments are also made, in the absence of third-party transactions, if it is determined that the expected exit price of the investment is different from the carrying value. In reaching that determination, Nomura primarily uses either its own internal valuation models based on projected future cash flows to be generated from the underlying investment, discounted at a weighted average cost of capital or comparable market multiple valuations such as EV/EBITDA (Enterprise Value/EBITDA), PE Ratio (Price/Earnings Ratio), Price/Embedded Value Ratio and other multiples based on relationships between numbers reported in the financial statements and the price of comparable companies. Where possible these valuations are compared with the operating cash flows and financial performance of the companies or properties relative to budgets or projections, price/earnings data for similar quoted companies, trends within sectors and/or regions and any specific rights or terms associated with the investment, such as conversion features and liquidation preferences. Private equity investments are generally classified as Level 3.

Government, state, municipal and agency securities—Japanese and other G7 government securities are valued using quoted market prices, broker or dealer quotations, or alternative pricing sources. These securities are traded in active markets and therefore are classified within Level 1 of the fair value hierarchy. Non-G7 government securities, agency securities and municipal securities are valued using similar pricing sources but are generally classified as Level 2 as they trade in markets that are not considered to be active. Certain Non-G7 securities may be classified as Level 1 because they trade in active markets and there is sufficient information from a liquid exchange or multiple sources to classify them as Level 1. Certain securities may be classified as Level 3 because they trade infrequently and there is not sufficient information.

Corporate debt securities—The valuation of corporate debt securities is primarily through internal models which take their inputs using available market information such as price quotes and recent market transactions of identical or similar debt, yield curves, asset swap spreads and credit default spreads. Most corporate debt securities are classified in Level 2 because the modeling inputs are usually observable. Certain corporate debt securities may be classified as Level 1 because they trade in active markets where there is sufficient information from a liquid exchange or multiple sources and they are valued using an unadjusted quote for an identical instrument. Certain securities may be classified as Level 3 because they trade infrequently and there is insufficient information from comparable securities to class them as Level 2.

Commercial mortgage-backed securities (CMBS) and residential mortgage-backed securities (RMBS)—The fair value of CMBS and RMBS are estimated using quoted market prices, recent market transactions or by reference to a comparable market index. CMBS and RMBS securities are classified as Level 2 if all significant inputs are observable. For certain asset classes, no direct pricing sources or comparable indices are available and valuation is based on a combination of indices. These securities are classified as Level 3.

Mortgage and other mortgage-backed securities—The fair value of other mortgage backed securities is estimated using quoted market prices, recent market transactions or by reference to a comparable market index. Where all significant inputs are observable, the securities will be classified as Level 2. For certain securities, no direct pricing sources or comparable securities or indices may be available. These securities are classified as Level 3.

Collateralized debt obligations (CDO)—CDOs are valued using internal models where quoted market prices do not exist. Key inputs used by the model include market spread data for each credit rating, prepayment speeds, recovery rates and default probabilities. Since some of these inputs are unobservable, certain CDOs are classified as Level 3.

Investment trust funds and other—Investment trust funds are generally valued using NAV per share. Publicly-traded funds which are valued using a daily NAV per share are classified as Level 1. For funds that are not publicly-traded where this does not apply but Nomura has the ability to redeem its investment with the investee at NAV per share on the balance sheet date or within the near term the investments are classified as Level 2. Investments where Nomura does not have the ability to redeem in the near term or does not know when it can redeem are classified as Level 3.

Derivatives—Exchange-traded derivatives are usually valued using unadjusted quoted market prices and are therefore classified as Level 1. Where exchange-traded derivatives are not valued at the exchange price due to timing differences, these are classified as Level 2. Over-the-counter (“OTC”) derivatives are valued using internal models using market transactions and other market evidence whenever possible, including market-based inputs to models, model calibration to market clearing transactions, broker or dealer quotations, or alternative pricing sources with reasonable levels of price transparency. Valuation techniques include simple discounted expected cash flow techniques, Black-Scholes and Monte Carlo simulations. For OTC derivatives that trade in liquid markets, such as plain vanilla forwards, swaps and options, model inputs can generally be verified and model selection does not involve significant management judgment. OTC derivatives are classified within Level 2 of the fair value hierarchy when all of the significant inputs can be corroborated to market evidence. Derivatives that are valued using models with significant unobservable inputs such as correlation, long-dated volatility, credit curves or other unobservable inputs are classified within Level 3. Examples of derivatives classified as Level 3 by Nomura include exotic interest rate derivatives, exotic foreign exchange derivatives, exotic equity derivatives, exotic derivatives including a combination of interest rate, foreign exchange and equity risks and certain other transactions including long-dated or exotic credit derivatives. Valuation adjustments are recorded to model valuations which do not calibrate to market and consider all factors that would impact fair value including bid offer, liquidity and credit risk; both with regards to counterparty credit risk on derivative assets and Nomura’s own creditworthiness on derivative liabilities.

Loans—The valuation of loans and loan commitments is also performed primarily through internal models using similar inputs to corporate debt securities as quoted prices are usually not available. Where there are no significant inputs which are unobservable, loans are classified as Level 2. Certain loans, however, may be classified as Level 3 because they are traded infrequently and there is not sufficient information from comparable securities to classify them as Level 2.

Short-term and long-term borrowings (Structured notes)—Structured notes are debt securities issued by Nomura which contain embedded features that alter the return to the investor from simply receiving a fixed or floating rate of interest to a return that depends upon some other variable such as an equity or equity index, commodity product, foreign exchange rate, credit rating of a third party or more complex interest rate. The fair value of structured notes is estimated using a quoted price in an active market for the identical liability if available, and where not available, using mixture of valuation techniques that use the quoted price of the identical liability when traded as an asset, quoted prices for similar liabilities, similar liabilities when traded as assets, and also the amount at the measurement date that Nomura would pay to transfer the identical liability or would receive if the identical liability is entered at the measurement date. The fair value of structured notes includes an adjustment to reflect Nomura’s own creditworthiness. This adjustment can differ depending on the market in which the structured note is issued and traded. Structured notes are generally classified in Level 2 of the fair value hierarchy as unobservable inputs are not significant. Where the unobservable inputs are significant, they will be classified in Level 3.

Secured financing transactions—Liability recognized from secured financing transactions are recognized when a transfer of a financial asset does not meet the criteria for sales accounting and therefore the transaction is accounted for as a secured borrowing. This liability is valued using the same methodology that is applied to the transferred financial instruments which remain on the consolidated balance sheets and is therefore classified in the same level in the fair value hierarchy as the transferred financial asset. These liabilities do not provide general recourse to Nomura and therefore no adjustment is made to reflect Nomura’s own creditworthiness.

Level 3 financial assets and financial liabilities

Level 3 financial assets and financial liabilities consist of instruments whose valuations are significantly dependent on inputs which are unobservable in the market. Financial instruments are categorized in accordance with their lowest level significant input. As a result, a financial instrument valued using a combination of Level 1, Level 2 and Level 3 inputs would be classified in Level 3 in its entirety, if its value is significantly affected by at least one significant unobservable input.

These financial instruments are often hedged with instruments within Level 1 or Level 2 of the fair value hierarchy and the gains or losses below do not reflect the offsetting gains or losses for these hedging instruments. Level 3 instruments are also measured using both observable and unobservable inputs. Fair value changes presented below, therefore, reflect realized and unrealized gains and losses resulting from movements in both observable and unobservable parameters.

The following tables present the gains and losses as well as increases and decreases of assets and liabilities measured at fair value on a recurring basis which Nomura classified as Level 3 for the year ended March 31, 2009 and 2010, respectively. These tables are prepared by the accumulation of quarterly information.

	Billions of yen
		Year ended March 31, 2009
		Unrealized and realized gains/losses
	Balance as of April 1, 2008	Net gain (loss) on trading	Gain (loss) on operating investments and others(1)	Gain (loss) on private equity investments	Interest and dividends / Interest expense	Total unrealized and realized gains / (losses)	Purchases (issuances)/ sales (redemption), and settlement(2)	Net transfers in / (out of) Level 3(3)	Balance as of March 31, 2009
Assets:
Trading assets and private equity investments
Equities (including private equity)	¥802	¥(113)	¥—	¥(53)	¥(0)	¥(166)	¥(31)	¥1	¥606
Debt securities and loans	783	(163)	—	—	2	(161)	26	145	793
Investment trust funds and other	21	(1)	—	—	—	(1)	(15)	1	6
Derivatives, net	121	43	—	—	—	43	(85)	188	267
Loans and receivables	4	(1)	—	—	—	(1)	2	(1)	4
Other assets	59	(0)	2	0	(0)	2	(11)	(0)	50

Total	¥1,790	¥(235)	¥2	¥(53)	¥2	¥(284)	¥(114)	¥334	¥1,726

Liabilities:
Trading liabilities
Equities	¥1	¥1	¥—	¥—	¥—	¥1	¥1	¥0	¥1
Debt securities	—	(0)	—	—	—	(0)	0	(0)	0
Short-term borrowings	15	5	—	—	—	5	14	(16)	8
Payables and deposits	—	(0)	—	—	—	(0)	(1)	(0)	(1)
Long-term borrowings	(59)	245	—	—	—	245	165	58	(81)

Total	¥(43)	¥251	¥—	¥—	¥—	¥251	¥179	¥42	¥(73)

	Billions of yen
		Year ended March 31, 2010
	Balance as of April 1, 2009	Unrealized and realized gains/losses					Purchases (issuances) / sales (redemption), and settlement(2)	Net transfers in /(out of) Level 3(3)	Balance as of March 31, 2010
		Net gain (loss) on trading	Gain (loss) on investments in equity securities and other(1)	Gain (loss) on private equity investments	Interest and dividends / Interest expense	Total unrealized and realized gains /(losses)
Assets:
Trading assets and private equity investments
Equities	¥284	¥(13)	¥—	¥—	¥(1)	¥(14)	¥(31)	¥(75)	¥164
Private equity	322	—	—	10	—	10	(7)	—	325
Japanese agency and municipal securities	0	0	—	—	—	0	0	—	0
Foreign government, agency and municipal securities	34	3	—	—	—	3	(11)	(4)	22
Bank and corporate debt securities and loans for trading purpose	485	0	—	—	0	0	(176)	(178)	131
Commercial mortgage-backed securities (CMBS)	12	(13)	—	—	—	(13)	83	(55)	27
Residential mortgage-backed securities (RMBS)	12	(0)	—	—	—	(0)	(10)	2	4
Mortgage and other mortgage backed securities	234	9	—	—	—	9	(126)	0	117
Collateralized debt obligations (CDO)	17	2	—	—	—	2	24	(0)	43
Investment trust funds and other	5	0	—	—	—	0	4	1	10

Total cash instruments	1,405	(12)	—	10	(1)	(3)	(250)	(309)	843

Derivatives, net:
Equity contracts	9	7	—	—	—	7	19	(2)	33
Interest rate contracts(4)	69	(61)	—	—	—	(61)	(30)	1	(21)
Credit contracts	187	(112)	—	—	—	(112)	(45)	(49)	(19)
Foreign exchange contracts	1	2	—	—	—	2	(6)	1	(2)
Commodity contracts	10	(5)	—	—	—	(5)	(6)	1	(0)
Other contracts	(9)	(1)	—	—	—	(1)	8	(8)	(10)

Total derivatives, net	267	(170)	—	—	—	(170)	(60)	(56)	(19)

Sub Total	¥1,672	¥(182)	¥—	¥10	¥(1)	¥(173)	¥(310)	¥(365)	¥824

Loans and receivables	4	1	—	—	—	1	(0)	5	10
Other assets	50	(1)	(1)	—	—	(2)	(10)	(0)	38

Total	¥1,726	¥(182)	¥(1)	¥10	¥(1)	¥(174)	¥(320)	¥(360)	¥872

Liabilities:
Trading liabilities
Equities	¥1	¥0	¥—	¥—	¥—	¥0	¥(0)	¥(1)	¥0
Bank and corporate debt securities	(0)	(0)	—	—	—	(0)	(0)	(0)	(0)

Sub Total	¥1	¥0	¥—	¥—	¥—	¥0	¥(0)	¥(1)	¥0

Short-term borrowings	8	7	—	—	—	7	11	(3)	9
Payables and deposits	(1)	(1)	—	—	—	(1)	(0)	(0)	(0)
Long-term borrowings	(81)	52	—	—	—	52	149	(143)	(127)

Total	¥(73)	¥58	¥—	¥—	¥—	¥58	¥160	¥(147)	¥(118)

	Translation into billions of U.S. dollars
		Year ended March 31, 2010
		Unrealized and realized gains/losses
	Balance as of April 1, 2009	Net gain (loss) on trading	Gain (loss) on investments in equity securities and other(1)	Gain (loss) on private equity investments	Interest and dividends / Interest expense	Total unrealized and realized gains / (losses)	Purchases (issuances) / sales (redemption), and settlement(2)	Net transfers in / (out of) Level 3(3)	Balance as of March 31, 2010
Assets:
Trading assets and private equity investments
Equities	$3.04	$(0.14)	$—	$—	$(0.01)	$(0.15)	$(0.33)	$(0.80)	$1.76
Private equity	3.45	—	—	0.10	—	0.10	(0.07)	—	3.48
Japanese agency and municipal securities	0.00	0.00	—	—	—	0.00	0.00	—	0.00
Foreign government, agency and municipal securities	0.36	0.03	—	—	—	0.03	(0.11)	(0.04)	0.24
Bank and corporate debt securities and loans for trading purpose	5.19	0.00	—	—	0.00	0.00	(1.88)	(1.91)	1.40
Commercial mortgage-backed securities (CMBS)	0.13	(0.14)	—	—	—	(0.14)	0.89	(0.59)	0.29
Residential mortgage-backed securities (RMBS)	0.13	(0.00)	—	—	—	(0.00)	(0.11)	0.02	0.04
Mortgage and other mortgage backed securities	2.51	0.10	—	—	—	0.10	(1.36)	0.00	1.25
Collateralized debt obligations (CDO)	0.18	0.02	—	—	—	0.02	0.26	(0.00)	0.46
Investment trust funds and other	0.05	0.00	—	—	—	0.00	0.04	0.02	0.11

Total cash instruments	15.04	(0.13)	—	0.10	(0.01)	(0.04)	(2.67)	(3.30)	9.03

Derivatives, net:
Equity contracts	0.10	0.07	—	—	—	0.07	0.20	(0.02)	0.35
Interest rate contracts(4)	0.73	(0.65)	—	—	—	(0.65)	(0.32)	0.01	(0.23)
Credit contracts	2.00	(1.20)	—	—	—	(1.20)	(0.48)	(0.52)	(0.20)
Foreign exchange contracts	0.02	0.02	—	—	—	0.02	(0.07)	0.01	(0.02)
Commodity contracts	0.11	(0.05)	—	—	—	(0.05)	(0.07)	0.01	(0.00)
Other contracts	(0.10)	(0.01)	—	—	—	(0.01)	0.09	(0.09)	(0.11)

Total derivatives, net	2.86	(1.82)	—	—	—	(1.82)	(0.65)	(0.60)	(0.21)

Sub Total	$17.90	$(1.95)	$—	$0.10	$(0.01)	$(1.86)	$(3.32)	$(3.90)	$8.82

Loans and receivables	0.05	0.01	—	—	—	0.01	(0.00)	0.05	0.11
Other assets	0.54	(0.01)	(0.01)	—	—	(0.02)	(0.11)	(0.00)	0.41

Total	$18.49	$(1.95)	$(0.01)	$0.10	$(0.01)	$(1.87)	$(3.43)	$(3.85)	$9.34

Liabilities:
Trading liabilities
Equities	$0.01	$0.00	$—	$—	$—	$0.00	$(0.00)	$(0.01)	$0.00
Bank and corporate debt securities	(0.00)	(0.00)	—	—	—	(0.00)	(0.00)	(0.00)	(0.00)

Sub Total	$0.01	$0.00	$—	$—	$—	$0.00	$(0.00)	$(0.01)	$0.00

Short-term borrowings	0.09	0.07	—	—	—	0.07	0.11	(0.03)	0.10
Payables and deposits	(0.01)	(0.01)	—	—	—	(0.01)	(0.00)	(0.00)	(0.00)
Long-term borrowings	(0.87)	0.56	—	—	—	0.56	1.59	(1.53)	(1.37)

Total	$(0.78)	$0.62	$—	$—	$—	$0.62	$1.70	$(1.57)	$(1.27)

(1)	Includes gains and losses recorded in Revenue—Other and Non-interest expenses—Other in the consolidated statements of operations.
(2)	Includes the effect of foreign exchange movements.
(3)	If assets and liabilities move from Level 3 to another Level or move from another Level to Level 3, the amount reported in Net transfers in / (out of) Level 3 is the fair value as of the beginning of the quarter during which the movement occurs. Therefore if assets and liabilities move from another Level to Level 3 all gains/(losses) during the quarter are included in the table and if assets and liabilities move from Level 3 to another Level all gains/(losses) during the quarter are excluded from the table.
(4)	Includes contracts which have both interest rate and foreign exchange underlyings.

Significant transfers between levels during the year

Nomura presumes that the transfer of the assets and liabilities from one level to another level, occurs at the beginning of each quarter. The following significant transfers between levels in the fair value hierarchy were made during the year ended March 31, 2010:

Transfers between Level 1 and Level 2

There were no significant transfers between Level 1 and Level 2.

Transfers between Level 2 and Level 3

Trading assets and private equity investments—Equities Approximately ¥61 billion ($0.65 billion) were transferred from Level 3 to Level 2 due to the amendments to ASC 820 required by ASU 2009-12.

Trading assets and private equity investments—Bank and corporate debt securities and loans for trading purpose Approximately ¥82 billion ($0.88 billion) was transferred from Level 3 to Level 2 due to the amendment of ASC 820 required by ASU 2009-12. Approximately ¥55 billion ($0.59 billion) was transferred from Level 3 to Level 2 as certain market parameters became observable.

Trading assets and private equity investments—Commercial mortgage-backed securities Approximately ¥54 billion ($0.58 billion) was transferred from Level 3 to Level 2 as external prices became observable.

Derivatives, net Interest rate contracts of approximately ¥53 billion ($0.57 billion) were transferred from Level 3 to Level 2. These reclassifications were due to that the lowest level of significant inputs to value the derivative moving from Level 3 to Level 2. Credit rate contracts of approximately ¥42 billion ($0.45 billion) were transferred from Level 3 to Level 2 as underlying credit inputs became more transparent. Interest rate contracts of approximately ¥53 billion ($0.57 billion) were transferred from Level 2 to Level 3. These reclassifications were due to that the lowest level of significant inputs to value the derivative moving from Level 2 to Level 3. Losses due to Interest rate contracts from the transfer from Level 2 to Level 3 were ¥5 billion ($0.05 billion) which were recognized in the quarter when the transfer from Level 2 to Level 3 occurred.

Long-term borrowings Structured notes of approximately ¥154 billion ($1.65 billion) were transferred from Level 3 to Level 2 as underlying reference assets of the notes became observable.

The following tables present the amounts of unrealized gains or (losses) for the year ended March 31, 2009 and 2010, respectively, relating to those assets and liabilities which Nomura classified as Level 3 within the fair value hierarchy and that were held by Nomura at the respective balance sheet date:

	Billions of yen
	Year ended March 31, 2009
	Net gain (loss) on trading	Gain (loss) on investments in equity securities and others(1)	Gain (loss) on private equity investments	Interest and dividends / Interest expense	Total unrealized gains / (losses)
Assets:
Trading assets and private equity investments
Equities (including private equity)	¥4	¥—	¥(85)	¥(0)	¥(81)
Debt securities and loans	(135)	—	—	—	(135)
Investment trust funds and other	(1)	—	—	—	(1)
Derivatives, net	64	—	—	—	64
Loans and receivables	(5)	—	—	—	(5)
Other assets	(1)	4	0	—	3

Total	¥(74)	¥4	¥(85)	¥(0)	¥(155)

Liabilities:
Trading liabilities
Equities	¥0	¥—	¥—	¥—	¥0
Debt securities	0	—	—	—	0
Short-term borrowings	2	—	—	—	2
Payables and deposits	0	—	—	—	0
Long-term borrowings	140	—	—	—	140

Total	¥142	¥—	¥—	¥—	¥142

	Billions of yen
	Year ended March 31, 2010
	Net gain (loss) on trading	Gain (loss) on investments in equity securities and other(1)	Gain (loss) on private equity investments	Interest and dividends / Interest expense	Total unrealized gains /(losses)
Assets:
Trading assets and private equity investments
Equities	¥2	¥—	¥—	¥(1)	¥1
Private equity	—	—	4	—	4
Japanese agency and municipal securities	0	—	—	—	0
Foreign government, agency and municipal securities	(2)	—	—	—	(2)
Bank and corporate debt securities and loans for trading purpose	37	—	—	—	37
Commercial mortgage-backed securities (CMBS)	2	—	—	—	2
Residential mortgage-backed securities (RMBS)	(0)	—	—	—	(0)
Mortgage and other mortgage backed securities	(7)	—	—	—	(7)
Collateralized debt obligations (CDO)	3	—	—	—	3
Investment trust funds and other	1	—	—	—	1

Total cash instruments	36	—	4	(1)	39

Derivatives, net:
Equity contracts	39	—	—	—	39
Interest rate contracts(2)	7	—	—	—	7
Credit contracts	(64)	—	—	—	(64)
Foreign exchange contracts	0	—	—	—	0
Commodity contracts	(0)	—	—	—	(0)
Other contracts	(8)	—	—	—	(8)

Total derivatives, net	(26)	—	—	—	(26)

Sub Total	¥10	¥—	¥4	¥(1)	¥13

Loans and receivables	(1)	—	—	—	(1)
Other assets	—	(1)	—	—	(1)

Total	¥9	¥(1)	¥4	¥(1)	¥11

Liabilities:
Trading liabilities
Bank and corporate debt securities	¥(0)	¥—	¥—	¥—	¥(0)

Sub Total	¥(0)	¥—	¥—	¥—	¥(0)

Short-term borrowings	6	—	—	—	6
Payables and deposits	(1)	—	—	—	(1)
Long-term borrowings	(66)	—	—	—	(66)

Total	¥(61)	¥—	¥—	¥—	¥(61)

	Translation into billions of U.S. dollars
	Year ended March 31, 2010
	Net gain (loss) on trading	Gain (loss) on investments in equity securities and other(1)	Gain (loss) on private equity investments	Interest and dividends / Interest expense	Total unrealized gains/(losses)
Assets:
Trading assets and private equity investments
Equities	$0.02	¥—	$—	$(0.01)	$0.01
Private equity	—	—	0.04	—	0.04
Japanese agency and municipal securities	0.00	—	—	—	0.00
Foreign government, agency and municipal securities	(0.02)	—	—	—	(0.02)
Bank and corporate debt securities and loans for trading purpose	0.40	—	—	—	0.40
Commercial mortgage-backed securities (CMBS)	0.02	—	—	—	0.02
Residential mortgage-backed securities (RMBS)	(0.00)	—	—	—	(0.00)
Mortgage and other mortgage backed securities	(0.07)	—	—	—	(0.07)
Collateralized debt obligations (CDO)	0.03	—	—	—	0.03
Investment trust funds and other	0.01	—	—	—	0.01

Total cash instruments	0.39	—	0.04	(0.01)	0.42

Derivatives, net:
Equity contracts	0.42	—	—	—	0.42
Interest rate contracts(2)	0.07	—	—	—	0.07
Credit contracts	(0.69)	—	—	—	(0.69)
Foreign exchange contracts	0.00	—	—	—	0.00
Commodity contracts	(0.00)	—	—	—	(0.00)
Other contracts	(0.09)	—	—	—	(0.09)

Total derivatives, net	(0.29)	—	—	—	(0.29)

Sub Total	$0.10	$—	$0.04	$(0.01)	$0.13

Loans and receivables	(0.01)	—	—	—	(0.01)
Other assets	—	(0.01)	—	—	(0.01)

Total	$0.09	$(0.01)	$0.04	$(0.01)	$0.11

Liabilities:
Trading liabilities
Bank and corporate debt securities	$(0.00)	$—	$—	$—	$(0.00)

Sub Total	$(0.00)	$—	$—	$—	$(0.00)

Short-term borrowings	0.06	—	—	—	0.06
Payables and deposits	(0.01)	—	—	—	(0.01)
Long-term borrowings	(0.71)	—	—	—	(0.71)

Total	$(0.66)	$—	$—	$—	$(0.66)

(1)	Includes gains and losses included in Revenue—Other and Non-interest expenses—Other in the consolidated statements of operations.
(2)	Includes contracts which have both interest rate and foreign exchange underlyings.

During the year ended March 31, 2010, market conditions have improved but a lack of liquidity persists in certain asset classes which has impacted the observability of certain inputs which are significant to Nomura’s financial instrument valuations. These inputs include certain foreign currency exchange volatilities and certain credit spreads.

As described above, the valuation of Level 3 financial assets and liabilities is dependent on certain significant inputs which cannot be observed in the market. Common characteristics of an inactive market include a low number of transactions of the financial instrument; stale or non-current price quotations; price quotations that vary substantially either over time or among market makers; or little publicly released information. Unobservable inputs include volatility risk and correlation risk for derivative instruments; refinancing periods and recovery rates for credit-related products and loans; and macroeconomic factors affecting the value of collateral for asset-backed securitization products.

If corroborative evidence is not available to value Level 3 financial instruments, fair value may be established using other equivalent products in the market. The level of correlation between the specific Level 3 financial instrument and the available benchmark instrument is considered an unobservable parameter. Other techniques for determining an appropriate value for unobservable parameters may consider information such as consensus pricing data among certain market participants, historical trends, extrapolation from observable market data and other information Nomura would expect market participants to use in valuing similar instruments.

There is a range of fair values for Level 3 financial instruments as a result of the uncertainties described above. The specific valuation for the instrument is based on management’s judgment of prevailing market conditions, in accordance with Nomura’s established valuation policies and procedures. Using reasonably possible alternative assumptions to value Level 3 financial instruments will significantly influence fair values.

As described earlier, Level 3 financial instruments are often hedged by instruments in Level 1 or Level 2 of the fair value hierarchy. For the year ended March 31, 2009, losses of ¥284 billion related to Level 3 assets had a material impact on Nomura’s results, however this impact has been mitigated by gains of ¥251 billion related to Level 3 liabilities and has been further mitigated through Nomura’s management of its liquidity and capital resources. The impact on the financial performance caused by the loss of ¥174 billion ($1.87 billion) related to Level 3 assets for the year ended March 31, 2010 was significantly mitigated by gains and losses from hedging these financial instruments, and did not have a material impact on Nomura’s liquidity and capital resources management.

In view of the fact that the valuation of these instruments fluctuate in response to a variety of factors, including, but not limited to, general market sentiment, credit, interest rate, foreign exchange and correlation risk, the current values may decrease if the market conditions deteriorate. Conversely, should conditions improve, an increase in value of the Level 3 portfolio would be expected.

Investments in Investment Funds that calculate NAV per share

In the ordinary course of business, Nomura invests in non-consolidated funds which meet the definition of investment companies or are similar in nature and which do not have readily determinable fair values. For certain of these investments, Nomura uses NAV per share as the basis for valuation as a practical expedient. Some of these investments are redeemable at different amounts from NAV per share.

The following table provides information on these investments where NAV per share is calculated or disclosed. Investments are presented by major category relevant to the nature of Nomura’s business and risks.

	Billions of yen		Translation into billions of U.S. dollars
	March 31, 2010
	Fair Value(1)	Unfunded Commitments(2)	Fair Value(1)	Unfunded Commitments(2)	Redemption Frequency (if currently eligible)(3)	Redemption Notice Period(4)
Hedge funds	¥156	¥1	$1.67	$0.01	Weekly/Monthly	1-90 days
Venture capital funds	2	0	0.02	0.00	—	—
Private equity funds	59	24	0.63	0.26	Quarterly	30 days
Real estate funds	12	14	0.13	0.15	—	—

Total	¥229	¥39	$2.45	$0.42

(1)	Fair value generally determined using NAV per share as a practical expedient.
(2)	The contractual amount of any unfunded commitments Nomura is required to make to the entities in which the investment is held.
(3)	The range in frequency with which Nomura can redeem investments.
(4)	The notice period required to be provided before redemption is possible.

Hedge Funds:

This category includes funds of funds that invest in multiple asset classes. Nomura has developed the business of issuing structured notes linked to hedge funds. As a result, most of the risks are transferred as pass- through. The fair values of the investments in this category are estimated using the NAV per share of the investments. Although most of these funds can be redeemed within 6 months, certain funds cannot be redeemed within 6 months due to contractual, liquidity or gating issues. Redemption period cannot be estimated for suspended or liquidating funds which may contain transfer restrictions to third parties.

Venture capital funds:

This category includes primarily start-up funds. The fair values of the investments in this category are estimated using the NAV per share of the investments. Most of these funds cannot be redeemed within 6 months. The redemption period cannot be estimated for suspended or liquidating funds. Some of these funds contain transfer restrictions over transfer to third parties.

Private equity funds:

These funds invest in various sectors in Europe, United States and Japan. The fair values of certain investments in this category are estimated using the NAV per share of the investments. The redemption is restricted for most of these funds. Some of these funds contain transfer restrictions over transfer to third parties.

Real estate funds:

This category includes investments in commercial real estates and others. The fair values of the investments in this category are estimated using the NAV per share of the investments. The redemption is restricted to most of these funds. Some of these funds contain transfer restrictions over transfer to third parties.

Fair value option for financial assets and financial liabilities

Nomura carries certain eligible financial assets and liabilities at fair value through election of the fair value option permitted by ASC 815 “Derivatives and Hedging” (“ASC 815”) and ASC 825. When Nomura elects the fair value option for an eligible item, changes in that item’s fair value are recognized in the consolidated statements of operations. Election of the fair value option is generally irrevocable unless an event that gives rise to a new basis of accounting for that instrument occurs.

The financial assets and financial liabilities primarily elected for the fair value option by Nomura, and the reasons for the election, are as follows:

•

Loans which are risk managed on a fair value basis. Nomura elects the fair value option to mitigate volatility in the consolidated statements of operations caused by the difference in measurement basis that otherwise would arise between loans and the derivatives used to risk manage those instruments.

•

Equity method investments held for capital appreciation or current income purposes, which Nomura generally has an intention to exit as opposed to hold indefinitely. Nomura elects the fair value option to more appropriately represent the purpose of these investments in these consolidated financial statements.

•

Financial liabilities recognized in transactions which are accounted for as secured financing transactions under ASC 860. Nomura elects the fair value option for these financial liabilities to mitigate volatility in the consolidated statements of operations that otherwise would arise had this election not been made. Even though Nomura usually has little or no continuing economic exposure to the transferred financial assets, they remain on the consolidated balance sheets and continue to be carried at fair value, with changes in fair value recognized through the consolidated statements of operations; and

•

All structured notes issued on or after April 1, 2008. Nomura elects the fair value option for those structured notes primarily to mitigate the volatility in the consolidated statements of operations caused by differences in the measurement basis for structured notes and the derivatives Nomura uses to risk manage those positions. Nomura also elects the fair value option for certain notes issued by consolidated variable interest entities for the same purposes and for certain structured notes issued prior to April 1, 2008.

Interest and dividends arising from financial instruments for which the fair value option has been elected are recognized within Revenue—Net gain (loss) on trading if they are a part of profit or loss from the change in market value, otherwise they are accounted for as Interest revenue or Interest expense.

The following table presents gains (losses) due to changes in fair value for financial instruments measured at fair value using the fair value option for the years ended March 31, 2009 and 2010, respectively.

	Billions of yen		Translation into billions of U.S. dollars
	Year ended March 31, 2009	Year ended March 31, 2010
	Net gain (loss) on trading
Assets:
Trading assets and private equity investments (1)
Trading assets	¥(2)	¥(1)	$(0.01)
Private equity	(0)	(0)	(0.00)
Loans and receivables	(0)	8	0.09

Total	¥(2)	¥7	$0.08

Liabilities:
Short-term borrowings(2)	¥7	¥(3)	$(0.03)
Long-term borrowings(2)(3)	259	(147)	(1.57)

Total	¥266	¥(150)	$(1.60)

(1)	Includes equity investments that would have been accounted for under the equity method had Nomura not chosen to apply the fair value option.
(2)	Includes structured notes and other financial liabilities for which Nomura elected the fair value option.
(3)	Includes liabilities recognized from secured financing transactions arising from transfers of financial assets which did not meet the criteria for sales accounting.

Nomura elected to apply the fair value option for its 45.5% investment in the common stock of Ashikaga Holdings Co., Ltd. (“Ashikaga Holdings”). This investment is reported within Trading assets and private equity investments—Private equity investments in the consolidated balance sheets. Ashikaga Holdings recognized a total revenue of ¥83 billion, total expense of ¥110 billion and a net loss of ¥7 billion for the year ended March 31, 2009. As of March 31, 2009, its total assets and total liabilities were ¥4,921 billion and ¥4,726 billion, respectively, determined in accordance with accounting principles generally accepted in Japan.

Ashikaga Holdings recognized a total revenue of ¥118 billion ($1.26 billion), total expense of ¥93 billion ($1.00 billion) and a net gain of ¥25 billion ($0.27 billion) for the year ended March 31, 2010. As of March 31, 2010, its total assets and total liabilities were ¥4,990 billion ($53.43 billion) and ¥4,755 billion ($50.91 billion), respectively, determined in accordance with accounting principles generally accepted in Japan.

Nomura calculates the impact of changes in its own creditworthiness on certain financial liabilities for which the fair value option is elected by discounting future cash flows at a rate which incorporates observable changes in its credit spread. Gains from changes in the fair value of the financial liabilities for which the fair value option was elected, attributable to the change in Nomura’s creditworthiness were ¥73 billion for the year ended March 31, 2009, mainly because of the widening of Nomura’s credit spread. Losses from changes in the fair value of the financial liabilities for which the fair value option was elected, attributable to the change in its creditworthiness, were ¥64 billion ($0.69 billion) for the year ended March 31, 2010, mainly because of the tightening of Nomura’s credit spread.

There was no significant impact on financial assets for which the fair value option was elected attributable to instrument-specific credit risk.

As of March 31, 2009, the fair value of the aggregate unpaid principal balance (which is contractually principally protected) of loans and receivables for which the fair value option was elected was ¥1 billion more than the principal balance of such loans and receivables. The fair value of the aggregate unpaid principal balance (which is contractually principally protected) of long-term borrowings for which the fair value option was elected was ¥14 billion less than the principal balance of such long-term borrowings. There were no loans and receivables for which the fair value option was elected that were 90 days or more past due. As of March 31, 2010, the fair value of the aggregate unpaid principal balance (which is contractually principally protected) of loans and receivables for which the fair value option was elected was ¥1 billion ($0.01 billion) more than the principal balance of such loans and receivables. The fair value of the aggregate unpaid principal balance (which is contractually principally protected) of long-term borrowings for which the fair value option was elected was ¥6 billion ($0.06 billion) less than the principal balance of such long-term borrowings. There were no loans and receivables for which the fair value option was elected that were 90 days or more past due.

Assets and liabilities carried at fair value on a nonrecurring basis—

In addition to the financial instruments carried at fair value on a recurring basis, which are described above, Nomura also carries other assets and liabilities at fair value on a nonrecurring basis, where the primary measurement basis is not fair value. Fair value is only used in specific circumstances such as to measure impairment.

For the year ended March 31, 2009, Nomura recognized impairment losses of ¥100 billion within Non-interest expenses—Other in the consolidated statements of operations for the impairment of certain listed equity method investments due to an other-than-temporary decline in value. The carrying amount of these investments, which are reported within Other assets—Investments in and advances to affiliated companies in the consolidated balance sheets, were written down to their fair value of ¥37 billion. For the year ended March 31, 2010, Nomura recognized impairment losses of ¥3 billion ($0.03 billion) within Non-interest expenses—Other in the consolidated statements of operations against certain listed equity method investees as the impairment was recognized due to an other-than-temporary decline in value. The carrying amount of these investments, which is included within Other assets—Investments in and advances to affiliated companies in the consolidated balance sheets, was written down to their fair value of ¥2 billion ($0.02 billion). Fair value was determined in accordance with ASC 820 using unadjusted quoted market prices. Consequently, these nonrecurring fair value measurements have been determined using inputs which would be classified as Level 1 in the fair value hierarchy.

Trading activities—

Nomura’s trading activities consist primarily of securities brokerage, trading, and underwriting; derivatives dealing and brokerage; and securities financing transactions. Trading assets and trading liabilities consist of cash instruments (such as securities) and derivative instruments used for trading purposes or for hedging other trading assets or liabilities.

Net gain (loss) on trading

While trading activities are primarily generated by client order flow, Nomura also takes proprietary positions in interest rate, debt and equity instruments. Revenues from trading include realized and unrealized gains and losses arising from trading as principal. Revenues also include realized and unrealized gains and losses on debt and equity securities and derivatives utilized in arbitrage strategies for Nomura’s own account. The following table of net trading gains and losses by business unit has been prepared in order to present Nomura’s net trading gains and losses in a format which reflects the manner in which Nomura manages its businesses.

	Millions of yen		Translation into millions of U.S. dollars
	Year ended March 31
	2009	2010	2010
Merchant Banking	¥(2,660)	¥6,028	$65
Equity trading- trading primarily in stocks, convertible bonds, stock subscription warrants, and related derivatives	(38,660)	196,252	2,101
Fixed income trading- trading primarily in government securities, corporate debt securities, related derivatives, and foreign exchange in connection with Nomura’s securities business	(87,019)	215,144	2,303

	¥(128,339)	¥417,424	$4,469

Estimated Fair Value

        Financial assets which are carried at contractual amounts that approximate fair value include Cash and cash equivalents, Time deposits, Deposits with stock exchanges and other segregated cash, Receivables from customers, Receivables from other than customers, Securities purchased under agreements to resell, and Securities borrowed. Financial liabilities which are carried at contractual amounts that approximate fair value include Short-term borrowings, Payables to customers, Payables to other than customers, Deposits received at banks, Securities sold under agreements to repurchase, Securities loaned and Other secured borrowings. These financial instruments mature principally within one year and bear interest at rates that approximate market rates.

Loans receivable

Loans receivable are carried at cost adjusted for deferred fees or costs on originated loans, unamortized premiums or discounts on purchased loans less applicable allowances for loan losses, unless the fair value option is elected and they are held at fair value. The fair value of loans receivable is estimated based on loan characteristics. Where quoted market prices are available, such market prices were utilized to estimate fair value.

The following table presents carrying values and fair values or approximate fair values of loans receivable. Carrying values are shown after deducting allowances for doubtful accounts.

	Billions of yen				Translation into billions of U.S. dollars
	March 31
	2009		2010		2010
	Carrying value	Fair value	Carrying value	Fair value	Carrying value	Fair value
Loans receivable	¥516	¥507	¥1,306	¥1,299	$13.98	$13.91

Long-term borrowings

For long-term borrowings, certain hybrid financial instruments including structured notes are carried at fair value under the fair value option. Except for those instruments, long-term borrowings are carried at historical amounts unless such borrowings are designated as the hedged item in a fair value hedge. The fair value of long-term borrowings is estimated using quoted market prices where available or by discounting future cash flows.

The following table presents carrying values and fair values or approximate fair values of long-term borrowings.

	Billions of yen				Translation into billions of U.S. dollars
	March 31
	2009		2010		2010
	Carrying value	Fair value	Carrying value	Fair value	Carrying value	Fair value
Long-term borrowings	¥5,483	¥5,196	¥7,199	¥6,984	$77.08	$74.78

4. Derivative instruments and hedging activities:

Derivatives used for trading purposes

In the normal course of business, Nomura enters into transactions involving derivative financial instruments to meet customer needs, for its trading activities, and to reduce its own exposure to loss due to adverse fluctuations in interest rates, currency exchange rates and market prices of securities. These financial instruments include contractual agreements such as commitments to swap interest payment streams, exchange currencies or purchase or sell securities and other financial instruments on specific terms at specific future dates.

Nomura also enters into various derivative financial instrument transactions including forwards, futures, option and swap contracts involving securities, foreign currency, interest rate and other capital market instruments as part of its normal trading activities and for market risk management of certain non-trading assets and liabilities.

Nomura maintains active trading positions in a variety of derivative financial instruments. Most of Nomura’s trading activities are customer oriented. Nomura utilizes a variety of derivative financial instruments as a means of bridging customers’ specific financial needs and investors’ demands in the securities markets. Nomura also actively trades securities and various derivatives in order to assist its customers in adjusting their risk profiles as markets change. In performing these activities, Nomura carries an inventory of capital markets instruments and maintains its access to market liquidity by quoting bid and offer prices to and trading with other market makers. These activities are essential to provide customers with securities and other capital markets products at competitive prices.

Forward and futures contracts are commitments to either purchase or sell securities, foreign currency or capital market instruments at a specific future date for a specified price and may be settled in cash or through delivery. Foreign exchange contracts include spot and forward contracts and involve the exchange of two currencies at a rate agreed to by the contracting parties. Risks arise from the possible inability of counterparties to meet the terms of their contracts and from movements in market prices. Futures contracts are conducted through regulated exchanges which clear and guarantee performance of counterparties. Accordingly, credit risk associated with futures contracts is considered minimal. In contrast, forward contracts are generally negotiated between two counterparties and, therefore, are subject to the performance of the related counterparties.

Options are contracts that grant the purchaser, for a premium payment, the right to either purchase or sell a financial instrument at a specified price within a specified period of time or on a specified date from or to the writer of the option. The writer of options receives premiums and bears the risk of unfavorable changes in the market price of the financial instruments underlying the options.

Swaps are contractual agreements in which two counterparties agree to exchange certain cash flows, at specified future dates, based on an agreed contract. Certain agreements may result in combined interest rate and foreign currency exposures. Entering into swap agreements may involve the risk of credit loss in the event of the counterparties’ default.

To the extent these derivative financial instruments are economically hedging financial instruments or securities positions of Nomura, the overall risk of loss may be fully or partly mitigated by the hedged position.

Nomura seeks to minimize its exposure to market risk arising from its use of these derivative financial instruments through various control policies and procedures, including position limits, monitoring procedures and hedging strategies whereby Nomura enters into offsetting or other positions in a variety of financial instruments. Credit risk associated with these financial instruments is controlled by Nomura through credit approvals, limits and monitoring procedures. To reduce default risk, Nomura requires collateral, principally cash collateral and government securities, for certain derivative transactions. From an economic standpoint, Nomura evaluates default risk exposure net of related collateral. Furthermore, Nomura generally enters into International Swaps and Derivatives Association, Inc. master agreements or their equivalents (“master netting agreements”) with each of its counterparties. Master netting agreements provide a right of offset in the event of bankruptcy and mitigate the credit risk exposure from these transactions. In some cases, they enable unrealized gains and losses arising from Nomura’s dealings in over-the-counter derivatives to be presented on a net-by-counterparty basis and on a net-by-cash collateral basis in accordance with ASC 210-20.

Nomura offset ¥680 billion of cash collateral receivables against net derivative liabilities and ¥923 billion of cash collateral payables against net derivative assets as of March 31, 2009. Nomura offset ¥640 billion ($6.85 billion) of cash collateral receivables against net derivative liabilities and ¥649 billion ($6.95 billion) of cash collateral payables against net derivative assets as of March 31, 2010.

Derivatives used for non-trading purposes

Nomura’s principal objective in using derivatives for purposes other than trading is market risk management for certain non-trading liabilities such as issued debt.

Nomura issues Japanese yen and foreign currency denominated debt with both fixed and floating interest rates. Nomura generally enters into swap agreements to convert fixed rate interest payments on its debt obligations to floating rate. The maturity structure of the swaps corresponds with the maturity of the debt obligations being hedged. Credit risk associated with derivatives utilized for non-trading purposes is controlled and managed in the same way as credit risk associated with derivatives utilized for trading purposes.

Concentrations of credit risk for derivatives

The following table presents Nomura’s significant concentration of exposures to credit risk on OTC derivatives for financial institutions. The gross fair value of derivative assets represents the maximum amount of loss due to credit risk that Nomura would incur if the counterparties of Nomura failed to perform in accordance with the terms of the instruments and any collateral or other security Nomura held in relation to those instruments proved to be of no value.

	Billions of yen
	March 31, 2009
	Gross Fair Value of derivative assets	Impact of Master Netting Arrangements	Impact of Collateral	Net Exposure to Credit Risk
Financial institutions	¥13,511	¥(11,962)	¥(887)	¥662

	Billions of yen
	March 31, 2010
	Gross Fair Value of derivative assets	Impact of Master Netting Arrangements	Impact of Collateral	Net Exposure to Credit Risk
Financial institutions	¥12,340	¥(11,353)	¥(594)	¥393

	Translation into billions of U.S. dollars
	March 31, 2010
	Gross Fair Value of derivative assets	Impact of Master Netting Arrangements	Impact of Collateral	Net Exposure of Credit Risk
Financial institutions	$132.12	$(121.56)	$(6.36)	$4.20

Derivative activities

Derivatives used for trading purposes are reported in the consolidated balance sheets within Trading assets or Trading liabilities, depending on whether the derivative has a positive or negative fair value, respectively. Embedded derivatives bifurcated from an underlying host debt instrument are reported in Short-term borrowings and Long-term borrowings depending on the maturity of the underlying host contract. Derivatives used for non-trading purposes, namely those designated as hedging instruments, are reported in Trading assets and Trading liabilities depending on whether the derivative has a positive or negative fair value, respectively.

The following table quantifies the volume of Nomura’s derivative activity, through a disclosure of notional amounts, in comparison with the fair value of those derivatives. All amounts are disclosed on a gross basis, prior to counterparty netting of derivative assets and liabilities and cash collateral netting against net derivatives.

	Billions of yen
	March 31, 2009
	Derivative Assets		Derivative Liabilities
	Notional	Fair Value	Notional(1)	Fair Value(1)
Derivatives used for trading purposes:
Equity contracts	¥8,286	¥878	¥8,963	¥860
Interest rate contracts(2)	186,151	11,195	192,117	10,421
Credit contracts	49,587	5,512	49,409	5,137
Foreign exchange contracts	28,799	270	15,193	405
Commodity contracts	70	23	68	23
Other contracts	904	32	794	30

Total	¥273,797	¥17,910	¥266,544	¥16,876

Derivatives designated as hedging instruments(3):
Interest rate contracts	¥646	¥18	¥94	¥1

Total	¥646	¥18	¥94	¥1

	Billions of yen
	March 31, 2010
	Derivative Assets		Derivative Liabilities
	Notional	Fair Value	Notional(1)	Fair Value(1)
Derivatives used for trading purposes:
Equity contracts	¥19,051	¥1,572	¥18,391	¥1,681
Interest rate contracts(2)	343,809	11,765	337,263	11,385
Credit contracts	33,531	2,087	35,816	1,984
Foreign exchange contracts	65,370	715	63,090	780
Commodity contracts	387	32	338	32
Other contracts	24,362	188	22,600	267

Total	¥486,510	¥16,359	¥477,498	¥16,129

Derivatives designated as hedging instruments:
Interest rate contracts	¥1,030	¥27	¥472	¥3

Total	¥1,030	¥27	¥472	¥3

	Translation into billions of U.S. dollars
	March 31, 2010
	Derivative Assets		Derivative Liabilities
	Notional	Fair Value	Notional(1)	Fair Value(1)
Derivatives used for trading purposes:
Equity contracts	$203.97	$16.83	$196.90	$18.00
Interest rate contracts(2)	3,681.05	125.96	3,610.97	121.88
Credit contracts	359.00	22.35	383.46	21.25
Foreign exchange contracts	699.89	7.66	675.48	8.35
Commodity contracts	4.14	0.34	3.62	0.34
Other contracts	260.83	2.01	241.97	2.86

Total	$5,208.88	$175.15	$5,112.40	$172.68

Derivatives designated as hedging instruments:
Interest rate contracts	$11.03	$0.29	$5.05	$0.03

Total	$11.03	$0.29	$5.05	$0.03

(1)	Includes the amount of embedded derivatives bifurcated in accordance with ASC 815.
(2)	Includes contracts which have both interest rate and foreign exchange underlyings.
(3)	Derivative designated as hedging instruments are reported in Other assets-Other and Other liabilities depending on whether the derivative has positive or negative fair value, respectively.

The following table discloses amounts included in the consolidated statements of operations related to derivatives. Nomura adopted the guidance included in ASC 815 from the quarter ended March 31, 2009.

Billions of yen
Three months ended March 31, 2009
Net gain (loss) on trading
Derivative used for trading purposes(1):
Equity contracts	¥15
Interest rate contracts(2)	86
Credit contracts	41
Foreign exchange contracts	(175)
Commodity contracts	0
Other contracts	(3)

Total	¥(36)

	Billions of yen	Translation into billions of U.S. dollars
	Year ended March 31, 2010
	Net gain (loss) on trading
Derivatives used for trading purposes(1) :
Equity contracts	¥326	$3.51
Interest rate contracts(2)	254	2.71
Credit contracts	(307)	(3.29)
Foreign exchange contracts	124	1.32
Commodity contracts	(1)	(0.01)
Other contracts	17	0.18

Total	¥413	$4.42

(1)	Includes net gain and (loss) on embedded derivatives.
(2)	Includes contracts which have both interest rate and foreign exchange underlyings.

Billions of yen
Three months ended March 31, 2009
Interest revenue / Interest expense
Derivatives designated as hedging instruments:
Interest rate contracts	¥2

Total	¥2

Hedged items:
Long-term borrowings	¥(2)

Total	¥(2)

	Billions of yen	Translation into billions of U.S. dollars
	Year ended March 31, 2010
	Interest revenue / Interest expense
Derivatives designated as hedging instruments:
Interest rate contracts	¥14	$0.15

Total	¥14	$0.15

Hedged items:
Long-term borrowings	¥(14)	$(0.15)

Total	¥(14)	$(0.15)

Derivatives containing credit-risk-related contingent features

Nomura enters into certain OTC derivatives and other agreements containing credit-risk-related contingent features. These features would require Nomura to post additional collateral or settle the instrument upon occurrence of a credit event, the most common of which would be a downgrade in the Company’s long-term credit rating.

The aggregate fair value of all derivative instruments with credit-risk-related contingent features that are in a liability position on March 31, 2009, was ¥1,578 billion with related collateral pledged at that date of ¥629 billion. In the event of a one-notch downgrade to Nomura’s long-term credit rating, the aggregate fair value of assets that would have been required to be posted as additional collateral or that would have been needed to settle the instruments immediately was ¥13 billion. The aggregate fair value of all derivative instruments with credit-risk-related contingent features that are in a liability position on March 31, 2010, was ¥1,559 billion ($16.69 billion) with related collateral pledged at that date of ¥848 billion ($9.08 billion). In the event of a one-notch downgrade to Nomura’s long-term credit rating, the aggregate fair value of assets that would have been required to be posted as additional collateral or that would have been needed to settle the instruments immediately was ¥29 billion ($0.31 billion).

Credit derivatives:

Credit derivatives are derivative instruments in which one or more of their underlyings are related to the credit risk of a specified entity (or group of entities) or an index based on the credit risk of a group of entities and that expose the seller to potential loss from credit risk related events specified in the contract.

Written credit derivatives are instruments or embedded features where Nomura assumes third party credit risk, either as guarantor in a guarantee-type contract, or as the party that provides credit protection in an option-type contract, credit default swap, or any other credit derivative contract.

Nomura enters into credit derivatives as part of its normal trading activities as both purchaser and seller for credit risk mitigation, proprietary trading positions and for client transactions.

The most significant type of credit derivatives used by Nomura are single-name credit default swaps where settlement of the derivative is based on the credit risk of a single third party. Nomura also writes credit derivatives linked to the performance of a credit default index and issues other credit-risk related portfolio products.

Nomura would have to perform under a credit derivative contract if a credit event as defined in the respective contract occurs. Typical credit events include bankruptcy, failure to pay and restructuring of obligations of the referenced security.

Credit derivative contracts written by Nomura are either cash or physically settled. In cash-settled instruments, once payment is made upon an event of a default, the contract usually terminates with no further payments due. Nomura generally has no right to assume the reference assets of the counterparty in exchange for payment, nor does Nomura usually have any direct recourse to the actual issuers of the reference assets to recover the amount paid. In physically-settled contracts, upon a default event, Nomura takes delivery of the reference asset in return for payment of the full notional of the contract.

Nomura actively monitors and manages its credit derivative exposures. Where protection is sold, risks may be mitigated through purchasing credit protection from other third parties either on identical underlying reference assets or on underlying reference assets with the same issuer which would be expected to behave in a correlated fashion. The most common form of recourse provision to enable Nomura to recover from third parties any amounts paid under a written credit derivative is therefore not through the derivative itself but rather through the separate purchase of credit derivatives with identical or correlated underlyings.

Nomura quantifies the value of these purchased contracts in the following tables in the column titled “Purchased Credit Protection”. These amounts represent purchased credit protection with identical underlyings to the written credit derivative contracts which act as a hedge against Nomura’s exposure. To the extent Nomura is required to pay out under the written credit derivative, a similar amount would generally become due to us under the purchased hedge.

Credit derivatives have a stated notional amount which represents the maximum payment Nomura may be required to make under the contract. However, this is generally not a true representation of the amount Nomura will actually pay as in addition to purchased credit protection, other risk mitigating factors reduce the likelihood and amount of any payment, including:

The probability of default: Nomura values credit derivatives taking into account the probability that the underlying reference asset will default and that Nomura will be required to make payments under the contract. Based on historical experience and Nomura’s assessment of the market, Nomura believes that the probability that all reference assets on which Nomura provides protection will default in a single period is remote. The disclosed notional amount, therefore, significantly overstates Nomura’s true exposure on these contracts.

The recovery value on the underlying asset: In the case of a default, Nomura’s liability on the contract is limited to the difference between the notional amount and the recovery value of the underlying reference asset. While the recovery value on a defaulted asset may be minimal, this does reduce amounts paid on these contracts.

Nomura holds assets as collateral in relation to written credit derivatives. However, these amounts do not enable Nomura to recover any amounts paid under the credit derivative but rather mitigate the risk of economic loss arising from a counterparty defaulting against amounts due to Nomura under the contract. Collateral requirements are determined on a counterparty level rather than individual contract, and also generally cover all types of derivative contracts rather than just credit derivatives.

The following tables present information about Nomura’s written credit derivatives and purchased credit protection with identical underlyings as of March 31, 2009 and 2010, respectively.

	Billions of yen
	March 31, 2009
		Maximum Potential Payout/Notional					Notional
	Carrying value (Asset) / liability(1)	Total	Years to Maturity				Purchased Credit Protection
			Less than 1 year	1 to 3 years	3 to 5 years	More than 5 years
Single-name credit default swaps	¥1,014	¥9,711	¥938	¥2,282	¥5,337	¥1,154	¥9,067
Credit default indices	2,962	32,963	628	8,808	17,795	5,732	32,919
Other credit-risk related portfolio products	1,044	5,178	45	921	2,561	1,651	4,915
Credit-risk related options and swaptions	2	8	—	8	—	—	8

Total	¥5,022	¥47,860	¥1,611	¥12,019	¥25,693	¥8,537	¥46,909

	Billions of yen
	March 31, 2010
		Maximum Potential Payout/Notional					Notional
	Carrying value (Asset) / liability(1)		Years to Maturity				Purchased Credit Protection
		Total	Less than 1 year	1 to 3 years	3 to 5 years	More than 5 years
Single-name credit default swaps	¥(377)	¥14,659	¥104	¥3,249	¥5,741	¥5,565	¥12,988
Credit default indices	174	13,319	51	1,801	4,693	6,774	11,837
Other credit-risk related portfolio products	135	3,874	—	566	1,856	1,452	2,208
Credit-risk related options and swaptions	0	7	—	5	—	2	5

Total	¥(68)	¥31,859	¥155	¥5,621	¥12,290	¥13,793	¥27,038

	Translation into billions of U.S. dollars
	March 31, 2010
		Maximum Potential Payout/Notional					Notional
	Carrying value (Asset) / liability(1)		Years to Maturity				Purchased Credit Protection
		Total	Less than 1 year	1 to 3 years	3 to 5 years	More than 5 years
Single-name credit default swaps	$(4.03)	$156.96	$1.12	$34.78	$61.48	$59.58	$139.07
Credit default indices	1.86	142.61	0.54	19.29	50.24	72.54	126.73
Other credit-risk related portfolio products	1.44	41.47	—	6.06	19.87	15.54	23.64
Credit-risk related options and swaptions	0.00	0.07	—	0.05	—	0.02	0.05

Total	$(0.73)	$341.11	$1.66	$60.18	$131.59	$147.68	$289.49

(1)	Carrying value amounts are shown on a gross basis prior to cash collateral or counterparty netting.

The following tables present information about Nomura’s written credit derivatives by external credit rating of the underlying asset. Ratings are based on Standard & Poor’s (“S&P”), or if not rated by S&P, based on Moody’s Investors Service. If ratings from either of these agencies are not available, the ratings are based on Fitch Ratings Ltd. or Japan Credit Rating Agency, Ltd. For credit default indices, the rating is determined by taking the weighted average of the external credit ratings given for each of the underlying reference entities comprising the portfolio or index.

	Billions of yen
	March 31, 2009
	Maximum Potential Payout/Notional
	AAA	AA	A	BBB	BB	Other(1)	Total
Single-name credit default swaps	¥227	¥591	¥2,619	¥3,537	¥1,540	¥1,197	¥9,711
Credit default indices	471	557	16,069	11,979	735	3,152	32,963
Other credit-risk related portfolio products	—	—	—	—	—	5,178	5,178
Credit-risk related options and swaptions	—	—	—	—	—	8	8

Total	¥698	¥1,148	¥18,688	¥15,516	¥2,275	¥9,535	¥47,860

	Billions of yen
	March 31, 2010
	Maximum Potential Payout/Notional
	AAA	AA	A	BBB	BB	Other(1)	Total
Single-name credit default swaps	¥668	¥922	¥4,469	¥4,912	¥2,201	¥1,487	¥14,659
Credit default indices	967	351	5,998	3,987	350	1,666	13,319
Other credit-risk related portfolio products	23	—	—	—	—	3,851	3,874
Credit-risk related options and swaptions	—	—	—	2	—	5	7

Total	¥1,658	¥1,273	¥10,467	¥8,901	¥2,551	¥7,009	¥31,859

	Translation into billions of U.S. dollars
	March 31, 2010
	Maximum Potential Payout/Notional
	AAA	AA	A	BBB	BB	Others(1)	Total
Single-name credit default swaps	$7.15	$9.87	$47.85	$52.59	$23.56	$15.94	$156.96
Credit default indices	10.36	3.76	64.21	42.69	3.75	17.84	142.61
Other credit-risk related portfolio products	0.25	—	—	—	—	41.22	41.47
Credit-risk related options and swaptions	—	—	—	0.02	—	0.05	0.07

Total	$17.76	$13.63	$112.06	$95.30	$27.31	$75.05	$341.11

(1)	“Other” includes credit derivatives where the credit rating of the underlying reference asset is below investment grade or where a rating is unavailable.

5. Private equity business:

Nomura makes private equity investments primarily in Japan and Europe.

As of April 1, 2007 Nomura adopted ASC 946 and as a result, private equity investments made by certain entities which Nomura consolidates under either a voting interest or variable interest model which are investment companies pursuant to the provisions of ASC 946 (“investment company subsidiaries”) are now accounted for at fair value, with changes in fair value recognized through the consolidated statements of operations. Investment company accounting applied by each of these investment company subsidiaries is retained in these consolidated financial statements.

These entities make private equity investments solely for capital appreciation, current income or both rather than to generate strategic operating benefits to Nomura. In accordance with Nomura investment policies, non-investment companies within the group may not make investments in entities engaged in non-core businesses if such investments would result in consolidation or application of the equity method of accounting. Such investments may generally only be made by investment company subsidiaries. Non-core businesses are defined as those engaged in activities other than Nomura’s business segments.

Nomura also has a subsidiary which is not an investment company but which makes investments in entities engaged in Nomura’s core businesses. These investments are made for capital appreciation or current income purposes or both and are also carried at fair value, either because fair value is carried by election of the fair value option or other U.S. GAAP requirements.

Private equity business in Japan

Nomura has an established private equity business in Japan, which is operated primarily through a wholly-owned subsidiary, NPF.

Since its inception in 2000, NPF has made investments in 21 entities and exited from 16 of these investments (including partial sales). The fair value of its investment portfolio is ¥98,998 million and ¥104,962 million ($1,124 million) as of March 31, 2009 and 2010, respectively.

NPF is an investment company subsidiary pursuant to the provisions of ASC 946 and therefore carries all of its investments at fair value, with changes in fair value recognized through the consolidated statements of operations from the adoption date of ASC 946 on April 1, 2007.

Nomura also makes private equity investments through another wholly-owned subsidiary, Nomura Financial Partners Co., Ltd. (“NFP”). NFP is not an investment company subsidiary as it invests in the entities engaged in Nomura’s core business. Nomura elected the fair value option to account for its 45.5% investment in the common stock of Ashikaga Holdings.

Private equity business in Europe

In Europe, Nomura’s private equity investments primarily comprise legacy investments made by its former Principal Finance Group (“PFG”) now managed by Terra Firma (collectively referred to as the “Terra Firma Investments”), investments in other funds managed by Terra Firma (“Other Terra Firma Funds”) and through other investment company subsidiaries (“Other Investments”).

Terra Firma Investments

Following a review to determine the optimum structure for Nomura’s European private equity business, on March 27, 2002, Nomura restructured its PFG and, as a result, contributed its investments in certain of its remaining investee companies to Terra Firma Capital Partners I (“TFCP I”), a limited partnership which is engaged in the private equity business, in exchange for a limited partnership interest. Terra Firma Investments (GP) Limited, the general partner of TFCP I, which is independent of Nomura, assumed the management and control of these investments, together with one other PFG investment, Annington Holdings plc, which due to contractual restrictions was not transferred to the partnership.

With effect from March 27, 2002, Nomura ceased consolidating the Terra Firma Investments and accounted for those investments at fair value in accordance with ASC 946.

The Terra Firma Investments are held by entities which are investment company subsidiaries and therefore Nomura continues to account for these investments at fair value, with changes in fair value recognized through the consolidated statements of operations.

The fair value of the Terra Firma Investments was ¥89,762 million and ¥98,683 million ($1,057 million) as of March 31, 2009 and 2010, respectively.

Other Terra Firma Funds

In addition to the Terra Firma Investments, Nomura is a 10% investor in a ¥242 billion ($2.59 billion) private equity fund (“TFCP II”) and a 2% investor in a ¥646 billion ($6.91 billion) private equity fund (“TFCP III”), also raised and managed by Terra Firma Capital Partners Limited.

Nomura’s total commitment for TFCP II was originally ¥24,227 million ($259 million) and reduced to ¥5,033 million ($54 million) as a result of adjustments for recyclable distributions. As of March 31, 2010, ¥4,505 million ($48 million) had been drawn down for investments.

For TFCP III, Nomura’s total commitment is ¥12,492 million ($134 million) and ¥7,413 million ($79 million) had been drawn down for investments as of March 31, 2010.

The investments in TFCP II and TFCP III are carried at fair value, with changes in fair value recognized through the consolidated statements of operations.

Other Investments

Nomura also makes private equity investments in Europe through wholly-owned subsidiaries and other consolidated entities which have third party pooling of funds. Certain of these entities are investment company subsidiaries and therefore all of their investments are carried at fair value, with changes in fair value recognized through the consolidated statements of operations.

6. Investment company accounting

Certain entities, including NPF, are investment companies and therefore carry all of their investments at fair value, with changes in fair value recognized through the consolidated statements of operations.

The following table summarizes the aggregate fair value and the cost of investments held by all investment company subsidiaries within the Nomura Group and for which investment company accounting has been retained in these consolidated financial statements.

	Millions of yen		Translation into millions of U.S. dollars
	March 31
	2009	2010	2010
Closing cost(1)	¥260,920	¥249,609	$2,672
Gross unrealized appreciation	90,760	104,056	1,114
Gross unrealized depreciation	(97,987)	(86,497)	(926)

Closing fair value	¥253,693	¥267,168	$2,860

(1)	Cost is defined as the historical cost of each investment (i.e. purchase price) as adjusted for subsequent additional investment.

The following table summarizes the performance of the investments held by investment company subsidiaries during the period:

	Millions of yen		Translation into millions of U.S. dollars
	March 31
	2009	2010	2010
Opening fair value	¥306,354	¥253,693	$2,716
Purchase / (sales) of investees during the period(1)	36,414	(5,004)	(54)
Realized gains / (losses) during the period(2)	49,493	(2,212)	(24)
Change in unrealized gains / (losses) during the period	(138,568)	20,691	222

Closing fair value	¥253,693	¥267,168	$2,860

(1)	Acquisition cost of new investees and additional investments or sales proceeds of investees disposed of during the period.
(2)	Realized gains and losses are calculated as the difference between sales proceeds and the adjusted historical cost of the investment.

7. Collateralized transactions:

Nomura enters into collateralized transactions, including resale and repurchase agreements, securities borrowed and loaned transactions, and other secured borrowings mainly to meet customers’ needs, finance trading inventory positions and obtain securities for settlements. Under these transactions, Nomura either receives or provides collateral, including Japanese government, agency, mortgage-backed, bank and corporate debt securities, non-Japanese government securities and equities. In many cases, Nomura is permitted to use the securities received to secure repurchase agreements, enter into securities lending transactions or to cover short positions with counterparties.

The fair value of securities received as collateral, securities borrowed with collateral and securities borrowed without collateral which Nomura is permitted to sell or repledge and the portion that has been sold or repledged are as follows:

	Billions of yen		Translation into billions of U.S. dollars
	March 31
	2009	2010	2010
The fair value of securities received as collateral, securities borrowed with collateral and securities borrowed without collateral where Nomura is permitted to sell or repledge the securities	¥10,742	¥22,378	$240
The portion of the above that has been sold (included in Trading liabilities on the consolidated balance sheet) or repledged	8,631	19,640	210

Nomura pledges firm-owned securities to collateralize repurchase agreements and other secured financings. Pledged securities that can be sold or repledged by the secured party, including Gensaki Repo transactions, are disclosed parenthetically as Securities pledged as collateral in Trading assets and private equity investments and Other assets—Investments in and advances to affiliated companies on the consolidated balance sheets at March 31, 2009 and 2010, respectively. Assets owned, which have been pledged as collateral, primarily to stock exchanges and clearing organizations, without allowing the secured party the right to sell or repledge them, are summarized in the table below:

	Millions of yen		Translation into millions of U.S. dollars
	March 31
	2009	2010	2010
Trading assets:
Equities and convertible securities	¥78,432	¥7,623	$82
Government and government agency securities	495,043	2,144,648	22,962
Bank and corporate debt securities	312,729	169,251	1,812
Commercial mortgage-backed securities (CMBS)	—	26,072	279
Residential mortgage-backed securities (RMBS)	—	704,016	7,538
Mortgage and mortgage-backed securities	—	32,740	350
Collateralized debt obligation (CDO)	—	16,522	177
Investment trust funds and other	52	6,048	65

	¥886,256	¥3,106,920	$33,265

Non-trading debt securities	¥108,700	¥98,860	$1,058
Investments in and advance to affiliated companies	¥35,682	¥35,933	$385

Assets subject to lien, except for those disclosed above, are as follows:

	Millions of yen		Translation into millions of U.S. dollars
	March 31
	2009	2010	2010
Loans and receivables	¥7,408	¥389	$4
Trading assets	3,145,982	2,275,746	24,366
Office buildings, land, equipment and facilities	51,153	24,947	267
Non-trading debt securities	55,244	143,029	1,531
Other	—	12,738	137

	¥3,259,787	¥2,456,849	$26,305

Assets in the above table were primarily pledged for secured borrowings, including other secured borrowings and trading balances of secured borrowings, and derivative transactions. See Note 12, “Borrowings”, for further information regarding trading balances of secured borrowings.

8. Securitization and Variable Interest Entities (VIEs):

Securitization

        Nomura utilizes special purpose entities (“SPEs”), to securitize commercial and residential mortgage loans, government and corporate debt securities and other types of financial assets. Those SPEs are incorporated as stock companies, Tokumei kumiai (silent partnerships), Cayman SPCs or trust accounts. Nomura’s involvement with SPEs includes structuring, underwriting, distributing and selling debt instruments and beneficial interests issued by SPEs to investors. Nomura accounts for the transfer of financial assets in accordance with ASC 860 which requires Nomura to account for the transfer as a sale when Nomura relinquishes control over the assets. Control is deemed to be relinquished when the following conditions are met: (a) the assets have been isolated from the transferor (even in bankruptcy or other receivership), (b) the transferee has the right to pledge or exchange the assets received, or if the transferee is a Qualified Special Purpose Entity (“QSPE”), the holders of its beneficial interests have the right to pledge or exchange the beneficial interests and (c) the transferor has not maintained effective control over the transferred assets. Nomura may obtain an interest in the financial assets, including residual interests in the SPE. Any such interests are accounted for at fair value and included in Trading assets within the consolidated balance sheets, with the change in fair value included in Revenues-net gain (loss) on trading. Fair value for retained interests in securitized financial assets is determined by using observable prices; or in cases where observable prices are not available for certain retained interests, Nomura estimates fair value based on the present value of expected future cash flows using its best estimates of the key assumptions including: forecasted credit losses, prepayment rates, forward yield curves and discount rates commensurate with the risks involved. Nomura may also enter into derivative transactions in relation to the assets transferred to SPE.

As noted above, Nomura may have continuing involvement with SPEs to which Nomura transferred assets. During the year ended March 31, 2009 and 2010, proceeds received by Nomura from new securitizations were ¥137 billion and ¥210 billion ($2.24 billion), respectively, and recognized gains (losses) on sale were ¥203 million and (¥22 million) ($0.24 million), respectively. The cumulative balance of financial assets transferred to SPEs with which Nomura has continuing involvement was ¥1,122 billion and ¥1,657 billion ($17.74 billion) as of March 31, 2009 and 2010, respectively. Total assets held by such SPEs were ¥1,198 billion and ¥1,549 billion ($16.59 billion) as of March 31, 2009 and 2010, respectively. Nomura’s retained interests were ¥7 billion and ¥134 billion ($1.44 billion), as of March 31, 2009 and 2010, respectively. For the year ended March 31, 2009 and 2010, Nomura received ¥1 billion and ¥5 billion ($0.05 billion), respectively, from the SPEs on interests held in SPEs. Nomura had outstanding collateral service agreements or written credit default swap agreements in the amount of ¥29 billion and ¥30 billion ($0.33 billion) as of March 31, 2009 and 2010. Nomura does not provide financial support to SPEs beyond its contractual obligations.

The following table sets forth the key economic assumptions used to determine the fair value of the firm’s retained interests and the sensitivity of this fair value to immediate adverse changes of 10% and 20% in those assumptions.

	Billions of yen
	As of March 31, 2010
	Material retained interest held(1)	Translation into millions of U.S. dollars
Fair value of retained interests	¥133	$1.42
Weighted-average life (Years)	4.7
Constant prepayment rate	8.6%
Impact of 10% adverse change	(0.6)	(0.01)
Impact of 20% adverse change	(1.0)	(0.01)
Discount rate	4.5%
Impact of 10% adverse change	(2.1)	(0.02)
Impact of 20% adverse change	(4.1)	(0.04)

(1)	The sensitivity analysis has been performed for material retained interests held of ¥133 billion ($1.42 billion) out of a total retained interest of ¥134 billion ($1.44 billion).

Changes in fair value based on a 10% or 20% adverse changes generally cannot be extrapolated as the relationship between the change in assumption to the change in fair value may not be linear. The impact of a change in a particular assumption is calculated holding all other assumptions constant. For this reason, concurrent changes in assumptions may magnify or counteract the sensitivities disclosed above. The sensitivity analyses are hypothetical and do not reflect Nomura’s risk management practices which may be undertaken under similar stress scenarios.

The following table presents the type and carrying value of financial assets included within Trading assets which have been transferred to SPEs but which do not meet the criteria for derecognition under ASC 860. The transfers are accounted for as secured financing transactions within Long-term borrowings.

	Billions of yen		Translation into billions of U.S. dollars
	March 31
	2009	2010	2010
Assets
Trading assets
Equities	¥136	¥538	$5.76
Debt securities	246	205	2.20
Mortgage and mortgage-backed securities	84	127	1.36
Loans	—	29	0.31

Total	¥466	¥899	$9.63

Liabilities
Long-term borrowings	¥443	¥758	$8.12

Variable Interest Entities

In the normal course of business, Nomura acts as a transferor of financial assets to VIEs, and also as underwriter, distributor, and seller of repackaged financial instruments issued by VIEs in connection with its securitization and equity derivative activities. Nomura retains, purchases and sells variable interests in VIEs in connection with its market-making, investing and structuring activities. Nomura consolidates VIEs for which it is the primary beneficiary, including those that were created to market structured bonds to investors by repackaging corporate convertible bonds, mortgages and mortgage-backed securities. Nomura also consolidates certain investment funds which are VIEs, and for which Nomura is the primary beneficiary.

The following table presents the classification of the consolidated VIEs’ assets and liabilities. Creditors do not have any recourse to Nomura beyond the assets held in the VIEs.

	Billions of yen		Translation into billions of U.S. dollars
	March 31
	2009	2010	2010
Consolidated VIE assets
Cash and cash equivalents	¥50	¥36	$0.39
Trading assets
Equities	362	222	2.38
Debt securities	52	49	0.52
Mortgage and mortgage-backed securities	123	46	0.49
Investment trust funds and other	8	0	0.00
Derivatives	12	1	0.01
Private equity investments	—	1	0.01
Office buildings, land, equipment and facilities	51	24	0.26
Other	32	68	0.73

Total	¥690	¥447	$4.79

Consolidated VIE liabilities
Trading liabilities
Debt securities	¥—	¥12	$0.13
Mortgage-backed securities	26	—	—
Derivatives	2	1	0.01
Borrowings
Short-term borrowings	—	2	0.02
Long-term borrowings	251	138	1.48
Other	28	18	0.19

Total	¥307	¥171	$1.83

Nomura also holds significant variable interests in VIEs where Nomura is not the primary beneficiary or holds variable interests in VIEs sponsored by Nomura. Nomura’s variable interests in such VIEs include senior and subordinated debt, residual interests, and equity interests associated with commercial and residential mortgage-backed securitizations as well as other asset-backed securitizations and structured financings; equity interests in VIEs which were formed to acquire primarily high yield leveraged loans and other lower investment grade debt obligations; guarantees and residual interests regarding leveraged and operating leases for aircraft held by VIEs; and loans and investments in VIEs that acquire operating businesses.

The following tables present the carrying amount of assets and liabilities of unconsolidated VIEs in which Nomura holds significant variable interests, or interests in VIEs that Nomura sponsored, and the maximum exposure to loss associated with these variable interests. Maximum exposure to loss does not reflect Nomura’s estimate of the actual losses that could result from adverse changes, nor does it reflect the economic hedges Nomura enters into to reduce its exposure. The risks associated with Nomura’s involvement with VIEs are limited to the amount recorded in the consolidated balance sheets, and any amount of commitments and financial guarantees provided to the VIEs. The notional amount of derivative instruments generally exceeds the amount of actual risk to which Nomura is exposed.

	Billions of yen
	March 31, 2009
	Carrying amount of variable interests		Maximum exposure to loss to unconsolidated VIEs
	Assets	Liabilities
Type of variable interest held:
Trading assets
Equities	¥84	¥—	¥84
Debt securities	24	—	24
Mortgage and mortgage-backed securities	89	—	89
Investment trust fund and other	4	—	4
Derivatives	55	0	116
Loans
Short-term	39	—	39
Long-term	9	—	9
Other	0	—	0
Commitments to extend credit and other guarantees	—	—	23

Total	¥304	¥0	¥388

	Billions of yen
	March 31, 2010
	Carrying amount of variable interests		Maximum exposure to loss to unconsolidated VIEs
	Assets	Liabilities
Type of variable interest held:
Trading assets
Equities	¥98	¥—	¥98
Debt securities	27	—	27
Mortgage and mortgage-backed securities	54	—	54
Investment trust fund and other	3	—	3
Derivatives	2	10	34
Loans
Short-term	31	—	31
Long-term	74	—	74
Other	0	—	0
Commitments to extend credit and other guarantees	—	—	8

Total	¥289	¥10	¥329

	Translation into billions of U.S dollars
	March 31, 2010
	Carrying amount of variable interests		Maximum exposure to loss to unconsolidated VIEs
	Assets	Liabilities
Type of variable interest held:
Trading assets
Equities	$1.05	$—	$1.05
Debt securities	0.29	—	0.29
Mortgage and mortgage-backed securities	0.58	—	0.58
Investment trust fund and other	0.03	—	0.03
Derivatives	0.02	0.11	0.36
Loans
Short-term	0.33	—	0.33
Long-term	0.79	—	0.79
Other	0.00	—	0.00
Commitments to extend credit and other guarantees	—	—	0.09

Total	$3.09	$0.11	$3.52

9. Receivables and payables

Loans receivable consist primarily of loans receivable in connection with banking activities (“loans at banks”), loans receivable in connection with financing activities such as asset-based loans at non-bank entities (“financing activity loans”), margin transaction loans related to broker dealers (“margin transaction loans”), and loans receivable from financial institutions in the inter-bank money market used for short-term financing (“inter-bank money market loans”).

For each of these types of loans, the following table presents the total recorded investment or fair value for those loans elected for the fair value option:

	Millions of yen		Translation into millions of U.S. dollars
	March 31
	2009	2010	2010
Loans at banks	¥214,390	¥318,087	$3,406
Financing activity loans	191,489	855,284	9,157
Margin transaction loans	67,442	113,366	1,214
Inter-bank money market loans	45,858	23,638	253

Loans receivable total	¥519,179	¥1,310,375	$14,030

Nomura establishes an Allowance for doubtful accounts for amounts estimated to be uncollectible against loans receivable, receivables from customers and receivables from other than customers. Changes in the Allowance for doubtful accounts are presented below:

	Millions of yen		Translation into millions of U.S. dollars
	Year ended March 31
	2009	2010	2010
Balance at beginning of year	¥1,399	¥3,765	$40
Provision for losses	3,089	2,214	24
Charge-offs	(318)	(1,637)	(18)
Other	(405)	1,083	12

Balance at end of year	¥3,765	¥5,425	$58

Net receivables/payables arising from unsettled securities transactions are included in Receivables from other than customers amounting to ¥480,182 million as of March 31, 2009 and ¥95,954 million ($1,027 million) as of March 31, 2010.

10. Business combinations:

Lehman

In October 2008, Nomura acquired the majority of Lehman Brothers’ (“Lehman”) Asia-Pacific operations, its equities and investment banking operations in Europe and the Middle East, and hired certain of its fixed income personnel in Europe. The acquisition agreements generally provided for the transfer of certain employees, the purchase of certain assets and the assumption of certain liabilities for those operations. Financial assets and financial liabilities were generally not acquired. The acquisitions have strengthened Nomura’s wholesale and investment banking businesses and expanded its global capabilities.

Nomura also acquired Lehman’s specialized service companies in India by purchasing the shares of Lehman Brothers Services India Private Ltd, Lehman Brothers Financial Services (India) Private Ltd and Lehman Brothers Structured Finance Services Private Ltd. These three companies functioned as a shared-services platform for Lehman’s businesses in Europe and Asia-Pacific by supporting IT operations, financial control and global risk management.

Nomura has accounted for these acquisitions as a business combination and therefore the operating results of the acquired businesses have been included in Nomura’s consolidated statements of operations from October 2008. The purchase price allocation of total acquisition cost to the acquired assets and the assumed liabilities was completed by September 30, 2009. Goodwill increased by ¥10,206 million ($109 million) from the preliminary estimate of ¥13,018 million recognized as of March 31, 2009 to ¥23,224 million ($249 million) as of September 30, 2009. The increase is mainly due to costs incurred in restructuring certain of the acquired businesses. Nomura incurred costs of ¥48,159 million ($516 million) for these acquisitions from acquisition date through to September 30, 2009. Compared to March 31, 2009, costs incurred increased by ¥5,296 million ($57 million) mainly due to the acquisition of Lehman Brothers Fixed Income Securities Private Ltd., a primary dealer in India in June 2009. The assumed liabilities related to this acquisition were ¥26,241 million ($281 million) as of September 30, 2009, an increase of ¥8,958 million ($96 million), compared to March 31, 2009, primary due to costs of relocating and terminating certain employees of the acquired businesses.

The following table provides a summary of the fair value of the assets acquired, including goodwill, and the liabilities assumed, as of the acquisition date, which were completed by September 30, 2009:

	Millions of yen	Translation into millions of U.S. dollars
Assets:
Cash and cash deposits	¥7,815	$84
Loans and receivables	1,419	15
Office buildings, land, equipment and facilities	23,016	246
Intangible assets(1)	26,420	283
Other	6,130	66

Total assets	¥64,800	$694

Liabilities:
Payables and deposits	¥11,080	$119
Other	28,785	308

Total liabilities	39,865	427

Net assets	24,935	267

Acquisition costs(2)	48,159	516

Goodwill(3)	¥23,224	$249

(1)	Intangible assets primarily comprise the fair value of customer relationships and favorable lease agreements, which will be amortized based on a weighted-average amortization period of 10 years with no residual value.
(2)	Acquisition costs primarily comprise the fair value of consideration given and direct acquisition costs incurred.
(3)	Goodwill represents the value expected from benefits created from strengthening Nomura’s wholesale and investment banking businesses and expanding its global operations by integrating Lehman’s customer base. Among this amount, ¥15 billion ($0.16 billion) has been allocated to Nomura’s Global Markets segment and the remaining ¥8 billion ($0.09 billion) to its Investment Banking segment at the acquisition date. ¥8 billion ($0.09 billion) of goodwill is deductible for Japan tax purposes.

For the years ended March 2009 and 2010, total restructuring costs of ¥7 billion and ¥2 billion ($0.02 billion) respectively have been recognized in the consolidated statements of operations.

The following unaudited condensed combined pro forma financial information presents the results of operations as if the acquisitions had been completed as of April 1, 2007.

	Millions of yen, except per share amounts
	Year ended March 31
	2008	2009
Total revenue	¥2,297,185	¥679,920
Net income (loss) attributable to NHI	114,883	(794,081)
Basic EPS	60.20	(408.92)
Diluted EPS	60.01	(410.55)

The unaudited condensed combined pro forma financial information is presented for illustrative purposes only and does not indicate the actual consolidated financial results that would have been reported had the acquisitions actually taken place as of April 1, 2007. It also is not indicative of the results of operations in future periods.

11. Other assets-Other/ Other liabilities:

The following table sets forth Other assets-Other and Other liabilities in the consolidated balance sheets by type.

	Millions of yen		Translation into millions of U.S. dollars
	March 31
	2009	2010	2010
Other assets-Other:
Securities received as collateral	¥32,079	¥5,503	$59
Goodwill and other intangible assets	130,972	134,015	1,435
Deferred tax assets	334,123	308,679	3,305
Investments in equity securities for other than operating purposes	5,978	9,636	104
Other	220,091	140,913	1,509

Total	¥723,243	¥598,746	$6,412

Other liabilities:(1)
Obligation to return securities received as collateral	¥32,079	¥5,503	$59
Accrued income taxes	10,593	28,015	300
Other accrued expenses	360,867	411,327	4,404
Other	64,035	50,138	538

Total	¥467,574	¥494,983	$5,301

(1)	Amounts reported as of March 31, 2009 reflect retrospective application of updated noncontrolling interests guidance.
(2)	Other assets—Other includes marketable and non-marketable equity securities held for other than trading or operating purposes. These investments are comprised of listed equity securities and unlisted equity securities in the amounts of ¥2,844 million and ¥3,134 million, respectively as of March 31, 2009, and ¥5,236 million ($56 million) and ¥4,400 million ($47 million) respectively, as of March 31, 2010. These securities are carried at fair value, with changes in fair value recognized within Revenue—Other in the consolidated statements of operations.

Changes in goodwill, which are included in the consolidated balance sheets in Other assets-Other, are as follows.

	Millions of yen				Translation into millions of U.S. dollars
	Year ended March 31
	2009		2010		2010
Balance at beginning of year	¥62,990		¥70,459		$754
Increase by business combinations and acquisitions	14,288	(1)	13,003	(3)	140
Impairment	(1,362)		—		—
Other	(5,457	)(2)	(3,644	)(4)	(39)

Balance at end of year	¥70,459		¥79,818		$855

(1)	¥13,018 million is related to Lehman and ¥1,270 million is related to Chi-X Global Technology which is a subsidiary of Instinet Incorporated (“Instinet”).
(2)	Decrease of ¥5,393 million is related to currency translation adjustments.
(3)	¥10,206 million ($109 million) is related to Lehman and ¥1,193 million ($13 million) is related to Torc Investments & Research, which is a subsidiary of Instinet. In addition, ¥902 million ($10 million) is related to NikkoCiti Trust and Banking Corporation, which is a subsidiary of The Nomura Trust & Banking Co., Ltd. and changed its name to NCT Trust and Banking Corporation on March 1, 2010. In addition, ¥702 million ($8 million) relates to the acquisition in March 2010, of Nexen Energy Marketing London (which became a subsidiary of Nomura European Investment Limited).
(4)	Decrease of ¥3,560 million ($38 million) relates to currency translation adjustments.

The gross carrying amounts of other intangible assets subject to amortization were ¥59,677 million and ¥59,513 million ($637 million) as of March 31, 2009 and 2010, respectively. These amounts primarily comprise customer relationships related to the acquisitions of Instinet and Lehman, which will be amortized based on a weighted-average amortization period of 15 years and 10 years, respectively. The gross carrying amounts of other intangible assets not subject to amortization were ¥8,394 million and ¥8,015 million ($86 million) as of March 31, 2009 and 2010, respectively. Accumulated amortization of other intangible assets amounted to ¥7,558 million and ¥13,331 million ($143 million) as of March 31, 2009 and 2010, respectively.

12. Borrowings:

Short-term and long-term borrowings of Nomura at March 31, 2009 and 2010 are shown below:

	Millions of yen		Translation into millions of U.S. dollars
	March 31
	2009	2010	2010
Short-term borrowings(1):
Commercial paper	¥318,675	¥484,614	$5,189
Bank borrowings	796,742	631,879	6,765
Other	67,957	185,171	1,982

Total	¥1,183,374	¥1,301,664	$13,936

Long-term borrowings:
Long-term borrowings from banks and other financial institutions(2)	¥1,993,324	¥2,235,948	$23,940
Bonds and notes issued(3):
Fixed-rate obligations:
Japanese yen denominated	923,086	1,157,449	12,392
Non-Japanese yen denominated	10,716	534,494	5,723
Floating-rate obligations:
Japanese yen denominated	131,971	139,824	1,497
Non-Japanese yen denominated	264,925	194,427	2,082
Index / Equity-linked obligations:
Japanese yen denominated	1,436,840	1,434,094	15,354
Non-Japanese yen denominated	279,138	744,428	7,970

	3,046,676	4,204,716	45,018

Sub-Total	5,040,000	6,440,664	68,958

Trading balances of secured borrowings	443,028	758,397	8,120

Total	¥5,483,028	¥7,199,061	$77,078

(1)	Includes secured borrowings of ¥17,380 million as of March 31, 2009 and ¥25,411 million ($272 million) as of March 31, 2010.
(2)	Includes secured borrowings of ¥29,898 million as of March 31, 2009 and ¥30,879 million ($331 million) as of March 31, 2010.
(3)	Includes secured borrowings of ¥171,225 million as of March 31, 2009 and ¥66,078 million ($707 million) as of March 31, 2010.

Trading balances of secured borrowings

These balances of secured borrowings consist of the liabilities related to transfers of financial assets that are accounted for as financings secured by the financial assets without recourse to Nomura rather than sales under ASC860. These borrowings are not borrowed for the purpose of Nomura’s funding but are related to Nomura’s trading activities to gain profits from the distribution of financial products secured by the financial assets.

Long-term borrowings consisted of the following:

	Millions of yen		Translation into millions of U.S. dollars
	March 31
	2009	2010	2010
Debt issued by the Company	¥1,974,286	¥2,674,768	$28,638
Debt issued by subsidiaries—guaranteed by the Company	1,706,250	2,145,020	22,966
Debt issued by subsidiaries—not guaranteed by the Company(1)	1,802,492	2,379,273	25,474

Total	¥5,483,028	¥7,199,061	$77,078

(1)	Includes trading balances of secured borrowings.

As of March 31, 2009, fixed-rate long-term borrowings are due between 2009 and 2023 at interest rates ranging from 0.10% to 7.00%. Floating-rate obligations, which are generally based on LIBOR, are due between 2009 and 2018 at interest rates ranging from 0.57% to 3.91%. Index / Equity-linked obligations are due between 2009 and 2043 at interest rates ranging from 0.00% to 32.70%.

As of March 31, 2010, fixed-rate long-term borrowings are due between 2010 and 2056 at interest rates ranging from 0.10% to 7.00%. Floating-rate obligations, which are generally based on LIBOR, are due between 2010 and 2052 at interest rates ranging from 0.04% to 3.95%. Index / Equity-linked obligations are due between 2010 and 2042 at interest rates ranging from 0.00% to 23.95%.

Certain borrowing agreements of subsidiaries contain provisions whereby the borrowings are redeemable at the option of the borrower at specified dates prior to maturity and include various equity-linked or other index-linked instruments.

Nomura enters into swap agreements to manage its exposure to interest rates. Principally, bonds and notes issued are effectively converted to LIBOR-based floating rate obligations through such swap agreements. The carrying value of the long-term borrowings includes adjustments to reflect fair value hedges.

The effective weighted-average interest rates of borrowings, including the effect of hedges, were as follows:

	March 31
	2009	2010
Short-term borrowings	0.98%	0.94%
Long-term borrowings	1.56%	1.60%
Fixed-rate obligations	0.81%	2.03%
Floating-rate obligations	1.54%	1.14%
Index / Equity-linked obligations	1.89%	1.62%

Maturities tables of long-term borrowings

The aggregate annual maturities of long-term borrowings, including adjustments related to fair value hedges and liabilities measured at fair value, as of March 31, 2009 consist of the following:

Year ending March 31	Millions of yen
2010	¥489,472
2011	389,742
2012	710,933
2013	566,685
2014	440,053
2015 and thereafter	2,443,115

Sub-Total	5,040,000

Trading balances of secured borrowings	443,028

Total	¥5,483,028

The aggregate annual maturities of long-term borrowings, including adjustments related to fair value hedges and liabilities measured at fair value, as of March 31, 2010 consist of the following:

Year ending March 31	Millions of yen	Translation into millions of U.S. dollars
2011	¥477,200	$5,109
2012	742,663	7,951
2013	885,951	9,486
2014	418,999	4,486
2015	866,280	9,275
2016 and thereafter	3,049,571	32,651

Sub-Total	6,440,664	68,958

Trading balances of secured borrowings	758,397	8,120

	¥7,199,061	$77,078

Borrowing facilities

As of March 31, 2009 and 2010, Nomura had unutilized borrowing facilities of ¥256,230 million and ¥172,309 million ($1,845 million), respectively.

Subordinated borrowings

As of March 31, 2009 and 2010, subordinated borrowings were ¥949,098 million and ¥908,755 million ($9,730 million), respectively.

Convertible Bonds

On December 16, 2008, Nomura issued Subordinated Unsecured Convertible Bonds No.1 (the “Convertible Bonds”) totaling ¥110 billion at par. As of March 31, 2010, all of the Convertible Bonds had been exercised.

13. Earnings per share:

Basic and diluted earnings per share (“EPS”) are presented on the face of the consolidated statements of operations. Basic EPS is calculated by dividing net income attributable to NHI by the weighted average number of common shares outstanding during the year. The calculation of diluted EPS is similar to basic EPS, except that weighted average number of common shares is adjusted to reflect all dilutive instruments where potential common shares are deliverable during the year. In addition, net income attributable to NHI is adjusted for any change in income or loss that would result from the assumed conversion of dilutive instruments issued by affiliates.

A reconciliation of the amounts and the numbers used in the calculation of net income (loss) attributable to NHI common shareholders per share (basic and diluted) is as follows:

	Yen amounts in millions except per share data presented in yen		Translation into millions of U.S. dollars except per share data presented in U.S. dollars
	Year ended March 31
	2009	2010	2010
Basic—
Net income (loss) attributable to NHI	¥(708,192)	¥67,798	$726

Weighted average number of shares outstanding	1,941,906,637	3,126,790,289

Basic EPS:
Net income (loss) attributable to NHI common shareholders per share	¥(364.69)	¥21.68	$0.23

Diluted—
Net income (loss) attributable to NHI	¥(708,207)	¥67,784	$726

Weighted average number of shares outstanding used in diluted EPS computations	1,934,159,290	3,139,394,052

Diluted EPS:
Net income (loss) attributable to NHI common shareholders per share	¥(366.16)	¥21.59	$0.23

In determining diluted EPS, net income (loss) attributable to NHI has been adjusted to reflect the decline in Nomura’s equity share of earnings of affiliates for the years ended March 31, 2009 and 2010 arising from options to purchase common shares issued by affiliates.

The weighted average number of shares used in the calculation of diluted EPS reflects potential decrease in number of common shares arising from stock option plans (A-plan) and stock units plans (B-plan) issued by the Company that would individually increase loss per share in the year ended March 31, 2009. Also the weighted average number of shares used in the calculation of diluted EPS reflects the increase in potential common shares arising from stock option plans (A-plan) and stock units plans (B-plan) issued by the Company that would reduce EPS in the year ended March 31, 2010.

Antidilutive stock options to purchase 12,436,800 common shares as of March 31, 2010 were not included in the computation of diluted EPS. Also antidilutive stock options and convertible bonds to purchase or convert to 266,942,428 common shares as of March 31, 2009, were not included in the computation of diluted EPS.

14. Employee benefit plans:

Nomura provides various pension plans and other post-employment benefits which cover certain employees worldwide. In addition, Nomura provides health care benefits to certain active and retired employees through its Nomura Securities Health Insurance Society (“NSHIS”).

Defined benefit pension plans—

         The Company and certain subsidiaries in Japan (the “Japanese entities”) have contributory funded benefit pension plans for eligible employees. The benefits are paid as annuity payments subsequent to retirement or as lump-sum payments at the time of retirement based on the combination of years of service, age at retirement and employee’s choice. The benefits under the plans are calculated based upon position, years of service and reason for retirement. In addition to the plans described above, certain Japanese entities also have unfunded lump-sum payment plans. Under these plans, employees with at least two years of service are generally entitled to lump-sum payments upon termination of employment. The benefits under the plans are calculated based upon position, years of service and the reason for retirement. Nomura’s funding policy is to contribute annually the amount necessary to satisfy local funding standards. In December 2008, certain contributory funded benefit pension plans and unfunded lump-sum payment plans were amended and “cash balance pension plans” were introduced. Participants receive an annual benefit in their cash balance pension plan account, which is computed based on compensation of the participants, adjusted for changes in Japanese government bond rates. This plan amendment contributed to a reduction in the benefit obligations of the subsidiaries.

Substantially all overseas subsidiaries have various local defined benefit plans covering certain employees. Nomura recognized an asset for pension benefits for these plans amounting to ¥7,628 million and ¥4,862 million ($52 million) as of March 31, 2009, and 2010, respectively.

Net Periodic Benefit Cost

The net periodic benefit cost of the defined benefit plans includes the following components. Nomura’s measurement date is March 31 for its defined benefit plans for Japanese entities.

Japanese entities’ plans—

	Millions of yen		Translation into millions of U.S. dollars
	As of or for the year ended March 31
	2009	2010	2010
Service cost	¥9,706	¥8,719	$93
Interest cost	5,058	4,307	46
Expected return on plan assets	(3,543)	(3,023)	(32)
Amortization of net actuarial losses	3,260	4,735	51
Amortization of prior service cost	(202)	(1,148)	(12)

Net periodic benefit cost	¥14,279	¥13,590	$146

The prior service cost is amortized on a straight-line basis over the average remaining service period of active participants. Gains and losses in excess of 10% of the greater of the benefit obligation or the fair value of plan assets are amortized over the average remaining service period of active participants.

Benefit Obligations and Funded Status

The following table presents a reconciliation of the changes in projected benefit obligation and the fair value of plan assets , as well as a summary of the funded status:

Japanese entities’ plans—

	Millions of yen		Translation into millions of U.S. dollars
	As of or for the year ended March 31
	2009	2010	2010
Change in projected benefit obligation:
Projected benefit obligation at beginning of year	¥244,338	¥229,881	$2,461
Service cost	9,706	8,719	93
Interest cost	5,058	4,307	46
Actuarial loss	1,596	(13,218)	(141)
Benefits paid	(12,533)	(14,423)	(154)
Plan amendment	(18,332)	—	—
Other	48	495	5

Projected benefit obligation at end of year	¥229,881	¥215,761	$2,310

Change in plan assets:
Fair value of plan assets at beginning of year	¥141,685	¥116,484	$1,247
Actual return on plan assets	(26,740)	12,927	138
Employer contributions	7,303	993	11
Benefits paid	(5,876)	(7,772)	(83)
Other	112	—	—

Fair value of plan assets at end of year	¥116,484	¥122,632	$1,313

Funded status at end of year	(113,397)	(93,129)	(997)

Amounts recognized in the consolidated balance sheets	¥(113,397)	¥(93,129)	$(997)

As a result of a plan amendment for a part of the defined benefit plans, the projected benefit obligation decreased by ¥18,332 million as of December 31, 2008 and resulted in an unrecognized prior service cost, which will be recognized in future service periods.

The accumulated benefit obligation was ¥226,615 million and ¥212,183 million ($2,272 million) as of March 31, 2009 and 2010, respectively.

The projected benefit obligation (“PBO”), accumulated benefit obligation (“ABO”), and fair value of plan assets for pension plans with ABO and PBO in excess of plan assets as of March 31, 2009 and 2010 are set forth in the tables below.

Japanese entities’ plans—

	Millions of yen		Translation into millions of U.S. dollars
	March 31
	2009	2010	2010
Plans with ABO in excess of plan assets:
PBO	¥229,881	¥215,761	$2,310
ABO	226,615	212,183	2,272
Fair value of plan assets	116,484	122,632	1,313
Plans with PBO in excess of plan assets:
PBO	¥229,881	¥215,761	$2,310
ABO	226,615	212,183	2,272
Fair value of plan assets	116,484	122,632	1,313

Amounts in accumulated other comprehensive income, pre-tax, that have not yet been recognized as components of net periodic benefit cost consist of:

Japanese entities’ plans—

	Millions of yen	Translation into millions of U.S. dollars
	For the year ended March 31
	2010	2010
Net actuarial loss	¥70,645	$756
Net prior service cost	(15,334)	(164)

Total	¥55,311	$592

Amounts in accumulated other comprehensive income, pre-tax, expected to be recognized as components of net periodic benefit cost over the next fiscal year are as follows:

Japanese entities’ plans—

	Millions of yen	Translation into millions of U.S. dollars
	For the year ending March 31
	2011	2011
Net actuarial loss	¥3,189	$34
Net prior service cost	(1,090)	(12)

Total	¥2,099	$22

Assumptions

The following table presents the weighted-average assumptions used to determine projected benefit obligations at year end:

Japanese entities’ plans—

	March 31
	2009	2010
Discount rate	2.0%	2.2%
Rate of increase in compensation levels	2.5%	2.5%

The following table presents the weighted-average assumptions used to determine Japanese entities’ plans net periodic benefit costs for the year:

	Year ended March 31
	2009	2010
Discount rate	2.0%	2.2%
Rate of increase in compensation levels	2.5%	2.5%
Expected long-term rate of return on plan assets	2.6%	2.6%

Generally, Nomura determines the discount rates for its defined benefit plans by referencing indices for long-term, high-quality bonds and ensuring that the discount rate does not exceed the yield reported for those indices after adjustment for the duration of the plans’ liabilities.

Nomura uses the expected long-term rate of return on plan assets to compute the expected return on assets. Nomura’s approach in determining the long-term rate of return on plan assets is primarily based on historical financial market relationships that have existed over time with the presumption that this trend will generally remain constant in the future.

Plan Assets

The Nomura’s plan assets are managed with an objective to secure necessary plan assets in the long term to enable future pension payouts. While targeting to achieve the long-term rate of return on plan assets, Nomura aims to minimize short-term volatility by managing the portfolio through diversifying risk. Based on this portfolio policy, the plan assets are invested diversely.

The plan assets of domestic plans target to invest 23% in equities (includes private equity), 50% in debt securities, 15% in life insurance company general accounts and 12% in other. Investment allocations are generally reviewed and revised at the time of the actual revaluation that takes place every five years or when there is a significant change in prerequisites for the portfolio.

The following tables present information about the plan assets at fair value as of March 31, 2010 within the fair value hierarchy. For details of the levels of inputs used to measure the fair value, see Note 3, “Fair value of financial instruments.”

Japanese entities’ plans—

	Millions of yen
	March 31, 2010
	Level 1	Level 2	Level 3	Balance as of March 31, 2010
Pension plan assets:
Equities	¥28,803	¥—	¥—	¥28,803
Private equity	—	—	892	892
Japanese government securities	48,365	—	—	48,365
Japanese agency and municipal securities	275	—	—	275
Foreign government securities	3,751	—	—	3,751
Bank and corporate debt securities	—	520	—	520
Investment trust funds and other(1)	—	11,230	9,371	20,601
Life insurance company general accounts	—	18,204	—	18,204
Other assets	—	1,221	—	1,221

Total	¥81,194	¥31,175	¥10,263	¥122,632

	Translation into millions of U.S. dollars
	March 31, 2010
	Level 1	Level 2	Level 3	Balance as of March 31, 2010
Pension plan assets:
Equities	$308	$—	$—	$308
Private equity	—	—	10	10
Japanese government securities	518	—	—	518
Japanese agency and municipal securities	3	—	—	3
Foreign government securities	40	—	—	40
Bank and corporate debt securities	—	6	—	6
Investment trust funds and other(1)	—	120	100	220
Life insurance company general accounts	—	195	—	195
Other assets	—	13	—	13

Total	$869	$334	$110	$1,313

(1)	Includes hedge funds and real estate funds.

The fair value of the non-Japan plan assets as of March 31, 2010 is ¥2,945 million ($32 million), ¥18,350 million ($196 million) and ¥1,658 million ($18 million) for Level 1, Level 2 and Level 3, respectively.

Level 1 includes principally equity securities and government securities. Unadjusted quoted prices in active markets for identical assets that Nomura has the ability to access at the measurement date are classified as Level 1. Level 2 includes principally investment trust funds, corporate debt securities and investments in life insurance company’s general accounts. Pooled funds are valued at their net asset values as calculated by the sponsor of the funds. Investments in life insurance company’s general accounts are valued at conversion value.

The following tables present information about the plan assets for which Nomura has utilized Level 3 inputs to determine fair value.

Japanese entities’ plans—

	Millions of yen
	Year ended March 31, 2010
	Balance as of April 1, 2009	Unrealized and realized gains / loss	Purchases / sales and other settlement	Net transfers in / (out of) Level 3	Balance as of March 31, 2010
Private equity	¥980	¥(12)	¥(76)	¥—	¥892
Investment trust funds and other	1,411	4	7,956	—	9,371

Total	¥2,391	¥(8)	¥7,880	¥—	¥10,263

	Translation into millions of U.S. dollars
	Year ended March 31, 2010
	Balance as of April 1, 2009	Unrealized and realized gains / loss	Purchases / sales and other settlement	Net transfers in / (out of) Level 3	Balance as of March 31, 2010
Private equity	$11	$(0)	$(1)	$—	$10
Investment trust funds and other	15	0	85	—	100

Total	$26	$(0)	$84	$—	$110

For plan assets, Nomura adopted ASU 2009-12 as of April 1, 2009.

The fair value of Level 3 of non-Japan plans, consisting of real estate funds, was ¥1,489 million and ¥1,658 million ($18 million) as of March 31, 2009 and March 31, 2010, respectively. The amount of gains and loss, purchases and sales relating to these assets during the year ended March 31, 2010 were not significant.

Cash Flows

Nomura expects to contribute approximately ¥13,656 million ($146 million) to Japanese entities’ plans in the year ending March 31, 2011 based upon Nomura’s funding policy to contribute annually the amount necessary to satisfy local funding standards.

Expected benefit payments for the next five fiscal years and in aggregate for the five fiscal years thereafter are as follows:

Japanese entities’ plans—

Year ending March 31	Millions of yen	Translation into millions of U.S. dollars
2011	¥8,745	$94
2012	8,527	91
2013	8,424	90
2014	8,638	92
2015	9,351	100
2016-2020	51,721	554

Defined contribution pension plans—

In addition to defined benefit pension plans, the Company, Nomura Securities Co., Ltd., and other Japanese and non-Japanese subsidiaries have defined contribution pension plans.

Nomura contributed, ¥1,415 million and ¥3,021 million ($32 million) to the defined contribution pension plans for Japanese entities’ plans for the years ended March 31, 2009 and 2010, respectively.

The contributions to overseas defined contribution pension plans were ¥4,711 million and ¥5,712 million ($61 million) for the years ended March 31, 2009 and 2010, respectively.

Health care benefits—

The Company and certain subsidiaries provide certain health care benefits to both active and retired employees through NSHIS. The Company and certain subsidiaries also sponsor certain health care benefits to retired employees (“Special Plan”) and these retirees are permitted to continue participation in the Special Plan on a pay-all basis, i.e., by requiring a retiree contribution based on the estimated per capita cost of coverage. The Special Plan is a multi-employer post-retirement plan because it is jointly administered by NSHIS and the national government, and the funded status of it is not computed separately. Therefore, although the Company and certain subsidiaries contribute some portion of cost of retiree health care benefits not covered through retiree contributions, the Company and certain subsidiaries do not reserve for the future cost. The health care benefit costs, which are equivalent to the required contribution, amounted to, ¥6,200 million and ¥5,820 million ($62 million) for the years ended March 31, 2009 and 2010, respectively.

15. Stock-based compensation plans:

The Company has stock-based compensation plans to maintain high levels of performance, to recruit talented staff and to link a portion of compensation to the Company’s stock price, namely of “A-plan” and “B-plan”. The A-plan generally consists of stock option plans, and the B-plan consists of stock units plans.

Stock option plans (A-plan)—

The Company has issued stock acquisition rights of common stock pursuant to several effective stock option plans for employees (directors, executive officers and certain employees). These stock options vest and become exercisable two years after the grant date, and expire approximately seven years after the grant date, subject to accelerated expiration on termination of employment. The exercise price generally is not less than the fair value of the Company’s common stock on the grant date.

The fair value of the stock options as of the grant date is estimated using a Black-Scholes option-pricing model with the following assumptions. Expected volatilities are based on historical volatility of the Company’s common stock. The expected dividend yield is based on the current dividend rate at the time of grant. The expected lives of options granted are determined based on historical experience. The risk-free interest rate–estimate is based on yen swap rate with a maturity equal to the expected lives of options. The weighted-average amounts on the grant date fair value of options granted during the years ended March 31, 2009 and 2010 were ¥281 and ¥173 ($2) per share, respectively. The weighted-average assumptions used for the years are as follows:

	Year ended March 31
	2009	2010
Expected volatility	32.73%	40.06%
Expected dividends yield	2.28%	3.25%
Expected lives (in years)	6	6
Risk-free interest rate	1.43%	1.01%

Activity related to these stock option plans (A-plan) is as follows:

	Outstanding (number of shares)	Weighted-average exercise price	Weighted-average remaining life (years)
Outstanding as of March 31, 2008	9,000,800	1,891	4.1
Granted	2,088,000	1,460
Exercised	(21,500)	1,336
Repurchased	—	—
Forfeited	(6,000)	2,045
Expired	—	—

Outstanding as of March 31, 2009	11,061,300	1,645	3.7
Granted	2,585,000	767
Exercised	—	—
Repurchased	—	—
Forfeited	(43,500)	1,457
Expired	(1,166,000)	1,600

Outstanding as of March 31, 2010	12,436,800	¥1,371	3.8

The total intrinsic value of options exercised during the year ended March 31, 2009 was ¥5 million. The options were not exercised during the year ended March 31, 2010. The aggregate intrinsic value of options outstanding as of March 31, 2010 was ¥nil.

The following table details the distribution of the options as of March 31, 2010:

	Stock options outstanding			Stock options exercisable
Exercise prices	Stock options outstanding (number of shares)	Weighted-average exercise price	Weighted-average remaining life (years)	Stock options exercisable (number of shares)	Weighted-average exercise price
¥1,969	1,992,000	¥1,969	4.3	1,992,000	¥1,969
¥1,820	1,798,000	1,820	3.3	1,798,000	1,820
¥1,353	2,073,000	1,353	5.4	—	—
¥1,337	1,230,000	1,337	0.2	1,230,000	1,337
¥1,330	1,247,000	1,330	1.2	1,247,000	1,330
¥1,167	1,516,300	1,167	2.3	1,516,300	1,167
¥767	2,580,500	767	6.4	—	—

Total	12,436,800	¥1,371	3.8	7,783,300	¥1,576

As of March 31, 2009 and 2010 options exercisable were 6,972,300 and 7,783,300, respectively.

Stock unit plans (B-plan)—

The Company has issued stock acquisition rights of common stock pursuant to several effective stock unit plans for employees (directors, executive officers and certain employees). These stock units vest and become exercisable two years after the grant date, and expire approximately seven years after the grant date. The exercise price is a nominal ¥1 per share.

Activity related to these stock unit plans (B-plan) is as follows:

	Outstanding (number of shares)	Weighted-average grant date fair value per share
Outstanding at March 31, 2008	12,664,500	2,260
Granted	8,223,900	1,560
Exercised	(2,779,700)	2,248
Repurchased	—	—
Forfeited	(561,600)	1,958
Expired	—	—

Outstanding at March 31, 2009	17,547,100	1,944
Granted	12,524,300	618
Exercised	(6,122,900)	2,283
Repurchased	—	—
Forfeited	(2,333,400)	726
Expired	—	—

Outstanding at March 31, 2010	21,615,100	¥1,211

As of March 31, 2010, there was ¥3,577 million ($38 million) of total unrecognized compensation cost related to stock unit plans. Such cost is expected to be recognized over a weighted-average period of 1.2 years. The total fair value of shares vested during the years ended March 31, 2009 and 2010 was ¥5,778 million and ¥5,593 million ($60 million), respectively.

Total stock-based compensation expense included in income (loss) before income taxes for the years ended March 31, 2009 and 2010 was ¥16,476 million and ¥9,737 million ($104 million), respectively. Total related tax benefits recognized in earnings for stock-based compensation expense for the years ended March 31, 2009 and 2010 was ¥1,045 million and ¥291 million ($3 million), respectively. The dilutive effect of outstanding stock-based compensation plans is included in weighted average number of shares outstanding used in diluted EPS computations. Cash received from exercise of the stock-based compensation plans during the year ended March 31, 2010 was ¥6 million ($0.1 million) and the tax benefit realized from exercise of the stock options was ¥352 million ($4 million).

Subsequent events

On April 30, 2010, the Company adopted a resolution to issue stock acquisition rights No. 34, No. 35 and No. 36 of common stock pursuant to the Company’s stock unit plans (B-plan) for directors and certain employees of the Company and subsidiaries and has issued stock acquisition right on May 18, 2010. The total number of stock acquisition rights to be issued is 135,922 for the acquisition of 13,592,200 shares. The exercise price is a nominal ¥1 per share. The stock acquisition rights No. 34, No. 35 and No. 36 vest and are exercisable two or three years after the grant date, and expire seven years after the grant date.

Other than the above mentioned stock unit plans, the Company also offers another compensation plan linked to the Company’s stock price. The employees (directors, executive officers and certain employees) covered by this plan must provide service as the employees of the Company for a specified service period in order to receive payments under this plan and also are subject to forfeitures due to termination of employment under certain conditions. In April 2010, the Company authorized to make the compensation payment based on the Company’s stock price in the amount of approximately ¥66.2 billion in the future. (The compensation amount is computed based on the Company’s stock price as of April 30, 2010. The average period to the payment date is approximately two years.) The Company will pay either in cash or an equivalent amount of assets with the value linked to the average stock price for a certain period immediately preceding the applicable future payment date.

16. Income taxes:

The components of income tax expense reflected in the consolidated statements of operations are as follows:

	Millions of yen		Translation into millions of U.S. dollars
	Year ended March 31
	2009	2010	2010
Current:
Domestic	¥7,635	¥12,988	$139
Foreign	5,142	4,599	49

Sub Total	12,777	17,587	188

Deferred:
Domestic	(84,072)	28,207	302
Foreign	441	(8,633)	(92)

Sub Total	(83,631)	19,574	210

Total	¥(70,854)	¥37,161	$398

The income tax benefit recognized from net operating losses for the year ended March 31, 2009 and March 31, 2010 totaled ¥69,205 million and ¥10,374 million ($111 million), respectively.

The Company and its wholly-owned domestic subsidiaries have adopted the consolidation tax system permitted under Japanese tax law. The consolidation tax system only imposes a national tax. Since April 1, 2004, Nomura’s domestic effective statutory tax rate is approximately 41%.

Foreign subsidiaries are subject to income taxes of the countries in which they operate. The relationship between income tax expense and pretax accounting income (loss) is affected by a number of items, including various tax credits, certain expenses not allowable for income tax purposes and different tax rates applicable to foreign subsidiaries.

A reconciliation of the effective income tax rate reflected in the consolidated statements of operations to the normal effective statutory tax rate is as follows:

	Year ended March 31
	2009(1)	2010
Normal effective statutory tax rate	41.0%	41.0%
Impact of:
Change in deferred tax valuation allowance	(27.6)	6.7
Taxable items to be added on financial profit	(0.1)	10.8
Non-deductible expenses	(3.8)	10.5
Non-taxable revenue	2.9	(7.8)
Dividends from foreign subsidiaries	—	1.0
Tax effect of undistributed earnings of foreign subsidiaries	(0.7)	0.1
Different tax rate applicable to income (loss) of foreign subsidiaries	(9.9)	(26.9)
Tax benefit recognized on the devaluation of investment in foreign subsidiaries	7.5	—
Other	(0.2)	(0.1)

Effective tax rate	9.1%	35.3%

(1)	Certain prior period amounts have been reclassified in accordance with updated guidance for the accounting and reporting of noncontrolling interests.

The net deferred tax assets of ¥334,123 million and ¥308,679 million ($3,305 million) included in Other assets—Other in the consolidated balance sheets as of March 31, 2009 and 2010, respectively, represent tax effects of the total of the temporary differences and tax loss carryforwards in components of those tax jurisdictions with net deductible amounts in future years. The net deferred tax liabilities of ¥34,552 million and ¥15,667 million ($168 million) included in Other liabilities in the consolidated balance sheets as of March 31, 2009 and 2010, respectively, represent the total of the temporary differences in components of those tax jurisdictions with net taxable amounts in future years.

Details of deferred tax assets and liabilities are as follows:

	Millions of yen			Translation into millions of U.S. dollars
	March 31
	2009		2010	2010
Deferred tax assets
Depreciation, amortization and valuation of fixed assets	¥18,576		¥11,175	$120
Investments in subsidiaries and affiliates	241,506		174,529	1,869
Valuation of financial instruments	232,595		268,588	2,876
Accrued pension and severance costs	59,064		47,786	512
Other accrued expenses and provisions	70,899		81,375	871
Operating losses	343,581		351,101	3,759
Other	4,303		5,160	54

Gross deferred tax assets	970,524		939,714	10,061
Less—Valuation allowance	(493,906)		(501,554)	(5,370)

Total deferred tax assets	476,618		438,160	4,691

Deferred tax liabilities
Investments in subsidiaries and affiliates	56,398		66,218	709
Valuation of financial instruments	59,065		46,865	502
Undistributed earnings of foreign subsidiaries	5,114		5,258	56
Valuation of fixed assets	22,982		19,196	206
Reclassification of convertible bonds	28,340	(1)	—	—
Other	5,148		7,611	81

Total deferred tax liabilities	177,047		145,148	1,554

Net deferred tax assets	¥299,571		¥293,012	$3,137

(1)	See Consolidated Statements of Cash Flows, for further information on the convertible bonds.

The valuation allowance mainly relates to deferred tax assets of consolidated subsidiaries with operating loss carryforwards for tax purposes. Based on the cumulative and continuing losses of these subsidiaries, management of Nomura believes that it is more likely than not that the related deferred tax assets will not be realized. Changes in the valuation allowance for deferred tax assets are shown below:

	Millions of yen				Translation into millions of U.S. dollars
	Year ended March 31
	2009		2010		2010
Balance at beginning of year	¥326,634		¥493,906		$5,288
Net change during the year	167,272	(1)	7,648	(2)	82	(2)

Balance at end of year	¥493,906		¥501,554		$5,370

(1)	Includes ¥121,273 million related to foreign subsidiaries which is mainly due to an increase in non-recoverability of losses in certain U.S. subsidiaries and in certain European subsidiaries, ¥25,817 million related to subsidiaries in Japan and ¥20,182 million related to the Company, which is due to the allowance for the non-recoverability of future realizable losses on local taxes. These allowances against deferred tax assets are determined based on a review of future realizable value.
(2)	Includes ¥8,313 million ($89 million) and ¥2,667 million ($29 million) related to subsidiaries which is mainly due to an increase in non-recoverability of losses in certain foreign subsidiaries and in certain subsidiaries in Japan, negative ¥3,332 million ($36 million) related the Company which is due to the decrease of allowance for the deferred tax assets previously recorded. In total, ¥7,648 million ($82 million) of allowances increased for the year ended March 31, 2010. These allowances against deferred tax assets are determined based on a review of future realizable value.

As of March 31, 2010, no deferred income taxes have been provided on undistributed earnings of foreign subsidiaries not expected to be remitted in the foreseeable future totaling ¥1,498 million ($16 million). It is not practicable to determine the amount of income taxes payable in the event all such foreign earnings are repatriated.

As of March 31, 2010, Nomura has net operating loss carryforwards, for income tax purposes, of ¥1,186,873 million ($12,707 million) resulting from certain U.S. and European subsidiaries. These losses, except for ¥474,252 million ($5,078 million), which can be carried forward indefinitely, expire as follows: 2010 through 2017—¥387,757 million ($4,152 million), 2018 and thereafter—¥324,864 million ($3,477 million). Nomura believes that it is more likely than not that these loss carryforwards, less valuation allowance, will be realized.

The total amount of unrecognised tax benefits as of the date of adoption of ASC 740 and that as of March 31, 2010 were ¥nil. Also there were no movements of the gross amounts in unrealized tax benefits and the amounts of interest and penalties recognised due to the unrealized tax benefits during the year ended March 2010. Nomura recognises the accrual of interest related to unrecognised tax benefits and penalties related to unrecognised tax benefits, if there are any, in Income tax expense in the consolidated statements of operations.

Nomura is under continuous examination by the Japanese National Tax Agency and other tax authorities in major operating jurisdictions such as the United Kingdom and United States. Nomura regularly assesses the likelihood of additional assessments in each tax jurisdiction and the impact on the consolidated financial statements. A liability for unrecognized tax benefits would be established if necessary, which Nomura believes to be adequate with regards to the potential for additional exposure. It is reasonably possible that there may be a significant increase in unrecognised tax benefits within 12 months of March 31, 2010. Quantification of an estimated range cannot be made at this time due to the uncertainty of the potential outcomes. However, Nomura does not expect that any change in the gross balance of unrecognised tax benefits would have a material effect on its financial condition.

Nomura operates in multiple taxing jurisdictions, and faces audits from various tax authorities regarding many issues including but not limited to transfer pricing, deductibility of certain expenses, creditability of foreign taxes, and other matters. The table below summarizes the major jurisdictions in which Nomura operates and the earliest year in which we remain subject to examination. Under Hong Kong SAR tax law, the time bar does not apply if the entity records a tax loss, thus not stated in below table.

Jurisdiction	Year
Japan	2005	(1)
UK	2008
USA	2004

(1)	For transfer pricing, the earliest year in which Nomura remains subject to examinations is 2004.

17. Shareholders’ equity:

Changes in shares of common stock outstanding are shown below:

	Shares
	Year ended March 31,
	2009	2010
Number of shares outstanding at beginning of year	1,906,885,059	2,604,779,843

New issue	695,172,900	800,000,000
Conversion of convertible bonds	—	258,040,481
Common stock held in treasury:
Repurchases of common stock	(74,263)	(26,857)
Sales of common stock	32,162	6,328
Common stock issued to employees	2,801,200	6,122,900
Other net change in treasury stock	(37,215)	121,919

Number of shares outstanding at end of year	2,604,779,843	3,669,044,614

The amount available for dividends and acquisition of treasury stock is subject to the restrictions under the Companies Act of Japan. Additional paid-in capital and retained earnings include amounts which the Companies Act of Japan prohibits for the use of dividends and acquisition of treasury stock. As of March 31, 2009 and 2010, the amounts available for distributions were ¥537,260 million and ¥546,483 million ($5,851 million), respectively. These amounts are based on the amounts recorded in the Company’s unconsolidated books of account maintained in accordance with accounting principles and practices prevailing in Japan. U.S. GAAP adjustments incorporated in the accompanying consolidated financial statements but not recorded in the Company’s unconsolidated books of account have no effect on the determination of the amounts available for distributions under the Companies Act of Japan.

Retained earnings include Nomura’s share of Investee undistributed earnings which have been accounted for based on the equity method, and those Nomura’s share of Investee undistributed earnings amounted to ¥66,916 million and ¥72,405 million ($775 million) as of March 31, 2009 and 2010, respectively.

Dividends on common stock per share were ¥25.5 for the year ended March 31, 2009 and ¥8 ($0.09) for the year ended March 31, 2010.

The change in common stock held in treasury includes the change in shares issued to employees under stock-based compensation plans, shares sold to enable shareholders to hold round lots of the 100 share minimum tradable quantity (adding-to-holdings requests) or shares acquired to create round lots or eliminate odd lots. Common stock held in treasury also includes, as of March 31, 2009 and 2010, 1,185 thousand shares, or ¥2,348 million, and 1,063 thousand shares, or ¥2,189 million ($23 million), held by affiliated companies, respectively.

Nomura issued 661,572,900 shares and 33,600,000 shares through a public offering and third-party allotment, respectively in March, 2009. In addition, Nomura issued 766,000,000 shares and 34,000,000 shares through a public offering and third-party allotment, respectively in October, 2009.

18. Regulatory requirements:

The Financial Services Agency (the “FSA”) requires financial conglomerates to maintain net capital not less than the required capital on a consolidated basis under the “Guideline for Financial Conglomerate Supervision”. The Company calculates its consolidated capital adequacy ratio according to the “Criteria for bank holding companies to judge whether their capital adequacy status is appropriate in light of their own and their subsidiaries’ asset holdings, etc. under Article 52-25 of the Banking Act” (the “Bank Holding Companies Notice”), as permitted under the provision in the “Comprehensive Guidelines for Supervision of Financial Instruments Business Operators, etc.” from the end of March, 2009. As we calculate Nomura’s consolidated capital adequacy ratio according to the Bank Holding Companies Notice, we convert each risk by multiplying the amount by 12.5; therefore we examine whether we abide by this requirement by confirming that the capital/risk-weighted asset ratio is higher than 8%. As of March 31, 2009 and 2010, the Company was in compliance with the minimum capital requirement.

Under the Financial Instruments and Exchange Act (the “FIEA”), Nomura Securities Co., Ltd. (“NSC”) is subject to the capital adequacy rules of the FSA. This rule requires the maintenance of a capital adequacy ratio, which is defined as the ratio of adjusted capital to a quantified total of business risk, of not less than 120%. Adjusted capital is defined as net worth (which includes shareholders’ equity, net unrealized gains and losses on securities held, reserves and subordinated debts) less illiquid assets. The business risks are divided into three categories; (1) market risks, (2) counterparty risks, and (3) basic risks. Under this rule, there are no restrictions on the operations of the companies provided that the resulting net capital adequacy ratio exceeds 120%. As of March 31, 2009 and 2010, the capital adequacy ratio of NSC exceeded 120%.

Financial Instruments Firms in Japan are required to segregate cash deposited by customers on securities transactions under the FIEA. As of March 31, 2009 and 2010, NSC segregated bonds with a market value of ¥200,350 million and ¥305,017 million ($3,266 million) and equities with a market value of ¥3,116 million and nil, respectively, which were either included in Trading assets on the accompanying consolidated balance sheets or borrowed under lending and borrowing securities contracts, as a substitute for cash.

In the U.S., Nomura Securities International, Inc. (“NSI”) is registered as a broker-dealer under the Securities Exchange Act of 1934 and as a futures commission merchant with the Commodity Futures Trading Commission (“CFTC”). NSI is also regulated by the Financial Industry Regulatory Authority (“FINRA”) and the Chicago Board of Trade (“CBOT”) as its designated self regulatory organization. NSI is subject to the Securities and Exchange Commission’s Uniform Net Capital Rule (“Rule 15c3-1”) and other related rules, which require net capital, as defined under the alternative method, of not less than the greater of $1,000,000 or 2% of aggregate debit items arising from customer transactions. The subsidiary is also subject to CFTC Regulation 1.17 which requires the maintenance of net capital of 8% of the total risk margin requirement, as defined, for all positions carried in customer accounts and noncustomer accounts or $1,000,000, whichever is greater. The subsidiary is required to maintain net capital in accordance with the SEC, CFTC, or various other exchange requirements, whichever is greater. As of March 31, 2009 and 2010, the subsidiary was in compliance with all applicable regulatory capital adequacy requirements.

In Europe, the Nomura Europe Holdings plc (“NEHS”) group is regulated on a consolidated basis by the Financial Services Authority in the United Kingdom, which imposes minimum capital adequacy requirements to NEHS group. In addition, Nomura International plc (“NIP”) is a subsidiary of NEHS and provides securities brokerage and dealing business. Therefore, NIP is also regulated and imposed minimum capital adequacy requirements on a stand alone basis by the Financial Services Authority. As of March 31, 2009 and 2010, the NEHS group and NIP were in compliance with all relevant regulatory capital related requirements.

In Asia, Nomura International (Hong Kong) Limited (“NIHK”) and Nomura Singapore Ltd (“NSL”) are regulated by the respective authorities. NIHK is licensed by the Securities and Futures Commission, Hong Kong to carry out regulated activities including the provision of securities brokerage and dealing, underwriting, investment advisory and securities margin financing services for its clients. NIHK has two branches located in Taiwan and Korea which are also regulated by their local regulators under their respective jurisdictions. Activities of NIHK including its branches are subject to the Securities and Futures (Financial Resources) Rules which requires it, at all times, to maintain its liquid capital at a level not less than its required liquid capital. Liquid capital means an amount by which its liquid assets exceed its ranking liabilities. Required liquid capital is calculated in accordance with the provisions laid down in the Securities and Futures (Financial Resources) Rules. NSL provides securities brokerage and dealing business. It is regulated by the Monetary Authority of Singapore (“MAS”). The regulations required NSL to maintain a minimum capital of S$3 million. Currently, NSL is observing Capital Adequacy Ratio which fulfills the requirement from MAS. As of March 31, 2009 and 2010, NIHK and NSL were in compliance with all relevant regulatory capital related requirements.

19. Affiliated companies and other equity-method investees:

Nomura’s significant affiliated companies and other equity-method investees include JAFCO Co., Ltd., Nomura Research Institute, Ltd., Nomura Land and Building Co., Ltd., Fortress Investment Group LLC and Chi-X Europe Limited.

JAFCO Co., Ltd. (“JAFCO”)—

JAFCO, which is a listed company in Japan, manages various venture capital funds and provides private equity-related investment services to portfolio companies. Nomura held 21.1% of the outstanding share capital as of March 31, 2001 and has applied the equity method of accounting for the investment in JAFCO in the consolidated financial statements. During the year ended March 31, 2002, Nomura acquired an additional 0.6% equity interest in JAFCO. During the year ended March 31, 2003, Nomura acquired an additional 3.6% equity interest in JAFCO from Nomura Land and Building Co., Ltd. During the year ended March 31, 2010, Nomura sold a 3.4% equity interest in JAFCO.

Nomura recognized impairment losses of ¥17,551 million and ¥13,618 million against its investment in JAFCO for the years ended March 31, 2008 and 2009, respectively. The share price of JAFCO declined significantly during 2008 and 2009 as the Japanese stock market slowed down and this decline was determined to be other-than-temporary in nature. The loss was classified within Non-interest expenses—Other in the consolidated statements of operations.

As of March 31, 2010, Nomura’s ownership of JAFCO was 24.1% and there was no remaining equity method goodwill included in the carrying amount of the investment in JAFCO.

Nomura Research Institute, Ltd. (“NRI”)—

NRI develops and manages computer systems and provides research services and management consulting services. One of the major customers of NRI is Nomura. Nomura has held 25.2% of the outstanding share capital since March 31, 2000 and applies the equity method of accounting for the investment in NRI in the consolidated financial statements.

NRI was listed on the First Section of the Tokyo Stock Exchange on December 17, 2001 and completed an initial public offering and issued 2 million shares of common stock to third parties. As a result of this issuance, Nomura’s equity interest in NRI declined from 25.2% to 24.1%.

Subsequently, during the year ended March 31, 2003 and 2005, Nomura acquired an additional 1.0% and 17.2% equity interest in NRI from Nomura Land and Building Co., Ltd, respectively.

In October 2005, Nomura applied for a share repurchase offered by NRI and NRI re-acquired 4 million of its shares from Nomura in November 2005.

For the year ended March 31, 2009, Nomura sold ¥38,419 million worth of software and computer equipment to NRI.

As of March 31, 2010, Nomura’s ownership of NRI was 38.5% and the remaining balance of equity method goodwill included in the carrying value of the investment in NRI was ¥56,934 million ($610 million).

Nomura Land and Building Co., Ltd. (“NLB”)—

Prior to August 1, 2004, NLB owned a substantial portion of Nomura’s leased office space in Japan and from August 1, 2004, NLB has owned certain of Nomura’s leased office space in Japan. The lease transactions with Nomura are disclosed in Note 20 “Commitments, contingencies and guarantees”, Nomura has held 24.9% of NLB’s outstanding share capital since March 31, 2000 and applies the equity method of accounting for the investment in NLB in the consolidated financial statements. During the year ended March 31, 2003, Nomura acquired an additional 4.4% equity interest in NLB from a financial institution.

Effective August 1, 2004, Nomura acquired NLB’s facility management business, which included the ownership, lease, maintenance and administration of certain real estate properties previously leased to Nomura.

In March 2005, Nomura acquired an additional 8.4% equity interest in NLB from a third party.

In October 2006, Nomura Real Estate Holdings, Inc. which is a subsidiary of NLB, completed an initial public offering and issued 36 million shares of common stock to third parties at an underwriting price of ¥3,332 per share and listed the shares on the First Section of the Tokyo Stock Exchange.

As of March 31, 2010, Nomura’s ownership of NLB was 38.5% and the remaining balance of equity method goodwill included in the carrying amount of the investment in NLB was ¥1,485 million ($16 million).

Fortress Investment Group LLC (“Fortress”)—

Fortress is a global investment management firm. Fortress raises, invests and manages private equity funds, hedge funds and publicly traded alternative investment vehicles.

In January 2007, Nomura acquired Class A shares of Fortress for approximately $888 million, representing 15% of voting interests. On February 8, 2007, Fortress announced its initial public offering of 34,286,000 Class A shares priced at $18.50 per share. Fortress also granted the underwriters an option to purchase up to an additional 5,142,900 Class A shares. The investment in Fortress is treated as an investment in a limited partnership and is accounted for by the equity method of accounting. Fortress’s shares began trading on February 9, 2007, on the New York Stock Exchange.

For the year ended March 31, 2009, Nomura recognized an impairment loss of ¥81,248 million against its investment in Fortress. The share price of Fortress had declined significantly during 2008 as the U.S. stock market slowed down and this decline was determined to be other-than-temporary in nature. The loss was classified within Non-interest expenses—Other in the consolidated statements of operations.

In May 2009, Fortress sold 46,000,000 Class A shares in a public offering and Nomura purchased 5,400,000 of these shares, at the public offering price.

As of March 31, 2010, Nomura’s ownership of Fortress was 11.7% and there was no remaining equity method goodwill included in the carrying value of the investment in Fortress.

Summary Financial Information—

A summary of financial information for JAFCO, NRI and NLB is as follows:

	Millions of yen		Translation into millions of U.S. dollars
	March 31
	2009	2010	2010
Total assets	¥2,012,853	¥2,020,517	$21,633
Total liabilities	1,507,486	1,474,284	15,785

	Year ended March 31
	2009	2010	2010
Net Revenues	¥530,181	¥526,350	$5,635
Non-interest expenses	498,104	482,573	5,167
Net income	2,598	22,779	244

A summary of financial information for Fortress is as follows:

	Millions of yen		Translation into millions of U.S. dollars
	March 31
	2009(1)	2010(1)	2010
Total assets	¥154,981	¥154,471	$1,654
Total liabilities	146,871	98,711	$1,057

	Year ended March 31
	2009(1)	2010(1)	2010
Net Revenues	¥38,702	¥57,602	$617
Non-interest expenses	150,079	144,868	1,551
Net income (loss) attributable to the company	(32,458)	(23,651)	(253)

(1)	Financial information for Fortress is as of its fiscal years ended December 31, 2008 and 2009, respectively. Nomura records its share of Fortress’s earnings on the equity basis on a three month lag.

A summary of balances and transactions with affiliated companies and other equity-method investees, except for the lease transactions with NLB, which are disclosed in Note 20, “Commitments, contingencies and guarantees”, is presented below:

	Millions of yen		Translation into millions of U.S. dollars
	March 31
	2009	2010	2010
Investments in affiliated companies	¥240,055	¥247,641	$2,651
Advances to affiliated companies	3,419	3,632	39

	Millions of yen		Translation into millions of U.S. dollars
	Year ended March 31
	2009	2010	2010
Revenues	¥865	¥362	$4
Non-interest expenses	43,750	58,219	623
Purchase of software and tangible assets	44,602	25,954	278

In addition to the above, the sale of tangible fixed assets to affiliates companies for the year ended March 31, 2009 was ¥38,420 million.

The aggregate carrying amount and fair value of investments in affiliated companies and other equity-method investees for which a quoted market price is available are as follows:

	Millions of yen		Translation into millions of U.S. dollars
	March 31
	2009	2010	2010
Carrying amount	¥173,831	¥176,351	$1,888
Market value	156,194	216,932	2,323

Equity in earnings of equity-method investees, including those included above, was a loss of ¥5,534 million and gain of ¥12,924 million ($138 million) for the years ended March 31, 2009 and 2010, respectively. Equity in earnings of equity-method investees are included within Revenue—Other in the consolidated statements of operations. Dividends from equity-method investees for the years ended March 31, 2009 and 2010 were ¥7,308 million and ¥4,827 million ($52 million), respectively.

Chi-X Europe Limited (“Chi-X”)—

Chi-X was a consolidated subsidiary of Nomura until December 31, 2009. On December 31, 2009, non-voting shares issued by Chi-X to third parties were converted into voting shares. As a result, Nomura’s voting interest fell to 34% and Nomura ceased to have a controlling financial interest in Chi-X, which was subsequently deconsolidated and accounted for under the equity-method from December 31, 2009.

As part of the deconsolidation process, a gain of ¥3,074 million ($33 million) was recognised which is included in the consolidated statements of operations under Revenue—Other. The gain resulted from a difference between the book value of the net assets of Chi-X and the fair value of the retained investment in the company.

The fair value of the retained investment in Chi-X was estimated using a combination of market and income approaches. The market approach was based on the “Guideline Public Company Method” whereby market multiples are derived from quoted market prices of publicly traded companies engaged in the same or similar line of business to Chi-X. Under the income approach, a discounted cash flow method was used.

20. Commitments, contingencies and guarantees:

Commitments—

Credit and investment commitments

In connection with its banking and financing activities, Nomura provides commitments to extend credit, which generally have fixed expiration dates. In connection with its investment banking activities, Nomura enters into agreements with customers under which Nomura commits to underwrite notes that may be issued by the customers. The outstanding commitments under these agreements are included below in commitments to extend credit.

Nomura has commitments to invest in interests in various partnerships and other entities, primarily in connection with its merchant banking activities, and also has commitments to provide financing for investments related to these partnerships. The outstanding commitments under these agreements are included in commitments to invest in partnerships. These commitments outstanding were as follows:

	Millions of yen		Translation into millions of U.S. dollars
	March 31
	2009	2010	2010
Commitments to extend credit	¥99,915	¥228,439	$2,446
Commitments to invest in partnerships	69,320	40,203	430

At March 31, 2010, the contractual expiry of these commitments are as follows:

	Millions of yen
		Years to Maturity
	Total contractual amount	Less than 1 year	1 to 3 years	3 to 5 years	More than 5 years
Commitments to extend credit	¥228,439	¥79,491	¥139,441	¥2,923	¥6,584
Commitments to invest in partnerships	40,203	456	13,886	1,465	24,396

	Translation into millions of U.S. dollars
		Years to Maturity
	Total contractual amount	Less than 1 year	1 to 3 years	3 to 5 years	More than 5 years
Commitments to extend credit	$2,446	$851	$1,494	$31	$70
Commitments to invest in partnerships	430	5	149	16	260

The contractual amounts of these commitments to extend credit represent the amounts at risk should the contracts be fully drawn upon, should the counterparties default, and assuming the value of any existing collateral becomes worthless. The total contractual amount of these commitments may not represent future cash requirements since the commitments may expire without being drawn upon. The credit risk associated with these commitments varies depending on the customers’ creditworthiness and the value of collateral held. Nomura evaluates each customer’s creditworthiness on a case-by-case basis. The amount of collateral obtained, if deemed necessary by Nomura upon extension of credit, is based on management’s credit evaluation of the counterparty.

Other commitments

Purchase obligations for goods or services that include payments for construction-related, advertising, and computer and telecommunications maintenance agreements amounted to ¥30,552 million as of March 31, 2009 and ¥50,690 million ($543 million) as of March 31, 2010.

Nomura has commitments under resale and repurchase agreements including amounts in connection with collateralized agreements, collateralized financing and Gensaki transactions. These commitments amounted to ¥1,890 billion for resale agreements and ¥3,011 billion for repurchase agreements as of March 31, 2009 and ¥2,306 billion ($24.69 billion) for resale agreements and ¥1,072 billion ($11.48 billion) for repurchase agreements as of March 31, 2010. These amounts include certain types of repurchase transactions and securities transactions which we account for as sales rather than collateralized financings in accordance with ASC 860.

In Japan, there is a market in which participants lend and borrow debt and equity securities without collateral to and from financial institutions. Under these arrangements, Nomura undertakes obligations to return debt and equity securities borrowed without collateral of ¥96 billion and ¥188 billion ($2.01 billion) as of March 31, 2009 and 2010, respectively.

As a member of securities clearing houses and exchanges, Nomura may be required to pay a certain share of the financial obligations of another member who may default on its obligations to the clearing house or the exchange. These guarantees are generally required under the membership agreements. To mitigate these risks, exchanges and clearing houses often require members to post collateral. The potential for Nomura to make payments under such guarantees is deemed remote.

Leases

Nomura leases its office space and certain employees’ residential facilities in Japan primarily under cancelable lease agreements which are customarily renewed upon expiration. Nomura also leases certain equipment and facilities under noncancelable lease agreements. Rental expenses, net of sublease rental income, for the years ended March 31, 2009 and 2010 were ¥46,467 million and ¥49,374 million ($529 million), respectively. A portion of such rentals is paid to NLB, an affiliated company. Also, see Note 19 “Affiliated companies and other equity-method investees”.

Lease deposits and rent paid to NLB were as follows:

	Millions of yen		Translation into millions of U.S. dollars
	March 31
	2009	2010	2010
Lease deposits	¥9,175	¥6,541	$70
Rent paid during the year	5,432	4,531	49

Presented below is a schedule of future minimum lease payments under capital leases as of March 31, 2009:

	Millions of yen
		Years of payment
	Total	Less than 1 year	1 to 2 Years	2 to 3 Years	3 to 4 Years	4 to 5 Years	More than 5 years
Present value of minimum lease payments(1)	¥1,150	¥500	¥372	¥224	¥53	¥1	¥—

(1)	As interest is not material, it is not shown separately.

Presented below is a schedule of future minimum lease payments under capital leases as of March 31, 2010:

	Millions of yen	Translation into millions of U.S. dollars
	March 31, 2010
Total minimum lease payments	¥53,654	$574
Less: Amount representing interest	(28,055)	(300)

Present value of net lease payments	¥25,599	$274

	Millions of yen
		Years of payment
	Total	Less than 1 year	1 to 2 Years	2 to 3 Years	3 to 4 Years	4 to 5 Years	More than 5 years
Minimum lease payments	¥53,654	¥393	¥247	¥61	¥16	¥11	¥52,926

	Translation into millions of U.S. dollars
		Years of payment
	Total	Less than 1 year	1 to 2 Years	2 to 3 Years	3 to 4 Years	4 to 5 Years	More than 5 years
Minimum lease payments	$574	$4	$2	$1	$0	$0	$567

In August 2009, Nomura Properties plc which is Nomura’s consolidated subsidiary entered into a 20 year lease as tenant of Watermark Place, a development in London. The lease agreement constitutes an operating lease on the land and a capital lease on the building.

Office buildings, land, equipment and facilities on the consolidated balance sheets includes lease assets at the amount of ¥977 million and ¥26,099 million ($279 million) as of March 31, 2009 and 2010 respectively.

Presented below is a schedule of future minimum rental payments under non-cancelable operating leases with remaining terms exceeding one year as of March 31, 2009 and 2010:

	Millions of yen	Translation into millions of U.S. dollars
	March 31
	2009	2010	2010
Total minimum lease payments	¥80,901	¥93,338	$999
Less: Sublease rental income	(17,495)	(15,021)	(160)

Net lease payments	¥63,406	¥78,317	$839

Presented below is a schedule of future minimum rental payments under non-cancelable operating leases with remaining terms exceeding one year as of March 31, 2009:

	Millions of yen
		Years of payment
	Total	Less than 1 year	1 to 2 Years	2 to 3 Years	3 to 4 Years	4 to 5 Years	More than 5 years
Minimum lease payments	¥80,901	¥17,602	¥16,250	¥10,575	¥8,578	¥6,166	¥21,730

Presented below is a schedule of future minimum rental payments under non-cancelable operating leases with remaining terms exceeding one year as of March 31, 2010:

	Millions of yen
		Years of payment
	Total	Less than 1 year	1 to 2 Years	2 to 3 Years	3 to 4 Years	4 to 5 Years	More than 5 years
Minimum lease payments	¥93,338	¥17,669	¥14,196	¥12,929	¥9,498	¥7,726	¥31,320

	Translation into millions of U.S. dollars
		Years of payment
	Total	Less than 1 year	1 to 2 Years	2 to 3 Years	3 to 4 Years	4 to 5 Years	More than 5 years
Minimum lease payments	$999	$189	$152	$138	$102	$83	$335

Certain leases contain renewal options or escalation clauses providing for increased rental payments based upon maintenance, utilities, and tax increases.

Contingencies—

Lawsuits and other legal proceedings

In the normal course of business, Nomura is involved in lawsuits and other legal proceedings and, as a result of such activities, is subject to ongoing legal risk. The management of Nomura believes that the ultimate resolution of such litigation will not be material to the consolidated financial statements.

The legal disputes include the actions described below.

In April 2009, WestLB AG (“West LB”) served proceedings on NIP and Nomura Bank International Plc (“NBI”), claiming that under the terms of a note issued by NBI and maturing in October 2008, West LB were entitled to receive approximately $22 million, which it claims to be the value of a fund of shares referable to the NBI note. NIP, in its role as calculation agent, and NBI reject this claim and are vigorously defending the action.

In January 2008 NIP was served with a tax notice issued by the tax authorities in Pescara, Italy alleging breaches by NIP of the U.K.-Italy Double Taxation Treaty of 1998. The alleged breaches relate to payments to NIP of tax credits on dividends on Italian shares. The tax notice not only denies certain payments to which NIP claims to be entitled but is also seeking reimbursement of EUR 33.8 million, including interest, already refunded. In March 2008, NIP lodged an appeal against the Tax Notice rejecting the Italian tax authorities’ demands for reimbursement and in November 2009 a decision was issued by the Pescara Tax Court in favour of the Italian Tax Authorities. NIP intends vigorously to challenge this decision.

NIP is currently being challenged by the U.K. tax authorities with regard to the tax treatment of an offshore pension plan established for the employees of Nomura Employment Services (Isle of Man) Limited. The U.K. tax authorities are seeking to recover approximately £22 million from NIP on the basis that NIP was the true employer of individuals participating in the offshore pension plan. We believe that the position taken by the U.K. tax authorities is erroneous. NIP has lodged the necessary appeals.

The Company supports the position of its subsidiaries in each of these claim.

Subsequent events

After the collapse of Lehman Brothers in September 2008, Nomura Securities Co., Ltd. (“NSC”), NIP and Nomura Global Financial Products Inc. filed proofs of claim against the bankruptcy estates of Lehman Brothers Holdings Inc. and Lehman Brothers Special Financing Inc. (collectively, “Lehman Inc.”), in respect of swaps and other derivative transactions in the total amount of approximately U.S.$1 billion (“the Claims”). In April 2010, Lehman Inc. commenced proceedings in the U.S. Bankruptcy Court in New York objecting to the Claims and, in the case of NSC and NIP, seeking to recover damages. The subsidiaries intend vigorously to contest these proceedings.

Guarantees—

ASC 460 “Guarantees” specifies the disclosures to be made in regards to obligations under certain issued guarantees and requires a liability to be recognized for the fair value of a guarantee obligation.

In the normal course of business, Nomura enters into various guarantee arrangements with counterparties in the form of standby letters of credit and other guarantees, which generally have a fixed expiration date.

In addition, Nomura enters into certain derivative contracts that meet the accounting definition of guarantees, namely derivative contracts that contingently require a guarantor to make payment to a guaranteed party based on changes in an underlying that relate to an asset, liability or equity security held by a guaranteed party. Since Nomura does not track whether its clients enter into these derivative contracts for speculative or hedging purposes, Nomura has disclosed below information about derivative contracts that could meet the accounting definition of guarantees.

For information about the maximum potential amount of future payments that Nomura could be required to make under certain derivatives, the notional amount of contracts has been disclosed. However, the maximum potential payout for certain derivative contracts, such as written interest rate caps and written currency options, cannot be estimated, as increases in interest or foreign exchange rates in the future could be theoretically unlimited.

Nomura records all derivative contracts at fair value on its consolidated balance sheets. Nomura believes the notional amounts generally overstate its risk exposure. Since the derivative contracts are accounted for at fair value, carrying value is considered the best indication of payment/performance risk for individual contracts.

The following table contains information on Nomura’s derivative contracts that could meet the accounting definition of a guarantee and certain other guarantees:

	Millions of yen				Translation into millions of U.S. dollars
	March 31
	2009		2010
	Carrying value	Maximum Potential Payout / Notional Total	Carrying value	Maximum Potential Payout / Notional Total	Carrying value	Maximum Potential Payout / Notional Total
Derivative contracts(1)	¥2,091,560	¥43,848,870	¥2,604,545	¥72,650,089	$27,886	$777,838
Standby letters of credit and other guarantees(2)	1	9,270	340	10,146	4	109

(1)	Credit derivatives are disclosed in Note 4, “Derivative instruments and hedging activities” and are excluded from “Derivative Contracts”.
(2)	Collateral held in connection with standby letters of credit and other guarantees as of March 31, 2009 is ¥6,571 million and as of March 31, 2010 is ¥8,089 million ($87 million).

The following table contains expiration information on Nomura’s derivative contracts that could meet the accounting definition of a guarantee and certain other guarantees as of March 31, 2010:

	Millions of yen
		Maximum Potential Payout/Notional
			Years to Maturity
	Carrying value	Total	Less than 1 year	1 to 3 years	3 to 5 years	More than 5 years
Derivative contracts	¥2,604,545	¥72,650,089	¥32,360,916	¥13,188,171	¥4,779,348	¥22,321,654
Standby letters of credit and other guarantees	340	10,146	1,533	125	199	8,289

	Translation into millions of U.S. dollars
		Maximum Potential Payout/Notional
			Years to Maturity
	Carrying value	Total	Less than 1 year	1 to 3 years	3 to 5 years	More than 5 years
Derivative contracts	$27,886	$777,838	$346,476	$141,201	$51,171	$238,990
Standby letters of credit and other guarantees	4	109	17	1	2	89

21. Segment and geographic information:

Operating segments—

Nomura operates five distinct segments: Retail, Global Markets, Investment Banking, Merchant Banking and Asset Management. Nomura structures its business segments based upon the nature of main products and services, its customer base and its management structure.

The accounting policies for segment information materially follow U.S. GAAP, except as described below:

•

The impact of unrealized gains/losses on long-term investments in equity securities held for operating purposes, which under U.S. GAAP is included in Income (loss) before income taxes, is excluded from segment information.

Revenues and expenses directly associated with each business segment are included in the operating results of each respective segment. Revenues and expenses that are not directly attributable to a particular segment are allocated to each respective business segment or included in “Other”, based upon Nomura’s allocation methodologies as used by management to assess each segment’s performance.

Business segments’ results are shown in the following tables. Net interest revenue is disclosed because management views interest revenue net of interest expense for its operating decisions. Business segments’ information on total assets is not disclosed because management does not utilize such information for its operating decisions and therefore, it is not reported to management. Certain prior period amounts have been reclassified to conform to the current presentation, in accordance with updated guidance for the accounting and reporting of noncontrolling interests that Nomura adopted on April 1, 2009.

	Millions of yen
	Retail	Global Markets	Investment Banking	Merchant Banking	Asset Management	Other (Inc. elimination)	Total
Year ended March 31, 2009
Non-interest revenue	¥287,750	¥(146,335)	¥62,132	¥(62,319)	¥56,463	¥158,601	¥356,292
Net interest revenue	4,107	(10,919)	1,367	(7,556)	3,326	(10,853)	(20,528)

Net revenue	291,857	(157,254)	63,499	(69,875)	59,789	147,748	335,764
Non-interest expenses	273,620	417,387	120,910	15,398	52,409	213,168	1,092,892

Income (loss) before income taxes	¥18,237	¥(574,641)	¥(57,411)	¥(85,273)	¥7,380	¥(65,420)	¥(757,128)

Year ended March 31, 2010
Non-interest revenue	¥384,816	¥625,059	¥118,474	¥20,034	¥68,280	¥(104,629)	¥1,112,034
Net interest revenue	3,456	33,382	448	(7,866)	2,085	(2,124)	29,381

Net revenue	388,272	658,441	118,922	12,168	70,365	(106,753)	1,141,415
Non-interest expenses	274,915	486,433	117,178	10,738	51,771	104,540	1,045,575

Income (loss) before income taxes	¥113,357	¥172,008	¥1,744	¥1,430	¥18,594	¥(211,293)	¥95,840

	Translation into millions of U.S. dollars
Year ended March 31, 2010
Non-interest revenue	$4,120	$6,692	$1,268	$214	$731	$(1,119)	$11,906
Net interest revenue	37	357	5	(84)	22	(23)	314

Net revenue	4,157	7,049	1,273	130	753	(1,142)	12,220
Non-interest expenses	2,943	5,207	1,255	115	554	1,120	11,194

Income (loss) before income taxes	$1,214	$1,842	$18	$15	$199	$(2,262)	$1,026

Transactions between operating segments are recorded within segment results on commercial terms and conditions and are eliminated in the “Other” column.

The following table presents the major components of income (loss) before income taxes in “Other.”

	Millions of yen		Translation into millions of U.S. dollars
	Year ended March 31
	2009	2010	2010
Net gain (loss) related to economic hedging transactions(1)	¥28,032	¥3,323	$36
Realized gain (loss) on investments in equity securities held for operating purposes	(2,363)	(3,365)	(36)
Equity in earnings (loss) of affiliates	(718)	7,765	83
Corporate items	(70,533)	(83,291)	(892)
Other(1)(2)	(19,838)	(135,725)	(1,453)

Total	¥(65,420)	¥(211,293)	$(2,262)

(1)	Net gain (loss) related to economic hedging transactions but not included in net gain (loss) on trading, which was previously classified as “Other”, is included in “Net gain (loss) related to economic hedging transactions” as well as net gain (loss) on trading related to economic hedging transactions. In addition, net gain (loss) on trading from the change in its own creditworthiness in certain financial liabilities, which was previously classified as “Net gain (loss) on trading related to economic hedging transactions”, is included in “Other”. The reclassifications of previously reported amounts have been made to conform to the current year presentation.
(2)	Includes impairment losses of affiliated companies and other equity-method investees which do not belong to the five business segments of ¥97,880 million for the year ended March 2009, and ¥2,974 million ($32 million) for the year ended March 2010, respectively, and the impact of its own creditworthiness in certain financial liabilities for which the fair value option has been elected, and the impact of its own creditworthiness on derivative liabilities.

The table below presents reconciliation of the combined business segments’ results included in the preceding table to Nomura’s reported net revenue, non-interest expenses and income (loss) before income taxes in the consolidated statements of operations.

	Millions of yen		Translation into millions of U.S. dollars
	Year ended March 31
	2009	2010	2010
Net revenue	¥335,764	¥1,141,415	$12,220
Unrealized gain (loss) on investments in equity securities held for operating purposes	(23,137)	9,407	101

Consolidated net revenue	¥312,627	¥1,150,822	$12,321

Non-interest expenses	¥1,092,892	¥1,045,575	$11,194
Unrealized gain (loss) on investments in equity securities held for operating purposes	—	—	—

Consolidated non-interest expenses	¥1,092,892	¥1,045,575	$11,194

Income (loss) before income taxes	¥(757,128)	¥95,840	$1,026
Unrealized gain (loss) on investments in equity securities held for operating purposes	(23,137)	9,407	101

Consolidated income (loss) before income taxes	¥(780,265)	¥105,247	$1,127

Subsequent events

In April 2010, Nomura established the Wholesale Division, encompassing the operations previously conducted by the Global Markets, the Investment Banking, and the Merchant Banking divisions. Also Nomura realigned its reportable segments to reflect how it operates and manages its business. This realignment consisted of merging the Global Markets, Investment Banking and Merchant Banking segments and realigning its businesses into the Retail, Wholesale, and Asset Management segments. Nomura will disclose business segment information in accordance with this structure for the year ending March 31, 2011.

Geographic Information—

Nomura’s identifiable assets, revenues and expenses are generally allocated based on the country of domicile of the legal entity providing the service. However, because of the integration of the global capital markets and the corresponding global nature of Nomura’s activities and services, it is not always possible to make a precise separation by location. As a result, various assumptions, which are consistent among years, have been made in presenting the following geographic data.

The table below presents a geographic allocation of net revenue and income (loss) before income taxes from operations by geographic areas, and long-lived assets associated with Nomura’s operations. Net revenue in “Americas” and “Europe” substantially represents Nomura’s operations in the United States and the United Kingdom, respectively. Net revenue and long-lived assets have been allocated on a revenues and expenses from external customers basis. Income (loss) before income taxes have been allocated on an including intersegment revenues and expenses basis.

	Millions of yen		Translation into millions of U.S. dollars
	Year ended March 31
	2009	2010	2010
Net revenue(1):
Americas	¥17,748	¥131,512	$1,407
Europe	(170,718)	348,829	3,735
Asia and Oceania	18,781	63,748	683

Sub-total	(134,189)	544,089	5,825
Japan	446,816	606,733	6,496

Consolidated	¥312,627	¥1,150,822	$12,321

Income (loss) before income taxes(2):
Americas	¥(165,647)	¥3,557	$38
Europe	(412,222)	18,995	203
Asia and Oceania	(81,243)	13,036	140

Sub-total	(659,112)	35,588	381
Japan	(121,153)	69,659	746

Consolidated	¥(780,265)	¥105,247	$1,127

(1) There is no revenue derived from transactions with a single major external customer.
(2) Amounts reported for 2009 reflect retrospective application of updated guidance for the accounting and reporting of noncontrolling interests which Nomura adopted on April 1, 2009.

	Millions of yen		Translation into millions of U.S. dollars
	Year ended March 31
	2009	2010	2010
Long-lived assets:
Americas	¥100,241	¥94,508	$1,012
Europe	62,690	98,223	1,052
Asia and Oceania	30,804	32,871	351

Sub-total	193,735	225,602	2,415
Japan	312,893	269,449	2,885

Consolidated	¥506,628	¥495,051	$5,300

(2)	Other

A summary of consolidated financial information on quarterly basis to as follows:

	The 1st Quarter From April 1, 2009 to June 30, 2009	The 2nd Quarter From July 1, 2009 to Sep 30, 2009	The 3rd Quarter From Oct 1, 2009 to Dec 31, 2009	The 4th Quarter From Jan 1, 2010 to Mar 31, 2010
Total Revenue (Millions of yen)	363,595	355,470	321,588	316,098
Total revenue (After deduction of interest expense) (Millions of yen)	298,359	300,025	274,538	277,900
Net income before tax attributable to NHI on quarterly basis (Millions of yen)	31,421	27,292	17,957	28,577
Net income attributable to NHI on quarterly basis (Millions of yen)	11,420	27,715	10,236	18,427
Net income attributable to NHI per share on quarterly basis (Yen)	4.37	10.22	2.91	5.02

2. Unconsolidated Financial Statements

(1) Unconsolidated Financial Statements

1. Balance Sheets

		105th Fiscal Year March 31, 2009	106th Fiscal Year March 31, 2010
	Notes	Amount (Millions of yen)	Amount (Millions of yen)
(ASSETS)
Current Assets
Cash and time deposits		1,225	1,140
Certificate deposits		20,500	15,000
Money held in trust		57,077	42,124
Short-term loans receivable	*4	1,659,355	2,144,666
Advance payments to customers and others		44	34
Accounts receivable	*4	15,028	66,378
Accrued income		20,804	24,815
Refundable taxes receivable		53,830	3,398
Deferred tax assets		25,512	1,382
Other current assets		3,912	3,211
Allowance for doubtful accounts		(4,817)	(24)

Total Current Assets		1,852,470	2,302,125
Fixed Assets
Tangible fixed assets	*1	55,877	48,318
Buildings		20,446	17,328
Furniture & fixtures		26,591	22,151
Land		8,839	8,839
Intangible assets		110,217	107,727
Software		110,217	107,726
Other		—	1
Investments and others		1,662,943	2,107,908
Investment securities	*2	118,980	135,674
Investments in subsidiaries and affiliates (at cost)	*2	1,158,141	1,369,661
Other securities of subsidiaries and affiliates		24,111	17,370
Contributions to capital		767	767
Long-term loans receivable from subsidiaries and affiliates		135,000	389,964
Long-term guarantee deposits	*4	42,671	37,726
Long-term prepaid expenses		918	482
Deferred tax assets		155,297	126,026
Other investments		27,118	30,272
Allowance for doubtful accounts		(57)	(32)

Total Fixed Assets		1,829,038	2,263,954

TOTAL ASSETS		3,681,507	4,566,078

		105th Fiscal Year March 31, 2009	106th Fiscal Year March 31, 2010
	Notes	Amount (Millions of yen)	Amount (Millions of yen)
(LIABILITIES)
Current Liabilities
Short-term borrowings	*4	470,000	49,600
Bond due within one year		60,000	70,000
Deposits received		1,097	1,242
Accounts payable		29,746	17,187
Accrued expenses		11,362	15,641
Collaterals received	*4	39,663	50,640
Accrued income taxes		2	3
Accrued bonuses for employees		245	726
Other current liabilities		171	90

Total Current Liabilities		612,287	205,130
Long-term liabilities
Bonds payable		695,446	1,270,055
Convertible bonds payable		110,000	—
Long-term borrowings		1,018,000	1,280,374
Other long-term liabilities		1,693	4,213

Total Long-term liabilities		1,825,139	2,554,642

TOTAL LIABILITIES		2,437,425	2,759,771

		105th Fiscal Year March 31, 2009	106th Fiscal Year March 31, 2010
	Notes	Amount (Millions of yen)	Amount (Millions of yen)
(NET ASSETS)
Shareholder’s equity
Common stock		321,765	594,493
Capital reserves
Additional paid-in capital		251,469	524,197
Other capital reserve			4,542

Total capital reserves		251,469	528,740
Earned surplus
Earned surplus reserve		81,858	81,858
Other Earned surplus
Reserve for specified fixed assets		13	11
General reserve		994,000	994,000
Earned surplus carried forward		(382,199)	(381,243)

Total earned surplus		693,673	694,625
Treasury stock		(74,554)	(66,285)

Total shareholder’s equity		1,192,353	1,751,573
Valuation and translation adjustments
Net unrealized gain on investments		16,157	21,801
Deferred gains or loss on hedges		8,456	8,899

Total valuation and translation adjustments		24,613	30,700
Subscription rights to shares		27,116	24,033

TOTAL NET ASSETS		1,244,082	1,806,307

TOTAL LIABILITIES AND NET ASSETS		3,681,507	4,566,078

2. Statements of Operations

		105th Fiscal Year from April 1, 2008 to March 31, 2009	106th Fiscal Year from April 1, 2009 to March 31, 2010
	Notes	Amount (Millions of yen)	Amount (Millions of yen)
Operating revenue
Property and equipment fee revenue	*1	116,478	108,691
Rent revenue	*2	38,450	39,918
Royalty on trademark	*3	14,088	20,901
Dividend from subsidiaries and affiliates		143,552	27,628
Others	*4	27,502	23,736

Total operating revenue	*8	340,071	220,873
Operating expenses
Compensation and benefits		21,884	16,704
Rental and maintenance	*5	42,954	45,006
Data processing and office supplies	*6	37,802	43,105
Depreciation and amortization		54,056	44,145
Taxes		1,371	957
Others	*7	12,174	6,473
Interest expenses		34,529	27,553

Total operating expenses	*8	204,768	183,943

Operating income		135,303	36,930

Non-operating revenue
Dividends received		2,347	1,778
Investment enterprise partnerships revenue		189	517
Others		240	340

Total non-operating revenue	*8	2,776	2,635
Non-operating expenses
Investment enterprise partnerships loss		6,701	4,732
Stock issuance costs		1,623	2,274
Bond issuance costs		2,027	2,825
Others		547	614

Total non-operating expenses	*8	10,898	10,445

Ordinary income		127,181	29,121

Special profits
Reversal of allowance for doubtful accounts			4,812
Gain on sales of investment securities		2,577	646
Gain on capital reduction of subsidiaries and affiliates		—	1,479
Gain on sales of fixed assets		162	372

Total special profits		2,739	7,309
Special losses
Loss on sales of investment securities		636	965
Loss on devaluation of investment securities		8,451	2,908
Loss on liquidation of subsidiaries and affiliates		—	1,747
Loss on sales of stocks of subsidiaries and affiliates		—	257
Loss on devaluation of investments in and contributions to subsidiaries and affiliates		555,926	16,878
Loss on abandonment of fixed assets		2,564	3,700

Total special losses		567,577	26,456

Income (loss) before income taxes		(437,658)	9,974

Income taxes—current		(6,949)	(51,280)
Income taxes—deferred		(36,997)	49,171

Total income taxes		(43,946)	(2,109)

Net income (loss)		(393,712)	12,083

3. Unconsolidated Statement of Changes in Net Assets

(105th Fiscal Year from April 1, 2008 to March 31, 2009)

	(Millions of yen)
	Shareholders’ equity
		Capital reserve
	Common stock	Additional paid-in capital	Other capital reserve	Total capital reserve
Balance at March 31, 2008	182,800	112,504	—	112,504
Change in the term
Issuance of new stock	138,965	138,965	—	138,965

Total change in the term	138,965	138,965	—	138,965

Balance at March 31, 2009	321,765	251,469	—	251,469

	Shareholders’ equity
	Earned surplus
		Other Earned surplus
	Earned surplus reserve	Reserve for specified fixed assets	General reserve	Earned surplus carried forward	Total Earned surplus	Treasury stock	Total Shareholders’ equity
Balance at March 31, 2008	81,858	16	994,000	79,442	1,155,315	(78,296)	1,372,324
Change in the term
Issuance of new stock	—	—	—	—	—	—	277,930
Cash dividends	—	—	—	(64,924)	(64,924)	—	(64,924)
Reversal of reserve for specified fixed assets	—	(3)	—	3	—	—	—
Net loss	—	—	—	(393,712)	(393,712)	—	(393,712)
Purchase of treasury stock	—	—	—	—	—	(91)	(91)
Disposal of treasury stock	—	—	—	(3,007)	(3,007)	3,832	826

Total change in the term	—	(3)	—	(461,640)	(461,643)	3,742	(179,971)

Balance at March 31, 2009	81,858	13	994,000	(382,199)	693,673	(74,554)	1,192,353

	Valuation and translation adjustments
	Net unrealized gain on investments	Deferred gains or loss on hedges	Total Valuation and translation adjustments	Subscription rights to shares	Total net assets
Balance at March 31, 2008	34,914	5,023	39,936	11,401	1,423,661
Change in the term
Issuance of new stock	—	—	—	—	277,930
Cash dividends	—	—	—	—	(64,924)
Net loss	—	—	—	—	(393,712)
Purchase of treasury stock	—	—	—	—	(91)
Disposal of treasury stock	—	—	—	—	826
Other-net	(18,756)	3,433	(15,323)	15,715	392

Total change in the term	(18,756)	3,433	(15,323)	15,715	(179,579)

Balance at March 31, 2009	16,157	8,456	24,613	27,116	1,244,082

(106th Fiscal Year from April 1, 2009 to March 31, 2010)

	(Millions of yen)
	Shareholders’ equity
		Capital reserve
	Common stock	Additional paid-in capital	Other capital reserve	Total capital reserve
Balance at March 31, 2009	321,765	251,469	—	251,469
Change in the term
Issuance of common stock	217,728	217,728	—	217,728
Conversion of convertible bonds	55,000	55,000	—	55,000
Gain on sales of treasury stock	—	—	4,542	4,542

Total change in the term	272,728	272,728	4,542	277,270

Balance at March 31, 2010	594,493	524,197	4,542	528,740

	Shareholders’ equity
	Earned surplus
		Other Earned surplus
	Earned surplus reserve	Reserve for specified fixed assets	General reserve	Earned surplus carried forward	Total Earned surplus	Treasury stock	Total Shareholders’ equity
Balance at March 31, 2009	81,858	13	994,000	(382,199)	693,673	(74,554)	1,192,353
Change in the term
Issuance of new stock	—	—	—	—	—	—	435,456
Conversion of convertible bonds	—	—	—	—	—	—	110,000
Cash dividends	—	—	—	(11,130)	(11,130)	—	(11,130)
Reversal of reserve for specified fixed assets	—	(2)	—	2	—	—	—
Net income	—	—	—	12,083	12,083	—	12,083
Repurchases of treasury stock	—	—	—	—	—	(18)	(18)
Sale of treasury stock	—	—	—	—	—	8,288	12,830

Total change in the term	—	(2)	—	955	953	8,269	559,221

Balance at March 31, 2010	81,858	11	994,000	(381,243)	694,625	(66,285)	1,751,573

	Valuation and translation adjustments
	Net unrealized gain on investments	Deferred gains or loss on hedges	Total Valuation and translation adjustments	Subscription rights to shares	Total net assets
Balance at March 31, 2009	16,157	8,456	24,613	27,116	1,244,082
Change in the term
Issuance of new stock	—	—	—	—	435,456
Conversion of convertible bonds	—	—	—	—	110,000
Cash dividends	—	—	—	—	(11,130)
Net income	—	—	—	—	12,083
Repurchases of treasury stock	—	—	—	—	(18)
Sale of treasury stock	—	—	—	—	12,830
Other-net	5,644	443	6,087	(3,083)	3,004

Total change in the term	5,644	443	6,087	(3,083)	562,225

Balance at March 31, 2010	21,801	8,899	30,700	24,033	1,806,307

[Significant Accounting Policies]

105th Fiscal Year	106th Fiscal Year
1. Basis and Methods of Valuation for Financial Instruments	1. Basis and Methods of Valuation for Financial Instruments

(1) Other securities	(1) Other securities

a. Securities with market value	a. Securities with market value

Recorded at market value.	Recorded at market value.

The difference between the cost using the moving average method or amortized cost and market value less deferred taxes is recorded as “Net unrealized gain on investments” in “Net Assets” on the balance sheet.

(Same as left)

b. Securities with no market value	b. Securities with no market value

Recorded at cost using the moving average method or amortized cost.	(Same as left)

With respect to investment enterprise partnerships and similar investments in partnerships which are regarded as equivalent to securities in accordance with Paragraph 2, Article 2 of the Financial Instruments and Exchange Act, the pro rata shares of such partnerships are recorded at net asset values based on the available current financial statements on day of statement of account set forth in the partnership agreements.

(2) Stocks of subsidiaries and affiliates	(2) Stocks of subsidiaries and affiliates

Recorded at cost using the moving average method.	(Same as left)

2. Basis and method of valuation for money held in trust	2. Basis and method of valuation for money held in trust

Accounted for at fair value based on the mark-to-market method	(Same as left)

3. Depreciation and Amortization	3. Depreciation and Amortization

(1) Depreciation of tangible fixed assets	(1) Depreciation of tangible fixed assets

Tangible fixed assets are depreciated primarily on the declining balance method, except for buildings acquired after March 31, 1998 which are depreciated on the straight-line method.	Tangible fixed assets are depreciated primarily on the declining balance method, except for buildings acquired after March 31, 1998 which are depreciated on the straight-line method.
The estimated useful lives are generally as follows:	The estimated useful lives are generally as follows:
Buildings 10 – 50 years	Buildings 8 – 47 years
Furniture & fixtures 3 – 10 years	Furniture & fixtures 3 – 15 years

(2) Amortization of intangible assets	(2) Amortization of intangible assets

Intangible assets are amortized over their estimated useful lives primarily on the straight-line method.	(Same as left)
The useful lives of software were based on those determined internally.

4. Deferred Assets (1) Stock issuance costs Stock issuance costs are Expensed upon incurred	4. Deferred Assets (1) Stock issuance costs (Same as left)

(2) Bond issuance costs	(2) Bond issuance costs
Bond issuance costs are expensed upon incurred	(Same as left)

105th Fiscal Year	106th Fiscal Year
5. Translation of Assets and Liabilities Denominated in Foreign Currencies	5. Translation of Assets and Liabilities Denominated in Foreign Currencies

Financial assets and liabilities denominated in foreign currencies are translated into Japanese yen using exchange rates as of the balance sheet date. Gains and losses resulting from translation are reflected in the income statement.

(Same as left)

6. Provisions	6. Provisions

(1) Allowance for doubtful accounts	(1) Allowance for doubtful accounts

To provide for bad loans, the Company made provisions for doubtful accounts based on an estimate of the uncollectable amount calculated using historical loss ratios or a reasonable estimate based on financial condition of individual borrowers.

(Same as left)

(2) Reserve for bonus payment	(2) Accrued bonuses

To prepare for payments of bonuses to employees, the estimated amount was recorded in accordance with the prescribed calculation method.	(Same as left)

7. Hedging Activities	7. Hedging Activities

(1) Hedge accounting	(1) Hedge accounting

Mark-to-market profits and losses on hedging instruments are deferred until the profits or losses on the underlying hedged items are realized. Certain eligible foreign currencies denominated monetary items are translated at forward exchange rates and the differences are amortized over the remaining period.

(Same as left)

(2) Hedging instruments and hedged item	(2) Hedging instruments and hedged item

The Company utilizes derivative contracts such as interest rate swaps to hedge the interest rate risk on bonds, borrowings and other instruments that the Company issued. The Company utilizes currency forward contracts to hedge foreign currency risk on loans.

The Company utilizes interest rate swap contracts to hedge the interest rate risk on borrowings and bonds that the Company issued. The Company utilizes currency forward contracts to hedge foreign currency risk on loans.

(3) Hedging policy	(3) Hedging policy

As a general rule, the interest rate risk on bonds is fully hedged until maturity and the foreign currency risk on loans is fully hedged until maturity.	(Same as left)

(4) Valuating the validity of hedging instruments	(4) Valuating the validity of hedging instruments

The Company regularly verifies the result of risk offsetting by each hedging instrument and hedged item.	(Same as left)

105th Fiscal Year	106th Fiscal Year

8. Other Important Items as Basis of Financial Statements	8. Other Important Items as Basis of Financial Statements

(1) Accounting for consumption taxes	(1) Accounting for consumption taxes

Consumption taxes are accounted for based on the tax exclusion method.	(Same as left)

(2) Application of consolidated tax return system	(2) Application of consolidated tax return system

The Company applies consolidated tax return system.	(Same as left)

[Change in Accounting Policies]

105th Fiscal Year	106th Fiscal Year
Lease Accounting	—

The Company adopted the Accounting Standard Board of Japan (“ASBJ”) Statement No. 13, “Accounting Standard for Lease Transactions” and the ASBJ Guidance No. 16, “Guidance on Accounting Standard for Lease Transactions”, effective from this fiscal year, and therefore the Company now treat the lease transactions in a manner similar to the ordinary sale and purchase transaction. However, the finance leases entered into prior to April 1, 2008 that are not deemed to transfer ownership of the leased property to the lessee, the Company continues to treat them as operating leases. The change had no affect on the Company’s profit or loss.

Consolidation Accounting	—

The Company adopted the ASBJ Guidance No. 22, “Revised Guidance on determining a subsidiary and an affiliate” effective from this fiscal year. This adoption had no affect on the Company’s profit or loss.

[Notes to the Financial Statements]

(Balance Sheets)

105th Fiscal Year		106th Fiscal Year
*1. Accumulated depreciation on tangible fixed assets:		*1. Accumulated depreciation on tangible fixed assets:

Buildings Furniture & fixtures	¥25,392 (million) 51,922	Buildings Furniture & fixtures	¥24,888 (million) 58,175

Total	77,313	Total	83,062

*2. Securities deposited		*2. Securities deposited

The Company loaned investment securities (mainly investments in subsidiaries and affiliates) with a book value of ¥28,706 million based on securities loan contracts which provide borrowers with the rights to resell or repledge the securities.

The Company loaned investment securities (mainly investments in subsidiaries and affiliates) with a book value of ¥30,790 million based on securities loan contracts which provide borrowers with the rights to resell or repledge the securities.

3. Financial guarantee (Note) 1		3. Financial guarantee (Note) 1

Principal and coupons of ¥98,200 million bonds issued by Nomura Securities Co., Ltd. ¥98,200 million		Principal and coupons of ¥98,200 million bonds issued by Nomura Securities Co., Ltd. ¥98,200 million

Commercial Paper with face value of US$418,000 thousand and €12,000 thousand issued by Nomura International plc and the guarantee provided in relation to the futures transactions of ¥6,055 million, the guarantee provided in relation to the repurchase transaction of €5,073 thousand, and derivative transactions worth US$884,855 thousand executed by Nomura International plc.

¥136,251 million (Note) 2

Commercial Paper with face value of US$421,500 thousand, €228,500 thousand, CHF16,000 thousand and CAN$2,000 issued by Nomura International plc, the guarantee of ¥7,653 million in relation to the futures transactions, the repurchase transactions of US$138,886 thousand, derivative transactions of US$412,955 thousand, and borrowings and repurchase transactions of US$3,137,000 thousand executed by Nomura International plc.

¥420,203 million (Note) 2

Principal and coupons of medium-term notes issued by Nomura Global Funding plc with face value of ZAR1,070,000 thousand. ¥10,861 million

Principal and coupons of medium-term notes issued by Nomura Europe Finance N.V. with face value of US$1,059,500 thousand, €1,982,500 thousand, AU$209,850 thousand, and CAN$1,500 thousand, ¥1,869,135 million.

¥2,244,796 million (Note) 2

Principal and coupons of medium-term notes issued by Nomura Europe Finance N.V. of US$1,223,200 thousand, €2,542,000 thousand, AU$231,700 thousand, GBP502,123 thousand, CHF6,000 thousand, ZAR110,000 thousand, CAN$1,500 thousand, and ¥1,657,915 million.

¥2,181,578 million (Note) 2

Swap transactions worth US$410,771 thousand executed by Nomura Global Financial Products Inc. ¥40,350 million (Note) 2		Swap transactions worth US$211,249 thousand executed by Nomura Global Financial Products Inc. ¥19,655 million (Note) 2

Principal and coupons of medium-term notes issued by Nomura Bank International plc with face value of US$304,800 thousand, €7,000 thousand, AU$17,000 thousand, and ¥39,200 million. ¥71,189 million

Principal and coupons of medium-term notes issued by Nomura Bank International plc of US$1,303,083 thousand, €1,506,345 thousand, AU$17,000 thousand and ¥56,158 million, and the guarantee provided in relation to the borrowings of €125,000 thousand by Nomura Bank International plc.

¥382,634 million

105th Fiscal Year	106th Fiscal Year

Guarantee of US$18 thousand in settlement of stock deals by Instinet Singapore Service Private Limited

¥2 million

Guarantee of US$87 thousand in relation to the derivative and other transactions by Nomura International (Hong Kong) Limited

¥9 million (Note) 2

Guarantee of US$119 thousand in relation to the settlement of stock transaction entered by Nomura Securities Singapore Pte Ltd.

¥12 million

Guarantee of GBP632,958 thousand in relation to the swap transactions entered by Nomura Investment (AH) Limited

¥88,899 million

Guarantee of INR7,791 thousand in relation to the borrowings by Nomura Services India Private Limited

¥15 million

Guarantee of INR68,703 thousand in relation to the borrowings by Nomura Structured Finance Services Private Limited

¥134 million

Guarantee of US$70,779 thousand in relation to the derivative and other transactions by Nomura International (Hong Kong) Limited

¥6,585 million

Guarantee of US$165 thousand in relation to the settlement of stock transaction entered by Nomura Securities Singapore Pte Ltd.

¥15 million

Guarantee of principal and coupons on ZAR1,070,000 thousand and AU$216,000 thousand in relation to the medium-term notes issued by Nomura Global Funding plc.

¥31,956 million

Guarantee of US$1,811 thousand in relation to the derivative and other transactions by Nomura Fixed Income Securities Private Limited.

¥168 million

Guarantee of GBP24,853 thousand in relation to the derivative transactions and other by Nexen Energy Marketing London Limited.

¥3,489 million

(Note) 1 In accordance with Report No. 61 of the Audit Committee of the Japanese Institute of Certified Public Accountants, contracts which are financial guarantees in substance are included above.	(Same as left)

2 Includes co-guarantee with Nomura Securities Co., Ltd.

*4. Balance with Subsidiaries and Affiliates Major balances with subsidiaries and affiliates are as follows:		*4. Balance with Subsidiaries and Affiliates Major balances with subsidiaries and affiliates are as follows:

Short-term loans receivable	¥1,659,355 million	Short-term loans receivable	¥2,141,996 million
Accounts receivable	15,018	Accounts receivable	65,465
Long-term guarantee deposits	42,101	Long-term guarantee deposits	36,223
Short-term borrowings	320,000	Deposits received	50,640
Deposits received	39,663
Besides the above-mentioned, other asset with Subsidiaries and Affiliates are ¥57,749 million.		Besides the above-mentioned, other assets and other liabilities with Subsidiaries and Affiliates are ¥61,057 million and ¥19,973 million respectively.

5. Commitments The Company has provided commitments to extend subordinated credits to Nomura Securities Co., Ltd. and The Nomura Trust and Banking Co., Ltd.		5. Commitments
		The Company has provided commitments to extend subordinated credits to Nomura Securities Co., Ltd.

Nomura Securities Co., Ltd.		Nomura Securities Co., Ltd.
Total commitment available	¥750,000 million	Total commitment available	¥150,000 million
Less amount utilized	—	Less amount utilized	—

Balance available	¥750,000	Balance available	¥150,000

The Nomura Trust and Banking Co., Ltd.
Total commitment available	¥10,000 million
Less amount utilized	—

Balance available	¥10,000

(Statements of Operations)

105th Fiscal Year		106th Fiscal Year
*1 “Property and equipment fee revenue” consists of revenue mainly from Nomura Securities Co., Ltd., a subsidiary of the Company, on leasing furniture, fixtures and software.		*1 (Same as left)

*2 “Rent revenue” consists of revenue mainly from Nomura Securities Co., Ltd., a subsidiary of the Company, on renting office accommodation.		*2 (Same as left)

*3 “Royalty on trademark” consists of revenue from Nomura Securities Co., Ltd., a subsidiary of the Company, on the use of the Company’s trademark.		*3 (Same as left)

*4 “Others” includes fees from securities lending and interest received on loans mainly from Nomura Securities Co., Ltd., a subsidiary of the Company.		*4 (Same as left)

*5 Breakdown of Rental and maintenance		*5 Breakdown of Rental and maintenance

Real estate	¥36,082 million	Real estate	¥37,291 million
Furniture and fixtures	6,872	Furniture and fixtures	7,714

Total	42,954	Total	45,006

*6 Breakdown of Data processing and office supplies		*6 Breakdown of Data processing and office supplies

Data processing	¥37,796 million	Data processing	¥43,100 million
Office supplies	6	Office supplies	5

Total	37,802	Total	43,105

*7 Breakdown of Others		*7 Breakdown of Others

Training and data	¥3,415 million	Training and data	¥2,646 million
Water and electricity	1,109	Water and electricity	1,297
Others	7,649	Others	2,530

Total	12,174	Total	6,473

*8     Balance with Subsidiaries and Affiliates

Operating revenue from subsidiaries and affiliates:

¥340,009 million

Operating expenses to subsidiaries and affiliates:

¥78,853 million

Non-operating revenue to subsidiaries and affiliates:

¥12 million

Non-operating expenses to subsidiaries and affiliates:

¥8,843 million

*8     Balance with Subsidiaries and Affiliates

Operating revenue from subsidiaries and affiliates:

¥219,654 million

Operating expenses to subsidiaries and affiliates:

¥67,149 million

Non-operating revenue to subsidiaries and affiliates:

¥39 million

Non-operating expenses to subsidiaries and affiliates:

¥7,076 million

(Statements of Changes in Net Assets)

(105th Fiscal Year from April 1, 2008 to March 31, 2009)
Treasury Stock
Type of shares	Common stock
End of prior year	57,886,944 shares
Increase	74,263 shares
Decrease	2,833,362 shares
End of current year	55,127,845 shares

(Summary of reasons for change)

The principal reasons for increase were as follows:

Increase related to requests to purchase shares less than full trading units	74,263 shares

The principal reasons for decrease were as follows:

Reduction related to exercise of stock acquisition rights	2,801,200 shares
Reduction related to buying to complete full trading units	32,162 shares

(106th Fiscal Year from April 1, 2009 to March 31, 2010)
Treasury Stock
Type of shares	Common stock
End of prior year	55,127,845 shares
Increase	26,857 shares
Decrease	6,129,228 shares
End of current year	49,025,474 shares

(Summary of reasons for change)

The principal reasons for increase were as follows:

Increase related to requests to purchase shares less than full trading units	26,857 shares

The principal reasons for decrease were as follows:

Reduction related to exercise of stock acquisition rights	6,122,900 shares
Reduction related to buying to complete full trading units	6,328 shares

(Leasing Transactions)

105th Fiscal Year		106th Fiscal Year

1.      Financing lease transactions

Financing leases other than those for which the ownership of the leased property are deemed as transfers to the lessees entered prior to April 1, 2008 are continued to be accounted for as following the normal rental treatment. The following describes such financing leases.

Financing leases other than those for which the ownership of the leased property are deemed as transfers to the lessees:

		1. Financing lease transactions (Same as left) Financing leases other than those for which the ownership of the leased property are deemed as transfers to the lessees:

(1) Acquisition cost of the leased property, accumulated depreciation and the year-end balance (See Note below.)		(1) Acquisition cost of the leased property, accumulated depreciation and the year-end balance (See Note below.)

	Furniture and fixtures		Furniture and fixtures
Acquisition cost	¥177 million	Acquisition cost	¥101 million
Accumulated depreciation	104	Accumulated depreciation	63

Year-end balance	74	Year-end balance	38

(2) Closing balance of the obligation under lease (See Note below.)		(2) Closing balance of the obligation under lease (See Note below.)

One year or less	¥36 million	One year or less	¥28 million
More than one year	38	More than one year	10

Total	74	Total	38

(3) Lease payments and depreciation expense		(3) Lease payments and depreciation expense

Lease payments	¥47 million	Lease payments	¥36 million
Depreciation expense	¥47 million	Depreciation expense	¥36 million

(4)    The method of calculating the depreciation expense The amount equivalent to the depreciation expense is calculated by straight-line method, the useful life being the lease period and no (zero) salvage value.

		(4) (Same as left)

(Note)    The acquisition cost and the closing balance are calculated by the interest inclusion method in accordance with the regulations of Item 2, Article 8-6 of the “Regulations Concerning the Terminology, Forms and Preparation Methods of Financial Statements” because their percentage against the year-end balance of tangible fixed assets was low.

		(Note) (Same as left)

2. Operating leases are as follows: Closing balance of the obligation under lease		2. Operating leases are as follows: Closing balance of the obligation under lease

One year or less	¥ 1,889 million	One year or less	¥ 2,396 million
More than one year	14,891	More than one year	13,303

Total	16,780	Total	15,699

(Securities Held)

(105th Fiscal Year ended March 31, 2009)

(1)	Bonds Held to Maturity

None

(2)	Stocks of Subsidiaries and Affiliates with Market Value (Millions of yen)

	105th Fiscal Year
	Book Value	Market Value	Difference
Subsidiaries	—	—	—
Affiliates	32,143	41,109	8,967

*	During the 105th Fiscal Year, the Company acquired additional shares of the stock of a public company previously held as Other investments and re-categorized them into Investments in subsidiaries and affiliates, due to the increased shareholding ratio. Accordingly, the publicly traded stocks included in Other investments decreased by ¥59 million and Investments in subsidiaries and affiliates increased by ¥3,559 million inclusive of such additional stock acquisition described above.

(3)	Other Securities with Market Value (Millions of yen)

	105th Fiscal Year
	Cost	Book Value	Difference
Securities whose book value exceeds cost
Equities	29,389	61,074	31,685
Bonds	—	—	—
Others	1,510	1,511	1

Subtotal	30,899	62,585	31,686

Securities whose book value does not exceed cost
Equities	18,306	15,546	(2,761)
Bonds	—	—	—
Others	2,253	1,772	(481)

Subtotal	20,559	17,318	(3,241)

Total	51,459	79,903	28,444

(4)	Securities without Market Value (except those referred in (1) and (2) above)

105th Fiscal Year
Book Value (Millions of yen)
Bonds Held to Maturity	—
Other Securities	83,687
Recorded as Current Assets	20,500
Certificate deposits	20,500
Recorded as Fixed Asset	63,187
Equities (Unlisted equities, etc.)	30,426
Bonds (Unlisted bonds, etc.)	—
Others	32,761
Other securities of subsidiaries and affiliates	24,111
Other	8,650

(106th Fiscal Year ended March 31, 2010)

Nomura Holdings, Inc. adopted the “Revised Accounting Standard for Financial Instruments” (ASBJ Statement No.10 March 10, 2008) and “Guidance on Disclosures about Fair Value of Financial Instruments” (ASBJ Guidance No.19 March 10, 2008) from the fiscal year ended March 31, 2010.

(1)	Stocks of Subsidiaries and Affiliates with Market Value (Millions of yen)

	106th Fiscal Year
	Book Value	Market Value	Difference
Subsidiaries	—	—	—
Affiliates	27,496	52,057	24,562

Stocks of subsidiaries and Affiliates which are extremely difficult to observe its Market Value

Book Value (Millions of yen)
Subsidiaries	1,338,027
Affiliates	4,138
Total	1,342,165

Those are securities without quoted market value. Consequently, those are securities which are extremely difficult to observe its Market Value.

(2)	Other Securities with Market Value (Millions of yen)

	106th Fiscal Year
	Cost	Book Value	Difference
Securities whose book value exceeds cost
Equities	40,475	79,519	39,044

Subtotal	40,475	79,519	39,044

Securities whose book value does not exceed cost
Certificate deposits	15,000	15,000	—
Equities	8,049	6,988	(1,062)
Others	3,163	2,767	(396)

Subtotal	26,212	24,755	(1,458)

Total	66,688	104,274	37,586

(3)	Securities which are extremely difficult to observe its Market Value (except those referred in (1) above)

106th Fiscal Year
Book Value (Millions of yen)
Other Securities	63,770
Equities (Unlisted equities, etc.)	39,290
Others	24,479
Other securities of subsidiaries and affiliates	17,370
Others	7,110

Those are securities without quoted market value. Consequently, those are securities which are extremely difficult to observe its Market Value.

(Derivative Transactions)

Statement on derivative transactions is omitted as Nomura makes consolidated statement.

(Tax Effect Accounting)

105th Fiscal Year			106th Fiscal Year
1. Breakdown of deferred tax assets and liabilities			1. Breakdown of deferred tax assets and liabilities
Deferred tax assets			Deferred tax assets

Loss on devaluation of securities	¥418,217	million	Loss on devaluation of securities	¥365,315	million
Operating losses	40,007		Loss carry-forward on local tax	32,840
			Attributed consolidated corporate tax	15,569
Loss on devaluation of fixed assets	4,166		Loss on devaluation of fixed assets	4,166
			Stock option	1,857
Others	7,254		Others	3,456

Sub Total deferred tax assets	469,645		Sub Total deferred tax assets	423,205
Valuation allowance	(271,125)		Valuation allowance	(273,889)

Total deferred tax assets	198,520		Total deferred tax assets	149,317
Deferred tax liabilities			Deferred tax liabilities
Net unrealized gain on investments	(11,228)		Net unrealized gain on investments	(15,150)
Reserve for specified fixed assets	(9)		Deferred gains or loss on hedges	(6,184)
Others	(6,474)		Others	(575)

Total deferred tax liabilities	(17,711)		Total deferred tax liabilities	(21,909)

Net deferred tax assets	180,809		Net deferred tax assets	127,408

2. Major differences between the statutory effective tax rate and the corporate tax rate after tax effect accounting application			2. Major differences between the statutory effective tax rate and the corporate tax rate after tax effect accounting application

Statutory effective tax rate	41.0%		Statutory effective tax rate	41.0%
(Adjustments)			(Adjustments)
Permanent differences excluded from revenues	13.5		Permanent differences excluded from revenues	(112.7)
Permanent differences excluded from expenses	(1.3)		Permanent differences excluded from expenses	55.1
Valuation allowance	(42.9)		Valuation allowance	(6.3)
Accumulated earning tax of overseas subsidiaries	(0.2)		Accumulated earning tax of overseas subsidiaries	5.2
Income taxes - prior year adjustments	(0.3)		Income taxes - prior year adjustments	(3.0)
Others	0.3		Others	(0.5)

Corporate tax rate after tax effect accounting	10.0		Corporate tax rate after tax effect accounting	(21.2)

(Information on Per Share Data)

105th Fiscal Year		106th Fiscal Year
Shareholders’ equity per share	¥466.99	Shareholders’ equity per share	¥485.62
Net loss per share	¥202.62	Net income per share	¥3.86
Net income per share – diluted	¥ —	Net income per share – diluted	¥3.83

(Notes)

         1. Although there were dilutive shares, no net loss per share data was presented due to the net loss for the 105th fiscal year.

         2. The base data for calculating net income per share are as follows:

	105th Fiscal Year	106th Fiscal Year
Net income per share
Net income (Millions of yen)	(393,712)	12,083
Amount which does not belong to shareholders of common stock (Millions of yen)	—	—
Net income which belong to common stock (Millions of yen)	(393,712)	12,083
Average number of common stock during the fiscal year (Thousands of shares)	1,943,086	3,127,918

Net income per share – diluted
Adjustment on net income (Millions of yen)	—	—
Increase of common stock (Thousands of shares)	—	24,344
(Increase due to stock acquisition right (Thousands of shares))	—	24,344

Common stock equivalents which are not included in the net income per share – diluted as they have no dilutive effect	(Stock Acquisition Right) No stock acquisition right or subordinated unsecured convertible bonds had dilutive effects due to the net loss for the year. See also “Item 4 Company Information, 1. Share Capital Information, (2) Stock Options”

(Stock Acquisition Right)

Number of Shares under 10 series of Stock Acquisition Rights

102,075

Stock Acquisition Right No.2

Stock Acquisition Right No.4

Stock Acquisition Right No.8

Stock Acquisition Right No.11

Stock Acquisition Right No.15

Stock Acquisition Right No.16

Stock Acquisition Right No.22

Stock Acquisition Right No.23

Stock Acquisition Right No.31

Stock Acquisition Right No.32

See also “Item 4 Company Information, 1. Share Capital Information, (2) Stock Options”

[Significant Subsequent Events]

105th Fiscal Year	106th Fiscal Year

1        Pursuant to the respective resolution passed by the Board of Directors as of March 27, 2008 as well as the Executive Management Board as of April 17, 2009, the Company issued the Twelfth Series of Unsecured Straight Bonds as of June 18, 2009.

(1)     The name of bonds

12th Series of Nomura Holdings, Inc. Unsecured Straight Bonds

(2)     Issue amount

49.2 billion yen

(3)     Issue price

100 yen per face value of 100 yen

(4)     Interest rate

1.72% per annum

(5)     Redemption price

100% of the principal amount

(6)     Maturity date

June 18, 2012

(7)     Use of proceeds

Operating capital

1        Pursuant to the respective resolution passed by the Board of Directors as of March 27, 2008 as well as the Executive Management Board as of April 9, 2010, the Company issued the Twenty second Series of Unsecured Straight Bonds as of June 24, 2010.

(1)     The name of bonds

22th Series of Nomura Holdings, Inc. Unsecured Straight Bonds

(2)     Issue amount

61.0 billion yen

(3)     Issue price

100 yen per face value of 100 yen

(4)     Interest rate

0.937% per annum

(5)     Redemption price

100% of the principal amount

(6)     Maturity date

June 24, 2015

(7)     Use of proceeds

Operating capital

2        Pursuant to the respective resolution passed by the Board of Directors as of March 27, 2008 as well as the Executive Management Board as of April 17, 2009, the Company issued the Thirteenth Series of Unsecured Straight Bonds as of June 15, 2009.

(1)     The name of bonds

13th Series of Nomura Holdings, Inc. Unsecured Straight Bonds

(2)     Issue amount

80.0 billion yen

(3)     Issue price

100 yen per face value of 100 yen

(4)     Interest rate

1.72% per annum

(5)     Redemption price

100% of the principal amount

(6)     Maturity date

June 15, 2012

(7)     Use of proceeds

Operating capital

2        Pursuant to the respective resolution passed by the Board of Directors as of March 27, 2008 as well as the Executive Management Board as of April 9, 2010, the Company issued the Twenty third Series of Unsecured Straight Bonds as of June 24, 2010.

(1)     The name of bonds

23th Series of Nomura Holdings, Inc. Unsecured Straight Bonds

(2)     Issue amount

47.0 billion yen

(3)     Issue price

100 yen per face value of 100 yen

(4)     Interest rate

1.808% per annum

(5)     Redemption price

100% of the principal amount

(6)     Maturity date

June 24, 2020

(7)     Use of proceeds

Operating capital

105th Fiscal Year	106th Fiscal Year

3        Pursuant to the respective resolution passed by the Board of Directors as of March 27, 2008 as well as the Executive Management Board as of April 17, 2009, the Company issued the Fourteenth Series of Unsecured Straight Bonds as of June 15, 2009.

(1)     The name of bonds

14th Series of Nomura Holdings, Inc. Unsecured Straight Bonds

(2)     Issue amount

22.0 billion yen

(3)     Issue price

100 yen per face value of 100 yen

(4)     Interest rate

6 months JPY-Libor-BBA plus 0.90% per annum

(5)     Redemption price

100% of the principal amount

(6)     Maturity date

June 15, 2012

(7)     Use of proceeds

Operating capital

3        Pursuant to the respective resolution passed by the Board of Directors as of March 27, 2008 as well as the Executive Management Board as of April 9, 2010, the Company issued the Twenty fourth Series of Unsecured Straight Bonds as of June 24, 2010.

(1)     The name of bonds

24th Series of Nomura Holdings, Inc. Unsecured Straight Bonds

(2)     Issue amount

22.0 billion yen

(3)     Issue price

100 yen per face value of 100 yen

(4)     Interest rate

2.329% per annum

(5)     Redemption price

100% of the principal amount

(6)     Maturity date

June 24, 2025

(7)     Use of proceeds

Operating capital

105th Fiscal Year	106th Fiscal Year

4        Pursuant to the respective resolution passed by the Board of Directors as of March 27, 2008 as well as the Executive Management Board as of April 17, 2009, the Company issued the Fifteenth Series of Unsecured Straight Bonds as of June 15, 2009.

(1)     The name of bonds

15th Series of Nomura Holdings, Inc. Unsecured Straight Bonds

(2)     Issue amount

75.0 billion yen

(3)     Issue price

100 yen per face value of 100 yen

(4)     Interest rate

2.01% per annum

(5)     Redemption price

100% of the principal amount

(6)     Maturity date

June 13, 2014

(7)     Use of proceeds

Operating capital

[Translation]

Report of Independent Auditors

June 29, 2009

The Board of Directors

Nomura Holdings, Inc.

Ernst & Young ShinNihon LLC

Koichi Hanabusa
Certified Public Accountant
Designated and Engagement Partner

Hiroki Matsumura
Certified Public Accountant
Designated and Engagement Partner

Yuichiro Sakurai
Certified Public Accountant
Designated and Engagement Partner

Junko Kamei
Certified Public Accountant
Designated and Engagement Partner

Audit of Financial Statements

We have audited the consolidated financial statements of Nomura Holdings, Inc. (the “Company”) included in the “financial condition” section for the consolidated fiscal period from April 1, 2008 to March 31, 2009 which comprise the consolidated balance sheet, the consolidated statements of operations, changes in equity, comprehensive income and cash flows, and the supplementary consolidated financial schedules pursuant to the audit requirement of the rule specified in the Article 193-2, Section 1 of the Financial Instruments and Exchange Act. These consolidated financial statements are the responsibility of the Company’s management and our responsibility is to independently express an opinion on these consolidated financial statements.

We conducted our audit in accordance with auditing standards generally accepted in Japan. Those standards require that we obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes, examining on a test basis, assessing the accounting principles and application method used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Nomura Holdings, Inc. and subsidiaries as of March 31, 2009, and the consolidated results of their operations and their cash flows for the consolidated fiscal period then ended in conformity with accounting principles generally accepted in the United States of America (refer to Note 1 to the consolidated financial statements).

Audit of Internal Control

We have audited Nomura Holdings, Inc.’s internal control over financial reporting as of March 31, 2009, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria) pursuant to the audit requirement of the rule specified in the Article 193-2, Section 2 of the Financial Instruments and Exchange Act. The Company’s management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management’s Report on Internal Control Over Financial Reporting. Our responsibility is to independently express an opinion on the Company’s internal control over financial reporting.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States) (the PCAOB Standards). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, Nomura Holdings, Inc. maintained, in all material respects, effective internal control over financial reporting as of March 31, 2009, based on the COSO criteria.

Additional Information

We conducted the audit of the Company’s internal control over financial reporting as of March 31, 2009, based on the COSO criteria. The key differences from an audit under auditing standards for internal control over financial reporting generally accepted in Japan (the Japanese Standards) are as follow:

1.	An opinion is expressed on Management’s Report on Internal Control Over Financial Reporting under the Japanese Standards while an opinion is expressed on the company’s internal control over financial reporting under the PCAOB Standards.

2.	Under the Japanese Standards, the audit scope includes the financial statements and the disclosures that could have a material effect on the reliability of the financial statements. Under the PCAOB Standards, the audit scope includes internal control on preparation of the financial statements contained in the “financial condition” section, as defined above.

3.	The audit covers internal controls performed at affiliated companies that are accounted for by the equity method under the Japanese Standards while such internal controls are not covered under the PCAOB Standards.

We have no interest in the Company which should be disclosed under the provisions of the Certified Public Accountants Law.

*	Above is an electronic version of the original report of auditors and the Company (the company submitting securities report) maintains the original report.

[Translation]

Report of Independent Auditors

June 29, 2010

The Board of Directors

Nomura Holdings, Inc.

Ernst & Young ShinNihon LLC

Koichi Hanabusa
Certified Public Accountant
Designated and Engagement Partner

Hiroki Matsumura
Certified Public Accountant
Designated and Engagement Partner

Yuichiro Sakurai
Certified Public Accountant
Designated and Engagement Partner

Junko Kamei
Certified Public Accountant
Designated and Engagement Partner

Audit of Financial Statements

We have audited the consolidated financial statements of Nomura Holdings, Inc. (the “Company”) included in the “financial condition” section for the consolidated fiscal period from April 1, 2009 to March 31, 2010 which comprise the consolidated balance sheet, the consolidated statements of operations, changes in equity, comprehensive income and cash flows, and the supplementary consolidated financial schedules pursuant to the audit requirement of the rule specified in the Article 193-2, Section 1 of the Financial Instruments and Exchange Act. These consolidated financial statements are the responsibility of the Company’s management and our responsibility is to independently express an opinion on these consolidated financial statements.

We conducted our audit in accordance with auditing standards generally accepted in Japan. Those standards require that we obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes, examining on a test basis, assessing the accounting principles and application method used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Nomura Holdings, Inc. and subsidiaries as of March 31, 2010, and the consolidated results of their operations and their cash flows for the consolidated fiscal period then ended in conformity with accounting principles generally accepted in the United States of America (refer to Note 1 to the consolidated financial statements).

Audit of Internal Control

We have audited Nomura Holdings, Inc.’s internal control over financial reporting as of March 31, 2010, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria) pursuant to the audit requirement of the rule specified in the Article 193-2, Section 2 of the Financial Instruments and Exchange Act. The Company’s management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management’s Report on Internal Control Over Financial Reporting. Our responsibility is to independently express an opinion on the Company’s internal control over financial reporting.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States) (the PCAOB Standards). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, Nomura Holdings, Inc. maintained, in all material respects, effective internal control over financial reporting as of March 31, 2010, based on the COSO criteria.

Additional Information

We conducted the audit of the Company’s internal control over financial reporting as of March 31, 2010, based on the COSO criteria. The key differences from an audit under auditing standards for internal control over financial reporting generally accepted in Japan (the Japanese Standards) are as follow:

1.	An opinion is expressed on Management’s Report on Internal Control Over Financial Reporting under the Japanese Standards while an opinion is expressed on the company’s internal control over financial reporting under the PCAOB Standards.

2.	Under the Japanese Standards, the audit scope includes the financial statements and the disclosures that could have a material effect on the reliability of the financial statements. Under the PCAOB Standards, the audit scope includes internal control on preparation of the financial statements contained in the “financial condition” section, as defined above.

3.	The audit covers internal controls performed at affiliated companies that are accounted for by the equity method under the Japanese Standards while such internal controls are not covered under the PCAOB Standards.

We have no interest in the Company which should be disclosed under the provisions of the Certified Public Accountants Law.

*	Above is an electronic version of the original report of auditors and the Company (the company submitting securities report) maintains the original report.

[Translation]

Report of Independent Auditors

June 29, 2009

The Board of Directors

Nomura Holdings, Inc.

Ernst & Young ShinNihon LLC

Koichi Hanabusa
Certified Public Accountant
Designated and Engagement Partner

Hiroki Matsumura
Certified Public Accountant
Designated and Engagement Partner

Yuichiro Sakurai
Certified Public Accountant
Designated and Engagement Partner

Junko Kamei
Certified Public Accountant
Designated and Engagement Partner

We have audited the financial statements of Nomura Holdings, Inc. (the “Company”) included in the “financial condition” section for its 105th fiscal period from April 1, 2008 to March 31, 2009 which comprise the balance sheet, the statements of operations and changes in net assets, and the supplementary financial schedules pursuant to the audit requirement of the rule specified in the Article 193-2, Section 1 of the Financial Instruments and Exchange Act. These financial statements are the responsibility of the Company’s management and our responsibility is to independently express an opinion on these financial statements.

We conducted our audit in accordance with auditing standards generally accepted in Japan. Those standards require that we obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes, examining on a test basis, assessing the accounting principles and application method used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Nomura Holdings, Inc. as of March 31, 2009, and the results of its operations for the year then ended in conformity with accounting principles generally accepted in Japan.

We have no interest in the Company which should be disclosed under the provisions of the Certified Public Accountants Law.

*1.	Above is an electronic version of the original report of auditors and the Company (the company submitting securities report) maintains the original report.
2.	The financial statements referred to above do not include the data themselves provided via XBRL.

[Translation]

Report of Independent Auditors

June 29, 2010

The Board of Directors

Nomura Holdings, Inc.

Ernst & Young ShinNihon LLC

Koichi Hanabusa
Certified Public Accountant
Designated and Engagement Partner

Hiroki Matsumura
Certified Public Accountant
Designated and Engagement Partner

Yuichiro Sakurai
Certified Public Accountant
Designated and Engagement Partner

Junko Kamei
Certified Public Accountant
Designated and Engagement Partner

We have audited the financial statements of Nomura Holdings, Inc. (the “Company”) included in the “financial condition” section for its 106th fiscal period from April 1, 2009 to March 31, 2010 which comprise the balance sheet, the statements of operations and changes in net assets, and the supplementary financial schedules pursuant to the audit requirement of the rule specified in the Article 193-2, Section 1 of the Financial Instruments and Exchange Act. These financial statements are the responsibility of the Company’s management and our responsibility is to independently express an opinion on these financial statements.

We conducted our audit in accordance with auditing standards generally accepted in Japan. Those standards require that we obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes, examining on a test basis, assessing the accounting principles and application method used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Nomura Holdings, Inc. as of March 31, 2010, and the results of its operations for the year then ended in conformity with accounting principles generally accepted in Japan.

We have no interest in the Company which should be disclosed under the provisions of the Certified Public Accountants Law.

*1.	Above is an electronic version of the original report of auditors and the Company (the company submitting securities report) maintains the original report.
2.	The financial statements referred to above do not include the data themselves provided via XBRL.

Confirmation Letter

1 [Appropriateness of Annual Securities Report]

Kenichi Watanabe, President and Chief Executive Officer, and Masafumi Nakada, Executive Managing Director and Chief Financial Officer, have confirmed that the annual securities report of Nomura Holdings, Inc. for the year ended March 31, 2010 is appropriate under the Financial Instruments and Exchange Act.

2 [Special Comments]

There is no special comment to be stated.

Management’s Report on Internal Control Over Financial Reporting

1 [Framework of Internal Control over Financial Reporting]

Management is responsible for establishing and maintaining adequate internal control over financial reporting for Nomura. Management has established and maintained internal control over financial reporting using the criteria set forth in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO framework”).

2 [Scope, Reference Date, and Method of Evaluation]

Management, with the participation of Chief Executive Officer and Chief Financial Officer, evaluated the effectiveness of our internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Securities Exchange Act of 1934) using the criteria set forth in the COSO framework. The reference date of evaluation was as of March 31, 2010.

3 [Report of Result of Evaluation]

Based on the evaluation, management concluded that our internal control over financial reporting was effective as of March 31, 2010.

4 [Comments]

The key differences between the standards generally accepted in the United States which Nomura adopts for the evaluation of internal control over financial reporting (“U.S. standards”) and that of Japanese (“Japanese standards”) are:

- Under the U.S. standards, the financial reporting which is subject to the internal control requirements only includes the consolidated financial statements. Under the Japanese standards, the financial reporting which is subject to the internal control requirements includes financial statements, including consolidated financial statements, and other disclosures that have material effects on reliability of financial statements.

- Under the U.S. standards, the scope of internal control over financial reporting includes the parent company and its consolidated entities. Under the Japanese standards, the scope of internal control over financial reporting includes the parent company, its consolidated entities, and the affiliated companies that are accounted for by using the equity method.

5 [Special Comments]

There is no special comment to be stated.